24-10039

RECD S.E.C.
FEB 1 1 2003
1086

03006513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PIONEER FINANCIAL SERVICES, INC. /MO
(Exact name of issuer as specified in its charter)

Missouri
(State or other jurisdiction of incorporation or organization)

PROCESSED
FEB 1 2 2003
THOMSON FINANCIAL

4700 Belleview Avenue, Suite 300
Kansas City, Missouri 64112
(816) 756-2020
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

William D. Sullivan, Chairman
4700 Belleview Avenue, Suite 300
Kansas City, Missouri 64112
(816) 756-2020
(Name, address, including zip code, and telephone number, including area code, of agent for service)

6141	**44-0607504**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

- PAGE 1 OF 261
- EXHIBIT INDEX ON PAGE 76

PART I

NOTIFICATION

Item 1. Significant Parties

(a) Directors of Pioneer Financial Services, Inc.

Name	Business Address	Residential Address
William D. Sullivan	4700 Belleview Avenue Suite 300 Kansas City, Missouri 64112	1212 W. 57th Terr. Kansas City, MO 64113

(b) Officers of Pioneer Financial Services, Inc.

Name and Title	Business Address	Residential Address
William D. Sullivan, Chairman and Chief Executive Officer	4700 Belleview Avenue Suite 300 Kansas City, Missouri 64112	1212 W. 57th Terr. Kansas City, MO 64113
Thomas H. Holcom, Jr., President and Chief Operating Officer	4700 Belleview Avenue Suite 300 Kansas City, Missouri 64112	820 W. 65th St. Kansas City, MO 64113
Randall J. Opliger, Chief Financial Officer, Treasurer and Secretary	4700 Belleview Avenue Suite 300 Kansas City, Missouri 64112	18820 W. 117th St. Olathe, KS 66061

(c) Not applicable.

(d) Pioneer Financial Industries, Inc. owns of record all of the issued and outstanding shares of the issuer, Pioneer Financial Services, Inc. The business address for Pioneer Financial Industries, Inc. is 955 South Virginia Avenue, Suite 116, Reno, Nevada 89502.

(e) See (d) above. As the trustee or beneficiary of various trusts, William D. Sullivan has sole or shared voting or investment power over 159,420 shares, or 88.61%, of the common stock of Pioneer Financial Industries, Inc.

(f) Not applicable.

(g) As follows:

Name	Business Address	Residential Address
PML Management Services, Inc.	955 S. Virginia, Ste. 116 Reno, NV 89502	Not applicable
Pioneer Military Lending, Inc.	1605 Galvin Rd., Ste. A Bellevue, NE 68055	Not applicable
Pioneer Military Lending of Georgia, Inc.	4525 Victory Drive Columbus, GA 31903	Not applicable
Pioneer Military Lending of Tennessee, Inc.	3281 E. Ft. Campbell Blvd. Clarksville, TN 37042-2397	Not applicable
Pioneer Military Lending of Washington, Inc.	3819 100th Street, SW Ste. 6B Lakewood, WA 98499	Not applicable
Pioneer Military Lending of Nevada, Inc.	3050 E. Desert Inn Rd. Ste. 125 & 126 Las Vegas, NV 89121	Not applicable
THE Military Solutions Corp	3050 E. Desert Inn Rd. Ste. 125 Las Vegas, NV 89121	Not applicable
Military Acceptance Corporation of Nevada	955 S. Virginia, Ste. 116 Reno, NV 89502	Not applicable
Pioneer Military Insurance Company	3225 N. Central Avenue Phoenix, AZ 85012	Not applicable
MJS Distributors, Inc.	955 S. Virginia, Ste. 116 Reno, NV 89502	Not applicable
Pioneer Military Lending of Michigan, Inc.	30600 Telegraph Rd. Bingham Farms, MI 48025	Not applicable
Pioneer Military Lending of Kentucky, Inc.	Kentucky Home Life Bldg., Room 1102 Louisville, KY 40202	Not applicable
Pioneer Military Lending of Oklahoma, Inc.	735 First National Bldg. Oklahoma City, OK 73102	Not applicable
Pioneer Military Lending of Arizona, Inc.	3225 N. Central Avenue Phoenix, AZ 85012	Not applicable
Whitbread Management, Inc.	3050 E. Desert Inn Rd., Ste. 125 Las Vegas, NV 89121	Not applicable
Pioneer Military Lending of Colorado, Inc.	1675 Broadway Denver, CO 80202	Not applicable

Name	Business Address	Residential Address
Pioneer Military Lending of New Mexico, Inc.	123 E. Marcy Street Santa Fe, NM 87501	Not applicable
Pioneer Military Lending of Illinois, Inc.	208 S. LaSalle Street Chicago, IL 60604	Not applicable
Pioneer Military Lending of Missouri, Inc.	4700 Belleview, Ste. 300 Kansas City, MO 64112	Not applicable
Pioneer Military Lending of Virginia, Inc.	4701 Cox Rd., Ste. 301 Glen Allen, VA 23060-6802	Not applicable
Pioneer Military Lending of Indiana, Inc.	36 S. Pennsylvania St., Ste. 700 Indianapolis, IN 46204	Not applicable
Pioneer Military Lending of Texas, Inc.	350 N. St. Paul Street Dallas, Texas 75201	Not applicable
Pioneer Military Lending of Florida, Inc.	1200 South Pine Island Rd. Plantation, FL 33324	Not applicable
Pioneer Military Lending of South Carolina, Inc.	Two Insignia Financial Plaza 75 Beattie Place Greenville, SC 29601	Not applicable
Pioneer Military Lending of North Carolina, Inc.	225 Hillsborough Street Raleigh, NC 27603	Not applicable
Pioneer Military Lending of Alabama, Inc.	2000 Interstate Park Drive, Ste. 204 Montgomery, AL 36109	Not applicable
Pioneer Military Lending of Kansas, Inc.	515 S. Kansas Avenue Topeka, KS 66603	Not applicable
Pioneer Military Lending of Louisiana, Inc.	8550 United Plaza Blvd. Baton Rouge, LA 70809	Not applicable
Pioneer Financial Industries, Inc.	955 S. Virginia, Ste. 116 Reno, Nevada 89502	Not applicable
Penwith Corporation	3050 E. Desert Inn Rd., Ste. 125 Las Vegas, NV 89121	Not applicable
Westport Investment Corp.	3317 Dominion Drive Independence, MO 64055	Not applicable
Pioneer Sales Services, GmbH	Vor der Pulvermuhle 9 D-63457 Hanau-Wolfgang, Germany	Not applicable
Pioneer Financial Services Guaranty Corporation	735 First National Bldg. Oklahoma City, OK 73012	Not applicable

4

Name	Business Address	Residential Address
Pioneer Education Services, Inc.	3050 E. Desert Inn Rd., Ste. 126 Las Vegas, NV 89121	Not applicable
Pioneer Licensing Services, Inc.	3050 E. Desert Inn Rd., Ste. 125 Las Vegas, NV 89121	Not applicable
Armed Services Benefits	955 S. Virginia, Ste. 116 Reno, NV 89502	Not applicable
William D. Sullivan, Chairman and Chief Executive Officer	4700 Belleview Avenue Suite 300 Kansas City, Missouri 64112	1212 W. 57th Terr. Kansas City, MO 64113

(h) Blackwell Sanders Peper Martin LLP
Two Pershing Square, Suite 1000
2300 Main Street
Kansas City, MO 64108
Attn: Gary D. Gilson
Phone: (816) 983-8141
Fax: (816) 983-9141

(i) There are no underwriters in connection with this offering.

(j) Not applicable

(k) Not applicable

(l) Not applicable

(m) Not applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) Not applicable

Item 3. Affiliate Sales

Not applicable

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) and (b) This rescission offer is being made directly by officers and directors of the Issuer to existing holders of junior subordinated debentures of the Issuer residing in the state of Missouri and not by

5

underwriters, dealers or salespersons. No director, officer or employee of the issuer will receive remuneration in connection with the sale of the securities in this offering.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) Since January 1, 2002, the Issuer sold, for cash, $1,276,266 in aggregate principal amount of its junior subordinated debentures to 70 persons, including renewals of outstanding debentures.

(b) Not applicable.

(c) The junior subordinated debentures were registered with the Securities Division of the Missouri Secretary of State, but not registered under the Securities Act of 1933. The junior subordinated debentures were offered and sold only to residents of the state of Missouri in reliance upon the exemption set forth in Section 3(a)(11) of the Securities Act for intrastate offerings. While the Issuer does not believe or admit that it sold debentures in violation of the Securities Act, it is possible that reliance upon the exemption provided under Section 3(a)(11) of the Securities Act might not have been appropriate in light of the increased scope of the Issuer's business activities in recent years.

Item 6. Other Present or Proposed Offerings

The Issuer intends to file a Registration Statement on Form S-1 with the Securities and Exchange Commission to register $25,000,000 in aggregate principal amount of its junior subordinated debentures. The Issuer intends to register these securities with the securities commissions of the states of Illinois, Kansas and Missouri and to offer these securities to residents of those states. The Issuer's officers and employees will offer the securities in accordance with Rule 3a4-1 promulgated under the Securities Exchange Act of 1934, as amended, and all applicable state securities laws.

Item 7. Marketing Arrangements

(a) Neither the Issuer nor any person named pursuant to Item 1 knows of any arrangements made for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.

2. To stabilize the market for any of the securities to be offered.

3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

Item 8. Relationships with Issuer Experts Named in Offering Statements

No expert named in this Offering Statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis, or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer, its parent or any of its subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

[LOGO]

PIONEER FINANCIAL SERVICES, INC.

4700 Belleview Avenue, Suite 300
Kansas City, Missouri 64112
(816) 756-2020

RESCISSION OFFER
Junior Subordinated Debentures

We are offering to repurchase all of the junior subordinated debentures we have issued since January 1, 2002, including all debentures that we have renewed in accordance with their terms since that time. The repurchase price for each debenture will be equal to the original principal amount of the debenture or the principal amount of the debenture on the date it was renewed, plus interest at the rate of 8% per annum calculated from the date you purchased the debenture or the debenture was renewed, as applicable, to, but not including, the date of payment, less any interest payments you have received from us. **PLEASE NOTE THAT IF THE INTEREST RATE ON YOUR DEBENTURE IS GREATER THAN 8%, THE INTEREST RATE YOU WILL RECEIVE IN THIS RESCISSION OFFER IS LESS THAN THE CURRENT INTEREST RATE ON YOUR DEBENTURE.**

Assuming that we make payment for the tendered debentures on April 15, 2003, the aggregate cost to us of the rescission offer (the amount of cash which we will pay if all persons who purchased debentures from us, or had their debentures renewed, since January 1, 2002, chose to rescind their purchase) is $1,353,348. We believe we will have adequate funds to finance the rescission offer.

BY TENDERING YOUR DEBENTURE YOU WILL NOT BE ENTITLED TO ANY OTHER PAYMENTS ON YOUR DEBENTURE INCLUDING, WITHOUT LIMITATION, ANY ACCRUED AND UNPAID INTEREST.

Our rescission offer expires at 5:00 p.m. (Kansas City time) on Monday, April 7, 2003.

The procedures for accepting this rescission offer and tendering your debenture are described in this offering circular under "The Rescission Offer." You can contact Melissa Kuhn, Investment Analyst, at 816-756-2020 or via email at *mkuhn@askpioneer.com* with any questions about the rescission offer.

In considering whether to accept this offer, see "Risk Factors" beginning on page 7.

This offer is only being made to the initial purchasers of the debentures. There are no underwriters in connection to this rescission offer.

Neither we nor our Board of Directors makes any recommendation to you as to whether to accept or decline this rescission offer. In addition, no one has been authorized to make any such recommendation. You must make your own decisions whether to accept this rescission offer based on your own financial position and requirements and the advice of your financial and tax advisors.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this offering circular is February ____, 2003.

TABLE OF CONTENTS

You should rely only upon the information contained in this offering circular. We have not authorized anyone to provide you with information different from that contained in this offering circular. We are making this rescission offer only to residents of the state of Missouri, and this offering circular shall not be considered to be an offer or sale in any jurisdiction in which such offers and sales are not permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of the offering circular or of any sale of the debentures.

In this offering circular, reference to "the Company," "Pioneer," "we," "us" and "our" refer to Pioneer Financial Services, Inc. and our subsidiaries.

FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this offering circular and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in this forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this offering circular. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this offering circular. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

QUESTIONS AND ANSWERS ABOUT OUR RESCISSION OFFER

The following highlights certain information regarding the rescission offer. It is not complete and may not contain all of the information that is important to you. You should carefully read the entire offering circular before you make a decision to accept or reject our rescission offer.

Q: What is a rescission offer?

A: A rescission offer is an offer by the issuer of securities to repurchase the securities at their purchase price plus interest.

Q: Why are you making the rescission offer?

A: While all of the debentures affected by this rescission offer were registered with the Securities Division of the Missouri Secretary of State, we recently discovered that the exemption from registration under the Securities Act of 1933 that we relied on may not have been available due to the increased scope in our business activities in recent years. This rescission offer is not an admission by us that we failed to comply with the registration or disclosure requirements of federal securities laws.

Q: Does the failure to register the debentures with the United States Securities and Exchange Commission affect my ability to transfer the debentures?

A: No. The debentures subject to this rescission offer were, and will continue to be, transferable only on our books and records.

Q: What will I receive if I accept the rescission offer?

A: If you accept our rescission offer, we will repurchase your debenture for an amount equal to the original principal amount of your debenture or the principal amount of your debenture on the date it was renewed, plus interest at the rate of 8% calculated from the date you purchased the debenture or the date the debenture was renewed, as applicable, up to but not including the date of payment less the amount of any interest payments made on the debenture. **Please note that if the interest rate on your debenture is greater than 8%, the interest rate applicable to this rescission offer is LESS than the current interest rate on your debenture. If you accept our rescission offer you will not be paid any other amounts on your debenture, including any future interest on such debenture.** Note the following examples:

- If (1) you accept this rescission offer and properly tender a debenture with a principal amount of $10,000 purchased on June 1, 2002 with an interest rate of 10%; (2) you had elected to receive annual payments of interest; and (3) we pay for the debenture under this rescission offer on April 15, 2003 – you would receive $10,000 plus $706.67 which represents the accrual of the 8% statutory interest rate in Missouri, calculated from June 1, 2002 (the issue date of the debenture) up to but not including April 15, 2003 (the payment date). Had you not tendered the debenture, you would be entitled to interest of

$1,000.00 on June 1, 2003 and would still be entitled to future interest and principal payments on the debenture.

- If (1) you accept this rescission offer and properly tender a debenture with a principal amount of $10,000 purchased on June 1, 2002 with an interest rate of 10%; (2) you had elected to compound the interest annually; and (3) we pay for the debenture under the rescission offer on April 15, 2003 – you would receive $10,000 plus $706.67 which represents the accrual of the 8% statutory interest rate in Missouri, calculated from June 1, 2002 (the issue date of the debenture) up to but not including April 15, 2003 (the payment date). Had you not tendered the debenture, you would hold a debenture with a principal amount of $10,000 which would continue to accrue interest at 10%, which interest would compound annually for the term of the debenture.

- If (1) you accept this rescission offer and properly tender a debenture with a principal amount of $10,000 purchased on June 1, 2002 with an interest rate of 10%; (2) you had elected to receive monthly payments of interest; and (3) we pay for the debenture under this rescission offer on April 15, 2003 – you would receive $10,000 plus $706.67 which represents the accrual of the 8% statutory interest rate in Missouri, calculated from June 1, 2002 (the issue date of the debenture) up to but not including April 15, 2003 (the payment date), less $706.67 of interest you had previously received. Had you not tendered the debenture, you would hold a debenture with a principal amount of $10,000 and still be entitled to future payments on the debenture of $83.33 per month for the term of the debenture.

Q: When does the rescission offer expire?

A: Our rescission offer expires at 5:00 p.m. (Kansas City time) on Monday, April 7, 2003.

Q: What do I need to do if I want to accept the rescission offer?

A: Return your debenture properly endorsed, along with the enclosed letter of transmittal properly completed and executed and any other document required by the letter of transmittal, to us prior to the expiration of the rescission offer.

Q: What do I need to do to reject this rescission offer?

A: If you do not return your debenture properly endorsed and the enclosed letter of transmittal properly completed and executed prior to the expiration of the offer, you will be deemed to have rejected this rescission offer. However, if you decided to reject the offer, please return the enclosed letter of transmittal properly executed with the appropriate box marked indicating that you reject the offer and are waiving any further action you may have against us.

Q: What happens if I reject this rescission offer?

A: You will continue to own your debenture, continue to receive interest payments or accrue interest on the debenture at its stated rate and be paid its principal amount upon maturity unless the debenture is earlier redeemed in accordance with its terms. We believe that by conducting this rescission offer, you will be precluded from requiring us in the future to repurchase your debenture.

Q: Can I change my mind after I have returned my debentures and the letter of transmittal?

A: Yes. You can change your decision about accepting our rescission offer at any time before the expiration date. You can do this by sending written notice to: Melissa Kuhn, Investment Analyst, Pioneer Financial Services, Inc., 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112. The notice must contain the following information: the name of the debenture holder of record, the principal amount and number of the debenture, and the date the debenture was issued. The notice must also be signed by the registered debenture holder and notarized. We must receive your written notice prior to the expiration of the offer.

Q: When and how will payment be made?

A: We will mail checks to you within 15 business days after the expiration of the offer, provided we have received your debentures properly endorsed and a properly completed and executed letter of transmittal.

Q: Can I accept this rescission offer if I hold my debenture in an IRA, a simplified employee pension or a Roth IRA?

Yes. Please note, however, that if you tender your debenture held in an IRA, a SEP account or a Roth IRA, we will no longer serve as the custodian for your account. As a result, you will have the following options: (1) have us transfer your account to a new custodian; (2) take a distribution from your account and roll it over to a new tax-deferred account with a different custodian within 60 days; or (3) take a distribution from your account, keep the cash, and pay the applicable income taxes and penalties. Complex rules apply to transfers and rollovers. Therefore, if you have us transfer your account or roll over your account into a new tax-deferred account, you should consult your individual tax advisor to make sure that your transfer or rollover is handled in accordance with the applicable rules. Similarly, complex rules apply to the taxation of distributions from a tax-deferred account. Therefore, you should consult your individual tax advisor to determine the taxation of your distribution and whether any penalties or exceptions to penalties apply to you.

Q: Who can help answer my questions?

A: You can contact Melissa Kuhn, Investment Analyst, at 816-756-2020 or via email at *mkuhn@askpioneer.com*.

RISK FACTORS

In deciding whether you should keep your debenture or accept our rescission offer, you should carefully consider the following information, together with the other information contained in this offering circular. Our operations and your investment in the debentures are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the debentures could be materially adversely affected.

Lending exclusively to the military market may result in higher delinquencies in our loan portfolio, which could result in a reduction in profitability and impair our ability to pay interest and principal on the debentures.

A large portion of our customers are unable to obtain financing from traditional sources, such as commercial banks, due to factors such as their age, likelihood of relocation and lack of credit history. Historically, we have experienced higher delinquency rates than traditional financial institutions. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we originate or purchase would reduce our profitability, which could restrict our ability to pay interest and principal on the debentures.

An increase in market interest rates may result in a reduction in our profitability and impair our ability to pay interest and principal on the debentures.

Interest rates are currently at historic lows. Sustained, significant increases in interest rates could unfavorably impact our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding bank debt and debentures. Any reduction in our profitability would diminish our ability to pay interest and principal on the debentures.

Acts of war or terrorist attacks in the United States may cause disruption in our business and may adversely affect the markets in which we operate, which could affect our profitability and our ability to pay interest and principal on the debentures.

Terrorist attacks in the United States in September 2001 caused major instability in the U.S. financial markets. Additional attacks and the response of the U.S. government may lead to additional armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial markets and may contribute to a further decline in economic conditions. In addition, the involvement of military personnel in armed hostilities may reduce the demand for our products and services or increase payment delinquencies and therefore reduce our revenues, possibly without immediate comparable reductions in overhead. To the extent these events occur, our profitability and cash flow could be reduced and our ability to pay interest and principal on the debentures could be impaired.

If an event of default or a breach of our senior lending agreement occurs, we may not be able to pay interest and principal on the debentures.

In the event of a default under our senior lending agreement, our various loans under the senior lending agreement may become immediately due and payable. As a result, we may be required to liquidate some or all of our assets, including our portfolio of consumer loans and retail installment contracts for an amount less than the fair market or book value of those assets. As a result, we may not have sufficient funds to pay outstanding interest and principal on the debentures. Furthermore, if we breach certain financial covenants in our senior lending agreement, the banks would have the right to receive 80% of all payments we receive on our consumer loans and retail installment contracts. If the banks exercised this right, we would receive only 20% of our cash flow and thus our ability to make interest and principal payments on the debentures could be impaired.

Our debentures are not insured or guaranteed by any third party, and we are not subject to regulatory requirements designed to protect investors.

Our debentures are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the debentures. If these sources are inadequate, you could lose your entire investment.

Because the debentures are not secured by any collateral, you are dependent upon our successful operations to service the interest and principal payments on the debentures.

Substantially all of our assets have been pledged to our banks to secure our borrowings under our senior lending agreement. Accordingly, in the event of a default under our senior lending agreement, it is likely that our assets would be liquidated to repay our bank debt. Therefore, repayment of the debentures is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

Payment on the debentures is subordinate to the payment of all outstanding senior indebtedness, and the debentures do not limit the amount of senior indebtedness, additional junior subordinated indebtedness or other indebtedness we may incur.

The debentures are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the debentures, including bank debt), and will rank equal in payment priority with all junior subordinated debentures we issue in the future. There are no restrictions in the debentures regarding the amount of senior indebtedness, junior subordinated indebtedness, or other indebtedness that we or our subsidiaries may incur. We intend to incur additional senior indebtedness and junior subordinated indebtedness in the future. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any debenture holders. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to any debenture holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of September 30, 2002, we had approximately $110.6 million of senior indebtedness outstanding.

Payment of interest and principal on the debentures is effectively subordinate to the payment of the unsecured creditors of our subsidiaries.

Substantially all of our assets are held by our subsidiaries. As a result, in the event of the liquidation of any of our subsidiaries, all the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior loan agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the debentures would be impaired.

If a large number of our borrowers are wounded in combat, our profits may be adversely affected.

Our wholly-owned subsidiary reinsures a portion of the credit accident and health insurance policies issued on the borrowers for the loans we originate. These policies pay the loan payments as they become due during a customer's disability due to illness or injury, including war-related injuries. Therefore, if a large number of our borrowers are injured and disabled in combat, the profitability of our insurance subsidiary would be impaired, which could impair our ability to pay interest and principal on the debentures.

Our operations are not subject to regulatory requirements designed to protect investors.

Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our debentures does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon our successful operation of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the debentures will be impaired.

The debentures do not contain any restrictive covenants or other provisions to protect your investment.

The debentures do not have the benefit of any restrictive covenants. Therefore, your investment is not protected if there is a material adverse change in our financial condition or results of operations. For example, the debentures do not contain any restrictions on our ability to create or incur senior indebtedness or other indebtedness or to pay dividends. In addition, the debentures do not contain covenants specifically designed to protect debenture holders if we engage in a highly leveraged transaction such as a requirement that we redeem the debentures if there is a takeover, recapitalization or similar restructuring. Furthermore, the debentures do not contain a provision accelerating the indebtedness in the event of a default on the debenture. Under the debenture, a debenture holder's remedy in the event of a default on the debentures is to obtain a list of all other registered debenture holders.

Your investment in the debentures is illiquid.

The debentures are not listed on a national securities exchange or authorized for quotation on The Nasdaq Stock Market. Further, it is very unlikely that any trading market for the debentures will develop. You have no right to require redemption of the debentures, and there is no assurance that the debentures will be readily accepted as collateral for loans. Due to the lack of a market for the debentures, we cannot assure you that you would be able to sell the debentures.

We are subject to many laws and governmental regulations, and any changes in these laws or regulations may materially adversely affect our financial condition and business operations.

Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that we are or that any change in such laws, or in the interpretations thereof, will not make our compliance therewith more difficult or expensive or otherwise adversely affect our financial condition or business operations.

We are subject to regulation by states where our lending subsidiaries are located. At this time, we are not subject to consumer lending regulation in the states in which we only have retail offices. If this were to change in the future, any resulting regulation by the states in which we only have retail offices could adversely impact our operating costs and our ability to repay the debentures.

Almost all of our borrowers are active duty military or federal government employees who could be instructed not to do business with us, or their access to the Government Allotment System could be denied.

When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of our retail offices or our Internet site to be off limits, we would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 74.7% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing our credit risk. Without access to sufficient new customers or to the Government Allotment System, we may be forced to discontinue lending and liquidate our portfolio of consumer loans and retail installment contracts.

Our profitability and future growth depend on our continued access to capital.

The growth of our business currently depends on access to bank debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our bank debt is comprised of individual loans from 11 banks which are party to our senior lending agreement. This senior lending agreement provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. This senior lending agreement is renewed annually, but no bank has an obligation to make any additional future loans. We also depend upon other sources of financing, including the sale of our debentures. If we are unable to renew or replace this financing, we may be forced to liquidate. If we are forced to liquidate, there can be no assurance that we will be able to pay the interest and principal on the debentures.

There is no sinking fund to ensure repayment of the debentures on maturity.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the debentures upon maturity. Because funds are not set aside periodically for the repayment of the debentures over their term, debenture holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of debentures and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the debentures, you may lose all or a part of your investment.

Additional competition may decrease our profitability, which would adversely affect our ability to repay the debentures.

We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay our debentures.

If we redeem the debentures, you may not be able to reinvest the proceeds at comparable rates.

We, at our option, may at any time redeem all or a portion of the outstanding debentures for payment prior to their maturity. If we purchase fewer than all of the outstanding debentures, we will determine the debentures to be purchased in our sole discretion. The debentures will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. In the event we redeem your debentures, you would have the risk of reinvesting the proceeds at the then-current market rates which may be higher or lower.

The laws and regulations of the Arizona insurance authorities may restrict our reinsurance subsidiary's ability to distribute available cash to us.

The operations of our wholly-owned reinsurance subsidiary are subject to the laws and regulations of the insurance authorities in the state of Arizona. Among other things, these laws and regulations place restrictions on the amount of dividends that our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. If our reinsurance subsidiary does not satisfy these requirements, it will be prohibited from distributing available cash to us, which may in turn impair our ability to pay interest and principal on the debentures.

We are controlled by a single shareholder.

As of January 31, 2003, our sole shareholder, Pioneer Financial Industries, Inc., owned all of the outstanding shares of our capital stock. Various trusts controlled by William D. Sullivan control Pioneer Financial Industries. Accordingly, Mr. Sullivan will be able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the debentures.

If you hold your debenture in an IRA, simplified employee pension account or a Roth IRA and elect to accept this offer, you may suffer adverse tax consequences.

If you accept the rescission offer, we will cease to act as custodian for your account. As a result you will have one of the following options: (1) have us transfer your account to a new custodian; (2) take a distribution from your account and roll it over to a new tax-deferred account with a different custodian within 60 days; or (3) take a distribution from your account, keep the cash, and pay the applicable income taxes and penalties. Complex rules apply to transfers and rollovers. If you fail to comply with these rules you could suffer adverse tax consequences. Furthermore, distributions from a tax deferred account are subject to many restrictions. For example, if you take a distribution from an IRA, SEP account or a Roth IRA before you reach the age of 59 1/2 and do not otherwise qualify for an exemption, you may be subject to a 10% penalty in addition to being required to pay income taxes on the amounts withdrawn. If you hold your debenture in an IRA, SEP account or a Roth IRA, you should consult with your own tax advisor before accepting this rescission offer.

Rescission offer may not eliminate all our liability.

Under federal securities laws and the laws of the state of Missouri, if we were found to have made material misstatements in this rescission offer (as contrasted with provisions requiring registration or qualification for exemptions from registration), persons who tender their debentures to us for repayment may continue to have certain rights against us notwithstanding the rescission offer. Notwithstanding this rescission offer, a state or federal securities commission is not prohibited from bringing an administrative enforcement action against us for our failure to register under the Securities Act or failure to register pursuant to state registration requirements. Such an action may result in us paying penalties to the regulatory authorities.

THE RESCISSION OFFER

Background of the Rescission Offer

Since January 1, 2002, we sold $1,276,266 in aggregate principal amount of our junior subordinated debentures to 70 persons, including renewals of outstanding debentures. The debentures were registered with the Securities Division of the Missouri Secretary of State, but not registered under the Securities Act of 1933. In general, Section 5 of the Securities Act requires all offers and sales of securities in interstate commerce in the United States ("public offerings") to be registered with the SEC. The offer and sale of securities is presumed to be a "public offering" which must be registered under Section 5, unless it satisfies the requirements of an applicable exemption from the registration requirements.

Among the exemptions from the Section 5 registration requirements is the "intrastate" offering exemption provided by Section 3(a)(11) under the Securities Act, exempting offers and sales of securities solely to the residents of one state. The issuer always has the burden of proof that it complied with the conditions to the availability of an exemption. If the transactions are not registered, and the issuer cannot sustain the burden of showing how it complied with the conditions to one of the Securities Act exemptions, the offer and sale of such securities would not comply with the Securities Act.

The debentures were offered and sold only to residents of the state of Missouri in reliance upon the exemption set forth in Section 3(a)(11) of the Securities Act for intrastate offerings. While we do not believe or admit that we sold the debentures in violation of Section 5 of the Securities Act, it is possible that reliance upon the exemption provided under Section 3(a)(11) of the Securities Act might not have been appropriate in light of the increased scope of our business activities in recent years.

The principal remedy under the Securities Act for violations of Section 5 is to permit investors in an offering to sue for a refund of what was paid for the securities, plus interest, less the amount of any income received by the investor. This remedy is only available within one year of the later of the investment transaction or the date of delivery of certificates for the securities.

While we do not believe or admit that we violated any applicable federal securities laws, if you purchased debentures or if any of your debentures were renewed since January 1, 2002, you may have the right under federal securities laws to require us to repurchase from you the debentures. We are making this rescission offer in an attempt to provide restitution to holders of our debentures and reduce possible contingent liabilities. None of the investors who bought the debentures have told us they intend to file suit to get their money back under applicable federal laws.

This rescission offer may not terminate any liability that we may have for any alleged failure to register the debentures under the Securities Act. Persons who reject this rescission offer and fail to return a properly executed letter of transmittal may continue to have claims against us for alleged violations of federal securities laws.

Sources of Funds to Pay the Rescission Offer.

If all of the debenture holders who receive this rescission offer accept our offer to repurchase their debentures, we will have an aggregate liability of approximately $1,353,348, assuming that we make payment for the tendered debentures on April 15, 2003. We believe that we have adequate cash on hand or available through our senior lending agreement to fund this obligation. There are no covenants or restrictions in our senior lending agreement or in any other material agreement that would prohibit us from consummating the repurchase of all debentures that may be delivered to us.

Terms of the Rescission Offer.

If you purchased debentures after January 1, 2002, or if your debentures were renewed after January 1, 2002, we are offering you the right to rescind your purchases of debentures in accordance with the terms set forth below:

If you accept this rescission offer, you may exchange your debenture for cash in the amount equal to the original principal amount of your debenture or the principal amount of your debenture on the date it was renewed, plus interest at the rate of 8%, the rate specified by the laws of the state of Missouri, calculated from the date you purchased the debenture, or the date the debenture was renewed, as applicable, up to but not including the date of payment, less the amount of any interest paid to you on the debenture. **Please note that if the interest rate on your debenture is greater than 8%, the interest rate applicable to this rescission offer is LESS than the current rate of interest on your debenture. By tendering your debentures you will not be entitled to any other payments on your debentures, including, without limitation, any accrued and unpaid interest.**

Please note that you may only accept this rescission offer with respect to the entire principal of a debenture. If, however, you own more than one debenture you can accept this offer with respect to the entire principal amount of one debenture and elect to continue holding the entire principal amount of others.

We will mail payment for debentures as to which the rescission offer has been accepted within fifteen business days after the expiration of this rescission offer to the address to which this offering circular was sent, unless a different address is listed in the letter of transmittal.

How to Accept the Rescission Offer.

You may accept the rescission offer only by properly completing and executing the enclosed letter of transmittal together with any other documents required by the letter of transmittal and sending or delivering it to us together with your debenture properly endorsed prior to the expiration of the rescission offer. Please carefully read and follow the instructions included with the letter of transmittal to ensure proper execution of all documents. If you send your debenture rather than hand deliver it, we recommend that you use an insured delivery service.

All acceptances of the rescission offer will be deemed to be effective at 5:00 p.m. (Kansas City time) on April 7, 2003. If we do not receive your debentures properly endorsed, a properly completed and executed copy of the enclosed letter of transmittal and any other required documents before that time, your right to accept this rescission offer will terminate.

Please note that if you tender your debenture held in an IRA, a SEP account or a Roth IRA, we will no longer serve as the custodian for your account. As a result, you will have the following options: (1) have us transfer your account to a new custodian; (2) take a distribution from you account and roll it over to a new tax-deferred account with a different custodian within 60 days; or (3) take a distribution from your account, keep the cash, and pay the applicable income taxes and penalties. Complex rules apply to transfers and rollovers. Therefore, if you have us transfer your account or rollover your account into a new tax-deferred account, you should consult your individual tax advisor to make sure that your transfer or rollover is handled in accordance with the applicable rules. Similarly, complex rules apply to the taxation of distributions from a tax-deferred account. Therefore, you should consult your individual tax advisor to determine the taxation of your distribution and whether any penalties or exceptions to the penalties apply to you.

We reserve the absolute right to reject any or all tenders of outstanding debentures that are not in proper form, including, without limitation, for failure to properly complete and execute the letter of transmittal, and any other required document or to properly endorse the debenture. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular debentures.

Our interpretation of the terms and conditions of the rescission offer, including, without limitation, the adequacy and completeness of the letter of transmittal and any other required document, will be final and binding.

Any defect or irregularity in connection with tenders of outstanding debentures must be cured prior to the expiration of the offer, unless waived by us. Tenders of outstanding debentures will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither we, nor any other person, will be under any duty to give notice of any defects or irregularities in tenders of debentures, or will incur any liability to holders for failure to give any such notice.

How to Reject This Rescission Offer.

If you do not tender your debentures properly endorsed and return a properly completed and executed letter of transmittal and any other required documents to us prior to the expiration of our rescission offer, you will be deemed to have rejected our offer and will continue to own your debenture, receive interest payments on your debenture at its stated rate and will be paid its principal amount upon maturity unless the debenture is earlier redeemed in accordance with its terms. If you decide to reject this offer, please execute and return the enclosed letter of transmittal with the appropriate box marked indicating that you reject our offer and waive any further action you may have against us. Regardless of whether you return the enclosed letter of transmittal formally rejecting the offer and waiving any further action you may have against us, we will deem your failure to return any document to us as a rejection of the rescission offer. We believe that by our conducting this rescission offer, you will be precluded from requiring us in the future to repurchase your debenture based upon our failure to register the debenture under federal securities law.

Expiration; Extensions; Termination; Amendments.

The rescission offer will expire at 5:00 p.m., Kansas City time, on April 7, 2003, unless extended by us. We expressly reserve the right to extend the rescission offer. During any extension of the rescission offer, all outstanding debentures previously tendered, not validly withdrawn and not yet accepted for rescission will remain subject to the rescission offer and may be accepted for rescission by us.

To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, to waive any condition to the rescission offer and amend any of the terms of the rescission offer.

Any waiver or amendment to this rescission offer will apply to all debentures tendered, regardless of when or in what order the debentures were tendered. If we make a material change in the terms of the rescission offer or if we waive a material condition of the rescission offer, we will disseminate additional rescission offer materials.

We expressly reserve the right, in our sole discretion, to terminate the rescission offer. In the event we terminate the rescission offer, we will notify you of the termination, and all outstanding debentures previously tendered and not yet accepted for rescission will be returned promptly to the tendering holders.

If any tendered outstanding debentures are not accepted for rescission for any reason such debentures will be returned, at our expense, to the tendering holder at the address to which this offering circular was sent, unless a different address is listed in the letter of transmittal, promptly following the expiration or the termination of the rescission offer.

Withdrawal of Tenders.

You may withdraw your tender of debentures at any time prior to 5:00 p.m., Kansas City time, on the expiration date.

To withdraw your tender, you must send written notice to: Melissa Kuhn, Investment Analyst, Pioneer Financial Services, Inc., 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112. The notice must contain the following information: the name of the debenture holder of record, the principal amount and number of the debenture, and the date the debenture was issued. The notice must also be signed by the registered debenture holder and notarized.

Withdrawals of tenders of debentures may not be rescinded, and any debentures properly withdrawn will thereafter be deemed not validly tendered for purposes of the rescission offer. Properly withdrawn debentures may, however, be re-tendered by following the procedures described in "- How to Accept the Rescission Offer," above at any time prior to the expiration date.

Other Terms and Conditions.

The conditions to the rescission offer are for our sole benefit and may be asserted by us in our sole discretion or may be waived by us, in whole or in part, in our sole discretion, whether or not any other condition of the rescission offer also is waived. We have not made a decision as to what circumstances would lead us to waive any condition, and any waiver would depend on circumstances prevailing at the time of that waiver. Any determination by us concerning the conditions described in this section shall be final and binding upon all persons.

ALTHOUGH WE HAVE NO PRESENT PLANS OR ARRANGEMENTS TO DO SO, WE RESERVE THE RIGHT TO AMEND, AT ANY TIME, THE TERMS OF THE RESCISSION OFFER. WE WILL GIVE HOLDERS NOTICE OF ANY AMENDMENTS IF REQUIRED BY APPLICABLE LAW.

We have not retained nor do we intend to retain any person to make solicitations or recommendations to you in connection with our rescission offer.

Neither we nor our officers or directors may make any recommendations to you with respect to our rescission offer. We urge you to read this offering circular carefully and to make an independent evaluation with respect to the rescission offer.

Federal Income Tax Consequences

The following is a summary of the material United States federal income tax considerations relating to the rescission offer, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on provisions of the Internal Revenue Code of 1986, applicable regulations thereunder, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

This summary applies only to United States holders that are beneficial owners of the debentures as "capital assets," within the meaning of Code Section 1221 and who were the original purchasers of the debentures. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations, (3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7) brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, or (9) persons that will hold the debentures as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes) or persons deemed to sell the debentures under the constructive sale provisions of the Code. Each debenture holder should consult his or her own tax advisor.

In connection with the rescission offer, the portion of the payment that you receive that is attributable to interest will be taxed at ordinary income rates. The portion of the payment you receive that is attributable to principal generally will be taxed at capital gains rates to the extent that the amount of cash you receive exceeds your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture generally will equal the cost of the debenture less any principal payments received. Such capital gain or loss will be long-term capital gain or loss if your holding period in the debenture is more than one year at the time of repurchase. Long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations. Because we have not made any principal payments on the debentures subject to this rescission offer, if you tender your debentures for repurchase, you should not recognize any gain on the portion of the payment attributable to principal.

If you decide to reject the rescission offer and continue to hold the debentures, you will not have any immediate federal income tax consequences and will continue to be taxed on your ownership of the debentures in the same manner as you currently are.

If you hold your debenture in an IRA, a SEP account or a Roth IRA and accept this rescission offer, we will no longer serve as a custodian for your account. Therefore, you must elect one of the following options: (1) have us transfer your account to a new custodian; (2) take a distribution from your account and roll it over to a new tax-deferred account with a different custodian within 60 days; or (3) take a distribution from your account, keep the cash, and pay the applicable income taxes and penalties. Complex rules apply to transfers and rollovers. Therefore, if you have us transfer your account or rollover your account to a new tax-deferred account, you should consult your individual tax advisor to make sure that your transfer or rollover is handled in accordance with the applicable rules. Similarly, complex rules apply to the taxation of distributions from a tax-deferred account. Therefore, you should consult your individual tax advisor to determine the taxation of your distribution and whether any penalties or exceptions to penalties apply to you.

Under the Code, we must report the interest earned on debentures with respect to each holder to the Internal Revenue Service. Generally, we will not withhold any taxes for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If, however, you decide to accept this rescission offer and do not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on the portion of your payment attributable to interest. The withholding rate is presently 30% of the interest, but the rate is to reduce over time in stages to 27% in 2006.

CAPITALIZATION

The following table sets forth our capitalization at September 30, 2002, and as adjusted to give effect to the rescission offer, assuming (1) that thirty percent (30%) of the debentures that were sold or renewed are repurchased; (2) that sixty percent (60%) of the debentures that were sold or renewed are repurchased, and (3) that all of the debentures that were sold or renewed are repurchased.

	At September 30, 2002			
	Actual	As Adjusted for 30% of the Debentures	As Adjusted for Repurchase of 60% of the Debentures	As Adjusted for Repurchases of all Debentures
Senior Indebtedness:				
Revolving lines of credit (1)	$12,717,831	$13,123,835	$13,529,840	$14,071,179
Amortizing and single pay term notes	$97,925,405	$97,925,405	$97,925,405	$97,925,405
Junior subordinated debt	$21,396,438	$20,990,434	$20,584,429	$20,043,090
Total equity	$17,320,279	$17,320,279	$17,320,279	$17,320,279

(1) Includes debt to our parent under a revolving line of $1,941,831.

BUSINESS

General

We originate and service consumer loans, and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career military personnel or Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and via the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career military personnel or Department of Defense employees. We are not associated with, nor are we endorsed by, the United States military or Department of Defense. However, we do seek to maintain a positive, supportive relationship with the military community. Through sponsorship and underwriting of military programs, and educational efforts, we actively support initiatives aimed at improving the quality of life for military personnel and their families. Our operations and financial products are also designed to meet the needs of military service personnel. Various aspects of our loan application process, our suspension of collection efforts during Operation Desert Storm and after September 11, 2001 and our emergency funeral assistance program were designed to meet the unique needs of our customer base.

We also offer credit life, credit accident and health and credit property and casualty insurance to our loan customers. This insurance is issued by a non-affiliated insurance company. We also sell roadside assistance packages and discount healthcare cards issued by an unaffiliated third party.

Our lending subsidiaries originate and service direct consumer loans made to customers referred by our retail office network of 25 locations and our unaffiliated strategic partners. Some subsidiaries purchase retail installment contracts generated by merchants when active duty or retired career military personnel or Department of Defense employees purchase consumer goods.

- We have three full service lending subsidiaries strategically located throughout the United States. Our lending subsidiaries are responsible for all direct lending activity. They receive applications from customers, make all underwriting decisions, generate loan documents and necessary disclosures, prepare loan disbursements, maintain loan documentation and service outstanding direct loans. If a customer is approved for a loan, in addition to loan disclosures, he receives information regarding various types of credit insurance. If the customer chooses to purchase this insurance, licensed insurance agent employees of the lending subsidiary sell this coverage on behalf of an unaffiliated insurance company.

- We have another lending subsidiary that also originates and services loans to customers primarily via the Internet. It also originates loans to customers referred by a German affiliate. Our Internet lending capability allows customers to apply online via the Internet and receive loan proceeds electronically. If a customer is approved and accepts the loan offer, loan proceeds are generally deposited into the customer's bank account within 24 hours. This lending subsidiary also sells credit life insurance products over the Internet.

Another subsidiary operates our retail network of 25 offices located in 16 states. Our retail network offices are located in close proximity to, but not on, military installations. They are typically located in retail strip shopping centers. We continually review our retail network to determine how to best deploy our resources and look for opportunities for expansion. Our locations were strategically selected based on several criteria including market size of military installation, convenience and growth and profitability opportunities. The retail network sells various financial products and services, roadside assistance packages and discount healthcare cards which are designed for military personnel. At no charge to customers, our retail offices also provide financial education courses, credit bureau analyses, living wills, auto insurance quotes, child fingerprinting cards, and copying, fax and other services. At selected locations within the retail network, licensed insurance benefit counselors sell selected non-credit insurance and savings products. Our retail network refers customers to our lending subsidiaries and expedites the loan application process. None of our retail offices will expedite a loan application process for residents of the state in which the office is located, unless we have a lending license in that state.

We also have a subsidiary that purchases retail installment contracts from approximately 77 retail merchants. Retail installment contracts are notes generated by a single purchase of consumer goods by active duty or retired career military personnel or Department of Defense employees. We generally acquire these contracts without recourse to the originating merchant. However, most retail merchant reserve agreements allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectable. Retail installment contracts generally have maximum terms of 48 months. To supplement our direct lending and retail installment activities, we occasionally purchase active duty or retired career military personnel or Department of Defense employee consumer loan portfolios that meet our quality standards and return on investment objectives. This subsidiary also sells credit property insurance.

Our collection activities are generally performed by our lending subsidiaries. Once an account reaches a certain delinquency level or the customer becomes a civilian or declares bankruptcy, the account is transferred to our collection subsidiary.

As discussed under "Insurance Operations" below, we have a subsidiary that reinsures a portion of the accident and health credit insurance issued by an unaffiliated insurance company in connection with loans we make.

Our subsidiaries' activities are supported by a centralized support services subsidiary that provides the following services:

- Finance and accounting services
- Human resources and recruiting services
- Information technology services
- Marketing and solicitation services

Customer

We exclusively market and sell financial services and products to persons who are, at the time the loan or sale is made, active duty or retired career military personnel or Department of Defense employees. In general, our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

In general, customers use our direct loans for purchases of appliances, furniture, household electronics and other durable goods, emergency expenses, vacations, auto purchases and debt consolidation. Where appropriate, we obtain security interests in collateral, often consumer goods, to support repayment of loans. However, the resale value of used consumer goods often makes foreclosure and liquidation of this collateral uneconomical.

These borrowers are attracted to our loan products as a result of being referred to us by an existing customer or by our marketing efforts. Retail installment contracts are another source of loan customers. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. After we purchase a retail installment contract, we often contact the customer using various solicitation methods. We invite the customer to visit one of our retail network offices to discuss their overall financial needs and consider our other products and services.

Seasonality

Our highest finance receivable demand occurs generally from October through December, our first fiscal quarter. From January to March, our second fiscal quarter, demand is generally lower and repayments higher. Demand is generally stable in the third and fourth quarters. Consequently, we experience mild seasonal fluctuations in our cash requirements during our first and second quarters.

Direct Lending Activities

A risk in all consumer lending and retail sales financing transactions is the customer's unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer's historical credit repayment record. An inability to repay occurs after our initial credit evaluation and funding and usually results from lower income due to early separation from the military, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. We use standard underwriting guidelines at the time the borrower applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines are developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. We use these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We extend credit to those consumers who fit our underwriting guidelines. The amount and interest rate of the loan or retail sales finance transaction are based upon the estimated credit risk assumed.

In general, our loans are under $5,000, repayable in equal monthly installments and have terms no longer than 48 months. In evaluating the creditworthiness of potential customers, we primarily examine the individual's debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer can reasonably be expected to repay from that discretionary income. Loan repayment terms are generally structured to repay the entire loan prior to the customer's estimated separation from the military.

All of our customers are required to complete standardized credit applications in person at one of our retail network offices or to complete an online application via the Internet. All of our retail network offices are staffed and equipped to expedite loan applications electronically to one of the lending subsidiaries for loan underwriting. Promptly, our lending subsidiary employees verify the applicant's military service history and status including rank, review credit histories using major credit reporting agencies and conduct other review procedures as deemed necessary.

The majority of our customers submit a listing of personal property that will be pledged as collateral to secure the loan, but we generally do not perfect a security interest in that collateral. Often the current value of the collateral does not exceed the expense of repossession. Accordingly, if the customer were to default in the repayment of the loan, we may not be able to recover the outstanding loan balance by resorting to the sale of collateral. In certain transactions, based on the amount of the loan, we will take a security interest in the collateral in the event of a change in the customer's circumstances that might prevent the customer from repaying the loan as agreed.

We believe that the development and continual reinforcement of personal relationships with customers improves our ability to monitor their creditworthiness, reduce credit risk and generate loyal repeat customers. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after approximately one third of the scheduled payments were made. In determining whether to refinance existing loans, we typically require loans to be current on a recency basis, and customers are required to complete a new credit application. Rarely do we grant extensions or deferments, or allow account revisions, rewriting renewal or rescheduling to bring an otherwise delinquent account current. Our policy is that we do not refinance loans to cure a default in principal or interest. Generally, we refinance existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. We actively market the opportunity to refinance existing loans prior to maturity, thereby increasing the amount borrowed and increasing the fees and other income we realize. In fiscal 2002, approximately 46% of the number and 27% of the amount of our loan originations were refinancings of outstanding loans.

To reduce our credit risk, we encourage our customers to employ the convenience of making their monthly loan payments electronically through payroll deduction via the Government Allotment System or through an automatic debit of their account through the National Automated Clearinghouse Association. As of September 30, 2002, approximately 95% of our customers were utilizing these options.

Credit Loss Experience

We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquency through careful evaluation of each application and credit history at the time the loan is originated or purchased and through appropriate collection activity. Collection efforts continue after an account has been charged-off until it is determined that the cost of collection efforts outweighs the benefits received.

Insurance Operations

Generally, where applicable laws permit, we sell various types of credit insurance products offered by third party insurance companies to our customers. We earn a pre-negotiated commission on the sale of credit insurance. The customer's premiums for insurance coverage are financed as part of the customer's loan.

Credit life insurance policies typically cover the life of the customer and provide for the full payment of the outstanding loan balance in the event of the customer's death, including war-related deaths. Credit accident and health insurance policies provide for the payment of loan installments as they become due while a customer is disabled due to illness or injury, including war-related injuries. Credit property insurance is written to protect the property pledged as security for the obligation. Purchases of credit life insurance and credit accident and health insurance are entirely voluntary and at the customer's discretion. Property insurance is expected for property pledged as collateral unless the borrower provides evidence of coverage with another insurance carrier naming us as payee.

We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance that we sell on behalf of an unaffiliated insurance carrier, providing us with an additional source of income from the earned reinsurance premiums. If these customers are injured or become ill, including during war, this subsidiary will have payment obligations. In fiscal 2002, our insurance subsidiary reinsured approximately 54% of the credit accident and health insurance we sold and contributed approximately $1.3 million to our total revenues.

The laws of the states in which we operate regulate our sale of insurance to our customers by prescribing, among other things, the maximum amount of coverage and term of policy and by fixing the permissible premium rates or authorizing a state official to fix the maximum premium rates.

The following table sets forth information concerning our re-insurance operations:

	2002	2001	2000
	(dollars in thousands)		
Premium income	$1,317	$1,440	$1,270
Investment income	109	118	77
Total revenue	$1,426	$1,558	$1,347
Claims paid	31	17	26
Operating expenses	19	11	20
Income before income taxes	$1,376	$1,530	$1,301

Regulation

Our consumer lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state and federal agencies. We are also subject to various judicial and administrative decisions of general applicability that also set requirements and restrictions applicable to our lending activities. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions.

Our lending subsidiaries are subject to detailed supervision by authorities in the states where they are located. Legislation and regulations generally require licensing, limit loan amounts, duration and charges for various categories of loans, require adequate disclosure of certain contract terms and limit collection practices and creditor remedies. Licenses are renewable and may be subject to revocation for violation of these laws and regulations. In addition, these states have usury laws which limit the interest rates we may charge.

State and federal regulatory agencies, state attorneys general, the Federal Trade Commission, and the U.S. Department of Justice have increased their focus on certain types of lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending" practices. State and federal governmental agencies have imposed sanctions for certain lending practices, including, but not limited to, charging borrowers excessive fees, making loans to refinance existing loans when there is no tangible benefit to the borrower, imposing higher interest rates than a borrower's credit risk warrants and failing to adequately disclose the material terms of loans to borrowers.

We are subject to the Truth-in-Lending Act and Regulation Z promulgated thereunder. This act requires us, among other things, to disclose pertinent terms of our consumer loans, including the finance charge and the comparative costs of credit expressed in terms of an annual percentage rate. These disclosure requirements are designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to enable them to compare credit terms.

In addition, we are subject to the Equal Credit Opportunity Act which, in part, prohibits credit discrimination on the basis of race, color, religion, sex, marital status, national origin or age. Regulation B, promulgated under this act, restricts the type of information that we may obtain in connection with a credit application. It also requires us to make certain disclosures regarding consumer rights and requires us to advise applicants who are denied credit the reasons for the denial. In instances where a loan application is denied or the rate or charge on a loan is increased as a result of information obtained from a consumer credit agency, the act requires us to supply the applicant with the name and address of the reporting agency.

Our insurance activities are also regulated by state and federal law, and are subject to supervision by agencies having jurisdiction over consumer credit and insurance. These regulations cover such matters as solicitation practices, disclosure, policy terms, claims payment, premiums, premium financing and permitted commissions. In addition, our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the state of Arizona. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, permitted investments and limitations on the amount of dividends payable.

The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, we must provide various notices to our customers about our privacy policies and practices. Second, this act restricts us, and gives our customers the right to prevent us, from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

We have procedures and controls to monitor compliance with numerous federal and state laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

The merchants who originate retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If the merchants fail to comply with these statutes and regulations, it could result in consumers having rights of rescission and other remedies that could have an adverse effect on us.

The Soldiers and Sailor's Civil Relief Act, in part, requires lenders to reduce the interest rate charged on loans to customers who have subsequently joined the military. Due to our policy to originate loans to only active duty and retired career military personnel, this act does not affect our business. Furthermore, our customers waive their right to enforce this act at time of loan closing.

Although we believe our operations comply with current regulatory requirements, we are unable to predict whether state or federal authorities will require changes in our lending practices in the future, or the impact of those changes on our profitability. These agencies have the authority to require a lender that has violated existing laws to reimburse customers for fees or other charges.

Competition

The markets in which we operate are competitive. Traditional competitors in the consumer finance industry include independent finance companies, banks and thrift institutions, credit unions, credit card issuers, leasing companies, manufacturers and vendors. Some of these competitors are large companies that have greater capital and technological and marketing resources than we do. These competitors also have access to capital at a lower cost.

Competition varies by delivery system and geographic region. For example, some competitors deliver their services exclusively via the Internet while others exclusively through a branch network. We distribute our products using both delivery channels. In addition, we compete with other consumer finance companies on the basis of overall pricing of loans, including interest rates and fees, and general convenience of obtaining the loan, including the location of our retail offices to the military base.

We maintain product delivery flexibility and convenience, which we believe offers us a competitive advantage. In addition, we believe that innovation is necessary to compete in the industry, including enhanced customer service, products designed for military personnel and use of the Internet for loan processing and funding. While some of our customers might qualify for loans from traditional lending sources, we believe they are attracted to our products and services as a result of our exclusive commitment to the military market, an understanding of the military culture, our products and services and our expedited loan processing and funding.

Trade Names

A subsidiary of our parent has applied for federal trademark protection for the name "Pioneer Services," other names we use in our business and the logo that incorporates the "Pioneer Services" name. Trademark protection for certain other names, logos and phrases we use in our business operations are being applied for.

Employee Relations

At September 30, 2002, we employed approximately 266 persons, none of whom were represented by labor unions. We believe that our employee relations are good.

Properties

Our operations are generally conducted on leased premises under operating leases with terms not normally exceeding five years. At September 30, 2002, we had 31 leased operating facilities in the United States. Please see Note 6 to our Consolidated Financial Statements for information concerning our lease obligations. The furniture, equipment and other personal property that we own represents less than 1% of our total assets at September 30, 2002 and is therefore not significant in relation to our total assets.

Legal Proceedings

We are currently involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation or other proceeding that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes, with other financial data included in this offering circular and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The data is as of September 30, 2002, 2001, 2000, 1999 and 1998, and for the years ended September 30, 2002, 2001, 2000, 1999 and 1998 and has been derived from our audited consolidated financial statements and related notes contained in this offering circular.

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share amounts)				
Consolidated Balance Sheet Data:					
Finance receivables (1)	$159,011	$137,314	$127,746	$107,935	$ 90,298
Allowance for credit losses	$ (6,221)	$ (4,421)	$ (3,833)	$ (3,301)	$ (2,704)
Total assets	$159,997	$141,328	$132,067	$111,388	$ 92,269
Senior Indebtedness:					
Revolving lines of credit (2)	$ 12,718	$ 12,310	$ 10,851	$ 9,138	$ 8,158
Amortizing and single pay term notes	$ 97,925	$ 83,847	$ 80,466	$ 64,561	$52,277
Junior subordinated debt	$ 21,396	$ 20,973	$ 19,204	$ 17,908	$16,329
Total equity	$ 17,320	$ 14,861	$ 13,070	$ 11,488	$ 9,967
Consolidated Statement of Operations Data:					
Revenue:					
Finance income	$45,884	$38,965	$34,670	$28,688	$24,262
Insurance premiums and commissions	4,652	4,561	4,467	3,992	2,754
Other income, fees and commissions	1,755	1,596	1,313	113	60
Total revenue	52,291	45,122	40,450	32,793	27,076
Provision for credit losses	10,594	8,264	7,476	6,577	4,617
Interest expense	9,599	9,455	8,334	6,990	6,103
Net revenue	32,098	27,403	24,640	19,226	16,356
Operating expenses	27,589	24,052	21,727	17,014	14,654
Income before income taxes	4,509	3,351	2,913	2,212	1,702
Provision for income taxes	1,645	1,210	1,055	492	375
Net income	$ 2,864	$ 2,141	$ 1,858	$ 1,720	$ 1,327
Earnings per share	$167.14	$124.91	$108.39	$ 100.43	$ 77.44
Cash dividends per common share	$ 23.63	$ 20.39	$ 16.05	$ 11.66	$ 10.80

(1) Finance receivables balances are presented net of unearned finance charges, unearned insurance commissions and discounts on purchases of retail installment contracts.

(2) Includes debt to our parent under a revolving line of $1,941,831, $1,839,521, $1,244,413, $147,945 and $388,607 in fiscal years 2002, 2001, 2000, 1999 and 1998, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information under "Selected Consolidated Financial Data" and our audited consolidated financial statements and related notes and other financial data included elsewhere in this offering circular.

Overview

We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career military personnel or Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment sales contracts from retail merchants who sell consumer goods to active duty or retired career military personnel or Department of Defense employees. We refer to these consumer loans and retail installment contracts as finance receivables.

Our finance receivables are generally unsecured with fixed interest rates and typically have a maturity of less than 48 months. During fiscal 2002, the size of our average finance receivable at origination was approximately $2,844. A large portion of our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

Further improvement of our profitability is dependent in large part upon the growth in our outstanding finance receivables, the maintenance of loan quality, acceptable levels of borrowing costs and operating expenses and the ongoing introduction of innovative new products and services to our customer base. Since September 30, 1998, finance receivables have increased at a 15.2% annual compounded rate from $90.3 million to $159.0 million at September 30, 2002. The increase reflects the higher volume of loans generated through our existing retail offices and through the Internet and the addition of new retail offices to our network. We plan to look for opportunities to expand our retail offices as we evaluate new military markets and possible products.

To support this growth, we continuously seek to introduce new products and services to our customer base. In addition to new insurance and savings products we introduced to selected markets in the third and fourth quarters of fiscal 2002, we sell discount health care cards, roadside assistance program and offer an array of free services to our customers.

Sources of Income

We derive revenues and resulting income from finance income derived from direct consumer lending and retail installment contracts, commissions earned on the sale of credit insurance products, credit reinsurance premiums, and commissions earned on the sale of ancillary products and services. For purposes of the following discussion, "revenues" means the sum of our finance income, insurance premiums and commissions and other income.

Direct Lending

Our finance income from direct loans to customers consists of interest and fees paid by the customer. Our interest income is based on the risk adjusted interest rates we charge customers for loans. Interest rates vary from loan to loan based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from these loans consists of origination, prepayment and late fees. Finance income from our direct lending business comprised approximately 79.4% of our total revenues in fiscal 2002, 74.3% of our revenues in fiscal 2001 and 71.8% of our revenues in fiscal 2000.

Retail Installment Contracts

We purchase retail installment contracts from approximately 77 retail merchants. Retail installment contracts are notes receivable generated by a single purchase of consumer goods. Our revenue from retail installment contracts consists of interest and fees. Like our direct loans, interest rates charged on retail sales contracts vary from contract to contract based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from retail installment contracts consists of prepayment and late fees. Interest and fee income from retail installment contracts comprised approximately 8.4% of our total revenues in fiscal 2002.

Credit Insurance Commissions

We sell credit life, credit accident and health, and credit property insurance. Our income from the sale of these products consists of commissions paid to us by an unaffiliated insurance company that issues the policies. The commission rates are based on a pre-negotiated schedule. Commissions are recognized ratably over the life of the policy. Credit insurance commissions comprised approximately 6.2% of our total revenues in fiscal 2002.

Credit Reinsurance Premiums

We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance sold in connection with loans we make. A portion of the premiums for policies that we sell for the unaffiliated insurance company are ceded to one of our subsidiaries, providing us with an additional source of revenue. Net credit reinsurance premiums comprised approximately 2.6% of our total revenues in fiscal 2002.

Ancillary Products and Services

We also sell non-loan related products and services including roadside assistance programs and discount healthcare cards. Our revenues from the sale of these products and services consists of commissions paid by an unaffiliated company. These sales commissions comprised approximately 3.4% of our total revenues in fiscal 2002. In October 2002, at selected locations we started selling non-credit lines of insurance and savings products as well as supplemental life insurance. Revenues from the sale of these products consists of commissions paid by unaffiliated insurance companies.

Finance Receivables

Our finance receivables are comprised of direct loans and retail installment contracts. The following table sets forth certain information about the components of our finance receivables as of the ends of the periods presented:

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except for average note balances)				
Finance Receivables:					
Finance receivables balance	$159,011	$137,314	$127,746	$107,935	$90,298
Average note balance	$ 1,946	$ 1,753	$ 1,763	$ 1,714	$ 1,646
Total finance income	$ 45,884	$ 38,965	$ 34,670	$ 28,688	$24,262
Total number of notes	81,726	78,316	72,478	62,978	54,850
Direct Loans:					
Notes receivable balance	$139,664	$117,098	$102,397	$ 88,192	$73,777
Percent of finance receivables	87.83%	85.28%	80.16%	81.71%	81.70%
Average note balance	$ 1,959	$ 1,767	$ 1,746	$ 1,706	$ 1,667
Number of notes	71,302	66,264	58,635	51,693	44,267
Retail Installment Contracts:					
Notes receivable balance	$ 19,348	$ 20,216	$ 25,349	$ 19,744	$16,521
Percent of finance receivables	12.17%	14.72%	19.84%	18.29%	18.30%
Average note balance	$ 1,856	$ 1,677	$ 1,831	$ 1,750	$ 1,561
Number of notes	10,424	12,052	13,843	11,285	10,583

Net Interest Margin

The principal component of our profitability is our net interest margin, which is the difference between the interest we earn on finance receivables and the interest we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers while in other states competitive market conditions establish the interest rates we may charge. Differences also exist in the interest rates we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability.

The following table presents important data relating to our net interest margin as of, and for the years ended, September 30, 2002, 2001, 2000, 1999 and 1998.

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Finance receivables balance	$159,011	$137,314	$127,746	$107,935	$90,298
Average finance receivables	$149,729	$131,741	$118,901	$100,391	$84,073
Average interest bearing liabilities (1)	$125,561	$111,195	$100,614	$ 83,467	$70,022
Total finance income	$ 45,884	$ 38,965	$ 34,670	$ 28,688	$24,262
Total interest expense	$ 9,599	$ 9,455	$ 8,334	$ 6,990	$ 6,103
Net provisions for credit losses	$ 10,594	$ 8,264	$ 7,476	$ 6,577	$ 4,617
Net charge-offs............................	$ 8,794	$ 7,676	$ 6,944	$ 5,980	$ 4,212

(1) Averages are computed using month-end balances during the years presented.

Results of Operations

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

Our aggregate finance receivables grew 15.8% during fiscal 2002 to $159.0 million on September 30, 2002 from $137.3 on September 30, 2001. This growth is due primarily to increases in finance receivables from the Internet, which grew by more than $14.0 million or 42%. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to increase this distribution channel in the future.

Total revenues in fiscal 2002 increased to $52.3 million from $45.1 million in fiscal 2001, an increase of $7.2 million or 15.9%.

Finance income in fiscal 2002 increased to $45.9 million from $39.0 million in fiscal 2001, an increase of $6.9 million or 17.8%. This increase was attributable to an increase in the number of loans in our portfolio and an increase in our average loan size due to the higher credit worthiness of an increased number of our customers with higher military rank.

Insurance premium and commission revenues in fiscal 2002 increased to $4.7 million from $4.6 million in fiscal 2001, an increase of $.1 million or 2%. While the commissions on credit insurance products remained strong, with growth of approximately $.4 million or 14.4%, the premiums received by our insurance subsidiary declined by $.3 million or 18.7%. This decline is due to a reduced number of policies reinsured with our subsidiary by an unaffiliated insurance carrier over the course of the year. We do not anticipate this trend continuing.

Other income, fees and commission revenues in fiscal 2002 increased to $1.8 million from $1.6 million in fiscal 2001, an increase of $.2 million or 10.0%. This revenue is comprised primarily of commissions from sales of roadside assistance policies and health discount cards, as well as commissions from the sale of prepaid cellular phones prior to September 1, 2001. The increase is attributable to commissions from sales of discount healthcare cards, which began in January of 2002.

Provision for credit losses in fiscal 2002 increased to $10.6 million from $8.3 million in fiscal 2001, an increase of $2.3 million or 28.2%. The net charge-offs incurred in connection with our finance receivable in fiscal 2002 increased to $8.8 million from $7.7 million in fiscal 2001, an increase of $1.1 million or 14.6%. This increase is consistent with the increase in our finance receivable portfolio and was 5.87% of the average finance receivable balance in fiscal 2002 compared to 5.83% in fiscal 2001. Historically, our net charge-offs have been less than 6% of our average finance receivables. Our allowance for credit losses at September 30, 2002 increased to $6.2 million from $4.4 million at September 30, 2001, an increase of $1.8 million or 40.7%. This increase reflects, among other things, our concern regarding uncertainty surrounding possible Middle-East hostilities.

Interest expense in fiscal 2002 increased to $9.6 million from $9.5 million in fiscal 2001, an increase of $.1 million or 1.5%. Our average interest bearing liabilities increased by $14.4 million or 12.9% during fiscal 2002. However, this increase was offset by decreased interest rates. The weighted average interest rate on our debt declined to 7.5% in fiscal 2002 from 8.2% in fiscal 2001.

Operating expenses in fiscal 2002 increased to $27.6 million from $24.1 million in fiscal 2001, an increase of $3.5 million or 14.7%. This increase is due primarily to an increase in employment costs, which increased by $3.0 million. During fiscal 2002, we enlarged the software development team that is developing a comprehensive enterprise-wide software application and continued our efforts to build infrastructure, primarily in our Internet distribution facility, audit and compliance, collections and product development teams.

We generated income before income taxes of $4.5 million and net income of $2.9 million in fiscal 2002 compared to income before income taxes of $3.4 million and net income of $2.1 million in fiscal 2001.

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000.

Our aggregate finance receivables grew 7.5% during fiscal 2001 to $137.3 million on September 30, 2001 from $127.7 on September 30, 2000. This growth is due primarily to increases in our Internet lending distribution channel, which grew by more than $18.2 million or 121% in fiscal 2001. The Internet is a lower-cost method of loan origination and proceed distribution.

Total revenues in fiscal 2001 increased to $45.1 million from $40.5 million in fiscal 2000, an increase of $4.7 million or 11.5%.

Finance income in fiscal 2001 increased to $39.0 million from $34.7 million for fiscal 2000, an increase of $4.3 million or 12.4%. This increase was primarily attributable to an increase in our average finance receivables outstanding over the course of the year.

Insurance premium and commission revenues in fiscal 2001 increased to $4.6 million from $4.5 million in fiscal 2000, an increase of $.1 million or 2.1%. While the premiums on credit insurance products for loans originated remained strong, we recognize these commissions ratably over the life of the loan, so only minimal revenue increases were realized in fiscal 2001.

Other income, fees and commission revenues in fiscal 2001 increased to $1.6 million from $1.3 million in fiscal 2000, an increase of $.3 million or 21.5%. This revenue is comprised primarily of commissions on sales of roadside assistance policies and prepaid cellular phones. The increase is attributable to commissions on sales of prepaid cellular phones, which we sold prior to September 1, 2001.

Provision for credit losses in fiscal 2001 increased to $8.3 million from $7.5 million in fiscal 2000, an increase of $.8 million or 10.5%. The net charge-offs in fiscal 2001 increased to $7.7 million from $6.9 million in fiscal 2000, an increase of $.8 million or 10.5%, an increase consistent with the increase in the finance receivable portfolio. Net charge-offs as a percent of our average finance receivables portfolio decreased to 5.83% in fiscal 2001 compared to 5.84% in fiscal 2000.

Interest expense in fiscal 2001 increased to $9.5 million from $8.3 million in fiscal 2000, an increase of $1.1 million or 13.4%. This increase is consistent with the increase in our average debt which increased by $10.6 million or 10.5%. The weighted average interest rate on our debt decreased to 8.23% in fiscal 2001 from 8.74% in fiscal 2000.

Operating expenses in fiscal 2001 increased to $24.0 million from $21.7 million in fiscal 2000, an increase of $2.3 million or 10.7%. This increase is due primarily to an $.8 million increase in professional fees incurred in connection with a suit we filed against a competitor. Employment, occupancy and communication expenses also increased by $1.4 million as a result of the opening of a new retail sales office and moving our administrative offices to a new facility.

We generated income before income taxes of $3.4 million and net income of $2.1 million in fiscal 2001 compared to income before income taxes of $2.9 million and net income of $1.9 million in fiscal 2000.

Delinquency Experience

Our customers are required to make monthly payments of interest and principal. We analyze our delinquencies on a recency delinquency basis. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 60 days after the last full payment. We do not grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

The following sets forth our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for our finance receivables:

	As of September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Finance receivables balances	$159,011	$137,314	$127,746	$107,935	$90,298
Finance receivables balances 60 days or more past due	$ 5,580	$ 6,369	$ 5,176	$ 4,741	$ 3,924
Finance receivables balances 60 days or more past due as a percent of finance receivables	3.51%	4.64%	4.05%	4.39%	4.35%

Our 60-day delinquency accounts have remained generally constant at less than 4.7% of the entire finance receivable portfolio. However, in September of 2001, we experienced an increase in delinquencies due to the issues surrounding the September 11th tragedy. In an effort to be sensitive to the activities of the military, we limited collection efforts during the remainder of the month of September. As a result, we ended that year with a delinquency amount in excess of our historical rates.

Credit Loss Experience and Provision for Credit Losses

Our provisions for credit losses are charged to income in amounts sufficient to maintain our allowance for credit losses at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio. Historical credit loss experience, delinquency of finance receivables, the value of underlying collateral, current economic conditions, current military activities and management's judgment are factors used in assessing the overall adequacy of the allowance and corresponding provision for credit losses.

Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Finance receivables are charged-off when management deems them to be uncollectable or they become 270 days past due. Our primary source of charge-offs is when a customer leaves the military prior to repaying the finance receivable. Our second greatest source of loss is when a customer declares bankruptcy.

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Direct loans:					
Loans charged-off	$ 9,555	$ 8,752	$ 7,791	$ 6,683	$ 4,802
Less recoveries	869	1,080	965	693	671
Net charge-offs	$ 8,686	$ 7,672	$ 6,826	$ 5,990	$ 4,131
Average monthly balance outstanding (1)	$130,223	$108,939	$95,780	$82,114	$65,627
Percentage of net charge-offs to average monthly balance outstanding	6.67%	7.04%	7.13%	7.29%	6.30%

(1) Averages are computed using month-end balances during the years presented.

Under our retail merchant reserve arrangements, we withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant. Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Retail installment contracts:					
Contracts charged-off	$ 190	$ 221	$ 338	$ 253	$ 264
Less recoveries	82	217	220	264	183
Net charge-offs	$ 108	$ 4	$ 118	$ (11)	$ 81
Average monthly balance outstanding (1)	$19,506	$22,802	$23,121	$18,277	$18,446
Percentage of net charge-offs to average monthly balance outstanding	0.55%	0.02%	0.51%	(.06)%	0.44%

(1) Averages are computed using month-end balances during the years presented.

The following table sets forth our allowance for credit losses:

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Average finance receivables (1)....	$149,729	$131,741	$118,901	$100,391	$84,073
Provision for credit losses............	$ 10,594	$ 8,264	$ 7,476	$ 6,577	$ 4,617
Net charge-offs............................	$ 8,794	$ 7,676	$ 6,944	$ 5,980	$ 4,212
Net charge-offs as a percentage of average finance receivables.......	5.87%	5.83%	5.84%	5.96%	5.01%
Allowance for credit losses...........	$ 6,221	$ 4,421	$ 3,833	$ 3,301	$ 2,704
Allowance as a percentage of average finance receivables.......	4.15%	3.36%	3.22%	3.29%	3.22%

(1) Averages are computed using month-end balances during the years presented.

The following table sets forth changes in the components of our allowance for credit losses:

	As of, and For the Years Ended, September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Balance beginning of period	$4,421	$3,833	$3,301	$2,704	$2,299
Additions:					
Provision for credit losses	10,594	8,264	7,476	6,577	4,617
Recoveries..................................	951	1,296	1,185	956	854
Deductions:					
Charge-offs.................................	(9,745)	(8,973)	(8,129)	(6,936)	(5,066)
Balance end of period	$6,221	$4,420	$3,833	$3,301	$2,704

Nonearning Assets

Accrual of interest income is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no payment of principal or interest has been received for more than 60 days. Nonearning assets at September 30, 2002 decreased to $5.58 million from $6.37 million at September 30, 2001, a decrease of $790,000 or 12.4%.

Loan Origination

Our loan origination is the most important factor in determining our future revenues. Our loan origination in fiscal 2002 increased to $191.9 million from $158.6 million in fiscal 2001, an increase of $33.3 million or 21.0%. This increase is the result of an 8.6% increase in the number of new loans as well as an 11.4% increase in the average loan size, due primarily to the increased creditworthiness of an increasing number of customers with a higher military rank. This increase was primarily the result of an increase in direct loans, which experienced a $31.2 million, or 21.6%, increase from fiscal 2001, due in large part to increased Internet loan originations.

	For the Years Ended September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except for average note amounts)				
Total Loan Origination:					
Gross balance	$191,931	$158,594	$158,220	$136,457	$111,713
Number of notes	67,483	62,123	63,123	56,570	48,620
Average note amount	$ 2,844	$ 2,553	$ 2,507	$ 2,412	$ 2,298
Direct Loans:					
Gross balance	$175,932	$144,693	$134,870	$117,064	$ 97,818
Number of notes	62,532	57,576	54,558	48,724	43,255
Average note amount	$ 2,813	$ 2,513	$ 2,472	$ 2,403	$ 2,261
Retail Installment Contracts:					
Gross balance	$ 15,999	$ 13,901	$ 23,350	$ 19,393	$ 13,895
Number of notes	4,951	4,547	8,565	7,846	5,365
Average note amount	$ 3,231	$ 3,057	$ 2,726	$ 2,472	$ 2,590

Liquidity and Capital Resources

A relatively high ratio of borrowings to invested capital is customary in consumer finance activities due to the quality and term of the assets employed. Our principal use of cash is to make new loans and purchase retail installment contracts. We use our borrowings to fund the difference between the cash used to make new loans and purchase retail installment contracts, and the cash generated from loan repayments. This amount is generally our cash used in investing activities. Cash used in investing activities in fiscal 2002 was approximately $31.2 million, compared to $18.0 million in fiscal 2001.

Investing activities in fiscal 2002 were primarily funded by $16.3 million from operating activities and $13.6 million from financing activities. Financing activities consist of borrowings under our senior lending agreement, borrowings under an unsecured revolving credit line from our parent, Pioneer Financial Industries, Inc., and sales of junior subordinated debentures. Information about the length to maturity of our debt may be found under Note 3 of the Notes to Consolidated Financial Statements. The revolving credit line from our parent consists of various borrowings at 2% above the prime rate. See Note 5 of the Notes to Consolidated Financial Statements for general remunerations.

Senior Indebtedness

Our senior lending agreement is a common loan agreement with a group of banks. Currently, 11 banks are parties to this agreement. The senior lending agreement is an uncommitted facility which permits any bank to elect not to participate in any future fundings at any time without penalty. Prior to fiscal 2002, two banks elected not to extend further credit to us in the future.

Our senior lending agreement gives us access to a revolving credit line, amortizing notes and single pay term notes. As of September 30, 2002, the outstanding balance under the revolving credit loan was $10.8 million floating at prime rate, or 4.75%. The revolving credit line is payable upon demand in 12 equal monthly payments of principal and monthly payments of interest on the outstanding principal on the tenth day of each month. As of September 30, 2002, the outstanding balance of the amortizing notes was $93.9 million, with interest rates fixed at 270 basis points over the ninety day moving average of like-term Treasury notes when issued. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. As of September 30, 2002, we had 225 amortizing notes outstanding with a weighted average maturity of 34.4 months and a weighted average interest rate of 7.37%. The rates and terms of single pay term notes are negotiable. These notes typically have a term of 36 to 48 months and require interest only payments until maturity. As of September 30, 2002, we had 4 single pay term notes outstanding in an aggregate amount of $4.0 million, with a weighted average maturity of 10.48 months and a weighted average interest rate of 8.59%. Interest on all borrowings under our senior lending agreement is payable monthly.

Substantially all of our assets secure this bank debt. The senior lending agreement limits, among other things, our ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments, (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person, and (6) incur additional debt for borrowed money.

The senior lending agreement also contains certain restrictive covenants that require us, among other things, to maintain specific financial ratios and to satisfy certain financial tests. In part, these include: (a) an Allowance for Credit Losses (as defined in the senior lending agreement) equal to or greater than the Allowance for Credit Losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 2% of our net receivables, (b) a Senior Indebtedness to Tangible Net Worth (as defined in the senior lending agreement) as of the end of each quarter not greater than 4.75 to 1.00, and (c) Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement) as of the end of each quarter of no more than 80%. We are also required to maintain a Consolidated Total Required Capital (as defined in the senior lending agreement) of at least $9 million plus 50% of the cumulative positive net income earned during each of our fiscal years ending after September 30, 1999. The breach of any of these covenants or other terms of the senior lending agreement could result in a default under the senior lending agreement, in which event the lenders could seek to declare all amounts outstanding under the senior lending agreement, together with accrued and unpaid interest, to be immediately due and payable. As of December 31, 2002, we were in compliance with all loan covenants.

We also have a revolving line of credit, payable on demand, from our parent, Pioneer Financial Industries, Inc. Interest on this facility accrues at the prime rate plus 2%. At September 30, 2002, there was $1.9 million outstanding under this credit facility with an interest rate of 6.75%.

As of September 30, 2002, the total borrowings and availability under our senior lending agreement and our revolving line from our parent, consisted of:

	As of September 30,				
	2002	2001	2000	1999	1998
	(dollars in thousands)				
Revolving Credit Line (1):					
Total facility	$ 27,000	$ 23,000	$ 22,000	$ 20,000	$22,000
Balance at end of year	$ 12,718	$ 12,310	$ 10,851	$ 9,138	$ 8,158
Available credit	$ 14,282	$ 10,690	$ 11,149	$ 10,862	$13,842
Term Notes (2):					
Total facility	$125,470	$123,432	$ 99,755	$ 90,730	$76,500
Balance at end of year	$ 97,925	$ 83,847	$ 80,466	$ 64,561	$52,277
Available credit	$ 27,545	$ 39,585	$ 19,289	$ 26,169	$24,223
Total Revolving and Term Notes (1)(2):					
Total facility	$152,470	$146,432	$121,755	$110,730	$98,500
Balance at end of year	$110,643	$ 96,157	$ 91,317	$ 73,699	$60,435
Available credit	$ 41,827	$ 50,275	$ 30,438	$ 37,031	$38,065
Percent utilization	72.60%	65.70%	75.00%	66.60%	61.40%

(1) Includes revolving credit line from our parent.

(2) Includes amortizing notes and single payment term notes.

Outstanding Subordinated Debt

Prior to November 1, 2002, we also funded our liquidity needs through the sale of unsecured junior subordinated debentures. We have not sold any junior subordinated debentures since November 1, 2002. These debentures have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these debentures at any time upon 30 days written notice. As of September 30, 2002, we had issued approximately $21.4 million of these junior subordinated debentures at a weighted average interest rate of 9.44%.

The sale of unsecured junior subordinated debentures provides us with additional liquidity and capital resources. Issuing debentures increases our tangible net worth which allows us to borrow larger amounts under our senior lending agreement. To finance growth in our finance receivables portfolio, we intend to borrow additional funds under our senior lending agreement from time to time as we sell additional debentures.

Interest Rate Risk Management

Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates could adversely affect our growth and profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk.

The amounts set forth below show the impact on earnings of changes in interest rates on our variable rate debt as of the time it is scheduled to adjust, and upon the debt that is scheduled to mature during 2003, assuming adjustments to, or refinancing at, rates available to us at September 30, 2002. Changes in our interest expense for various possible fluctuations in the interest rates of our debt for fiscal 2003 may be estimated as follows:

Decrease/increase	-2%	-1%	0%	+1%	+2%
Revolving credit line........	$(215,520)	$(107,760)	$0	$107,760	$215,520
Amortizing and single pay term notes	(1,309,602)	(919,840)	(530,077)	(140,315)	249,448
Junior subordinated debt..	(34,542)	(10,554)	13,433	37,420	61,408
Total impact on interest expense............	$(1,559,664)	$(1,038,154)	$(516,644)	$4,865	$526,376

The following table shows our contractual obligations and commitments as of September 30, 2002.

		Payments Due By Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt	$119,321,843	$41,374,998	$68,697,322	$3,117,312	$6,132,211
Operating Leases...........	3,777,000	846,736	1,654,462	1,020,642	255,160
Total Contractual Cash Obligations................	$123,098,843	$42,221,734	$70,351,784	$4,137,954	$6,387,371

		Amount of Commitment Expiration Per Period			
Other Commercial Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Lines of Credit	$12,717,831	$12,717,831(1)	---	---	---

(1) Includes $1,941,831 owed to our parent.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay under our senior lending agreement and debentures. Inflation also may negatively affect our operating expenses.

Recent and Proposed Accounting Pronouncements

Statement of Financial Accounting Standards No. 144 (SFAS No. 144), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in August 2001 and supersedes Statements of Financial Accounting Standards No. 121. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. We adopted SFAS No. 144 as of October 1, 2002, and the provisions of this statement have not had a material impact on our consolidated financial statements.

We also adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets", which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets". Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. We adopted SFAS No. 142 as of October 1, 2002, and the provisions of this statement have not had a material impact on our consolidated financial statements.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements.

Certain critical accounting policies require our management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations. We consider our policies regarding the allowance and resulting provision for loan losses to be our most critical accounting policy due to the significant degree of management judgment that is applied in establishing the allowance and the provision. We have developed policies and procedures for assessing the adequacy of the allowance for loan losses, which take into consideration various assumptions and estimates with respect to the loan portfolio. Historical credit loss experience, delinquency of finance receivables, the value of underlying collateral, current economic conditions, current military activities and management's judgment are factors used in assessing the overall adequacy of the allowance and corresponding provision for credit losses. The assumptions and estimates used by management may be significantly affected in the future by changes in economic conditions, among other factors. See " - Credit Loss Experience and Provision for Credit Losses."

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding each person who serves as a director or executive officer of Pioneer as of January 31, 2003.

Name	Age	Position
William D. Sullivan	65	Chairman, Chief Executive Officer and sole Director
Thomas H. Holcom, Jr.	56	President and Chief Operating Officer
Randall J. Opliger	45	Chief Financial Officer, Treasurer and Secretary

William D. Sullivan is the Chairman and sole member of our board of directors. He has been a director since 1957. Mr. Sullivan has been associated with Pioneer since 1957 and has served in all levels of branch office operations as well as all management and executive capacities. He has been our Chief Executive Officer since 1963. Mr. Sullivan was one of the founders of a Kansas City bank which merged with a multi-billion dollar bank holding company. After 20 years of service, he retired in 1987 as a member of their Kansas City regional bank executive committee and its board of directors. In addition, he has served as President of the National Second Mortgage Association, Kansas Association of Financial Services and the Consumer Credit Counseling Service. He is also former officer of the Missouri Financial Services Association and the Better Business Bureau.

Thomas H. Holcom, Jr. is our President and Chief Operating Officer. He has been associated with Pioneer since 1985 when he joined us as our Chief Financial Officer. He was named President and Chief Operating Officer in September, 2000. Prior to joining us, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and was Executive Vice President of that bank. His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing. He served on the boards of numerous professional and civic organizations.

Randall J. Opliger joined us as our Chief Financial Officer, Treasurer and Secretary in April, 2000. From 1997 to March, 2000, Mr. Opliger held the chief financial officer position with Propeller Creative Services, Inc., an interactive web development company. Mr. Opliger received his CPA designation in 1982, and his prior experience includes both public accounting and other executive level responsibilities, including serving as a chief financial officer of a consumer finance company of a similar size.

Executive Compensation

The following table sets forth all cash compensation we paid during our last fiscal year to our Chief Executive Officer, President, Chief Operating Officer and Chief Financial Officer, Treasurer and Secretary.

Identity of Group	Capacities in Which Remuneration was Received	Aggregate Remuneration
Executive Officers (Three Persons)	Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary	$1,441,777

Options Grants

We have not granted any options or equity-based incentives.

Employment Agreement

We have entered into an employment agreement with Randall J. Opliger pursuant to which we have agreed to pay him a base salary of $90,000 per year. The employment agreement may be terminated by either party upon five days notice, except that we may terminate the agreement without notice for cause or if Mr. Opliger violates any provision of the agreement. The agreement contains customary non-disclosure provisions and prohibits Mr. Opliger from competing with us or soliciting any of our customers or employees for two years following his termination. In addition, both parties agree to arbitrate most disputes arising under the agreement.

PRINCIPAL SHAREHOLDERS

As of January 31, 2003, Pioneer Financial Industries, Inc., a Nevada corporation, owns 17,136 shares of our common stock, which constitutes all of our issued and outstanding shares of common stock. We have no other class of capital stock authorized. The address of Pioneer Financial Industries is 955 South Virginia Avenue, Suite 116, Reno, Nevada 89502. Pioneer Financial Industries has sole voting and investment power with respect to the shares of our common stock set forth above. Neither our director nor any of our executive officers own any shares of our common stock.

As of January 31, 2003, as the trustee or beneficiary of various trusts, William D. Sullivan had sole or shared voting or investment power over 159,420 shares, or 88.61%, of the common stock of Pioneer Financial Industries, Inc. Upon the death of Mr. Sullivan, the trust department of a commercial bank will exercise the voting rights over these shares.

CERTAIN TRANSACTIONS

We are a privately held company. Our sole shareholder, Pioneer Financial Industries, Inc., has the flexibility of structuring our operating activity so as to optimize our ability to borrow capital for use in our lending activities and to reduce our exposure to the risks of developing new products and services. As a result, certain expenditures and assets related to our operations have been paid for or financed by Pioneer Financial Industries and its subsidiaries. We then lease or purchase these products and services from them.

At September 30, 2002, we had borrowed $1,941,831 from Pioneer Financial Industries, Inc. pursuant to an unsecured revolving line of credit. Interest on this facility accrues at the prime rate plus 2%. During fiscal 2002, 2001 and 2000, we made interest payments on this debt in the amount of $132,856, $170,109 and $12,572, respectively.

During fiscal 2002, 2001 and 2000, we paid $734,596, $726,768 and $701,162, respectively, to Pioneer Financial Industries and its subsidiaries for strategic planning and professional services, including (i) $187,596, $172,728 and $-0-, respectively, paid to Pioneer Licensing Services, Inc., to acquire, develop and maintain intellectual property assets employed by us, including names, trademarks, websites, logos, branding rights and software, and to license those intellectual property rights to us as needed; and (ii) $120,000, $118,680 and $219,000, respectively, paid to Penwith Corporation for strategic planning and professional services, including product identification and procurement.

We and Armed Services Benefits, a subsidiary of our parent Pioneer Financial Industries, each receive a portion of the commissions on health discount cards we sell. During fiscal 2002, 2001 and 2000, their commissions totaled $392,619, $974 and $-0-, respectively.

Pioneer Sales Services, GmbH, a German subsidiary of Pioneer Financial Industries, receives a fee for each loan customer it refers to one of our lending subsidiaries. During fiscal 2002, 2001 and 2000, we paid this entity $556,651, $630,522 and $578,767, respectively, which approximates its cost of identifying and making these referrals.

Midstate Leasing, LLC, an entity owned by William D. Sullivan and his children, leases certain office equipment, signs and automobiles to several of our subsidiaries. During fiscal 2002, 2001 and 2000, payments under these leases totaled $226,929, $107,647 and $107,252, respectively.

We rent a building from Westport Investment Corp., a subsidiary of Pioneer Financial Industries. During fiscal 2002, 2001 and 2000, we made lease payments to Westport Investment Corp. in the amount of $139,500, $139,200 and $126,250, respectively.

Our customers execute a master credit agreement in connection with direct loans. The extended effectiveness of this agreement helps expedite the extension of subsequent loans to the customer. William D. Sullivan developed and copyrighted the form of this agreement, and we license it from him in return for a royalty. In fiscal 2002, the royalty averaged $2.29 per loan, and Mr. Sullivan received a total of $143,263 in royalty payments. In fiscal 2001 and 2002, the royalty average $2.14 and $1.92 per loan, respectively, with Mr. Sullivan receiving a total of $123,180 and $104,802 in royalty payments, respectively.

DESCRIPTION OF DEBENTURES

The debentures subject to this rescission offer have been issued or renewed by us from time to time since January 1, 2002. The exact terms and conditions of the debentures are set forth on the actual debenture certificate. We, however, have summarized certain terms of the debentures below. The summary is not complete and you should refer to your debenture certificate for an exact description of the terms and conditions.

General

The debentures are our unsecured obligations and are subordinate to all of our senior indebtedness. Generally, the debentures have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the debenture is purchased. There is no sinking fund or similar provision for payment of the debentures at maturity. We pay maturing debentures from our general funds.

The debentures mature on the date specified on the debenture. The debentures subject to this rescission offer will not automatically renew upon maturity. We may redeem the debentures prior to their maturity, but the holders have no right to redeem the debentures prior to maturity.

Subordination

The payment of principal and interest on the debentures is subordinated to all senior indebtedness, as defined below. Upon the maturity of the senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the debentures are entitled to receive any payment. There is no limit on the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the debentures may recover less than holders of our senior indebtedness.

The debenture defines "senior indebtedness" as all Superior Indebtedness (which means all indebtedness for money borrowed which is not expressed to be subordinate or junior to any other indebtedness); Subordinated Indebtedness (which means all indebtedness for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness, but not to any other indebtedness); and Series A Subordinated Indebtedness (which means all indebtedness for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness and Subordinated Indebtedness, but not to any other indebtedness) outstanding at the time the debenture is issued or thereafter incurred.

The debentures rank equally with each other, and with our other outstanding junior subordinated debentures, as to payment rights.

Interest

The interest rates at which the debentures are issued from time to time are based on market conditions, our financial requirements, the principal amount of the debenture and the term to maturity chosen by the purchaser.

We pay or compound interest on the debentures annually, at the election of the debenture holder. Holders of debentures in principal amounts of $10,000 or more may, in return for a ½ percent reduction in the interest rate on the debenture, elect to receive monthly interest payments.

Interest rates on debentures in a principal amount in excess of $100,000 are negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates.

Redemption at the Option of Pioneer

We may, at our option, redeem any or all of the debentures on at least 30 days written notice to each holder at a price equal to 100% of the principal amount of the debentures being redeemed, plus accrued interest on a daily basis to the redemption date. We may select debentures for redemption in our sole discretion.

Events of Default

An event of default is defined in the debentures as being a default in payment of principal or any installment of interest on the debentures which has not been cured following 10 days written notice from the debenture holder; the cessation of business or certain events of bankruptcy, insolvency or reorganization. If an event of default occurs, the indebtedness represented by the debenture does not accelerate. A debenture holder's remedy is to sue for payments not made and to obtain from us the names and addresses of all other registered debenture holders.

Transfer

A debenture is only transferable on our books and records.

EXPERTS

Our financial statements included in this offering circular for the years ended September 30, 2002, 2001 and 2000 have been audited by BKD, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of such firm as experts in giving said report.

INDEX TO FINANCIAL STATEMENTS

Independent Accountants' Report

Board of Directors

Pioneer Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), as of September 30, 2002 and 2001, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Financial Services, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
November 18, 2002

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 1,150,863	$ 2,428,899
Other investments	1,868,509	1,733,147
Finance receivables:		
Direct receivables	139,663,612	117,097,715
Retail installment contracts	19,347,567	20,215,935
Finance receivables before allowance for credit losses	159,011,179	137,313,650
Allowance for credit losses	(6,220,869)	(4,420,869)
Net finance receivables	152,790,310	132,892,781
Furniture and equipment, net	1,577,950	2,160,115
Deferred income taxes	2,331,000	1,612,100
Prepaid and other assets	278,154	500,742
Total assets	$159,996,786	$141,327,784

See Notes to Consolidated Financial Statements

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Revolving credit line – banks	$ 10,776,000	$ 10,470,500
Revolving credit line – affiliate	1,941,831	1,839,521
Accounts payable	1,240,629	700,923
Accrued expenses and other liabilities	9,396,204	8,636,160
Amortizing and single pay term notes	97,925,405	83,846,763
Junior subordinated notes	21,396,438	20,972,820
Total liabilities	142,676,507	126,466,687
Stockholder's equity:		
Common stock, $100 par value (authorized 20,000 shares; issued and outstanding 17,136 shares)	1,713,600	1,713,600
Retained earnings	15,606,679	13,147,497
Total stockholder's equity	17,320,279	14,861,097
Total liabilities and stockholder's equity	$159,996,786	$141,327,784

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
Revenue			
Finance income	$45,883,890	$38,964,775	$34,669,828
Insurance premiums and commissions	4,651,960	4,561,416	4,467,392
Other income, fees and commissions	1,754,713	1,595,834	1,313,485
Total revenue	52,290,563	45,122,025	40,450,705
Provision for credit losses	10,593,540	8,264,275	7,476,479
Interest expense	9,598,667	9,454,989	8,334,493
Net revenue	32,098,356	27,402,761	24,639,733
Operating expenses	27,589,252	24,052,341	21,727,370
Income before income taxes	4,509,104	3,350,420	2,912,363
Provision for income taxes	1,645,000	1,210,000	1,055,000
Net income	$ 2,864,104	$ 2,140,420	$ 1,857,363
Net income per share	$ 167.14	$ 124.91	$ 108.39

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
Retained earnings, beginning of year	$13,147,497	$11,356,480	$ 9,774,150
Net income	2,864,104	2,140,420	1,857,363
Dividends paid ($23.63; $20.39 and $16.05 per share)	(404,922)	(349,403)	(275,033)
Retained earnings, end of year	$15,606,679	$13,147,497	$11,356,480

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

Cash Flows from Operating Activities:	2002	2001	2000
Net income	$ 2,864,104	$ 2,140,420	$ 1,857,363
Items not requiring (providing) cash:			
Provision for credit losses on Finance receivables	10,593,540	8,264,275	7,476,479
Depreciation	1,165,973	863,190	716,373
Compounded interest added to junior subordinated debt	1,111,331	1,017,212	928,024
Deferred income taxes	(718,900)	(229,400)	(219,400)
Loss on disposal/donation of equipment	16,845	38,174	223,978
Changes in:			
Accounts payable and accrued expenses	1,066,145	175,243	959,039
Other	222,588	(320,610)	144,928
Net cash provided by operating activities	16,321,626	11,948,504	12,086,784
Cash Flows From Investing Activities:			
Loans originated	(123,772,782)	(102,097,953)	(97,016,152)
Loans purchased	(15,998,887)	(13,901,139)	(23,349,662)
Loans repaid	109,280,600	98,755,408	93,610,325
Capital expenditures	(600,653)	(898,809)	(912,822)
Net purchases of investments	(135,362)	90,117	(661,612)
Net cash used in investing	(31,227,084)	(18,052,376)	(28,329,923)
Cash Flows from Financing Activities:			
Net borrowing of short-term debt	641,414	2,145,100	937,514
Proceeds from issuance of long-term debt	52,852,841	33,995,980	40,220,110
Repayment of long-term debt	(39,461,911)	(29,864,147)	(23,947,169)
Dividends paid	(404,922)	(349,403)	(275,033)
Net cash provided by financing activities	13,627,422	5,927,530	16,935,422
Net Increase (Decrease) in Cash	(1,278,036)	(176,342)	692,283
Cash, Beginning of Year	2,428,899	2,605,241	1,912,958
Cash, End of Year	$ 1,150,863	$ 2,428,899	$ 2,605,241
Additional Cash Flow Information:			
Interest paid	$ 8,462,313	$ 8,371,853	$ 7,350,873
Income taxes paid	$ 3,047,633	$ 1,265,830	$ 1,594,190

See Notes to Consolidated Financial Statements

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), is a specialized financial services company. The Company's revenues are primarily earned from the making of direct loans and the purchasing of retail installment contracts of active duty or retired career military personnel and Department of Defense employees. The Company also earns revenues from commissions on premiums for credit property, life and accident and health insurance placed with non-related insurance companies and from premiums earned on the reinsurance of credit accident and health insurance. Additionally, the Company earns commissions from the sale of ancillary products and services.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. (a wholly-owned subsidiary of Pioneer Financial Industries, Inc.) and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Investments consist primarily of certificates of deposit, amounting to $355,873 and $537,199, and certain debt securities, amounting to $1,512,636 and $1,195,948 at September 30, 2002 and 2001, respectively. These debt securities, which the Company has the positive intent and ability to hold until maturity, are classified as held-to-maturity and valued at historical cost, adjusted for amortization of premiums and accretion of discounts computed by the level-yield method. Of the held-to-maturity debt securities at September 30, 2002, $212,562 matures in less than one year, $1,200,074 matures between two and five years and $100,000 matures between six and ten years. The recorded value of these investments approximates fair value at September 30, 2002 and 2001. Investments aggregating $1,768,509 and $1,633,147 at September 30, 2002 and 2001, respectively, were required as statutory reserves and are on deposit with regulatory authorities or maintained in trust accounts.

Revenue Recognition

Interest income on finance receivables is recognized using a method which approximates the level yield method. Late charges are credited directly to income when received. Accrual of interest income on finance receivables is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

Credit property, life, accident and health insurance premiums are placed with non-related insurance companies. Premiums on such insurance are remitted to the insurance companies, net of applicable advance commissions, which commissions are credited to income ratably over policy terms. Retrospective insurance commissions, if any, on this insurance are taken into income only as received. Pioneer Military Insurance Company, a subsidiary of the Company, reinsures from a non-affiliated insurance company risks on the credit accident and health insurance policies written on loans to customers of the Company.

Allowance for Credit Losses

The allowance for credit losses is maintained and estimated by management in an amount sufficient to cover future losses. The Company conducts a loan-by-loan review of delinquent accounts, and its policy requires charge-off before an account exceeds 270 days since the last full payment.

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated over the estimated useful life of each asset. At September 30, 2002 and 2001, accumulated depreciation was $4,076,860 and $3,351,857 respectively.

Net Income per Share

Net income per share is computed based upon the weighted-average common shares outstanding of 17,136 during each year. There are no potentially dilutive securities issued and outstanding.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its parent company, Pioneer Financial Industries, Inc., and other affiliates. The provision for income taxes in the accompanying consolidated statements of income represents the Company's share of the consolidated income tax provision on a separate return basis.

Fair Value of Financial Instruments

The fair values of finance receivables and borrowings were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Because no market exists for these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values represent values at which the respective financial instruments could be sold individually or in the aggregate. The carrying amounts for cash, accounts payable and current liabilities are a reasonable estimate of their fair values. The fair value of other investments is based on quoted market prices. Additional information about the fair value of financial instruments is contained in Notes 2, 3 and 4.

NOTE 2: FINANCE RECEIVABLES

Loan Portfolio

At September 30, 2002 and 2001, finance receivables totaled $159,011,179 and $137,313,650 respectively; all receivables originated from direct loans and retail installment contracts. Direct loans originated in 2002 and 2001 averaged $2,813 and $2,513 with a weighted maturity of 24.2 and 23.1 months, respectively, while retail installment contracts averaged $3,231 and $3,057 with a weighted maturity of 30.1 and 28.9 months, respectively. Approximately 95 percent and 94 percent of finance receivables were paid electronically via the Government Allotment System or through the National Automated Clearinghouse Association for the years ended September 30, 2002 and 2001. On September 30, 2002 and 2001, the accrual of interest income had been suspended on $5,579,681 and $6,369,081 of loans, respectively.

At September 30, 2002 and 2001, the fair value of notes receivable approximates book value.

Allowance for Credit Losses

Changes in the allowance for credit losses are as follows:

	2002	2001	2000
Balance, beginning of year	$ 4,420,869	$ 3,832,868	$ 3,300,868
Provision for credit losses	10,593,540	8,264,275	7,476,479
Loans charged off	(9,744,584)	(8,972,679)	(8,129,298)
Recoveries	951,044	1,296,405	1,184,819
Balance, end of year	$ 6,220,869	$ 4,420,869	$ 3,832,868

PIONEER FINANCIAL SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001

NOTE 3: LONG-TERM DEBT

Scheduled maturities of indebtedness during the fiscal years subsequent to September 30, 2002 are as follows:

	Total	Senior Indebtedness	Subordinated Indebtedness
2003	$ 41,374,998	$ 38,976,255	$ 2,398,743
2004	33,044,689	30,168,971	2,875,718
2005	24,935,671	20,074,642	4,861,029
2006	10,716,962	8,611,626	2,105,336
2007	1,391,693	93,911	1,297,782
2008	1,725,619		1,725,619
2009	1,593,667		1,593,667
2010	1,401,136		1,401,136
2011	1,826,213		1,826,213
2012 and thereafter	1,311,195		1,311,195
Total 2002	$ 119,321,843	$ 97,925,405	$ 21,396,438
Total 2001	$ 104,819,583	$ 83,846,763	$ 20,972,820

The senior notes are fixed-term and fixed-rate notes. There were 229 and 215 notes outstanding at September 30, 2002 and 2001, respectively. These notes had a weighted average interest rate based on balances at September 30, 2002 and 2001 of 7.42 percent and 8.18 percent, respectively. Maturities in 2003 include $36,976,255 for amortizing note payments and $2,000,000 for single pay term note payments.

NOTE 3: LONG-TERM DEBT (continued)

The junior subordinated indebtedness consists of debentures, which are non-callable before maturity by the holders, issued at various rates and mature one to ten years from date of issue. The Company, at its option, may call at any time and retire any or all of the debentures upon 30 days written notice. The average debenture size was $22,035 and $21,379, with a weighted interest rate of 9.44 and 9.39 percent at September 30, 2002 and 2001, respectively. The retainment percentages for the debentures maturing in 2002 and 2001 are as follows:

	Renewed Automatically	Reinvested	Total Retained	Amount Due	Percentage
2002	$468,144	$260,923	$729,067	$2,215,641	32.91%
2001	$584,522	$273,852	$858,374	$1,563,715	54.89%

At September 30, 2002 and 2001, the fair value of long-term debt approximates book value.

The Company has entered into a Senior Lending Agreement with its banks which will expire on March 31, 2003. Substantially all of the Company's assets secure this bank debt. The senior lending agreement limits, among other things, the Company's ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person, and (6) incur additional debt for borrowed money. At September 30, 2002, the minimum stockholder's equity required under the agreement was $12,431,000. The Company's outstanding line of credit balance, with interest at prime rate (4.75% at September 30, 2002), was $10,776,000 and $10,470,500; the unused line of credit balance was $14,224,000 and $10,529,500 as of September 30, 2002 and 2001, respectively.

At September 30, 2002 and 2001, the fair value of senior notes approximates book value.

NOTE 4: INCOME TAXES

The provision for income taxes included in the accompanying consolidated statements of income consists of the following:

	2002	2001	2000
Taxes currently payable	$ 2,363,900	$ 1,439,400	$ 1,274,400
Deferred income taxes	(718,900)	(229,400)	(219,400)
Total provision	$ 1,645,000	$ 1,210,000	$ 1,055,000

The tax effects of temporary differences related to deferred taxes shown on the September 30, 2002 and 2001 consolidated balance sheets are as follows:

	2002	2001
Deferred tax assets/(liabilities):		
Allowance for credit losses	$ 2,239,500	$ 1,679,900
Accumulated depreciation	43,500	(76,400)
Other	48,000	8,600
Net deferred tax asset	$ 2,331,000	$ 1,612,100

A reconciliation of the provision for income taxes at the normal federal statutory rate of 34 percent to the provision included in the accompanying consolidated statements of income is shown below:

	2002	2001	2000
Provision for federal income taxes at statutory rate	$ 1,533,095	$ 1,139,143	$ 990,203
Increase (decrease) in income tax provision resulting from:			
State and local income taxes, net of federal tax benefit	39,232	38,900	59,370
Nondeductible expenses	72,673	31,957	5,427
Provision for income taxes	$ 1,645,000	$ 1,210,000	$ 1,055,000

NOTE 5: RELATED PARTY TRANSACTION

Operating expenses in the accompanying consolidated financial statements include general and administrative charges from the Company's parent, Pioneer Financial Industries, Inc. Such charges amounted to $734,596, $726,768, and $701,162 for the fiscal years ended September 30, 2002, 2001, and 2000, respectively.

Pioneer Financial Industries, Inc. has an unsecured revolving credit line due on demand with the Company and advances various amounts at market rates of interest during the fiscal year with $1,941,831 and $1,839,521, due on demand at September 30, 2002 and 2001, respectively. Interest expense on the credit line during the fiscal years ended September 30, 2002, 2001 and 2000 was $132,856, $170,109 and $12,572, respectively.

NOTE 6: LEASE OBLIGATIONS

At September 30, 2002, the Company was obligated under non-cancelable operating leases covering its facilities and certain equipment expiring through 2009. Aggregate minimum annual rentals payable are summarized as follows:

Year Ending September 30:

2003	$846,736
2004	633,820
2005	510,321
2006	510,321
2007	510,321
Thereafter	765,481

The minimum rentals shown above do not include rents payable on a "month-to-month" or "cancelable" basis. Rental expense charged against operations totaled $1,604,230, $1,168,263, and $834,758 for the fiscal years ended September 30, 2002, 2001 and 2000 respectively. Included in these amounts were $139,500 in 2002, $139,200 in 2001, and $126,250 in 2000 paid to an affiliated company.

NOTE 7: PROFIT-SHARING PLAN

The Company participates in a profit-sharing plan which covers substantially all employees who are 21 years of age and have been employed by the Company for one year. The Company contributes an amount to the plan each year that is determined by the board of directors. The Company also matched 33.3 percent of participant 401(k) deferrals up to a maximum of 5 percent of total compensation. Participant interests are vested after three years of service.

Contributions to the plan were $656,022, $279,118, and $385,465 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

PART III

INDEX TO EXHIBITS

Exhibit No.	Description
1.	Not Applicable
2.1	Restated Articles of Incorporation of the Company
2.2	Certificate of Amendment of Articles of Incorporation of the Company
2.3	Amended and Restated By-Laws of the Company
3.1	Reference is made to the Restated Articles of Incorporation, the Certificate of Amendment of Articles of Incorporation and the Amended and Restated By-Laws of the Company provided as Exhibits 2.1, 2.2 and 2.3, respectively
3.2	Form of debenture issued prior to November 1, 2002
3.3	Amended and Restated Senior Lending Agreement dated March 1, 1996, between the Company and various banks named therein
3.4	First Amendment to Amended and Restated Senior Lending Agreement dated January 26, 1998, between the Company and various banks named therein
3.5	Second Amendment to Amended and Restated Senior Lending Agreement dated March 31, 2000, between the Company and various banks named therein
3.6	Form of Agreement between the Company and various banks named in Amended and Restated Senior Lending Agreement
3.7	Promissory Note dated August 1, 2000, between the Company and Pioneer Financial Industries, Inc.
4.	Not Applicable
5.	Not Applicable
6.1	Form of Readi-Loan Licensing Agreement dated October 1, 1997
6.2	Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C.
6.3	Addendum to Office Building Lease between the Company and Belletower Partners, L.L.C.
6.4	First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C.
6.5	Employment Contract between the Company and Randall J. Opliger
7.	Not Applicable
8.	Not Applicable
9.	Not Applicable
10.1	Consent of BKD, LLP
11.	Not Applicable
12.	Not Applicable
13.	Not Applicable

14.	Not Applicable
15.1	Power of Attorney
15.2	Form of Cover Letter to Debenture Holders
15.3	Form of Letter of Transmittal

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on February 10, 2003.

PIONEER FINANCIAL SERVICES, INC.

By: ______________________
William D. Sullivan,
Chairman and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ Date: February 10, 2003
William D. Sullivan,
Chief Executive Officer and Sole Director

______________________ Date: ______________, 2003
Randall J. Opliger,
Chief Financial Officer

KC-1040747-1

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on February 10, 2003.

PIONEER FINANCIAL SERVICES, INC.

By: ______________________________
William D. Sullivan,
Chairman and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________________ Date: ____________________, 2003
William D. Sullivan,
Chief Executive Officer and Sole Director

______________________________ Date: Feb. 10th, 2003
Randall J. Opliger,
Chief Financial Officer

KC-1040747-1

INDEX TO EXHIBITS

PAGE NO.	Exhibit No.	Description
	1.	Not Applicable
78	2.1	Restated Articles of Incorporation of the Company
84	2.2	Certificate of Amendment of Articles of Incorporation of the Company
88	2.3	Amended and Restated By-Laws of the Company
	3.1	Reference is made to the Restated Articles of Incorporation, the Certificate of Amendment of Articles of Incorporation and the Amended and Restated By-Laws of the Company provided as Exhibits 2.1, 2.2 and 2.3, respectively
109	3.2	Form of debenture issued prior to November 1, 2002
112	3.3	Amended and Restated Senior Lending Agreement dated March 1, 1996, between the Company and various banks named therein
189	3.4	First Amendment to Amended and Restated Senior Lending Agreement dated January 26, 1998, between the Company and various banks named therein
193	3.5	Second Amendment to Amended and Restated Senior Lending Agreement dated March 31, 2000, between the Company and various banks named therein
214	3.6	Form of Agreement between the Company and various banks named in Amended and Restated Senior Lending Agreement
216	3.7	Promissory Note dated August 1, 2000, between the Company and Pioneer Financial Industries, Inc.
	4.	Not Applicable
	5.	Not Applicable
218	6.1	Form of Readi-Loan Licensing Agreement dated October 1, 1997
221	6.2	Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C.
237	6.3	Addendum to Office Building Lease between the Company and Belletower Partners, L.L.C.
241	6.4	First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C.
244	6.5	Employment Contract between the Company and Randall J. Opliger
	7.	Not Applicable
	8.	Not Applicable
	9.	Not Applicable
247	10.1	Consent of BKD, LLP
	11.	Not Applicable
	12.	Not Applicable
	13.	Not Applicable
	14.	Not Applicable
249	15.1	Power of Attorney

EXHIBIT 2.1

Restated Articles of Incorporation of the Company

RESTATED ARTICLES OF INCORPORATION OF PIONEER FINANCE COMPANY

Pursuant to the provisions of The General and Business Corporation Law of Missouri, the undersigned corporation hereby adopts the following Restated Articles of Incorporation, which Restated Articles of Incorporation correctly set forth, without change, the corresponding provisions of the Articles of Incorporation as heretofore amended, and these Restated Articles of Incorporation supersede the original Articles of Incorporation and all amendments thereto:

FIRST

That the name of the corporation shall be PIONEER FINANCE COMPANY.

SECOND

That the address of the registered office of the corporation in the State of Missouri is 4233 Roanoke Road, Kansas City, Missouri and the name of its registered agent at that address is William D. Sullivan.

THIRD

That the aggregate number of shares which the corporation shall have authority to issue shall be 20,000 shares, all of which shall be common shares and shall have a par value of $100.00 per share.

FOURTH

That before the corporation commenced business, 350 shares were issued, all of which were common shares with a par value of $100.00 per share. The corporation did not commence business until consideration of the value of at least $500.00 had been received for the issuance of shares.

FIFTH

That the number of directors to constitute the Board of Directors shall be three.

The property and business of the corporation shall be controlled and managed by the Board of Directors.

In addition to the other powers and duties from time to time delegated to it by the shareholders, the Board of Directors shall have the power to make, alter, amend or repeal the By-Laws of the corporation.

SIXTH

That the duration of the corporation shall be perpetual.

SEVENTH

That this corporation is organized FOR PROFIT and the nature of its business and the purposes for which it is formed are as follows:

To engage in and carry on the general business of a finance company.

To subscribe for, purchase or otherwise acquire, underwrite, obtain an interest in, own, hold, pledge, hypothecate, create security interests in, assign, deposit, create trusts with respect to, sell, exchange, or otherwise dispose of and generally deal in and with securities of every kind and description of any government, state, territory, district, municipality, or other political or governmental division or subdivision, body politic, corporation, association, partnership, firm, trustee, syndicate, individual, combination, organization, or entity whatsoever located in or organized under the laws of any part of the world, including (without limiting the generality of the foregoing) stocks, shares, voting trust certificates, bonds, mortgages, debentures, notes, land trust certificates, warrants, rights, scrip, commercial paper, choses in action, evidences of indebtedness, certificates of interest or other obligations or other securities of any nature howsoever evidenced; to acquire or become interested in any such securities by original subscription, underwriting, participation in syndicates, or otherwise and irrespective of whether or not such securities are fully paid or subject to further payments or assessments; to exercise any and all rights, powers and privileges of individual ownership or interest in respect of any such securities, including the right to vote thereon and otherwise act with respect thereto, and to promote, manage, participate in, and act as agent for any underwriting, purchase, or selling syndicate or group or otherwise to take part in and assist, in any legal manner, by guaranty or otherwise, the purchase, sale or distribution of any such securities; to promote, finance, aid and assist, financially or otherwise, any body politic, corporation, association, partnership, firm, trustee, syndicate, individual, combination, organization or other entity, located in or organized under the laws of any part of the world, to purchase, lease or otherwise acquire, take over, hold, sell, liquidate, or otherwise dispose of the business and properties, of every kind, of corporations, associations, partnerships, firms, trustees, syndicates, individuals, combinations, organizations and other entities located in or organized under the laws of any part of the world; to continue, alter, extend, and develop their business, assume their liabilities, guarantee or become surety for the performance of their obligations, reorganize their capital, and participate in any way in their affairs, and to take over as a going concern and to continue in its own name any business so acquired; and to act as financial, commercial, special or general agent or representative of bodies politic, corporations, associations, partnerships, firms, trustees, syndicates, individuals, combinations, organizations, and other entities located in or organized under the laws of any part of the world;

To buy or otherwise acquire, own, hold, lease, sell or otherwise dispose of, and to mortgage or otherwise encumber real property and personal property of all kinds;

To own, hold and construct buildings and structures of all types, and to buy, sell, lease, own, manage, operate, maintain, repair, restore and rebuild the same;

To purchase, take and lease or exchange or hire or

otherwise acquire real or personal property, rights or privileges suitable or convenient for any of the purposes of this business, and to purchase, operate, hold, sell or otherwise dispose of businesses or ventures of every character and description;

To borrow money and for such purpose to execute notes, bonds, debentures or any other form of evidence of indebtedness, and to secure the payment of the same by mortgage, deed of trust or other form of encumbrance, pledge or other form of hypothecation;

To execute deeds, mortgages, deeds of trust, contracts and other types of written instruments;

To loan or otherwise invest its funds, from time to time, secured or unsecured, for such time and upon such terms and conditions as its Board of Directors may authorize;

To buy or otherwise acquire, sell or otherwise dispose of, pledge or otherwise hypothecate stocks, bonds, notes, debentures, accounts receivable, and all other types of securities, evidences of indebtedness or choses in action, whether issued by this company or any other corporation, and while owner thereof, to exercise any rights and privileges of ownership pertaining thereto;

To acquire, deal in, purchase, own, hold, lease, mortgage or otherwise encumber, develop, exploit and dispose of mineral rights or royalty interests of every kind;

To have and to exercise all powers necessary or incident to carrying out its corporate purposes; to exercise all other powers permitted by law, and to possess and enjoy all rights and powers which now or at any time hereafter may be granted to or exercised by a corporation of this character.

EIGHTH

That the names, places of residence of the incorporators were:

Name	Address
William J. Sullivan	3411 Gillham Road Kansas City, Missouri

Grace Sullivan	3411 Gillham Road Kansas City, Missouri
E. H. Brillault	201 Brush Creek Blvd. Kansas City, Missouri

IN WITNESS WHEREOF, the undersigned, William D. Sullivan, President, has executed this instrument and Georgia K. Sullivan, Secretary, has affixed its corporate seal hereto and attested said seal on the 16th day of January, 1975.

PIONEER FINANCE COMPANY

(Corporate Seal)

By [signature]
William D. Sullivan, President

ATTEST:

[signature]
Georgia K. Sullivan, Secretary

STATE of MISSOURI)
COUNTY of Jackson) SS

I, Rosalie Ann Miceli, a Notary Public, do hereby certify that on the 16 day of January, 1975, personally appeared before me WILLIAM D. SULLIVAN, who by me first duly sworn, declared that he is the person who signed the foregoing instrument as President and that the statements therein contained are true.

(S E A L)

[signature]
Notary Public

My commission expires:
10-30-78

FILED AND CERTIFICATE
ISSUED

JAN 22 1975

[signature]
Corporation Dept. SECRETARY OF STATE

EXHIBIT 2.2

Certificate of Amendment of Articles of Incorporation of the Company

No. #00055239

STATE of MISSOURI

JAMES C. KIRKPATRICK, Secretary of State

Corporation Division

Certificate of Amendment

WHEREAS, PIONEER FINANCIAL SERVICES, INC. (FORMERLY: PIONEER FINANCE COMPANY)

a corporation organized under The General and Business Corporation Law has delivered to me a Certificate of Amendment of its Articles of Incorporation and has in all respects complied with the requirements of law governing the amendment of Articles of Incorporation under The General and Business Corporation Law,

NOW, THEREFORE, I, JAMES C. KIRKPATRICK, Secretary of State of the State of Missouri, do hereby certify that I have filed said Certificate of Amendment as provided by law, and that the Articles of Incorporation of said corporation are amended in accordance therewith.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the GREAT SEAL of the State of Missouri, at the City of Jefferson, this 19th day of September, 19 78

James C. Kirkpatrick
Secretary of State

RECEIVED OF: Pioneer Financial Services, Inc.

Fifteen Dollars and no/100 Dollars, $15.00

For Credit of General Revenue Fund, on Account of Amendment Fee.

No. #00055239

Dorothymae Miller
Deputy Collector of Revenue

CORP. 20 2/78

AMENDMENT OF ARTICLES OF INCORPORATION
OF
PIONEER FINANCE COMPANY

Honorable James C. Kirkpatrick
Secretary of State
State of Missouri
Jefferson City, Missouri 65101

Pursuant to the provisions of The General and Business Corporation Law of Missouri, the undersigned corporation certifies the following:

1. The name of the corporation is PIONEER FINANCE COMPANY, which is to be changed to PIONEER FINANCIAL SERVICES, INC. The name under which it was originally organized was SULLIVAN CHEVROLET COMPANY.

2. An amendment to the corporation's Articles of Incorporation was adopted by the shareholders on September 8, 1978.

3. Article First is amended to read as follows:

FIRST-That the name of the corporation shall be PIONEER FINANCIAL SERVICES, INC.

4. Of the 17,136 shares issued and outstanding, 17,136 of such shares were entitled to vote on such amendment, all of which shares consisted of one class of common shares.

5. 17,136 shares voted for the amendment and no shares voted against the amendment.

IN WITNESS WHEREOF, the undersigned, William D. Sullivan, President, has executed this instrument and its Secretary, Georgia K. Sullivan, has affixed its corporate seal hereto and attested said seal on the 8th day of September, 1978.

PIONEER FINANCE COMPANY
(Changed to Pioneer Financial Services, Inc.)

(CORPORATE SEAL)

By: W D Sullivan
William D. Sullivan
President

FILED AND CERTIFICATE
ISSUED

SEP 1 9 1978

James Kirkpatrick
Corporation Dept. SECRETARY OF STATE

ATTEST:

Georgia K. Sullivan
Georgia K. Sullivan
Secretary

STATE OF MISSOURI)
) ss.
COUNTY OF JACKSON)

I, Barbara J. Porter, a notary public, do hereby certify that on this 8th day of September, 1978, personally appeared before me WILLIAM D. SULLIVAN, who, being by me first duly sworn, declared that he is the President of Pioneer Financial Services, Inc., that he signed the foregoing document as President of the corporation, and that the statements therein contained are true.

Barbara J. Porter
Notary Public

My commission expires:

March 2, 1982

FILED AND CERTIFICATE ISSUED
SEP 19 1978
Corporation Dept. SECRETARY OF STATE

EXHIBIT 2.3

Amended and Restated By-Laws of the Company

EXHIBIT A

AMENDED AND RESTATED BYLAWS OF PIONEER FINANCIAL SERVICES, INC.

ARTICLE I

OFFICES AND RECORDS

1.1 (a) Registered Office and Registered Agent. The registered office and the registered agent of the Corporation in the State of Missouri ("THE STATE") shall be determined from time to time by the Board of Directors. The address of the registered office and the name of the registered agent shall be on file in the appropriate office of the THE STATE pursuant to applicable provisions of law. Unless otherwise permitted by law, the address of the registered office of the Corporation and the address of the business office of the registered agent shall be identical. If the registered agent is an individual, he shall be a Missouri resident.

(b) Corporate Offices. The Corporation may have such corporate offices anywhere within and without THE STATE as the Board of Directors from time to time may appoint or the business of the Corporation may require. The "principal place of business," "principal business office," and "executive office" of the Corporation may be determined from time to time by the Board of Directors.

1.2 (a) Records. The Corporation shall keep correct and complete books and records of account, including the amount of its assets and liabilities, minutes of the proceedings of the shareholders and Board of Directors, and a list of the names and places of residence of the officers. The Corporation shall keep at its registered office, its principal place of business in THE STATE or at the office of its transfer agent in THE STATE the stock records referred to in these Bylaws, and from time to time such other or additional records and information as may be required by law, including the shareholder lists mentioned in Section 3.13 of these Bylaws.

(b) Inspection of Books. A shareholder, if he demands to inspect the books of the Corporation pursuant to any statutory or other legal right, shall have access to and may examine such books for any proper purpose during the usual and customary hours of business and in such manner as will not unduly interfere with the regular conduct of the business of the Corporation. No shareholder shall use or permit to be used or acquiesce in the use by others of any information so obtained to the detriment of the Corporation, nor shall such shareholder furnish or permit to be furnished any information so obtained to any competitor or prospective competitor of the Corporation. The Corporation, as a condition precedent to any shareholder's inspection of the books of the Corporation, may require the shareholder to indemnify the Corporation against any loss or damage which may be suffered by it arising out of any unauthorized disclosure made or permitted to be made by such shareholder of information obtained in the course of such inspection.

ARTICLE II

SEAL

2.1 Corporate Seal. The corporate seal shall be in the form prescribed by the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

ARTICLE III

SHAREHOLDERS

3.1 Place of Meetings. All meetings of the shareholders shall be held at such reasonably convenient place within the United States of America as the Board of Directors, or such other authorized persons who called the meeting, shall designate. In the absence of such a designation, the meeting shall be held at the principal office of the Corporation.

3.2 Annual Meeting. An annual meeting of the shareholders shall be held on the second Tuesday in January of each year, beginning with the year 1991, if not a legal holiday, and if a legal holiday, then on the next secular day following, at the hour of 10:00 a.m. or such other hour as may be designated in the notice of the meeting.

3.3. Special Meeting. Special meetings of the shareholders may be held for any purpose or purposes and may be called by the Chairman of the Board (if any), by the President or by the holders of (or by any officer upon written request of the holders of) not less than one-fifth (1/5th) of all outstanding shares entitled to vote at any such meeting, and shall be called by any officer directed to do so by the Board of Directors or by the holders of not less than fifty-one percent (51%) of all outstanding shares entitled to vote at any such meeting.

3.4. Notice Required.

(a) Kind and Manner. Written or printed notice of such meeting of shareholders, whether annual or special, stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes thereof, shall be delivered or given, either personally or by mail, to each shareholder entitled to vote thereat, not less than ten (10) days nor more than fifty (50) days prior to the meeting by or at the direction of the

President, the Secretary, or the officer or persons calling the meeting. Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at his address as it appears on the records of the Corporation.

(b) Attendance and Waiver. Attendance of a shareholder at any meeting shall constitute a waiver of notice of such meeting, except where such shareholder states at the opening of the meeting of objecting to the transaction of any business because the meeting is not lawfully called or convened.

(c) Other Waiver. Any notice required to be given by any provisions of these Bylaws, the Articles of Incorporation, or any law may be waived in writing signed by the person entitled to such notice, whether before, at or after the time stated therein, and such waiver shall be deemed equivalent to the giving of such notice.

3.5. Presiding Officials. Every meeting of the shareholders shall be convened by the President, Secretary, or other officer or by any other person who called the meeting by giving written notice as above provided, but it shall be presided over by the officers specified in Section 5.6 and 5.7 of these Bylaws; provided, however, that the shareholders may, notwithstanding anything herein to the contrary, select any person to preside at a meeting and any person to act as secretary of such meeting.

3.6. Business Which May Be Transacted at Meetings.

(a) Annual Meetings. At each annual meeting of the shareholders, the shareholders shall elect (by ballot if requested by any shareholder) a Board of Directors to hold office until the next succeeding annual meeting or until their successors shall have been elected and qualified, and they may transact such other business as shall come before the meeting, whether or not the same was specified in the notice of the meeting.

(b) Special Meetings. Special meetings may be called for any purpose or purposes, but business transacted at each special meeting of shareholders shall be confined to the purpose stated in the notice of such meeting, unless the transaction of other business is consented to by the holders of all outstanding shares of stock of the Corporation entitled to vote thereat.

3.7. Quorum; Shareholder Action. Except as otherwise provided by law or by the Articles of Incorporation, the holders of a majority of the voting shares issued and outstanding, and entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders. Every decision of a majority in amount of shares of such quorum shall be valid as a corporate act, except in those specific instances in which a larger vote is required by law or by the Articles of Incorporation. If, however, such quorum should not be present at any meeting, the shareholders present and entitled to vote shall have power successively to adjourn the meeting, without notice other than ninety (90) days after such adjournment. At such adjourned meetings at which a quorum is present any business may be transacted which might have been transacted at the meeting which was adjourned.

3.8. <u>Method of Voting; Proxies.</u> At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy executed in writing by such shareholder or by his duly authorized attorney-in-fact. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

3.9. <u>Number of Votes.</u> Each shareholder shall have one vote for each share of stock entitled to vote under the provisions of the Articles of Incorporation which is registered in his name on the books of the Corporation, except for those shares belonging or hypothecated to the Corporation; but in the election of directors cumulative voting shall prevail; that is to say, each shareholder shall have the right to cast as many votes in the aggregate as shall equal the number of voting shares so held by him, multiplied by the number of directors to be elected at such election, and he may cast the whole number of such votes for one candidate or distribute them among two or more candidates. No person shall be entitled to vote any shares belonging or hypothecated to the Corporation.

3.10. <u>Shareholders Entitled to Vote.</u> If the Board of Directors does not close the transfer books of the Corporation or set a record date as provided in Section 7.3 of these Bylaws, only those shareholders who are shareholders of record at the close of business on the twentieth (20th) day preceding the date of the shareholders' meeting shall be entitled to notice of and to vote at the meeting and any adjournment thereof; except that if, prior to the meeting, written waivers of notice of the meeting are signed and delivered to the Corporation by all of the shareholders who are shareholders of record at the time the meeting is convened, only the shareholders who are shareholders of record at the time the meeting is convened shall be entitled to vote at the meeting and any adjournment thereof. If the shareholders act by consent in lieu of a meeting as provided in Section 3.14 of these Bylaws, shareholders who are shareholders of record at the time designated in the written consent as the time the action was taken shall be entitled to consent.

3.11. <u>Voting by Ballot; Inspectors.</u> No vote shall be required to be taken by ballot unless a resolution requiring the same is adopted at a shareholders' meeting by a majority of the shareholders present in person or by proxy, without regard to the number of shares held by each. If a vote by ballot shall be required, the person presiding at the meeting shall appoint not less than two persons, who are not directors, as inspectors to receive and canvas the votes and certify the results to the person presiding. In all cases where the right to vote any share shall be questioned, it shall be the duty of the inspectors, if any, or the person conducting the vote to examine the transfer books of the Corporation, and all shares that stand in the name of any person in the transfer books shall be voted by such person. Any inspector, before entering the duties of office, shall take in writing and subscribe the following oath before any officer authorized by law to administer oaths: "I do solemnly swear that I will execute the duties of an inspector of the election now to be held with strict impartiality and according to the best of my ability."

3.12. Ownership of Shares. The Corporation shall be entitled to treat the holder of any share of stock of the Corporation as recorded on the stock record or transfer books of the Corporation as the holder of record and holder and owner in fact thereof and, accordingly, the Corporation shall not be required to recognize any equitable or other claim to or interest in such share on the part of any other person, firm, partnership, corporation or association, whether or not the Corporation shall have express or other notice thereof, except as is otherwise expressly required by law. The term "shareholders" as used in these Bylaws means one who is a holder of record of shares of the Corporation; provided however, that, if permitted by law:

(i) shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine;

(ii) shares standing in the name of a partnership (including any joint venture) may be voted by any general partner, agent or proxy of such partnership as permitted by the partnership agreement of such partnership;

(iii) shares standing in the name of a deceased person may be voted by such person's administrator or executor, either in person or by proxy, and shares standing in the name of a guardian, curator or trustee may be voted by such fiduciary, either in person or by proxy, but no guardian, curator or trustee shall be entitled, as such fiduciary, to vote shares held by such fiduciary without a transfer of such shares into such fiduciary's name;

(iv) shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into such receiver's name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed;

(v) a shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred of record into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred; and

(vi) shares standing in the name of two or more persons jointly may be voted by either of them in the absence of the other owner or owners or their proxies.

The casting of votes with respect to shares which are held of record by a corporation, partnership, deceased person, receiver, or joint owners shall constitute a certification by the person casting such votes that such person is entitled to vote such shares under the provisions of this Section 3.12, and the officers of the Corporation shall not be required to inquire into the accuracy of such certification.

3.13. <u>Shareholders Lists.</u> A complete list of the shareholders entitled to vote at each meeting of the shareholders, arranged in alphabetical order, with the address of, and the number of voting shares held by each, shall be prepared by the officer of the Corporation having charge of the stock transfer books of the Corporation, and shall for a period of ten (10) days prior to the meeting be kept on file in the registered office of the Corporation in THE STATE and shall at any time during the usual hours of business be subject to inspection by any shareholder. Such list or a duplicate thereof shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in THE STATE, shall be prima facie evidence as to who are shareholders entitled to examine such list, ledger or transfer book or to vote at any meeting of shareholders. Failure to comply with the foregoing provisions of this Section 3.13 shall not affect the validity of any election taken at any such meeting.

3.14. <u>Shareholders Action Without Meeting.</u> Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if consents in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof. Such consents shall have the same force and effect as a unanimous vote of shareholders at a meeting duly held, and the Secretary shall file such consents with the minutes of the meetings of the shareholders.

ARTICLE IV

DIRECTORS

4.1 Number; Term; Qualification. Unless otherwise provided by law, or the Articles of Incorporation of the Corporation, the number of directors to constitute the Board of Directors shall be not less than one (1) nor more than nine (9). Each director shall hold office for the term for which he is elected or until his successor shall have been elected and qualified. Each director, upon his election, shall qualify by accepting the office of director and his attendance at, or his written approval of the minutes of, the next meeting of directors after his election shall constitute his acceptance of such office, or he may execute such acceptance by a separate writing, which shall be placed in the minute book. Directors need not be shareholders unless the Articles of Incorporation at any time so require.

4.2. Powers of the Board. The property and business of the Corporation shall be controlled and managed by the Board of Directors. The Board of Directors shall have and is vested with all the unlimited powers and authorities, except as may be expressly limited by law, the Articles of Incorporation or by these Bylaws, to do or cause to be done any and all lawful things for and on behalf of the Corporation, to exercise or cause to be exercised any or all of its powers, privileges and franchises and to seek the effectuation of its objects and purposes. The Board of Directors shall have the power to set the compensation of the directors unless otherwise provided in the Articles of Incorporation.

4.3. Meetings of Newly Elected Board; Notice. The members of each newly elected Board of Directors shall meet at such time and place as shall be provided for by resolution of the shareholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present; or, regardless of whether the time and place of such meeting shall be so provided by the shareholders, the members of such Board of Directors may meet at such time and place as shall be consented to in writing by all of the newly elected directors.

4.4. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time or times and place either within or without THE STATE as shall from time to time be fixed by resolution of a majority of the full Board of Directors and, if not so fixed, then at the principal business office of the Corporation. Any business may be transacted at a regular meeting. Special meetings of the Board of Directors may be held at any place either within or without THE STATE and may be called by the Chairman of the Board (if any), or the President, by giving no less than forty-eight (48) hours prior notice of such meeting to each director, either personally or by mail or telegram, stating the time, place and purposes of any such meeting.

4.5. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, any Vice President, the Secretary, or any two (2) directors by giving or delivering written notice of such meeting to each director at least two (2) full days, not counting Sundays and legal holidays, before the day on which the meeting is to be held, either personally or by mail or telegram, stating the place, day and hour of the meeting and the purpose or purposes for which it is called. The person or persons calling the special meeting may fix the place, either within or without THE STATE, a place for holding the meeting. If notice is given by mail, it shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the director at his residence or usual place of business. If notice is given by telegraph, it shall be deemed to be delivered when it is delivered to the telegraph company. If notice is given in person, it may be given by an officer having authority to call the meeting or by any director.

4.6. Conference Call Meetings. Members of the Board of Directors or of any committee designated by the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or similar communications equipment whereby all persons participating in the meeting can hear each other, and participation in a meeting in this manner shall constitute presence in person at the meeting.

4.7. Quorum; Corporate Action. At all meetings of the Board of Directors a majority of the full Board of Directors shall, unless a greater number as to any particular matter is required by the Articles of Incorporation or these Bylaws, constitute a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which there is a quorum, except as may be otherwise specifically provided by statute, by the Articles of Incorporation or by these Bylaws, shall be the act of the Board of Directors. Less than a quorum may adjourn a meeting successively until a quorum is present, and no notice of adjournment shall be required.

4.8. Waiver. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where he attends for the express purpose (and so states at the opening of the meeting) of objecting to the transaction of any business because the meeting is not lawfully called or convened. Any notice required to be given to a director by any provision of these Bylaws, the Articles of Incorporation or any law may be waived in writing signed by such director, whether before, at or after the time stated therein, and such waiver shall be deemed equivalent to the giving of such notice.

4.9. Directors' Action Without Meeting. Any action which is required to be or may be taken at a meeting of the directors may be taken without a meeting if consents in writing, setting forth the action so taken, are signed severally or collectively by all of the directors. The consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The Secretary shall file such consents with the minutes of the meetings of the Board of Directors.

4.10. Vacancies. If the office of any director becomes vacant by reason of death, resignation, removal from office or otherwise, or if a vacancy occurs by reason of the creation of a new directorship, a majority of the remaining directors, though less than a quorum, or the sole remaining director, may fill the vacancy until a successor shall have been duly elected at a shareholders' meeting.

4.11. Removal. At a meeting of the shareholders called expressly for that purpose, directors may be removed in the manner herein provided. The entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares of stock of the Corporation then entitled to vote at an election of directors. Less than the entire Board of Directors may be removed, with or without cause, but in such case no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors.

4.12. Executive Committee and Other Committees. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board of Directors, designate an Executive Committee, such committee to consist of two or more directors of the Corporation, which committee, to the extent provided in said resolution or resolutions, shall have and may exercise all of the authority of the Board of Directors in the management of the Corporation; but the designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon the Board of Directors by the General Business Corporation Law of THE STATE. The Board of Directors may also, by resolution or resolutions passed by a majority of the whole Board of Directors, designate other committees, with such persons, powers and duties as it deems desirable and as are not inconsistent with law. The Executive Committee and other committees shall keep regular minutes of their proceedings and the same shall be recorded in the minute book of the Corporation. The Secretary or an

Assistant Secretary of the Corporation may act as secretary for any committee if such committee so requests.

4.13. Compensation of Directors and Committee Members. Unless otherwise provided in the Articles of Incorporation, directors and members of all committees shall not receive any stated salary for their services as such, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors or committee; provided that nothing herein contained shall be construed to preclude any director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

4.14. Interest of Directors. In case the Corporation enters into contracts or transacts business with one or more of its directors or with any firm of which one or more of its directors are members or with any other corporation or association of which one or more of its directors are members, shareholders, directors or officers, such transaction or transactions shall not be invalidated or in any way affected by the fact that such director or directors have or may have interests therein which are or might be adverse to the interests of this corporation; provided that such contract or transaction is entered into in good faith and authorized or ratified on behalf of this Corporation by the Board of Directors or by a person or persons (other than the contracting person) having authority to do so, that the directors or other person or persons so authorizing or ratifying shall then be aware of the interest of such contracting person, and that the contract or transaction is not otherwise contrary to law.

ARTICLE V

OFFICERS

5.1. Elected Officers. A President and a Secretary shall be elected annually by the Board of Directors at its first meeting following each annual shareholders' meeting. If the Board of Directors desires, a Chairman of the Board, one or more Vice Presidents, a Treasurer, and one or more Assistant Secretaries and Assistant Treasurers may be elected by the Board of Directors from time to time as it deems necessary or advisable. The Board of Directors may at any time it deems necessary or advisable elect officers to fill vacancies created by the death, inability or refusal to act, resignation, or removal of any officer. If a Chairman of the Board of Directors is elected and if the Board of Directors designates the Chairman as having the powers of the chief executive officer coextensively with the President, the designation shall be filed in writing, and attested by the Corporation's Secretary, with the Secretary of State of THE STATE. Any two or more of such officers may be held by the same person. An elected officer shall be deemed qualified when such officer begins the duties of the office to which such officer has been elected and furnishes any bond required by the Board of Directors, but the Board of Directors may also require of such person a written acceptance and promise to discharge faithfully the duties of such office. The officers of the Corporation need not be members of the Board of Directors or shareholders in the Corporation.

5.2. Term of Office. Each elected officer of the Corporation shall hold office for the term for which such officer was elected or until such officer resigns or is removed by the Board of Directors, whichever first occurs.

5.3. Appointed Officers and Agents; Terms of Office. The Board of Directors from time to time may also appoint such other officers and agents for the Corporation as it shall deem necessary or advisable. All appointed officers and agents shall hold their respective positions at the pleasure of the Board of Directors or for such terms as the Board of Directors may specify, and they shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors or by an elected officer empowered by the Board of Directors to make such determinations.

5.4. Removal. Any officer or agent elected or appointed by the Board of Directors, and any employee, may be removed or discharged by the Board of Directors whenever in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

5.5. Salaries, Compensation and Designation of Duties. Salaries and compensation of all elected officers and of all appointed officers, agents and employees of the Corporation may be fixed, increased or decreased by the Board of Directors, but until action is taken with respect thereto by the Board of Directors, the same shall be fixed, increased or decreased by the President or by such other officer or officers as may be empowered by the Board of Directors to do so. The Board of Directors from time to time may delegate to the Chairman of the Board, the President or other officer or executive employee of the Corporation authority to hire, discharge and fix and modify the duties, salary or other compensation of employees of the Corporation under the jurisdiction of such officer or executive employee, and the Board of Directors may delegate to such officer or executive employee similar authority with respect to obtaining and retaining for the Corporation the services of attorneys, accountants and other experts.

5.6. The Chairman of the Board. The Board of Directors may elect a Chairman of the Board and may designate the Chairman of the Board as having the sole powers of the Chief Executive Officer or as having the powers of the Chief Executive Officer coextensively with the President. If so designated and if notice of such designation, attested to by the Secretary of the Corporation, has been filed in writing with the Secretary of State of THE STATE the Chairman of the Board shall have all the powers and duties of the President solely or coextensively with the President and such other powers and duties as the Board of Directors may determine, and any act required or permitted by law to be done by the President may be done instead by the Chairman of the Board. The Chairman of the Board, whether or not designated as having powers of a Chief Executive Officer, shall preside at all meetings of the shareholders and of the Board of Directors, except as otherwise specifically provided in Section 3.5 of these Bylaws.

5.7. <u>President.</u> Unless the Board of Directors provides otherwise, the President shall be the Chief Executive Officer of the Corporation, with such general executive powers and duties of supervision and management as are usually vested in the office of the Chief Executive Officer of a Corporation, and he shall carry into effect all directions and resolutions of the Board of Directors. The President, in the absence of the Chairman of the Board or if there be no Chairman of the Board, shall preside at all meetings of the shareholders and of the directors. The President may execute all bonds, mortgages and other contracts requiring a seal under the seal of the Corporation, and he shall (unless the Board of Directors otherwise provides) be ex officio a member of all standing committees and have such other or further duties and authority as may be prescribed from time to time by the Board of Directors. Unless the Board of Directors provides otherwise, the President, or any person designated in writing by the President, may (a) attend meetings of security holders of other corporations to represent this Corporation and vote or take action with respect to the securities of any such corporation owned by this Corporation in such manner as he or his designee may determine, and (b) execute and deliver waivers of notice and proxies for and in the name of he Corporation with respect to any such securities.

5.8. <u>Vice Presidents.</u> The Vice Presidents in the order of their rank (as determined by the order of their election or as determined from time to time by the Board of Directors) shall, in the absence, disability, refusal or inability to act of the Chairman of the Board and the President, perform the duties and exercise the powers of the Chairman of the Board and the President, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

5.9. <u>Secretary and Assistant Secretary</u> The Secretary shall attend all sessions of the Board of Directors and all meetings of the shareholders, and shall record or cause to be recorded all votes taken and the minutes of all proceedings in a minute book of the Corporation to be kept for that purpose. He shall perform like duties for the Executive Committee and other standing committees when requested by the Board of Directors or such committee to do so. He shall have the principal responsibility to give, or cause to be given, notice of all meetings of the shareholders, and of the Board of Directors, but this shall not lessen the authority of others to give such notice as is authorized elsewhere in these Bylaws. He shall have charge of the stock books, keep or supervise the keeping of a record of the issuance and transfer of stock, have custody of the seal of the Corporation and affix the same when duly authorized to do so, and when so affixed, he shall attest the same by his signature. He shall perform such other duties and have such other authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors or the President, under whose direct supervision he shall be. He shall have the general duties, powers and responsibilities of a Secretary of the Corporation.

Any Assistant Secretary, in the absence, disability, refusal or inability to act of the Secretary, may perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the Board of Directors may from time to time prescribe.

5.10. <u>Treasurer and Assistant Treasurer</u> The Treasurer shall have responsibility for the safekeeping of the funds and securities of the Corporation, and shall keep or cause to be kept full and accurate accounts or receipts and disbursements in books belonging to the Corporation. He shall keep or cause to be kept all other books of account and accounting records of the Corporation, and shall deposit or cause to be deposited all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. He shall disburse, or permit to be disbursed, the funds of the Corporation and shall furnish the directors, whenever they may require it, an account of all his transactions as Treasurer and of those under his jurisdiction, and of the financial condition of the Corporation. The Treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in these Bylaws or from time to time by the Board of Directors. He shall have general duties, powers and responsibility of a Treasurer of a Corporation, and shall be the chief financial and accounting officer of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in a sum and with one or more sureties satisfactory to the Board of Directors, for the faithful performance of the duties of his office, and for the restoration to the Corporation, in the case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control which belong to the Corporation. Any Assistant Treasurer, in the absence, disability, refusal or inability to act of the Treasurer, may perform the duties and exercise the powers of the Treasurer, and shall perform such other duties as the Board of Directors shall from time to time prescribe.

5.11. Duties of Officers May Be Delegated. If any officer of the Corporation be absent or unable to act, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate for the time being some or all of the functions, duties, powers and responsibilities of any officer to any other officer, or to any other agent or employee of the Corporation or other responsible person.

ARTICLE VI

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

6.1. Generally. The Corporation shall indemnify any person who has or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

6.2. Derivative Suits. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of he Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

6.3. Expenses. To the extent that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.1 or 6.2, above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit or proceeding.

6.4. Conditions. Any indemnification under Sections 6.1 or 6.2 above, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in this Article VI. The determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, or if such a quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

6.5. Advance of Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of the action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article VI.

6.6. Rights Not Exclusive. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.7. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

6.8. Entities Covered. References to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions hereof with respect to the resulting or surviving corporation in the same capacity.

ARTICLE VII

SHARES OF STOCK

7.1. Certificates for Shares of Stock. The certificates for shares of stock of the Corporation shall be numbered, shall be in such form as may be prescribed by the Board of Directors in conformity with law, and shall be entered in the stockbooks of the Corporation as they are issued, and such entries shall show the name and address of the person, firm, partnership, corporation or association to whom each certificate is issued. Each certificate shall have printed, typed or written thereon the name of the person, firm, partnership, corporation or association to whom it is issued and number of shares represented thereby and shall be signed by the President or a Vice President, and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Corporation, and sealed with the seal of the Corporation, which seal may be facsimile, engraved or printed. If the Corporation has a registrar or a transfer agent who is not the Corporation or any employee of the Corporation and who countersigned such certificates, the signatures of any of the other officers above mentioned may be facsimile, engraved or printed In case any such officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were an officer, transfer agent or registrar at the date of its issue.

7.2. Transfers of Shares; Transfer Agent; Registrar. Transfer of shares of stock shall be made on the stock record or transfer books of the Corporation only by the person named in the stock certificate, or by his attorney lawfully constituted in writing, and upon surrender of the certificate therefor. The stock record book and other transfer records shall be in the possession of the Secretary or of a transfer agent or clerk for the Corporation. The Corporation by resolution of the Board of Directors, may from time to time appoint one or more transfer agents and, if desired, one or more registrars, under such arrangements and upon such terms and conditions as the Board of Directors deems advisable, but until and unless the Board of Directors appoints some other person, firm or Corporation as its transfer agent (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the Secretary of the Corporation shall be the transfer agent or clerk of the Corporation without the necessity of any formal action of the Board of Directors, and the Secretary shall perform all of the duties thereof.

7.3. Closing of Transfer Books; Record Date. The Board of Directors shall have power to close the stock transfer books of the Corporation for a period not exceeding fifty (50) days preceding the date of any meeting of the shareholders, or the date for payment of any dividends, or the date for the allotment of rights, or the date when any payment of any dividends, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares shall go into effect; provided, however, that in lieu of closing the stock transfer books as aforesaid, the Board of Directors may fix in advance a date not exceeding fifty (50) days preceding the date of any meeting of shareholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change, conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of, and to vote at, any such meeting or any dividend, or to any such allotment of rights or to exercise the rights in respect of any such change, conversion or exchange of shares; and in such case such shareholders and only such shareholders as shall be shareholders of record on the date of closing of the transfer books or on the record date so fixed shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after such date of closing of the transfer books, or such record date fixed as aforesaid. If the Board of Directors does not close the transfer books or set a record date for determination of the shareholders entitled to notice of, and to vote at, a meeting of shareholders, only the shareholders who are shareholders of record at the close of business on the twentieth (20th) day preceding the date of the meeting shall be entitled to notice of, and to vote at, the meeting, and any adjournment of the meeting; except that, if prior to the meeting written waivers of notice of the meeting are signed and delivered to the Corporation by all of the shareholders of record at the time the meeting is convened, only the shareholders who are shareholders of record at the time the meeting is convened shall be entitled to vote at the meeting, and any adjournment of the meeting.

7.4. <u>Lost, Mutilated or Destroyed Certificates.</u> In case of the loss, mutilation or destruction of any certificate for shares of stock of the Corporation upon due proof of the registered owner thereof or his representatives, by affidavit of such loss or otherwise, the President and Secretary may issue a duplicate certificate (plainly marked "duplicate") in its place, upon the Corporation being fully indemnified therefor.

7.5. <u>Power of Board.</u> The Board of Directors shall have the power and authority to make all such rules and regulations it may deem expedient concerning the issue, transfers, conversion and registration of certificates for shares of stock of the Corporation not inconsistent with any loan, the Articles of Incorporation, or these Bylaws.

ARTICLE VIII

GENERAL

8.1. <u>Fixing of Capital; Transfers of Surplus.</u> Except as may be specifically otherwise provided in the Articles of Incorporation, the Board of Directors is expressly empowered to exercise all authority conferred upon the Corporation by law with respect to:

(a) The determination that part of the consideration received for shares of the Corporation shall be stated capital;

(b) The increase of stated capital;

(c) The transfer of surplus to stated capital;

(d) The consideration to be received by the Corporation for its shares; and

(e) All similar or related matters; provided that any concurrent action required by law to be taken by the shareholders is duly taken.

8.2. <u>Dividends.</u> Dividends upon the shares of the Corporation subject to the provisions of the Articles of Incorporation and of any applicable law or statue, may be declared by the Board of Directors at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the Corporation's stock. Liquidation dividends or dividends representing a distribution of paid-in surplus or a return of capital shall be made only when and in the manner permitted by laws.

8.3. <u>Creation of Reserves.</u> Before the payment of any dividend there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time deems proper as a reserve fund or funds, to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any other purpose deemed by the Board of Directors to be in the best interests of the Corporation, and the Board of Directors may abolish any such reserve in the manner in which it was created.

8.4. <u>Articles of Incorporation</u> Any reference herein made to the Corporation's Articles will be deemed to refer to its Articles of Incorporation and all amendments thereto as at any given time are on file with Secretary of State of THE STATE, pursuant to applicable law. The Articles of Incorporation will in all respects be considered senior and superior to these Bylaws, with any inconsistency to be resolved in favor of the Articles of Incorporation, and with these Bylaws to be deemed automatically amended from time to time to eliminate any such inconsistency which may then exist.

8.5. <u>Fiscal Year.</u> The fiscal year of the Corporation shall begin on the first day of October and end on the last day of September of each year.

8.6. <u>Amendments.</u> The Bylaws of this Corporation may from time to time be repealed, amended or altered, or new Bylaws may be adopted, in either of the following ways:

(a) By the affirmative vote of the holders of a majority of the outstanding shares of stock of the Corporation entitled to vote, at any annual or special meeting thereof; or

(b) If permitted by the Articles of Incorporation of the Corporation by resolution adopted by a majority of the members of the Board of Directors then in office, provided, however, that (i) the power of the directors to suspend, repeal, amend or otherwise alter the Bylaws or any portion thereof may be denied as to any Bylaw or portion thereof enacted by the shareholders if at the time of such enactment the shareholders shall so expressly provide, and (ii) the power to designate the number of directors of the Corporation as provided for in Section 4.1 of these Bylaws shall be vested exclusively in the shareholders of the Corporation.

ARTICLE IX

CONTRACTS, LOANS, CHECKS AND DEPOSITS

9.1. <u>Contracts.</u> The Board of Directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

9.2. <u>Loans.</u> No loans shall be obtained on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

9.3. <u>Checks, Drafts, etc.</u> All checks, drafts or other order for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

9.4. <u>Deposits.</u> All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

CERTIFICATION

I, Barbara J. Dickens, hereby certify that I am the Secretary of Pioneer Financial Services, Inc., a Missouri Corporation, and the keeper of its corporate records; that the foregoing Bylaws were duly adopted by the Board of Directors and shareholders of the Corporation as and for the Bylaws of said Corporation, effective as of the 17th day of December, 1990; that the foregoing constitute the Bylaws of said Corporation; and that such Bylaws are now in full force and effect.

Dated: 12/17/90

Barbara J. Dickens
Secretary

EXHIBIT 3.2

Form of debenture issued prior to November 1, 2002

Incorporated under the laws of the State of Missouri

PIONEER FINANCIAL SERVICES

Inc.

Junior Subordinated Debenture

Amount $________ NO. ______

For value received the Pioneer Financial Services, Inc. (hereinafter called Company) promises to pay at its Home Office in Kansas City, Missouri to the order of: ____

____

____

on the maturity date, together with the interest at the rate and when due, all as follows:

Issue Date	Amount	Term	Maturity Date	Interest Rate	Interest Due	Interest Payment

This Debenture is one of an authorized issue of Junior Subordinated Debentures to be issued by the Company. The name of the person to whom this Debenture shall be originally issued and the name of each transferee hereof shall be registered on the Books of the Company. No transfer hereof shall be valid unless made on the Company books as directed by the registered holder in person or by his duly authorized attorney. The registered holder hereof shall be deemed and treated as the owner hereof for all intents and purposes and the Company shall not, in any way, be affected by any notice to the contrary. The Company shall have the privilege of prepaying this instrument, without penalty or premium, upon 30 days prior written notice mailed or delivered to the registered holder hereof according to the records of the Company at holder's address on said records and no interest shall accrue after the prepayment date. If less than all of the outstanding Debentures are to be redeemed, the Debentures to be redeemed shall be determined by the Board of Directors of the Company.

This Debenture is issued subject to the following subordination provisions, and each person holding this Debenture whether upon original issue or transfer or renewal or assignment thereof, accepts and agrees to be bound by said provisions as follows, to wit:

The indebtedness evidenced by this Debenture, and any renewals or extensions thereof, shall be subordinate and junior in right of payment, in all respects, to all Superior Indebtedness (which shall mean all indebtedness of the Company for money borrowed which is not expressed to be subordinate or junior to any other indebtedness of the Company) and Subordinated Indebtedness (which shall mean all indebtedness of the Company for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness of the Company but not to any other indebtedness of the Company) or Series A Subordinated Indebtedness (which shall mean all indebtedness of the Company for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness and Subordinated Indebtedness of the Company but not to any other indebtedness of the Company) of the Company, whether outstanding at the date hereof or hereafter incurred. Without limiting the effect of the foregoing, "subordinate" and "junior" as used herein shall include within their meanings the following: (i) that in the event of any insolvency or bankruptcy proceedings, and in any receivership, liquidation, reorganization or other similar proceedings in connection therewith relative to the Company or its creditors or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy proceedings, than all principal and interest on all Superior Indebtedness and Subordinated Indebtedness and Series A Subordinated Indebtedness (hereinafter called Prior Debt) shall first be paid in full, or such payment be provided for, before any payment on account of principal or interest is made upon the indebtedness evidenced by this Debenture, and in any such proceedings any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in respect of this Debenture shall be paid or delivered directly to the holders of such Prior Debt for application in payment thereof, unless and until such Prior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for; provided, however, the foregoing provisions are subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred herein upon the Prior Debt and the holders thereof with respect to the junior subordinated indebtedness represented by this Debenture and the holders thereof by a lawful plan of reorganization under the applicable bankruptcy law; and (ii) in the event that this Debenture is for any reason declared due and payable by any holder or holders prior to its expressed maturity date (under circumstances when the provisions of the foregoing clause (i) shall not be applicable) and the holder of this Debenture shall be entitled to payment only after there shall first have been paid in full the Prior Debt outstanding at the time this Debenture so becomes due and payable because of such event of default, or such payment shall have been provided for. No present or future holder of Prior Debt shall be prejudiced in his right to enforce subordination of this Debenture by an act or failure to act on the part of the Company. The provisions of this section are solely for the purpose of defining the relative rights of the holders of Prior Debt on the one hand, and the holder of this Debenture on the other hand and nothing herein shall impair, as between the Company and the holder of any Debenture, the obligation of this Company which is unconditional and absolute, to pay to the holder thereof the principal and interest thereon in accordance with its terms, nor shall anything herein prevent the holder of this Debenture from exercising all remedies otherwise permitted by applicable law or hereunder upon default hereunder, subject to the rights, if any, under this section of holders of Prior Debt to receive cash, property or securities otherwise payable or deliverable to the holder of this Debenture.

Any one of the following shall constitute an event of default as to this Debenture: If the Company ceases doing business; if any installment of principal or interest on this Debenture is not paid within ten (10) days after written notice from the registered holder of such non-payment; or bankruptcy, reorganization or insolvency proceedings. If an event of default as herein defined occurs, the Company agrees to give the registered holder of this Debenture, upon request, the names and addresses of all registered Debenture holders.

This Debenture will automatically renew for additional terms ("Extension Term") each equal in length to the original term, unless and until the registered holder has requested payment in writing on or prior to a maturity date. Interest for each Extension Term shall accrue at the rate being offered by the Company on newly issued Debentures of like denomination and maturity at the time of commencement of such Extension Term. The Company reserves the right to issue and sell other Debentures having equal rank and priority with this Debenture.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed in its corporate name by its President or one of its Vice Presidents, and its corporate seal to be hereto affixed and attested by its Secretary or one of its Assistant Secretaries, this______th day of __________, 19____.

PIONEER FINANCIAL SERVICES

Attest______________________________ By:______________________________

President

(Seal)

This certificate is transferable only on the books ~~of and by any~~ joint tenant presenting the original Debenture at the Office of
Pioneer Financial Services, Inc.
4700 Belleview, Suite 300
Kansas City, Missouri 64112-1359

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ____________ Custodian ____________
(Cust) (Minor)
under Uniform Gifts to Minors Act of ____________
(State)

Additional abbreviations may also be used though not in the above list.

CERTIFICATE TRANSFERS AND REDEMPTIONS

FOR VALUE RECEIVED the undersigned hereby:

☐ Sells, assigns and transfers unto ________________________________
(Name and Address of Assignee, Including Zip Code, Must Be Printed or Typewritten)

____

the within Certificate, and all rights thereunder, hereby irrevocably constituting and appointing William D. Sullivan or Donald D. Herlford Attorney to transfer said Certificate on the books of the Custodian, with full power of substitution in the premises.

[ ] Please Insert Social Security or Other Identifying Number of New Owner

☐ Permanently Changes the Name(s) or Registration

OLD NAME (Registration): ________________________________

NEW NAME (Registration): ________________________________

☐ Redeems the within Certificate At Maturity Value

Please Send Check to: ________________________________

____

☐ Reinvests the maturity value of the within Certificate (Please complete and include an Offer to Purchase and Receipt Form for your new certificate.)

DATED: ____________

X ________________________
Registered Owner

X ________________________
Registered Owner

X ________________________
Registered Owner

Subscribed and sworn to before me
this ____ day of ____________ 19 ___.

________________________________ (SEAL)
Notary Public My Commission Expires ____________

NOTICE: The signature must correspond with the name as it appears upon the face of the within Certificate in every particular, without alteration or enlargement or any change whatever.

ASSIGNMENT FOR LOAN

FOR VALUE RECEIVED the undersigned hereby certifies that this debenture has been assigned to:

____
(Name and Address of Assignee, Including Zip Code, Must Be Printed or Typewritten)

____

X ________________________
Registered Owner

X ________________________
Registered Owner

Subscribed and sworn to before me
this ____ day of ____________ 19 ___.

________________________________ (SEAL)
Notary Public My Commission Expires ____________

RELEASE OF ASSIGNMENT: The undersigned hereby releases the above described assignment and reassigns this debenture to the original named owner (s).

X ________________________
Lending Institution

X ________________________
Lending Institution

Subscribed and sworn to before me
this ____ day of ____________ 19 ___.

________________________________ (SEAL)

Notary Public My Commission Expires

Pioneer Financial Services, Inc.

By:
President [signature]

By:
Secretary [signature]

State of Missouri)
)ss.
County of Jackson)

Subscribed and sworn to before me this 18th day of December, 2001.

[signature]
Notary Public

My Commission Expires: 8-1-05

John T. Alfano
Notary Public - Notary Seal
State of Missouri
Jackson County
My Commission Expires August 1, 2005

EXHIBIT 3.3

Amended and Restated Senior Lending Agreement dated March 1, 1996, between the Company and various banks named therein

AMENDED AND RESTATED SENIOR LENDING AGREEMENT

This Amended and Restated Senior Lending Agreement ("Agreement") is made as of this 1st day of March, 1996 by and between Pioneer Financial Services, Inc., a Missouri corporation (hereinafter referred to as "Pioneer"), UMB Bank, N.A., a national banking association (hereinafter referred to as "UMB"), Mercantile Bank of Kansas City, a Missouri state banking association (hereinafter referred to as "Mercantile"), Bank of Boston, a Massachusetts banking corporation (hereinafter referred to as "Boston"), Boatmen's First National Bank of Kansas City, a national banking association (hereinafter referred to as "Boatmen's"), First National Bank of Kansas, a national banking association (hereinafter referred to as "Kansas"), LaSalle National Bank, a national banking association (hereinafter referred to as "LaSalle"), Liberty Bank and Trust Company of Oklahoma City, N.A., a national banking association (hereinafter referred to as "Liberty"), NBD Bank, a Michigan banking corporation (hereinafter referred to as "NBD") and Southwest Bank of St. Louis, a Missouri banking association (hereinafter referred to as "Southwest"), all of UMB, Mercantile, Boston, Boatmen's, Kansas, LaSalle, Liberty, NBD and Southwest being hereinafter referred to collectively as "Banks".

WHEREAS, Pioneer and the Banks entered into a Senior Lending Agreement dated as of June 9, 1993; and

WHEREAS, Pioneer and each of the Banks desire to amend such Senior Lending Agreement by the execution and delivery of this Agreement; and

WHEREAS, Pioneer is willing to confirm that all provisions of such Senior Lending Agreement and of all notes, documents evidencing or confirming the grant of liens and security interests and all other related documents, except as otherwise expressly amended by this Agreement, shall remain in full force and effect; and

WHEREAS, Pioneer and the Banks desire that all existing and future extensions of credit by any of the Banks to Pioneer be subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

I. DEFINITIONS

When used in this Agreement, the following words, terms or names shall have the meanings set forth in this section:

1. "Adjusted Capital" shall mean Total Required Capital plus loan loss and dealer reserves minus all delinquent accounts by recency of payment of 90 days or more.

2. "Agent Bank" shall mean UMB Bank, N.A., Kansas City, Missouri, unless changed pursuant to the terms hereof.

3. "Amortizing Note" shall mean any note in the form of Exhibit B attached hereto.

4. "Assignment of Note Payments" shall be the document in the form attached hereto as Exhibit J.

5. "Banks" shall mean UMB, Mercantile, Boston, Boatmen's, Kansas, LaSalle, Liberty, NBD and Southwest, and "Bank" may refer to any of the foregoing.

6. "Boatmen's shall mean Boatmen's First National Bank of Kansas City, Kansas City, Missouri.

7. "Boston" shall mean the Bank of Boston, Boston, Massachusetts.

8. "Business Day" means any day on which the Agent Bank is open for business.

9. "Compliance Certificate" shall mean each certificate executed by Pioneer in the form of Exhibit G attached hereto.

10. "Consolidated" shall, with respect to financial terms and financial statements, have the meaning as used in generally accepted accounting principles in the United States of America in effect from time to time, consistently applied.

11. "Credit Facility Letter" shall mean each letter submitted to Pioneer by any of the Banks in the form of Exhibit F attached hereto.

12. "Event of Default" shall mean any of the following:

(a) Pioneer fails to make any payment of Senior Debt when due after written demand therefor following the expiration of the notification period set forth in Section X 2(a).

(b) Pioneer fails or refuses, in the event of the declaration by any Bank of nonperformance of Pioneer due to the occurrence of a Performance Event, to deliver to the Agent Bank as required by the terms of Section V (3) hereof within three (3) Business Days of receipt of a notice declaring nonperformance, all stock certificates evidencing all shares of the issued and outstanding capital stock of each of its Subsidiaries listed on Exhibit D attached hereto with stock powers attached thereto endorsed in blank;

(c) Any material representation or warranty made by Pioneer in Section II of this Agreement being untrue in any material respect now or at any time hereafter; or any material schedule, statement, report, notice, information or writing furnished by Pioneer to the Banks being untrue or misleading in any material respect as of the date the facts set forth therein are stated or certified;

(d) A material breach by Pioneer of any covenant, obligation or requirement contained in Section VIII of this Agreement, except Paragraphs 4, 5, 6, 7, 8 and 9 of Section VIII, and failure of Pioneer after receipt from the Banks of written notice pursuant to Section X 2(a) hereof specifying the same, to perform any such covenant, obligation or requirement;

(e) Any failure to make payment when due, or other default or justifiable demand by a creditor other than any of the Banks for accelerated payment by Pioneer under the terms of any contract or agreement for borrowed money in any amount greater than One Million Dollars ($1,000,000) in the aggregate, if such payment is not made, such default is not cured or such demand is not rescinded within ten (10) Business Days of receipt of notice thereof by Pioneer;

(f) Pioneer shall admit in writing its inability to pay its debts as they mature; or Pioneer shall make a general assignment for the benefit of it creditors, or Pioneer consents to, applies for or acquiescences in the appointment of a trustee or receiver for it or for substantially all of its property; or Pioneer shall suffer proceedings under any law relating to bankruptcy, insolvency or reorganization or the release of debtors to be instituted by or against it, and if contested, not dismissed or stayed within ninety (90) calendar days; or Pioneer shall suffer any writ of attachment or execution or any similar process to be issued or levied against any material portion of its property which is not released, stayed, bonded or vacated within thirty (30) calendar days after its issue or levy;

(g) One or more final judgments or judicial orders for the payment of money in excess of an aggregate of Five Hundred Thousand Dollars ($500,000) shall be rendered against Pioneer and said judgments or orders shall continue unsatisfied and be in effect for a period of thirty (30) consecutive calendar days unless adequate insurance coverage exists for any such judgments or orders, an appeal bond in the amount of any such judgments or orders has been issued or Pioneer has adequately reserved cash or other liquid assets for the payment of any such judgments and orders; and

(h) the occurrence of any change of control of Pioneer subsequent to the execution of this Agreement. For purposes hereof, a change of control of Pioneer shall have occurred, only if as the result of any event except death or disability, William D. Sullivan ceases to be the Chief Executive Officer of Pioneer or of the surviving corporation in the event of a merger.

13. "LaSalle" shall mean the LaSalle National Bank, Chicago, Illinois.

14. "Liberty" shall mean Liberty Bank and Trust Company of Oklahoma City, National Association, Oklahoma City, Oklahoma.

15. "Mercantile" shall mean Mercantile Bank of Kansas City, Kansas City, Missouri.

16. "NBD" shall mean NBD Bank, Detroit, Michigan.

17. "Net Receivables" shall mean (i) all receivables due from customers of all Subsidiaries of Pioneer except Pioneer Military Insurance as a result of direct cash loans,

purchased retail notes and real estate and home improvement loans less (ii) all deferred income and reserves for loan losses.

18. "Kansas" shall mean the First National Bank of Kansas, Overland Park, Kansas.

19. "Performance Event" shall mean the failure of Pioneer to be in compliance with any of the covenants set forth in Paragraphs 4, 5, 6, 7, 8 and 9 of Section VIII hereof, such compliance to be determined by the Banks as of the last Business Day of each March, June, September and December by reference to Compliance Certificates delivered to the Banks by Pioneer pursuant to Section VIII (10) hereof.

20. "Pioneer" shall mean Pioneer Financial Services, Inc., a Missouri corporation.

21. "Quarterly Certificate" shall mean the certificate in the form attached hereto as Exhibit H.

22. "Revolving Grid Note" shall mean any note in the form of Exhibit A attached hereto.

23. "Senior Debt" means any debt of Pioneer which is not Subordinated Debt and is owed to any Bank or other lender which is a party hereto at the time such debt is incurred and is evidenced by an Amortizing Note, a Revolving Grid Note, a Single Pay Term Note, or which is listed on Exhibit K attached hereto. Senior Debt shall also include unsecured indebtedness payable to Pioneer Financial Industries, Inc. in an aggregate outstanding principal amount not to exceed $500,000 at any time.

24. "Single Pay Term Note" shall mean any note in the form of Exhibit C attached hereto.

25. "Southwest" shall mean Southwest Bank of St. Louis, St. Louis, Missouri.

26. "Subordinated Debt" shall mean any unsecured debt of Pioneer, payment of which is subordinated to payment of all Senior Debt and which is evidenced by a note generally in the form of Exhibit M attached hereto or other form approved by the Banks.

27. "Subsidiary" shall mean each of the operating companies which are owned by Pioneer and which are listed on Exhibit D attached hereto and each operating company which Pioneer owns at any time hereafter except Pioneer Military Insurance Company.

28. "Subsidiary Revolving Grid Note" shall mean all notes in the form of Exhibit E attached hereto.

29. "Tangible Net Worth" shall mean (i) the sum of the book value of all common stock, the liquidation value of all preferred stock, the principal amount of all Subordinated Debt of every class, and the amount of all loan loss reserves and all dealer loss reserves, less (ii) the aggregate amount of all notes payable to Subsidiaries of Pioneer except Pioneer Military Insurance which are delinquent by recency of payment by 90 calendar days or more. For purposes of this Agreement, a payment on a note payable to a Subsidiary of Pioneer in an amount equal to at least 95% of the amount of the payment being made shall constitute full payment of such payment.

30. "Total Indebtedness" shall mean the sum of (i) all Senior Debt and (ii) all Subordinated Debt of every class.

31. "Total Required Capital" shall mean the sum of (i) the book value of all common stock and (ii) the liquidation value of all preferred stock, less (iii) the book value of all treasury stock and the outstanding principal amount of all notes payable to any Subsidiary

of Pioneer except Pioneer Military Insurance which are delinquent by recency of payment by 270 calendar days or more.

32. "UMB" shall mean UMB Bank, N.A., Kansas City, Missouri.

II. REPRESENTATIONS AND WARRANTIES

In order to induce the Banks to enter into this Agreement and receive requests for extensions of credit subject to this Agreement, Pioneer hereby represents and warrants to the Banks as follows:

1. Corporate Existence and Authority. Pioneer and each of its Subsidiaries are duly incorporated and are in good standing under the laws of their respective states of incorporation; have all necessary permits, licenses and franchises to enable each of them to conduct their respective business; and are qualified to do business as a foreign corporation in every jurisdiction where the ownership of their respective property or the nature of their respective business requires qualification except where there would be no material adverse effect if Pioneer or any of its Subsidiaries were not so qualified. Pioneer is duly authorized by all required corporate action to execute and deliver this Agreement, to borrow monies from the Banks and to execute and deliver notes evidencing such borrowings in the form of Exhibits A, B and C hereto. The execution, delivery and performance of this Agreement and of any notes evidencing any borrowings from the Banks do not and will not conflict with (i) any provision of law or any order of any court or government agency applicable to Pioneer, (ii) the charter or bylaws of Pioneer or (iii) any material agreement binding upon it or upon its properties and do not or will not result in or require the creation of any lien, security interest

or other charge or encumbrance upon or with respect to its properties, except as contemplated by this Agreement.

2. Performance of Other Agreements. Pioneer is not a party to any indenture, agreement, lease or other instrument, nor is it subject to any charter or other corporate restriction which materially affects the operation of its business in any adverse manner, and to its knowledge it is not in default in the performance, observance or fulfillment of any material covenant or obligation contained in any indenture, agreement, lease or other instrument to which it is a party.

3. Tax Liabilities. Other than tax liabilities, regardless of whether disputed, which have been adequately reserved for by Pioneer, no tax liabilities have been asserted against Pioneer by the Internal Revenue Service or any other governmental body, nor does Pioneer believe that any tax liabilities will be asserted against it by the Internal Revenue Service or any other governmental body which, if adversely determined, would have a materially adverse effect on the condition of it, financial or otherwise.

4. Litigation. Pioneer has no knowledge of any action, suit or proceeding (i) in any tribunal, whether at law or in equity, or (ii) by or before any governmental instrumentality or other agency, whether such action, suit or proceeding be pending or threatened against Pioneer or any of its Subsidiaries or affecting it or any of its Subsidiaries, or any of its assets or property which, if adversely determined, would have a materially adverse effect on its financial condition or would otherwise adversely affect its ability to perform its obligations under this Agreement.

5. Liens and Encumbrances. None of the property of Pioneer or of any of its Subsidiaries is subject to any lien or encumbrance except in favor of the Banks or, in the case of its Subsidiaries, in favor of Pioneer, and except for current taxes not delinquent and involuntary liens, if any, on tangible personal property which have been adequately reserved for by Pioneer.

6. Records. The books and records of Pioneer are located at its business offices, the current address of which is 4233 Roanoke Road, Kansas City, Missouri 64111.

7. Enforceable Agreement. This Agreement and all notes and other documents referred to herein, when executed and delivered to the Banks, will constitute the valid and legally binding obligations of Pioneer, enforceable against Pioneer in accordance with the respective terms thereof, subject, however, to the provisions of all laws governing bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally or by the unavailability of specific performance or other equitable remedies.

8. Debt Ranking. Pioneer's obligations under this Agreement and under all notes executed by Pioneer in favor of the Banks, whether now or hereafter existing, are superior in rank to all other indebtedness of Pioneer and to the rights of all common and preferred shareholders.

9. Regulation U. The execution and delivery of this Agreement and all borrowings which may occur in connection herewith will not create a violation of Regulation U of the Board of Governors of the Federal Reserve System.

10. ERISA. To the best knowledge of Pioneer, no prohibited transaction, accumulated funding deficiency or reportable event has occurred with respect to any plan to

which it is a party and which is covered by Title IV of ERISA (the Employee Retirement Income Security Act of 1974, as amended). The present value of all benefits vested under all such plans maintained by Pioneer did not, as of the last annual valuation date exceed the value of the assets of all such plans allocable to such vested benefits. Neither Pioneer nor any of its Subsidiaries participate in any multiemployer plans or, to the best knowledge of Pioneer, are subject to any delinquent liability under ERISA in respect to any multiemployer plan or any other plan.

III. EXTENSIONS OF CREDIT

1. Term. The term of the Senior Lending Agreement between Pioneer and the Banks dated as of June 9, 1993 shall terminate on March 1, 1996 and the term of this Agreement shall commence on March 1, 1996 and shall terminate on March 1, 1998, unless otherwise extended as provided herein. Unless any of the Banks gives written notice of their objection to the other Banks and to Pioneer not less than ninety (90) days prior to the date which is one (1) year prior to the expiration of any existing term hereof, such existing term shall be automatically extended for one (1) additional year. In the event of any such objection, the existing term of this Agreement shall terminate on the last day thereof, but all Senior Debt shall be payable by Pioneer in accordance with the maturity stated in the note or notes evidencing such Senior Debt. In the event all Senior Debt has not been paid in full prior to the termination of this Agreement, all terms and conditions hereof except Sections III and IV hereof shall remain in full force and effect until all Senior Debt is paid in full; provided, however, that after the termination date and through the date all Senior Debt is paid in full, any of the Banks may, in their sole discretion, extend unsecured Subordinated Debt and only

unsecured Subordinated Debt to Pioneer on such terms as any of the Banks may determine and, provided, further, that this sentence of this Section III shall also remain in full force and effect.

Pioneer shall have the right to terminate this Agreement at any time upon thirty (30) days prior written notice to all of the Banks if all Senior Debt other than that payable to Pioneer Financial Industries, Inc. is paid in full at the same time on or within ten (10) days following the last day of such thirty (30) day notice period.

2. Credit Facilities. From time to time during the term hereof Pioneer may submit to any of the Banks a request for extensions of credit to be evidenced by a Revolving Grid Note, an Amortizing Note, or a Single Pay Term Note. Such requests for credit may be made verbally or in writing. Upon receipt of any such request by any of the Banks, the Bank receiving such request shall, if it desires to extend credit to Pioneer at that time, submit, verbally or in writing, an offer to extend credit to Pioneer. None of the Banks have any commitment to extend any credit requested by Pioneer and any offer by any of the Banks to extend credit to Pioneer pursuant to a request shall be in the sole discretion of the Banks. In the event any Bank to which a request for credit is made by Pioneer fails to submit an offer to extend credit within five (5) Business Days following the request, the request shall be deemed to be denied. Upon acceptance by Pioneer of any offer of an extension of credit the extension of any such credit, and all terms thereof, shall become a part of and be subject in all respects to all terms and conditions of this Agreement. If requested by Pioneer, the Banks agree to confirm in writing as of the date of each Quarterly Certificate, the amount and terms

of all credit which is available to Pioneer, subject to the absolute discretion of the Banks, pursuant to Credit Facility Letters which have been delivered to Pioneer by the Banks.

The terms of this paragraph 2 of Section III of this Agreement shall not in any way limit the obligation of the Banks pursuant to paragraph 4 of Section X hereof to renew certain existing indebtedness of Pioneer to the Banks in the event of failure to give the notice required by paragraph 1 of Section X hereof.

3. Note Pricing. All Revolving Grid Notes shall bear interest per annum at the prime rate of interest as reported from time to time under Money Rates in the Wall Street Journal, adjusted daily; provided, however, Pioneer shall have the right from time to time to increase such rate of interest in response to changing market conditions so long as the rate of interest on all existing Senior Debt which is payable to any Bank and which is evidenced by a Revolving Grid Note also is increased to this new rate.

All Amortizing Notes shall bear interest per annum at a rate, calculated by reference to data obtained from Bloomberg, equal to the ninety (90) day moving average rate of Treasury Notes with maturities specified at the time of the extension of credit plus 270 basis points; provided, however, Pioneer shall have the right from time to time to increase the number of basis points in response to changing market conditions so long as no increase in the number of basis points is agreed upon within thirty (30) days following an extension of credit pursuant hereto by any Bank which is evidenced by an Amortizing Note bearing an interest rate calculated using a lower number of basis points.

All Single Pay Term Notes shall bear interest per annum at such rate as may be agreed upon between Pioneer and the Bank extending credit to be evidenced by a Single Pay Term Note.

Notwithstanding anything stated in this paragraph 3 of Section III to the contrary, in the event of the increase in the ratio referred to in paragraph 6 of Section VIII the interest rate payable on all indebtedness evidenced by Revolving Grid Notes then outstanding hereunder and on all indebtedness incurred thereafter which is evidenced by Revolving Grid Notes, Amortizing Notes and Single Pay Term Notes shall automatically be increased by 25 basis points at all times such ratio is at least 6.5 to 1 but less than 7.5 to 1 and shall be increased by an additional 25 basis points at all times such ratio equals or exceeds 7.5 to 1.

4. Credit Facility Letters. As of March 31 of each calendar year commencing on March 31, 1996, each Bank which is a party hereto shall, at the request of Pioneer, deliver to Pioneer a Credit Facility Letter therein indicating the maximum amount of each type of credit referred to therein which each Bank may be willing to extend to Pioneer during the next twelve (12) calendar months. Delivery of a Credit Facility Letter to Pioneer by any Bank shall not obligate or commit such Bank in any way to extend any credit referred to therein to Pioneer.

5. Notes and Other Documents to Continue. Notwithstanding the execution hereof and the termination on March 1, 1996 of the Senior Lending Agreement dated as of June 9, 1993, all notes and other documents executed pursuant to such June 9, 1993 Senior Lending Agreement and not maturing or terminating according to their respective terms on or prior to March 1, 1996 shall continue in full force and effect, except to the extent amended

by this Agreement, beyond March 1, 1996 and any extensions of the term hereof, if any, until their respective stated maturities.

IV. CONDITIONS TO EXTENSIONS OF CREDIT

No discretionary extension of credit to Pioneer pursuant to any Credit Facility Letter which has been accepted by Pioneer shall be made by any Bank on or after March 1, 1996 until all of the Banks have received, in the form hereof or attached hereto, all of the following except as otherwise provided:

(a) An originally executed copy of this Agreement duly signed by authorized officers of Pioneer and authorized officers of the Banks, or a photocopy thereof certified by the Agent Bank to be a true and correct copy thereof. Pioneer shall be required to deliver the documents described in this subparagraph (a) only once to each Bank;

(b) A promissory note for each extension of credit in the form of Exhibit A, B or C attached hereto duly executed by an authorized officer of Pioneer, each such note to be delivered only to the Bank extending Senior Debt to be evidenced thereby;

(c) A duly certified resolution of the board of directors of Pioneer (which may be relied upon until delivery to all of the Banks of a subsequent resolution prospectively revoking the authority set forth in such earlier resolution, if any), authorizing the execution and delivery of this Agreement and all notes and other documents to be executed pursuant hereto or in connection herewith, such resolution designating the officers or employees of Pioneer authorized to execute the same. Pioneer shall be required to deliver the documents described in this subparagraph (c) only once to each Bank; and

(d) A copy of the articles of incorporation and bylaws of Pioneer certified by the secretary of Pioneer and a Certificate of Good Standing for Pioneer and each of its Subsidiaries issued not more than thirty (30) days prior to the date of this Agreement by the Secretary of State of the state of incorporation of each thereof. Pioneer shall be required to deliver the documents described in this subparagraph (d) only once to each Bank.

V. NEGATIVE PLEDGE AND CONDITIONAL COLLATERAL

1. Negative Pledge. Pioneer agrees that, at all times while there is any Senior Debt payable to any of the Banks by Pioneer, it will not pledge any of its assets to any person or entity other than the Banks nor will it allow any of its Subsidiaries to pledge any of their assets to any person or entity other than Pioneer.

2. Collateral: Notes. Pioneer hereby grants to all of the Banks a security interest in all notes payable to Pioneer by any and all of its Subsidiaries now or at any time hereafter in the form of the Subsidiary Revolving Grid Note or otherwise.

Upon execution hereof, Pioneer will deliver to the Agent Bank possession of all existing notes payable by any and all of its Subsidiaries to it and within three (3) days after the future execution of any note payable by any Subsidiary to Pioneer it will deliver possession of the same to the Agent Bank. All notes payable to Pioneer by its Subsidiaries shall be endorsed in blank when delivered to the Agent Bank by Pioneer. The Banks agree that they will not, prior to the declaration of a default hereunder, demand payment, except as otherwise expressly provided in this Agreement, of any note in the possession of the Agent Bank which is payable to Pioneer by any of its Subsidiaries because any such note is payable on demand.

Pioneer also hereby assigns to all of the Banks, and grants to all of the Banks a security interest in, all of its rights under that certain Assignment of Note Payments between Pioneer and each of its Subsidiaries, except Pioneer Military Insurance, dated June 9, 1993 to directly receive from each of such Subsidiaries the proceeds of all note payments receivable by its Subsidiaries from their customers. The Banks further agree to forbear exercise of their rights under such Assignment of Note Payments unless and until Pioneer receives notice from any Bank declaring Pioneer to be in default hereunder because of the occurrence of an Event of Default.

3. Conditional Collateral: Stock. As of the time any Bank declares Pioneer to be (a) nonperforming under this Agreement because of the occurrence of a Performance Event or (b) in default because of the occurrence of an Event of Default, Pioneer hereby grants to the Banks a security interest in all shares of the capital stock, whether now or hereafter issued and outstanding, of each of its Subsidiaries listed on Exhibit D attached hereto and all other Subsidiaries which may hereafter be acquired or come into existence and at that time, upon request of the Banks, Pioneer agrees to deliver, within three (3) Business Days of receipt of a notice declaring nonperformance, to the Agent Bank all stock certificates evidencing all such shares with stock powers attached endorsed in blank. Such security interest shall attach to said shares of stock upon delivery of certificates evidencing the same to the Agent Bank. The Banks agree to forbear exercising any rights or remedies which they may have in connection with their security interest in all such capital stock unless and until any Bank declares Pioneer to be in default hereunder because of the occurrence of an Event of Default.

4. Collection of Collateral. In the event the Banks are entitled to collect payment of notes payable to Subsidiaries of Pioneer, the Banks agree that they will exercise good faith and commercially reasonable efforts to collect payment of such notes; provided, however, the Banks shall have no obligation to pursue collection of any note which is delinquent by recency of payment by 270 calendar days or more.

5. Release of Stock. If any audit of Pioneer's financial statements, or other certification deemed acceptable by the Banks which is issued by independent certified public accountants, discloses that the Performance Event or Events which caused Pioneer to previously deliver to the Banks the stock described in Section V (3) hereof no longer exist as of the last day of the period covered by such audited financial statements nor at the time of delivery of such audited financial statements to the Banks, and Pioneer certifies in writing to the Banks that it is not then in default under the terms of this Agreement and that no Performance Event has occurred and is then continuing, the Banks shall redeliver possession of such certificates evidencing such stock to Pioneer. In the event of any such redelivery, the Banks shall have the right to possession of such stock in accordance with the terms of this Agreement at any time and from time to time thereafter upon the future occurrence of any Performance Event.

VI. PERFORMANCE EVENT

In the event of the occurrence of a Performance Event and any Bank, after satisfying all requirements stated in paragraph 2 of Section X of this Agreement with respect to all other Banks which are a party hereto, then exercises its right to declare Pioneer to be nonperforming under the terms of this Agreement, Pioneer agrees that the Banks shall then and thereafter have the right to receive eighty percent (80%) of all funds received by or under the control of Pioneer which are proceeds of notes payable to the Subsidiaries of Pioneer, except Pioneer Military Insurance. Upon receipt of written notice from the Agent Bank, Pioneer will immediately commence and continue depositing on the fifth (5th) Business Day of each month eighty percent (80%) of all funds received by or under the control of Pioneer which are proceeds of notes payable to the Subsidiaries of Pioneer, except Pioneer Military Insurance, to an account at the Agent Bank established ratably for the benefit of all Banks which are parties to this Agreement.

The ratable amount payable to each Bank from funds payable for the ratable benefit of all Banks in accordance with the provisions of the immediately preceding paragraph shall be calculated by multiplying the total amount payable for the benefit of all Banks by a fraction, the numerator of which shall equal the total outstanding principal indebtedness to such Bank, regardless of the stated maturity date or dates, evidenced by Secured Revolving Grid Notes, Secured Amortizing Notes and Secured Single Pay Term Notes and the denominator of which shall equal the total outstanding principal indebtedness to all Banks, regardless of the stated maturity date or dates, evidenced by Secured Revolving Grid Notes, Secured Amortizing Notes and Secured Single Pay Term Notes.

VII. AGENT BANK

1. Agent. Upon execution of this Agreement, the Agent Bank agrees to establish an account for the benefit of all of the Banks which are parties to this Agreement to be used for the deposit of funds for the benefit of all of the Banks pursuant to this paragraph of this Agreement. (a) If the Banks have the right to receive eighty percent (80%) of all funds

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received by or under control of Pioneer pursuant to Section VI hereof, Pioneer shall transfer on the fifth (5th) Business Day of each month eighty percent (80%) of all such proceeds to an account established at the Agent Bank for the benefit ratably of all of the Banks which are parties hereto. (b) If, because of the declaration of an Event of Default, the Banks are permitted to direct that all proceeds of all notes payable to Pioneer's Subsidiaries, except Pioneer Military Insurance, by their customers be paid to an account designated by and subject to the exclusive control of the Banks, the Agent Bank shall take possession of all such notes and collect all payments and take such other actions as the Banks may direct, all ratably for the pro rata benefit of the Banks.

2. Two-Thirds Rule. The Agent Bank shall follow all written directions from the Banks with respect to collection and disposition of funds deposited in the account established by it for the benefit of the Banks and collection of collateral so long as at least those Banks which hold sixty-six and two-thirds percent (66 2/3%) of the outstanding principal amount of all Senior Debt of Pioneer except Senior Debt listed on Exhibit K and except Senior Debt payable to Pioneer Financial Industries, Inc. have approved such directions, and so long as such instructions are for the ratable benefit of all Banks. In the event those Banks which hold sixty-six and two-thirds percent (66 2/3%) of the outstanding principal amount of all Senior Debt of Pioneer do not approve of any written instruction, the Agent Bank shall use its own discretion in the collection and disposition of funds deposited into such account and the collection of collateral. In all cases other than the collection and disposition of funds and collection of collateral covered by this paragraph 2 of Section VII and except as may otherwise

be expressly provided in this Agreement, all of the Banks must approve all instructions to the Agent and amendments to this Agreement.

3. Change of Agent. The Agent Bank may be changed upon thirty (30) Business Days prior notice to the then Agent Bank at any time or from time to time upon the written agreement of those Banks which are parties to this Agreement and which, at the time of any such designation, hold sixty-six and 2/3 percent (66 2/3%) of the outstanding principal amount of all Senior Debt of Pioneer except Senior Debt listed on Exhibit K and except Senior Debt payable to Pioneer Financial Industries, Inc.

4. Indemnity. All of the Banks, on a pro rata basis to the extent of each of the Bank's percentage interest in the total principal amount of all Senior Debt except Senior Debt listed on Exhibit K and except Senior Debt payable to Pioneer Financial Industries, Inc. shall indemnify the Agent Bank and hold it harmless from all loss, cost, damage and expense whatsoever in connection with its performance as the agent of the Banks hereunder except in the event of the Agent Bank's gross negligence or its wilful misconduct.

VIII. COVENANTS OF PIONEER

Pioneer covenants and agrees from the date hereof and until payment in full of all indebtedness evidenced by any note in the form of Exhibits A, B or C attached hereto, that Pioneer assumes the obligations set forth below:

1. Mergers. Pioneer will not, nor will it allow any of its Subsidiaries, without the prior written consent of the Banks, to be a party to any merger, consolidation or other combination of any kind with any other person or business entity nor will it or any of its Subsidiaries, without the prior written consent of the Banks, acquire all or any significant

portion of all of the assets of any other person or business entity nor will it or any of its Subsidiaries, without the prior written consent of the Banks, dispose of all or any significant portion of their respective assets; provided, however, this provision shall not prohibit Pioneer and any or all of its Subsidiaries from merging any one or all into the other nor shall it prohibit Pioneer or any of its Subsidiaries from selling to or acquiring from third parties substantial blocks of notes receivable in the ordinary course of the business of Pioneer and its Subsidiaries in a manner consistent with past practices; and, provided, further, that so long as William D. Sullivan is the chief executive officer in the surviving corporation of a merger, Pioneer shall not be prohibited from acquiring another corporation or corporations by way of merger if (i) such corporation or corporations are in the same business or a business that is directly or closely related to the business presently conducted by Pioneer and its Subsidiaries, (ii) such merger may reasonably be expected to expand and enhance the services presently being provided to the customers of the Subsidiaries of Pioneer and (iii) such merger may not reasonably be expected to cause any materially adverse financial effect on Pioneer and its Subsidiaries, taken as a whole and will not cause the occurrence of a Performance Event after giving effect thereto.

2. Nonconforming Debt. Pioneer will not, without the prior written consent of all Banks which are a party to this Agreement, incur, create or permit to exist any indebtedness except (a) Senior Debt (b) those specific unsecured debt obligations listed in Exhibit K attached hereto (c) Subordinated Debt (d) trade payables and leases incurred in the ordinary course of business, and (e) unsecured indebtedness payable to Pioneer Financial

Industries, Inc. not to exceed at any time the aggregate outstanding principal amount of Five Hundred Thousand and No/100 Dollars ($500,000.00) and which is a part of Senior Debt.

3. Indebtedness of Subsidiaries. Pioneer will not allow any of its Subsidiaries to incur, create or permit to exist indebtedness to any person or entity other than Pioneer except for trade payables and lease obligations for real estate, fixtures and equipment incurred in the ordinary course of each of such Subsidiaries' respective business; and provided further that the aggregate of all such indebtedness, excluding real property lease obligations, to persons and entities other than Pioneer for each branch office location of each Subsidiary shall not exceed Fifty Thousand Dollars ($50,000.00) at any time.

4. Senior Debt/Tangible Net Worth Ratio. Pioneer will at no time permit its Senior Debt to exceed 4.75 times its Consolidated Tangible Net Worth.

5. Total Required Capital. At all times Pioneer will maintain a Consolidated Total Required Capital of at least Four Million Five Hundred Thousand Dollars ($4,500,000.00) plus fifty percent (50%) of the cumulative positive net income earned by Pioneer during each of its fiscal years ending subsequent to September 30, 1992.

6. Consolidated Total Indebtedness/Total Required Capital Ratio. Pioneer will at no time permit the ratio of Consolidated Total Indebtedness to Consolidated Total Required Capital to exceed 8 to 1.

7. Senior Debt/Net Receivable Ratio. Pioneer will at no time permit the ratio of Senior Debt to all Consolidated Net Receivables to exceed .80 to 1.

8. Delinquency Adjusted Leverage Ratio. Pioneer will at no time permit the ratio of Consolidated Total Indebtedness to Adjusted Capital to exceed 8.5 to 1.

9. Loan Loss Reserve. Pioneer agrees that it will maintain at all times a loan loss reserve in an amount which is equal to or greater than the loan loss reserve shown on its audited financial statements as of the end of its most recent fiscal year and at no time shall the loan loss reserve be less than 2% of Consolidated Net Receivables.

10. Quarterly Certificate/Compliance Certificate. Pioneer agrees to deliver to all of the Banks within thirty (30) calendar days after the close of each calendar quarter a completed Quarterly Certificate and a completed Compliance Certificate, such certificates being certified by an authorized officer of Pioneer.

11. New Offices. Pioneer will not open any new branch office location nor will it allow any Subsidiary to open a new branch office location during any fiscal year following a fiscal year during which Pioneer and its Subsidiaries had a consolidated net operating loss except, however, this prohibition shall not prevent Pioneer or any of its Subsidiaries from moving an existing branch office location to a new location.

12. Redemptions/Guarantees/Advances. Pioneer will not make any distribution of assets to its shareholders except payments of dividends declared in the ordinary course of business which do not create the occurrence of a Performance Event or an Event of Default hereunder nor will it purchase, redeem, retire or otherwise acquire any shares of its stock; Pioneer will not make or guarantee any loan or advance to any person or entity except to its Subsidiaries, and except to stockholders, officers or employees of Pioneer in an amount not exceeding Fifty Thousand Dollars ($50,000.00) in the aggregate except for reasonable compensation for services performed or expenses incurred in the ordinary course of Pioneer's business. Pioneer will not allow any of its Subsidiaries, now existing or hereafter acquired or

created, to make or guarantee any loan or advance to any person or entity whatsoever except to employees for reasonable compensation for services performed or expenses incurred in the ordinary course of each Subsidiary's business.

13. Compliance With Laws. Pioneer will comply in all material respects with all applicable laws, rules, regulations and orders of any governmental authority which has jurisdiction over it; provided, however, this paragraph 13 of Section VIII shall not prohibit Pioneer from contesting in good faith the application to it or any of its Subsidiaries of any law or regulation of any governmental authority.

14. Service Charges. Pioneer will not make any payment to Pioneer Financial Industries, Inc. in any fiscal year for services performed or reasonable expenses incurred in an aggregate amount greater than Six Hundred Fifty Thousand Dollars ($650,000.00); provided, however, such amount may be increased on each anniversary of this Agreement by a percentage amount equal to the percentage increase in the Consumer Price Index published by the United States Bureau of Labor for the calendar year then most recently ended.

IX. FINANCIAL INFORMATION

1. Information. Pioneer agrees to provide to all of the Banks all of the following during the term of this Agreement:

a. Quarterly financial statements, in the form used by Pioneer as of the date hereof, within thirty (30) calendar days after the last Business Day of each calendar quarter. Said financial statements shall contain at a minimum a balance sheet, an income statement and a Quarterly Certificate.

b. Audited financial statements, prepared in accordance with generally accepted accounting principles consistently applied, such statements to be prepared by an independent certified public accounting firm acceptable to the Banks, an annual management letter prepared by such independent certified public accounting firm, and a direct cash lending questionnaire in a form consistent with industry standards, all of which is to be delivered to the Banks within ninety (90) calendar days after the last business day of its fiscal year.

c. Projected financial statements for each fiscal year not later than thirty (30) calendar days following the first Business Day of each fiscal year.

d. Such other information as the Banks may reasonably request at any time and from time to time.

2. Inspection Rights. Pioneer further agrees to reasonably permit from time to time agents or representatives of each of the Banks to examine Pioneer's books and records and to visit all business locations of Pioneer and of its Subsidiaries and discuss its business and financial affairs with any of its officers or employees; provided, however, that Pioneer shall not be required to make available any information, the disclosure of which would otherwise cause Pioneer to be in violation of any law unless the Banks, or their agents or representatives, execute a confidentiality agreement in a form which would enable Pioneer to legally disclose any such information to the Banks.

X. AGREEMENT AMONG BANKS

1. Default Following Nonperformance. After Pioneer has been declared to be nonperforming because of the occurrence of a Performance Event, all of the Banks agree that no Bank which is a party hereto may declare Pioneer to be in default other than as the result

of the occurrence of an Event of Default listed in paragraphs 13(a), 13(c), 13(e) and 13(g) of Section I hereof for at least one hundred twenty (120) Business Days unless all such Banks waive such prior notice requirement.

2. Declaration of Intentions.

(a) Prior to declaring Pioneer to be nonperforming or in default under the terms of this Agreement or otherwise demanding payment of any Senior Debt, any Bank which is a party hereto shall give Pioneer and all of the Banks which have extended Senior Debt to Pioneer, ten (10) Business Days prior written notice of its intent to declare nonperformance or the occurrence of an Event of Default or make demand for payment.

(b) Any Bank giving notice to Pioneer and the other Banks pursuant to paragraph 2(a) of this Section X shall grant to all of the other Banks which are a party to this Agreement the right to purchase, on a pro rata basis, all Senior Debt of the Bank intending to declare nonperformance or a default or demand payment, such right to purchase Senior Debt to be available during the period of ten (10) Business Days following receipt of such notice. In the event any Bank receiving such notice of intent to declare nonperformance or a default or a demand of payment elects not to purchase its pro rata share of the Senior Debt with respect to which payment is to be demanded, the remaining Bank or Banks holding Senior Debt shall succeed, on a pro rata basis between themselves, to the purchase rights of the Bank not desiring to purchase its pro rata portion of such Senior Debt. Any Bank purchasing any Senior Debt pursuant to this subparagraph shall be entitled to receive upon payment therefor in good funds all notes evidencing such purchased Senior Debt endorsed in blank.

(c) No Bank which is a party to this Agreement will, without the prior written consent of all of the Banks which are a party to this Agreement, seek collateral, other than as provided for herein, for all or any part of the Senior Debt nor will any Bank initiate any legal proceedings against Pioneer or any of its Subsidiaries or affiliates without giving ten (10) Business Days prior written notice to all other Banks which are a party hereto. Any notice which may be given pursuant to this paragraph may be given concurrently with any other notice which may be given pursuant to this paragraph.

3. All Credit To Conform. All of the Banks which are parties to this Agreement agree not to extend any credit to Pioneer and its Subsidiaries unless such credit is extended in conformity with and subject to the terms of this Agreement and, if prior to termination hereof, is evidenced by a note in the form of Exhibit A, B or C attached hereto.

4. Renewal Obligation. All of the Banks agree that in the event they do not advise all of the other Banks and Pioneer of their intent not to renew indebtedness of Pioneer evidenced by any Single Pay Term Note at least ninety (90) Business Days prior to the maturity of any such note, the outstanding indebtedness evidenced by any such note will be renewed on substantially the same terms as the existing note except for the interest rate payable thereon which may be adjusted to a current rate unless all other Banks which are a party to this Agreement and Pioneer waive in writing, on a case by case basis, such ninety (90) day prior notice requirement.

XI. ADDITION OF OTHER BANKS

Pioneer shall be entitled to request that other banks or financial institutions become parties to this Agreement but shall not incur Senior Debt with any other bank or financial institution unless such bank or financial institution has become a party hereto. Any bank or financial institution may become a party hereto upon the request of Pioneer so long as all of the following conditions are met:

1. Such new bank or financial institution must agree to all terms and conditions of this Agreement by execution and delivery to Pioneer of an Amendment to this Agreement in the form attached hereto as Exhibit I. In the event any new bank or financial institution desires to receive an updated opinion of counsel dated as of the effective date when such new bank or financial institution is made a party hereto, the expense of such updated opinion must be borne by the new bank or financial institution.

2. Pioneer must execute any amendment which has been executed by a new bank or other financial institution and deliver an original copy of the same to each Bank which is already then a party to this Agreement. Unless any Bank which is a party hereto objects in a written notice delivered to Pioneer within ten (10) Business Days of the objecting Bank's receipt of the proposed amendment, the proposed amendment will automatically become effective and the new bank or financial institution will become a party hereto on the eleventh (11th) Business Day following the latest date of delivery of the proposed amendment to any of the Banks already a party hereto. Within three (3) Business Days following the effective date of any proposed amendment, Pioneer agrees to send written notice of such effectiveness to all Banks which are then parties to this Agreement.

XII. ACCELERATION

In the event of the occurrence of any one or more Events of Default which are defined in paragraph 13 of Section I of this Agreement, and if any such Event of Default shall be continuing, any of the Banks may, after compliance with the provisions of paragraph 2 of Section X of this Agreement, declare the entire principal amount of all Senior Debt of Pioneer owing to the declaring Bank, together with interest accrued thereon, to be immediately due and payable to the declaring Bank. Upon the declaration of any of the Banks of the occurrence of an Event of Default, after the declaring Bank has complied with the terms of paragraph 2 of Section X hereof, the Agent Bank shall have the right, on behalf of all the Banks, to possession of all notes payable to all Subsidiaries of Pioneer by their respective customers and the right to direct that all proceeds of such notes be paid directly to an account designated by and subject to the exclusive control of the Banks at the Agent Bank and (ii) have access to and use of, all computer hardware and software and related records, instructions and manuals used by Pioneer or any of its Subsidiaries in connection with the documenting, evidencing, listing, reporting and collecting of all notes receivable of all Subsidiaries of Pioneer and an irrevocable Power of Attorney therefor is hereby granted to the Agent Bank. Upon the declaration of the occurrence of an Event of Default by any of the Banks, the declaring Bank may proceed to enforce payment of all indebtedness of Pioneer to it under this Agreement or otherwise and it may exercise any and all rights and remedies afforded to it by the Uniform Commercial Code of Missouri or otherwise possessed by it. Any Bank declaring Pioneer to be in default hereunder because of the occurrence of an Event of Default shall, after compliance with the notice requirements of paragraph 2(a) of Section X of this Agreement, give written notice of such declaration of default to all other Banks which are parties hereto.

XIII. OPINION OF COUNSEL

Prior to the first extension of any new credit by any Bank to Pioneer after the date hereof, Pioneer agrees to furnish to each of the Banks an opinion of counsel to Pioneer in the form of Exhibit L attached hereto to the effect that Pioneer is a corporation duly existing and in good standing under the laws of the state of Missouri; that to the best of such counsel's knowledge and belief, Pioneer is qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the ownership of its properties or the nature of its business requires qualification; that Pioneer has full power to execute and deliver this Agreement, and all notes and other documents to be executed pursuant hereto or in connection herewith; that all such actions have been duly authorized by all necessary corporate action, and are not in conflict with the charter or bylaws of Pioneer, nor to the best of such counsel's knowledge and belief in conflict with any material agreement binding upon Pioneer; that this Agreement and the Revolving Grid Notes, Amortizing Notes and Single Pay Term Notes when executed and delivered by Pioneer to the Banks will be the legal and binding obligations of Pioneer, subject to bankruptcy and other similar laws effecting the enforcement of creditor's rights generally and the unavailability of specific performance or other equitable remedies; that as of the date of this Agreement, such counsel knows of no litigation or other proceeding pending or threatened against Pioneer of the kind referred to in paragraph 4 of Section II hereof.

XIV. GENERAL

1. Notices. All notices hereunder shall, unless otherwise specified herein, or unless any party hereto shall subsequently give written notice to the others specifying some other

address, be deemed to be given when actually received, or if mailed, three (3) Business Days after being deposited postage prepaid in the United States mail, certified mail return receipt requested, addressed to the other parties hereto at their respective present mailing addresses which are:

Bank of Boston
100 Federal Street - Box 2016
Dept. 01-13-01
Boston, Massachusetts 02106-2016
Attention: Gunther E. Fritze, Director Financial Institution

Boatmen's First National Bank of Kansas City
14 W. 10th Street
P.O. Box 419038
Kansas City, Missouri 64183
Attention: Thomas J. Butkus, Vice President

First National Bank of Kansas
4650 College Boulevard
Overland Park, Kansas 66211
Attention: Craig A. Shy

LaSalle National Bank
120 South LaSalle Street
Chicago, Illinois 60603
Attention: Terry Keating

Liberty Bank and Trust Company of Oklahoma City,
National Association
100 North Broadway
P.O. Box 25848
Oklahoma City, Oklahoma 73125
Attention: Laura Christofferson

Mercantile Bank of Kansas City
1101 Walnut
P.O. Box 419147
Kansas City, Missouri 64141
Attention: Mike Corless

NBD Bank
611 Woodward Avenue
Detroit, Michigan 48226
Attention: Daniel J. Clarke, Vice President

Pioneer Financial Services, Inc.
4233 Roanoke Road
Kansas City, Missouri 64111
Attention: Thomas H. Holcom, Jr.

Southwest Bank of St. Louis
2301 South Kingshighway
St. Louis, Missouri 63110
Attention: Andrew S. Hereford

UMB Bank, N.A.
1010 Grand Avenue
Kansas City, Missouri 64106
Attention: Douglas F. Page.

2. No Waivers. No failure or delay by the Agent Bank or any of the other Banks in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial modification or waiver of any provision of this Agreement or of any note to be executed pursuant hereto or in connection herewith or a single or partial exercise of any such right, power or privilege preclude any other or further exercise of such or of any other right, power or privilege.

3. Offsets. Pioneer specifically agrees that upon the declaration of an occurrence of an Event of Default, and if such Event of Default is continuing, the Banks shall be entitled to exercise any right of setoff or banker's lien at any time, irrespective of the stated maturity of any note executed pursuant hereto or in connection herewith evidencing any indebtedness of Pioneer to the Banks; provided, however, that all Banks exercising any right of setoff shall

transfer all funds set off to the Agent Bank to be distributed ratably for the benefit of all of the Banks.

4. Governing Law. This Agreement and all notes executed pursuant hereto or in connection herewith shall be deemed to be contracts made under and shall be construed in accordance with the laws of the state of Missouri.

5. WAIVER OF JURY TRIAL. IN THE EVENT OF ANY DISPUTE BETWEEN PIONEER AND ANY OF THE BANKS RELATED IN ANY WAY TO THIS AGREEMENT WHICH BECOMES THE SUBJECT OF ANY JUDICIAL PROCEEDING IN ANY COURT OF LAW, PIONEER HEREBY WAIVES ANY RIGHT WHICH IT MIGHT OTHERWISE HAVE TO A TRIAL BY JURY.

6. Severability. In the event any one or more of the provisions of this Agreement or any note executed pursuant hereto or in connection herewith shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

7. Expenses. Pioneer agrees to pay all reasonable out-of-pocket expenses, including reasonable attorneys fees, incurred by the Banks in connection with the enforcement of the rights of the Banks under this Agreement or any of the notes executed pursuant hereto or in connection herewith and in connection with any Amendment, extension or renewal of any thereof, or waivers thereunder.

8. Counterparts. This Agreement, and any Amendment hereto, may be executed in two or more counterparts, each of which shall constitute an original, but when taken together, shall constitute but one agreement.

9. Titles and Headings. All titles and headings which are used in this Agreement are used solely for the convenience of the parties hereto and are not part of the agreement of the parties.

10. Conflicting Documents. In the event of any conflict between the terms of this Agreement and the terms of any note or other document executed pursuant hereto or in connection herewith, the terms of this Agreement shall control.

11. Assignment. This Agreement and all provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that Pioneer may not assign any rights or obligations hereunder without the prior written consent of the Banks; and provided further that Pioneer acknowledges and agrees that the Banks may, in their sole discretion and without notice to Pioneer, grant one or more participation interests in any of the obligations of Pioneer hereunder to any other lender.

12. All provisions of all documents executed and delivered by Pioneer to or for the benefit of the Banks pursuant to the Senior Lending Agreement between Pioneer and the Banks dated as of June 9, 1993, except to the extent expressly modified by this Agreement, shall remain in full force and effect and enforceable in accordance with their respective terms and any reference in any such documents to such Senior Lending Agreement shall be deemed to refer to this Agreement and Pioneer shall be deemed to have executed and delivered all such documents to or for the benefit of the Banks as if it had executed or reconfirmed the validity and enforceability thereof in writing and delivered all such documents as originals dated as of the date hereof pursuant to the terms of this Agreement.

13. Statutory Statement, Disclosure Required by Mo. Rev. Stat. Section 432.045. ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU, PIONEER, AND US, THE BANKS, FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

PIONEER FINANCIAL SERVICES, INC.

By [signature]
Name: William D. Sullivan
Title: President

BANK OF BOSTON

By [signature]
Name:
Title: VP

BOATMEN'S FIRST NATIONAL BANK OF KANSAS CITY

By [signature]
Name: Thomas J. Butkus
Title: Vice President

FIRST NATIONAL BANK OF KANSAS

By [signature]
Name: CRAIG A. SITY
Title: SECOND VICE PRESIDENT

LASALLE NATIONAL BANK

By [signature]
Name: TERRY M. KEATING
Title: 1ST Vice President

LIBERTY BANK AND TRUST COMPANY OF OKLAHOMA CITY, NATIONAL ASSOCIATION

By [signature]
Name: Laura Christofferson
Title: Vice President

NBD BANK

By [signature]
Name: Daniel J. Clarke, Jr.
Title: VP

UMB BANK, N.A.

By [signature]
Name: Douglas F. Page
Title: Exec. V.P

MERCANTILE BANK OF KANSAS CITY

By [signature], E.V.P.
Name: LANCE B. BLUE
Title: E.V.P.

SOUTHWEST BANK OF ST. LOUIS

By [signature]
Name: Andrew S. Hereford
Title: Vice President

SECURED
REVOLVING GRID NOTE
PIONEER FINANCIAL SERVICES, INC.

$________________and interest ________, 19

On Demand, for value received, Pioneer Financial Services, Inc., a Missouri Corporation, promises to pay to ____(hereinafter called "Bank") or to its order at its main office, in 12 equal monthly principal payments, the principal sum of the lesser of: (i)______________________________________dollars; or (ii) the unpaid principal amount of all advances made by Bank; together with interest on all principal amounts outstanding hereunder from time to time, from date (s) of disbursement (s) until paid, at the rate of the Bank's__ ________________per annum (365 day year), adjusted daily, with all accrued interest payable monthly in arrears on the 10th day of each month. The first installment of principal shall commence on the 10th day of the month following 30 days after demand was made on Maker.

"Collateral" as used herein shall mean all notes payable to Maker by any and all of its Subsidiaries which are listed on Exhibit D attached to the Senior Lending Agreement described below and all other Subsidiaries as otherwise defined in said Agreement, and all payments due such Subsidiaries from their customers which have been assigned to Maker by such Subsidiaries pursuant to an Assignment of Note Payments described below.

The undersigned Maker hereby grants to Bank a security interest in the Collateral for the payment of all amounts due under this note and for the payment of all other present and future obligations to the Bank incurred pursuant to the Senior Lending Agreement described below.

If any of said installments, or any part thereof, is not paid when due and remains unpaid after proper notice thereof is given by Bank to Maker, then the entire indebtedness then remaining unpaid shall, at the option of the holder hereof, and without notice of demand, become immediately due and payable, subject to the terms of the Senior Lending Agreement described below. Any amount not paid shall thereafter bear interest until paid at the rate hereinbefore specified, plus two percent per annum. Unless Bank, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder. Any part of the outstanding principal balance hereof may be paid prior to Demand without penalty, and if less than the principal sum stated above is outstanding, the undersigned, may from time to time until Demand receive, but the Bank has no commitment to make, further disbursements hereunder; provided, however, the aggregate amount of all principal amounts outstanding hereunder shall at no time exceed the face amount of this note; and provided further, that each and every disbursement made under this Revolving Grid Note shall be at the Bank's sole discretion. All advances made by Bank to the undersigned and all principal and interest payments thereon shall be recorded on the Schedule of Disbursements and Payments of Principal; provided, however, that the failure to make such notation shall not affect the obligation of the undersigned Maker to repay the outstanding principal amount of, together with interest on, any advances made by the Bank to the undersigned Maker pursuant to the Senior Lending Agreement described below; and Bank is hereby unilaterally authorized to make such notations thereon. The amounts recorded shall be presumptive evidence of the outstanding principal balance of this Revolving Promissory Note.

This Note is the "Note" referred to in the "Credit Facility Letter" dated ______________, 19 ________, and is one of the Revolving Grid Notes referred to in the Amended and Restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996, among Maker, the Bank, and certain other financial institutions.

PIONEER FINANCIAL SERVICES, INC.
a Missouri Corporation (Maker)
By: ______________________________

4233 Roanoke Road
Kansas City, MO 64111-4076
Tax Identification No. 44-0607504

Note No. ________

a Missouri Corporation

ATE	DATE INTEREST PAID TO	INTEREST RATE	INTEREST PAID	AMOUNT OF PRINCIPAL DISBURSEMENT	AMOUNT OF PRINCIPAL PAYMENT	UNPAID PRINCIPAL BALANCE	DISBURSEMENT APPROVED BY

SECURED
AMORTIZING NOTE
PIONEER FINANCIAL SERVICES, INC.
SENIOR NOTE

$____________________ and interest ____________, 19____

FOR VALUE RECEIVED, PIONEER FINANCIAL SERVICES, INC. promises to pay ________ ____________________(Bank) at its main office, or to its order, the principal sum of ________ ____Dollars, together with interest on the unpaid principal balance from the date of this note until paid, at the rate of__________percent per annum ~~(360 day year)~~. This note shall be payable as follows: (i) For the period commencing with the date of this note and extending to___________, accrued interest only (360 day year) is payable monthly at the above rate, on the 10th day of each month, and (ii) for the period commencing principal and interest (360 day year) shall be payable, in (____________) consecutive monthly installments of ______________________Dollars ($________) each, the first to become due on _______ and on the 10th day of each month thereafter until the indebtedness evidenced by this note is fully paid; provided, however, the final maturity date of this note shall be____________. Any amount not paid when due shall thereafter bear interest until paid at the rate herein before specified, plus two percent annum. Unless Bank, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder.

"Collateral" as used herein shall mean all notes payable to Maker by any and all of its Subsidiaries which are listed on Exhibit D attached to the Senior Lending Agreement described below and all other Subsidiaries as otherwise defined in said Agreement, and all payments due such Subsidiaries from their customers which have been assigned to Maker by such Subsidiaries pursuant to an Assignment of Note Payments described below.

The undersigned Maker hereby grants to Bank a security interest in the Collateral for the payment of all amounts due under this note and for the payment of all other present and future obligations to the Bank incurred pursuant to the Senior Lending Agreement described below.

The Maker will not prepay more than two scheduled payments of the principal amount of this note, unless the Net Receivables owned by the Maker at the end of any month are less than 70 percent of the greatest amount of net consolidated Net Receivables outstanding at any quarter end during the term of this note, except as otherwise provided under the provisions of paragraph 1 of Section III of the Amended and Restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996.

This Note is the "Note" referred to in the "Credit Facility Letter" dated ___________, ~~1993~~__, and is one of the Amortizing Notes referred to in the Amended and Restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996, among Maker, the Bank, and certain other financial institutions.

____

____

____

PIONEER FINANCIAL SERVICES, INC.
a Missouri Corporation (Maker)

By______________________________

4233 Roanoke Road
Kansas City, MO 64111-4076
Tax Identification No. 44-0607504

Note No. ________

SECURED
SINGLE PAY TERM NOTE

$____________________ Dated as of ____________

FOR VALUE RECEIVED, PIONEER FINANCIAL SERVICES, INC., a Missouri corporation, promises to pay to _____ ____ (herein the "Bank"), or order, on the Single Pay Note Expiry Date shown in the Credit Facility Letter described below, the principal amount of ____________________________ ____($________________) or such lesser aggregate amount of advances as have been made by Bank pursuant to the Credit Facility Letter described below and which remain outstanding, which amount shall be due and payable in lawful money of the United States of America in immediately available funds. Maker further promises to pay interest and principal when due, to the Bank at the Bank's office located at _____________ ____________________ or such other office of the Bank as the Bank may direct in writing.

The undersigned further promises to pay interest on the unpaid principal balance from the date hereof until paid in full at the rates and at the times as follows:

An advance will bear interest ____, as determined by the Bank (on the basis of a 365 day year), in its sole discretion for fixed periods selected by the Maker (but not to exceed the Expiry Date). Interest is payable monthly in arrears on the tenth day of each month, or on the date of any payment or part payment of any advance. Any amount which is not paid when due hereunder shall bear interest until paid in full at the Bank's prime rate of interest plus two percent per annum.

"Collateral" as used herein shall mean all notes payable to Maker by any and all of its Subsidiaries which are listed on Exhibit D attached to the Senior Lending Agreement described below and all other Subsidiaries as otherwise defined in said Agreement, and all payments due such Subsidiaries from their customers which have been assigned to Maker by such Subsidiaries pursuant to an Assignment of Note Payments described below.

The undersigned Maker hereby grants to Bank a security interest in the Collateral for the payment of all amounts due under this note and for the payment of all other present and future obligations to the Bank incurred pursuant to the Senior Lending Agreement described below.

All advances made by the Bank to the undersigned pursuant to the Credit Facility Letter and all payments and prepayments made on account of the principal balance hereof may be recorded by the Bank on the schedule annexed hereto; provided, however, that the failure to make a notation shall not affect the obligation of the undersigned hereunder with respect to payments or principal or interest on this Note and provided, further, that Bank shall provide a written notice and photocopy of such notations simultaneously to Maker.

The Maker may only prepay an advance at the end of the applicable fixed period except as otherwise provided herein and except as otherwise provided under the provisions of paragraph 1 or Section III of the Amended and Restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996. In the event that the Maker does repay an advance on a day other than the last day of a fixed period, the Maker shall promptly reimburse the Bank for all reasonably demonstrated losses and expenses incurred in liquidating or employing deposits obtained from third parties to make or maintain the advance or any part thereof. Amounts which are repaid may be re-borrowed, subject to the terms and conditions of the Credit Facility Letter.

This Note is the "Note" referred to in the "Credit Facility Letter" dated ______________, ~~19~~______, and is one of the Single Pay Term Notes referred to in the Amended and Restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996, among Maker, the Bank, and certain other financial institutions.

PIONEER FINANCIAL SERVICES, INC.
a Missouri Corporation (Maker)

EXPIRY DATE: ________________

By____________________________________

4233 Roanoke Road
Kansas City, MO 64111-4076
Tax Identification NO. 44-0607504

Note No. __________

EXHIBIT D

PIONEER FINANCIAL SERVICES SUBSIDIARY LISTING
(Operating Subsidiaries)

Pioneer Military Lending of Colorado, Inc.

Pioneer Military Lending of Kansas, Inc.

Pioneer Military Lending of Louisiana, Inc.

Pioneer Military Lending, Inc. a Nebraska Corporation

Pioneer Military Lending of Missouri, Inc.

Pioneer Military Lending of Oklahoma, Inc.

Pioneer Military Lending of Georgia, Inc.

Pioneer Military Lending of Tennessee, Inc.

Military Acceptance Corporation of Nevada, Inc.

Pioneer Military Lending of Nevada, Inc.

Pioneer Lending of Washington, Inc.

2{afe.nef.umb}Merc-Pio.SrL February 6, 1996

SUBSIDIARY REVOLVING GRID NOTE

EXHIBIT E

$____________________ and Interest ____________, 19 ___

PAYMENTS, DISBURSEMENTS AND INTEREST

FOR VALUE RECEIVED, the undersigned "Maker" promises to pay to the order of Pioneer Financial Services, Inc., a Missouri corporation, (hereinafter called "Lender"), at its main office, on demand, but if no demand is made then on ____________________, 19 ___ the principal sum of ____________ ____ or such other lesser amount as shall be noted on the Schedule of Disbursements and Payments of Principal included herein or attached hereto pursuant to the authority set forth herein, together with interest on the unpaid principal balance hereof from time to time outstanding from date(s) of disbursement(s) until paid, at the rate of nine percent per annum with all interest calculated and payable monthly in arrears, based on the month-end balance. Unless Lender, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder. This note shall bear interest after maturity, whether by reason of acceleration or otherwise, at a rate of interest equal to two percent (2%) in excess of the rate stated above until paid in full, and such interest shall be compounded annually if not paid annually. Any part of the outstanding principal balance hereof may be paid prior to maturity and if less than the full amount due hereunder is paid, the undersigned may from time to time until maturity receive, but the Lender has no commitment to make, further disbursements hereunder; provided, however, the aggregate amount of all principal amounts outstanding hereunder shall at no time exceed the face amount of this note; and provided further, that each and every disbursement made under this Subsidiary Revolving Grid Note shall be at the Lender's sole discretion. In the event the undersigned pays any part of the principal balance hereof prior to maturity or, in accordance with the terms hereof, receives any additional disbursements of principal hereunder, the principal amount due hereunder shall presumptively be the last amount stated to be the Unpaid Principal Balance of Note on the Schedule of Disbursements and Payments of Principal, and the undersigned hereby authorize(s) the Lender to make notations on the Schedule of Disbursements and Payments of Principal (or Lender's computer-generated grid) from time to time to evidence payments and disbursements hereunder.

COLLATERAL

The term "Collateral" as used herein includes (but without limitation) all of the property listed below now owned and hereafter acquired, all proceeds and products thereof, and all accessions thereto.

Description of Collateral: All cash, deposit accounts, notes receivable, accounts receivable, Assignment of Note Payments, reserve for loss and dealer reserve for loss.

GRANT OF SECURITY INTEREST

The Maker hereby grants to Lender a security interest in the Collateral and pledges and assigns the Collateral to Lender for the payment of all amounts due under this note, and all renewals and extensions thereof, and for the payment of all other present and future obligations to the holder, direct or contingent, secured or unsecured, whether or not due, of Maker (all of which amounts and obligations are hereinafter referred to as "Secured Obligations"), and Lender may accordingly retain the Collateral or any part thereof as security after the payment of all amounts due under this note. The Maker agrees to give to Lender upon Lender's request, from time to time, such other and further security as Lender, in its sole discretion, may deem necessary or appropriate, such additional security to become "Collateral" under the provisions hereof.

RIGHTS RESPECTING COLLATERAL

After maturity, the holder may (1) transfer all or any part of the Collateral into the name of the holder hereof or its nominee, with or without disclosing that such Collateral is subject to the lien and security interest hereunder; (2) notify the parties obligated on any of the Collateral to make payment to the holder hereof of any amounts due or to become due thereunder; (3) enforce collection of any of the Collateral by suit or otherwise and surrender, release or exchange all or any part thereof, or compromise, extend or renew for any period (whether or not longer than the original period) any indebtedness secured thereby; (4) take control of any proceeds of the Collateral; (5) endorse any Collateral in the name of Maker whenever, in the opinion of the holder, such endorsement may facilitate the handling of, or realization upon, the Collateral, and an irrevocable power of attorney therefor is hereby granted to the holder hereof; however, any such action must comply fully with the Assignment of Note Payments and Senior Lending Agreement executed by Lender if holder is other than Lender.

The Maker hereby agrees to take any and all steps necessary to preserve any rights in the Collateral against prior parties and the holder hereof shall not be bound to take any such steps. Notwithstanding any other provision herein, the Maker shall not give, transfer, sell, encumber or otherwise dispose of any of the Collateral, or any interest therein, without Lender's advance written consent.

ACCELERATION AND EVENTS OF DEFAULT

Without limitation on the demand maturity of this note, the holder may, without demand or notice of any kind, declare this note and any other of the Secured Obligations immediately due and payable in full at any time that the holder deems itself insecure for any reason whatsoever in respect of any Secured Obligation. Upon the occurrence of any of the following events of default: (1) failure of Maker to pay or perform any other obligation of the Maker; (2) dissolution of, or termination of existence of the Maker; (3) the failure of the Maker to pay debts as they mature; (4) appointment of a receiver of or for any part of the property of the Maker, an assignment for the benefit of creditors by the Maker; or the commencement of any proceedings under bankruptcy or insolvency laws by or against the Maker then this note and all other obligations of each of the Maker to the holder hereof shall immediately become due and payable in full without notice or demand; provided, however, that all such actions must be in accordance with Senior Lending Agreement dated June 9, 1993 * among Lender and certain Banks therein listed if holder is other than Lender.

MISSOURI LAW

The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the laws of the State of Missouri.

COLLECTION EXPENSES

To the extent permitted by applicable law, the undersigned agrees to pay all expenses of the holder in collecting this note and enforcing rights respecting and realizing upon any of the Collateral, including reasonable attorneys' fees.

NO WAIVERS

Any failure by the holder hereof to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time and from time to time thereafter.

HEADINGS

All headings or titles appearing in this note are used as a matter of convenience only and shall not affect the interpretation of the provisions hereof.

ASSIGNMENT

Lender may assign this note together with all Collateral and all rights hereunder without notice to or consent of the undersigned.

____

____

____

By: ____________________

Title: __________________

* or March 1, 1996 as the case may be,

CREDIT FACILITY LETTER

The undersigned bank, as of the date hereof, expects to offer a maximum aggregate credit facility of $__________ ("Credit Facility") during the next twelve months to Pioneer Financial Services, Inc., a Missouri corporation, which shall be subject to all terms and conditions of that certain amended and restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996 (the "Agreement"). The terms hereof are hereby incorporated by reference into the Agreement, reference to which is made for a full statement of all terms thereof. The specific terms of the Credit Facility are as follows:

Lender: ____
____
____
____ (the "Bank")

Borrower: Pioneer Financial Services, Inc.
4233 Roanoke Road
Kansas City, Missouri 64111 (the "Borrower")

Drawings: This Credit Facility is available through ___________, 19___ unless terminated earlier pursuant to the terms of the Agreement. All proceeds will be transmitted to a specified bank and account number for the Borrower and initially that will be U~~nited Missouri~~MB Bank, n.a. in Account No. 9801049275.

Facility:
Revolving Grid Note: ______________
Revolving Grid Note Pricing: ______________
Revolving Grid Note Maturity: ______________
Amortizing Note(s) Funded: ______________
Amortizing Note(s) Unfunded: ______________
Amortizing Note(s) Pricing: ______________
Single Pay Term Note Amount: ______________
Single Pay Term Note Expiry Date: ______________

We appreciate this opportunity to provide this statement of present expectations in support of your financial requirements. Your acceptance of any credit which may be extended by the undersigned constitutes a certification that all warranties and representations in Section II of the Agreement are true as of the date of the extension of any such credit and that Pioneer, as of such date, is not in default under the terms of such Agreement. By delivery of this Credit Facility Letter to you, the undersigned does not commit or otherwise obligate itself to extend to you any credit described in the Credit Facility.

____
Bank Name

Dated:______________________

By: ____
Name

____
Title

PIONEER FINANCIAL SERVICES, INC.
A Missouri Corporation
4233 Roanoke Road, Kansas City, MO 64111-4076

Compliance Certificate for Senior Lending Agreement Dated June 9, 1993
Calculation Date: September 30, 1995

REQUIREMENTS AND LIMITATIONS

			ACTUAL		PERMITTED
(1)	Senior Indebtedness/Tangible Net Worth		1.28 to 1		4.75 to 1
(2)	Senior Indebtedness/Net Receivable Ratio		57.81 %		80 %
(3)	Total Indebtedness/Total Required Capital		4.84 to 1		8 to 1
(4)	Loans or advances to stockholders, officers or employees	$	NONE	$	50,000
(5)	Indebtedness of Any Branch Over $50,000	$	NONE		
(6)	~~(6) Delinquency Less Reserve/Total Required Capital~~	~~$~~	~~2.61 %~~		~~25 %~~
	Delinquency Adjusted Leverage Ratio	$	4.97 to 1		8.5 to 1

CAPITAL/RESERVE CALCULATIONS

					REQUIRED
(1)	Consolidated capital stock, preferred stock and earned surplus of the company	$	7,422,044		
(2)	Unpaid balance on "270-day" delinquent accounts	$	0		
(3)	Total Required Capital	$	7,422,044	$	5,484,286
(4)	Junior Subordinated Indebtedness	$	11,648,373		
(5)	Senior Subordinated Indebtedness	$	NONE		
(6)	Loan loss reserve	$	1,363,868	$	1,358,868
(7)	Dealer loss reserves	$	265,050		
	SUBTOTAL	$	20,699,335		
	Less: "90-day" recency delinquent accounts	$	1,822,394		
TANGIBLE NET WORTH		$	18,876,941		
(8)	Loan Loss Reserve/Net Receivables Ratio		3.25 %		2.00 %

INDEBTEDNESS CALCULATION

(1)	Short Term Notes due Bank	$	4,185,000
(2)	Short Term Notes due Affiliates	$	289,756
(3)	Short Term Notes due Others	$	NONE
(4)	Senior Term Notes	$	19,778,674
TOTAL SENIOR INDEBTEDNESS		$	24,253,430
TOTAL INDEBTEDNESS		$	35,901,803

I, the undersigned Chief Financial Officer of the company, hereby state that the above information is true and correct. I am not aware of any Event of Default on the above-referenced note that exists on the date this Certificate of Compliance is signed.

_________________________ ~~December 15, 1995~~
Chief Financial Officer

QUARTERLY CERTIFICATE
FOR THE CALENDAR QUARTER ENDED: ________________

1. **EXECUTED REVOLVING GRID NOTES -**

Bank	Maximum Amount Authorized	Principal Amount Outstanding	Note Nos.

2. **EXECUTED AMORTIZING NOTES -**

Bank	Note No/Date	Original Principal Amount	Outstanding Principal Amount	Note Maturity Date

3. **AMORTIZING NOTES -- UNFUNDED EXPECTED AVAILABILITY**

Bank	Unfunded Amounts	Schedule

4. **EXECUTED SINGLE PAY TERM NOTES - UNFUNDED EXPECTED AVAILABILITY**

Bank	Note No/Date	Principal Amount	Maturity Date	Amount of Unfunded Expected Availability

This certificate is executed this _____ day of ______________, ~~199~~__ pursuant to paragraph VIII(10) of that certain Amended and Restated Senior Lending Agreement dated ~~June 9, 1993~~March 1, 1996.

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

BY:______________________________

~~Document3~~

EXHIBIT I

FORM OF AMENDMENT TO SENIOR LENDING AGREEMENT TO ADD BANKS OR OTHER FINANCIAL INSTITUTIONS

Amendment No. to Senior Lending Agreement

This Amendment to that certain Amended and Restated Senior Lending Agreement originally dated ~~June 9, 1993~~March 1, 1996, a copy of which is attached hereto (hereinafter referred to as the "Senior Lending Agreement") is made _________ ____, 19__ by and between all banks or other financial institutions which are as of the date hereof parties to the Senior Lending Agreement; Pioneer Financial Services, Inc. (hereinafter referred to as "Pioneer") and ________________________, a __________ corporation with offices located at ____ (hereinafter referred to as "New Bank").

WHEREAS, Pioneer has requested New Bank to extend credit to it and New Bank is willing to extend such credit; and

WHEREAS, Pioneer is prohibited from receiving credit from New Bank unless New Bank becomes a party to the Senior Lending Agreement; and

WHEREAS, New Bank desires to become a party to the Senior Lending Agreement.

NOW, THEREFORE, in consideration of the mutual agreement of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed by and between Pioneer, New Bank and all of the banks and financial institutions which are presently parties to the Senior Lending Agreement as follows:

1. The Senior Lending Agreement is hereby amended pursuant to Section XI thereof to add New Bank as a party thereto on the eleventh (11th) business day following delivery by Pioneer of a copy hereof executed by both Pioneer and New Bank to each of the banks and financial institutions which are presently parties to the Senior Lending Agreement if none of said banks or financial institutions objects to New Bank becoming a party to the Senior Lending Agreement.

2. Upon the effective date hereof which shall be determined by paragraph 2 of Section XI of the Senior Lending Agreement, New Bank agrees to be bound by all terms and conditions of the Senior Lending Agreement and further agrees that all credit which is extended by New Bank to Pioneer shall be subject to all terms and agreements of the Senior Lending Agreement.

3. Section I of the Senior Lending Agreement is hereby amended to add a new paragraph numbered _ which shall state the following: "________" shall mean _ ______________________________ of _________________, __________________."

4. Paragraph 4 of Section I of the Senior Lending Agreement is hereby amended to add New Bank within the definition of "Banks".

5. Paragraph 1 of Section XIV of the Senior Lending Agreement is hereby amended to add the following:

"_____________________
____
_____________________".

6. All terms of the Senior Lending Agreement, unless expressly amended hereby, shall remain in full force and effect as if this Amendment had not been adopted.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to the Senior Lending Agreement as of the day and year first written above.

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By ______________________________
Name: ___________________________
Title: ___________________________

____

By ______________________________
Name: ___________________________
Title: ___________________________

ASSIGNMENT OF NOTE PAYMENTS

This Assignment of Note Payments, made as of this 9th day of June, 1993, ("Assignor") to Pioneer Financial Services, Inc. ("Assignee").

In consideration of the outstanding indebtedness of Assignor to Assignee and future loans which may be made by Assignee to Assignor, this Assignment is made to Assignee, and its successors and assigns, as security for the payment of all loans from Assignee to Assignor whether now or hereafter existing and for the performance and observance of all other obligations of the Assignor to the Assignee now existing or hereafter created. Assignor does hereby sell, assign, transfer and set over to Assignee, its successors and assigns, and grant a security interest to Assignee, its successors and assigns in all payments which are or may be due to Assignor from Assignor's customers, whether or not any of such obligations are evidenced by a promissory note, together with all of Assignor's rights to collect such payments at any time and from time to time hereafter. The acceptance of this Assignment and the collection of the payments and obligations of Assignor's customers shall not constitute a waiver of any rights of the Assignee to the provisions of any note given by Assignor to Assignee or any other document given by Assignor to Assignee which evidences any obligation of Assignor to Assignee. Before or after maturity, whether by acceleration or otherwise, of any note or other obligations of the Assignor to the Assignee, the Assignee, its successors or its assigns, may notify the customers of the Assignor which are obligated to make payments to the Assignor to make all such payments directly to the Assignee or to its successors or assigns, as the case may be. The Assignee, its successors and assigns, may enforce collection of any such payments by suit or otherwise and surrender, release or exchange all or any part of, or compromise, extend or renew for any period (whether or not longer than the original period) any indebtedness of such customers and an irrevocable power of attorney therefor is hereby granted to each of the Assignee and its successors and assigns.

Assignee, its successors and assigns, shall not in any way be responsible for the failure of the Assignor to perform any of the Assignor's obligations to its customers and Assignor hereby agrees to hold Assignee and its successors and assigns harmless from any such obligations, none of which are accepted by Assignee, its successors and assigns.

Assignor will, upon the request of Assignee or its successors or assigns, execute any and all other instruments and documents necessary to further carry these presents into effect or to accomplish any other purpose necessary or appropriate in connection with this Assignment.

The payment obligations of Assignor's customers to it and any and all notes or other documents evidencing the same shall not at any time be sold, assigned, transferred or set over by Assignor nor shall Assignor at any time allow the same to become subject to any lien or encumbrance except a lien or encumbrance in favor of Assignee or its successors or assigns.

Upon request, Assignor agrees to deliver into the possession of Assignee all notes and other documents evidencing all obligations of its customers to Assignor. The enforcement and implementation, both presently and prospectively, of this Assignment by Assignee, its successors and assigns, shall not, and Assignor hereby further covenants and agrees that the exercise of the rights of Assignee, its successors and assigns, under this Assignment shall in no manner, be dependent upon, affect, impair or restrict the rights of the Assignee, its successors and assigns, under any other document evidencing any obligations of Assignor to Assignee. This Assignment, together with all of the covenants and warranties herein contained, shall inure to the benefit of the Assignee, its successors and assigns, and Assignee may unconditionally assign all of its rights under this Assignment to any person or entity at any time without any prior notice to Assignor. Upon any assignment of the rights of Assignee hereunder to any person or entity, any such person or entity receiving the assignment of all of Assignee's rights hereunder shall be entitled to unconditionally exercise all rights of Assignee hereunder and receive all benefits which Assignee was previously entitled to receive hereunder.

This Assignment may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, when taken together, shall constitute but one and the same agreement.

This Assignment shall be deemed to be made under and shall be interpreted under the laws of the state of Missouri.

IN WITNESS WHEREOF, Assignor has caused this Assignment to be duly executed as of the day and year first written above.

ASSIGNOR

By ______________________________
Name: ___________________________
Title: ____________________________

The undersigned, Pioneer Financial Services, Inc. accepts the foregoing Assignment on the terms and conditions stated therein as of this 9th day of June, 1993.

ASSIGNEE

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By ______________________________
Name: ___________________________
Title: ____________________________

Pioneer Financial Services, Inc. hereby assigns all of its rights hereunder as of this 9th day of June, 1993 to United Missouri Bank, N.A., as Agent of all fiduciary institutions that certain Senior Lending Agreement dated June 9, 1993 to which it and all of such financial institutions are parties.

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By ______________________________
Name: ___________________________
Title: ____________________________

EXHIBIT K

OTHER SENIOR DEBT

NON-CONFORMING TO AMENDED AND RESTATED SENIOR LENDING AGREEMENT DATED AS OF MARCH 1, 1996.

(Complete listing of financial institutions not adopting the Senior Lending Agreement.)

There is no other Senior Debt which is non-conforming to the Amended and Restated Senior Lending Agreement.

EXHIBIT L

February 6, 1996

Bank of Boston
100 Federal Street - Box 2016
Dept. 01-13-01
Boston, Mass. 02106-2016
Attn: Gunther E. Fritze
Director Financial Institution

Boatmen's First National Bank
of Kansas City
14 W. 10th Street
P.O. Box 419038
Kansas City, Missouri 64183
Attn: Thomas J. Butkus
Vice President

First National Bank of Kansas
4650 College Boulevard
Overland Park, Kansas 66211
Attn: Craig A. Shy

LaSalle National Bank
120 South LaSalle Street
Chicago, Illinois 60603
Attn: Terry Keating

Liberty Bank and Trust Company
of Oklahoma City,
National Association
100 North Broadway
P.O. Box 25848
Oklahoma City, OK 73125
Attention: Laura
Christofferson

Mercantile Bank of Kansas City
1101 Walnut
P.O. Box 41947
Kansas City, Missouri 64141
Attention: Mike Corless

NBD Bank
611 Woodward Avenue
Detroit, Michigan 48226
Attn: Daniel J. Clarke
Vice President

Southwest Bank of St. Louis
2301 South Kingshighway
St. Louis, MO 63110
Attention: Andrew S. Hereford

UMB Bank, N.A.
1010 Grand Avenue
Kansas City, MO 64106
Attention: Douglas F. Page

24885.9

Re: Pioneer Financial Services, Inc.

Ladies and Gentlemen:

You have requested our opinion as special counsel for Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), in connection with that certain Amended and Restated Senior Lending Agreement by and among the Banks and the Company. References herein to the "Agreement" are to such Amended and Restated Senior Lending Agreement, excluding any and all exhibits thereto. In connection therewith, we have examined:

1. The Agreement and the exhibits thereto;

2. One or more original notes (or photocopies of original notes) executed by the Company or purporting to be executed by the Company and payable to one of the Banks, each of which is substantially in the form of Exhibit A (Revolving Grid Note), Exhibit B (Amortizing Note), or Exhibit C (Single Pay Term Note) (collectively, the "Notes");

3. The articles of incorporation of the Company and all amendments thereto, and the by-laws of the Company and all amendments thereto; and

4. Such other documents as we have deemed necessary to render the opinions stated herein.

For convenience, the Agreement and the Notes are hereinafter collectively called the "Loan Documents".

Capitalized terms not defined herein have the meanings given them in the Agreement.

We have assumed, for purposes of this opinion: (a) that the Loan Documents have been duly authorized, executed and delivered on behalf of the Banks; (b) that each of the Banks has been duly organized and is validly existing under the laws of the jurisdiction of its organization, that each of the Banks has the power and authority to execute, deliver and comply with the provisions of the Loan Documents, that the persons signing the Loan Documents on behalf of each of the Banks have been duly authorized to do so by all necessary corporate action, and that the Loan Documents create legal, valid and binding obligations of each of the Banks; (c) that the proceeds of the Loan will be advanced to the Company in accordance with the Loan Documents; (d) the legal capacity of all natural persons, the genuineness of all signatures to all instruments referred to in this opinion, other than signatures of the Company on the Agreement, and the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies; (e) that the proceeds of the Loan will be used for business purposes only, and not for consumer, family or household purposes; (f) that the proceeds of the Loan will be used for a business purpose of the Company and not for the individual benefit of any person connected with the Company; (g) that all Subsidiary Revolving Grid Notes have been duly endorsed by the Company in blank and delivered to the Agent Bank; (h) that each of the Assignments of Note Payments from the Subsidiaries listed in paragraph numbered 5 below to the Company has been duly assigned and delivered by the Company to the Agent Bank; and (i) that financing statements describing the Assignments of Note Payments from each of the Subsidiaries naming the Agent Bank as secured party and the Company as debtor have been or will be duly filed in the offices of the offices of the Secretary of State of Missouri and the Director of Records of Jackson County, Missouri, at Kansas City.

We understand that possession of the notes, the payments on which are the subject of the various Assignments of Note Payments from the Subsidiaries to the Company, will not be delivered to either the Company or the Agent Bank at the time of execution of the Agreement, or thereafter unless subsequent to the declaration of an Event of Default under the Agreement the Company delivers such notes to the Agent Bank pursuant to the requirements of the Agreement.

We are of the opinion that:

1. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Missouri, and has the corporate power and authority to execute and deliver the Loan Documents and other documents to be executed pursuant to the Agreement or in connection with the Agreement;

2. To the best of our knowledge and belief, the Company is qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the ownership of its properties or the nature of its business requires qualification;

3. The execution and delivery of the Loan Documents and of all other documents to be executed pursuant to or in connection with the Loan Agreement have been duly authorized by all necessary corporate action, and are not in conflict with the

charter or bylaws of the Company or, to the best of our knowledge and belief, any material agreement binding upon the Company.

4. The Loan Documents constitute, or will constitute when executed and delivered, legal, valid and binding obligations of the Company.

5. Upon the making by each of the Banks of the loans contemplated by the Agreement, the Agent Bank will have a valid and perfected security interest in the Subsidiary Grid Notes and, upon the filing of the financing statements as aforesaid, in the following Assignments of Note Payments:

(a) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Colorado, Inc. to the Company

(b) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending, Inc., of Kansas to the Company

(c) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Louisiana, Inc. to the Company

(d) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending, Inc., a Nebraska Corporation, to the Company

(e) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Missouri, Inc. to the Company

(f) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Oklahoma, Inc. to the Company

(g) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Georgia, Inc. to the Company

(h) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Tennessee, Inc. to the Company

(i) Assignment of Note Payments dated June 1, 1994, from Pioneer Military Lending of Tennessee, Inc. to the Company

(j) Dated June 1, 1994, from Pioneer Military Lending of Washington, Inc., to the Company

(k) Dated September 14, 1994, from Pioneer Military Lending of Nevada, Inc., to the Company

(l) Dated September 14, 1994, from Military Acceptance Corporation of Nevada, to the Company

As of the date hereof, we have no knowledge of litigation or other proceedings pending or threatened against the Company of the kind referred to in paragraph 4 of Section II of the Agreement.

The foregoing opinion is subject to the qualifications that:

(i) we have not made any investigation of the title to any assets of the Company (and to the extent required for the opinions herein expressed, we have assumed that the Company has good and marketable title to the assets intended to be subject to the lien and security interest of the Banks) or of the filing or priority of the Security Documents, and we render no opinion with respect thereto;

(ii) our opinions are based upon the laws of the State of Missouri, and we express no opinion as to the law, or as to any matter which may be governed by the law, of any jurisdiction other than the State of Missouri;

(iii) unless, and except as, expressly stated in the above-numbered paragraphs, we express no opinion regarding the treatment of the transactions contemplated by any of the instruments referred to in this opinion under the securities laws or regulations of the United States, the State of Missouri or any other state;

(iv) we have assumed that the transactions contemplated by the instruments referred to in this opinion will be effected in the future in accordance with the terms thereof;

(v) the legality, validity and binding effect of the instruments referred to in this opinion may be limited by applicable laws relating to bankruptcy, insolvency, reorganization, equitable subordination, receivership, arrangement, fraudulent transfers, moratorium or redemption, by other laws relating to or affecting generally the enforcement of creditors' rights or the collection of debtors' obligations, or by the valid exercise of the sovereign powers of the United States or any other governmental entity;

(vi) the legality, validity and binding effect of any of the instruments referred to in this opinion, including but not limited to the enforceability of any and all rights of acceleration and rights of payment on demand contained therein, are subject to and may be affected by general principles of equity (regardless of whether enforcement is sought in proceedings in equity or at law), including the inherent authority of a court of equity to deny enforcement of any provision thereof on equitable grounds;

(vii) without limiting the generality of paragraph (vi), above, we express no opinion with respect to the availability of the remedy of specific performance or other remedies requiring the exercise of judicial discretion;

(viii) the instruments referred to in this opinion may be subject to an implied covenant of good faith and fair dealing, and the Banks' exercise of their rights thereunder may be limited by standards of commercial reasonableness;

(ix) certain provisions of the Loan Documents referred to in this opinion may be invalid, in whole or in part, but the inclusion of such provisions does not affect the overall validity of the Loan Documents;

(x) without limiting the generality of paragraph (ix), above, we express no opinion as to the validity of any provisions in the instruments referred to in this opinion which (a) provide for liquidated damages, an increased rate of interest or any other charge in the event of a default; (b) waive the right to notice of acceleration of the debt or of the sale of collateral; (c) authorize forcible entry on any property encumbered by the instruments, or other self-help remedies for default; (d) provide for the payment of a yield maintenance premium or other penalty upon a prepayment of a loan, whether by acceleration, realization upon collateral, voluntary prepayment or otherwise; (e) provide for repayment of any interest charge in excess of usury limitations; (f) purport to appoint one or more attorneys-in-fact for the

Company; (g) bind the Company to submit to the jurisdiction of any court; (h) waive the Company's right to trial by jury; or (i) disclaim any liability of the Banks to third parties;

(xi) the choice of Missouri law as the law governing the instruments referred to in this opinion may be limited by federal law to the extent that it preempts Missouri law;

(xii) the opinions stated herein are as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur;

(xiii) except as specifically set forth herein, we express no opinion as to the accuracy or completeness of any warranty or representation made in the instruments referred to in this opinion;

(xiv) this opinion relates solely to the matters explicitly addressed herein, and no opinion is implied or may be inferred with respect to any other matter; and

(xv) references herein to our "knowledge" and the "best of our knowledge", and other references herein of similar import, refer to the present, conscious and actual knowledge of lawyers in this firm currently engaged in providing services to the Company in connection with the instruments referred to in this opinion and the transactions contemplated thereby, and, except as otherwise stated in this opinion, shall not imply that we have conducted a general review of our files or made any inquiry or factual investigation (beyond the examination of documents specifically referred to herein) relating to the Company or that any other lawyers in this firm have been consulted with respect to their knowledge regarding any matter referred to herein.

This opinion is directed solely to the Banks and their counsel in connection with the transactions contemplated by the instruments referred to in this opinion, and may not be used, circulated, quoted, relied upon or referred to in connection with any transaction other than those contemplated by the Agreement or by any persons other than the Banks and their counsel without our prior written consent, except that any of the Banks may provide copies of this opinion to its auditors and attorneys and to regulatory authorities in connection with regulatory examinations.

Yours very truly,

LATHROP & GAGE L.C.

By:

Charles Frisbie

EXHIBIT M

Incorporated under the laws of the State of Missouri

PIONEER FINANCIAL SERVICES

Inc.

Junior Subordinated Debenture

Amount $________ NO. ______

For value received the Pioneer Financial Services, Inc. (hereinafter called Company) promises to pay at its Home Office in Kansas City, Missouri to the order of: ____________________

____

____

on the maturity date, together with the interest at the rate and when due, all as follows:

Issue Date	Amount	Term	Maturity Date	Interest Rate	Interest Due	Interest Payment

This Debenture is one of an authorized issue of Junior Subordinated Debentures to be issued by the Company. The name of the person to whom this Debenture shall be originally issued and the name of each transferee hereof shall be registered on the Books of the Company. No transfer hereof shall be valid unless made on the Company books as directed by the registered holder in person or by his duly authorized attorney. The registered holder hereof shall be deemed and treated as the owner hereof for all intents and purposes and the Company shall not, in any way, be affected by any notice to the contrary. The Company shall have the privilege of prepaying this instrument, without penalty or premium, upon 30 days prior written notice mailed or delivered to the registered holder hereof according to the records of the Company at holder's address on said records and no interest shall accrue after the prepayment date. If less than all of the outstanding Debentures are to be redeemed, the Debentures to be redeemed shall be determined by the Board of Directors of the Company.

This Debenture is issued subject to the following subordination provisions, and each person holding this Debenture whether upon original issue or transfer or renewal or assignment thereof, accepts and agrees to be bound by said provisions as follows, to wit:

The indebtedness evidenced by this Debenture, and any renewals or extensions thereof, shall be subordinate and junior in right of payment, in all respects, to all Superior Indebtedness (which shall mean all indebtedness of the Company for money borrowed which is not expressed to be subordinate or junior to any other indebtedness of the Company) and Subordinated Indebtedness (which shall mean all indebtedness of the Company for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness of the Company but not to any other indebtedness of the Company) or Series A Subordinated Indebtedness (which shall mean all indebtedness of the Company for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness and Subordinated Indebtedness of the Company but not to any other indebtedness of the Company) of the Company, whether outstanding at the date hereof or hereafter incurred. Without limiting the effect of the foregoing, "subordinate" and "junior" as used herein shall include within their meanings the following: (i) that in the event of any insolvency or bankruptcy proceedings, and in any receivership, liquidation, reorganization or other similar proceedings in connection therewith relative to the Company or its creditors or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy proceedings, than all principal and interest on all Superior Indebtedness and Subordinated Indebtedness and Series A Subordinated Indebtedness (hereinafter called Prior Debt) shall first be paid in full, or such payment be provided for, before any payment on account of principal or interest is made upon the indebtedness evidenced by this Debenture, and in any such proceedings any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in respect of this Debenture shall be paid or delivered directly to the holders of such Prior Debt for application in payment thereof, unless and until such Prior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for; provided, however, the foregoing provisions are subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred herein upon the Prior Debt and the holders thereof with respect to the junior subordinated indebtedness represented by this Debenture and the holders thereof by a lawful plan of reorganization under the applicable bankruptcy law; and (ii) in the event that this Debenture is for any reason declared due and payable by any holder or holders prior to its expressed maturity date (under circumstances when the provisions of the foregoing clause (i) shall not be applicable) and the holder of this Debenture shall be entitled to payment only after there shall first have been paid in full the Prior Debt outstanding at the time this Debenture so becomes due and payable because of such event of default, or such payment shall have been provided for. No present or future holder of Prior Debt shall be prejudiced in his right to enforce subordination of this Debenture by an act or failure to act on the part of the Company. The provisions of this section are solely for the purpose of defining the relative rights of the holders of Prior Debt on the one hand, and the holder of this Debenture on the other hand and nothing herein shall impair, as between the Company and the holder of any Debenture, the obligation of this Company which is unconditional and absolute, to pay to the holder thereof the principal and interest thereon in accordance with its terms, nor shall anything herein prevent the holder of this Debenture from exercising all remedies otherwise permitted by applicable law or hereunder upon default hereunder, subject to the rights, if any, under this section of holders of Prior Debt to receive cash, property or securities otherwise payable or deliverable to the holder of this Debenture.

Any one of the following shall constitute an event of default as to this Debenture: If the Company ceases doing business; if any installment of principal or interest on this Debenture is not paid within ten (10) days after written notice from the registered holder of such non-payment; or bankruptcy, reorganization or insolvency proceedings. If an event of default as herein defined occurs, the Company agrees to give the registered holder of this Debenture, upon request, the names and addresses of all registered Debenture holders.

This Debenture will automatically renew for additional terms ("Extension Term") each equal in length to the original term, unless and until the registered holder has requested payment in writing on or prior to a maturity date. Interest for each Extension Term shall accrue at the rate being offered by the Company on newly issued Debentures of like denomination and maturity at the time of commencement of such Extension Term. The Company reserves the right to issue and sell other Debentures having equal rank and priority with this Debenture.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed in its corporate name by its President or one of its Vice Presidents, and its corporate seal to be hereto affixed and attested by its Secretary or one of its Assistant Secretaries, this______th day of__________, 19____.

PIONEER FINANCIAL SERVICES

Attest____________________ By:____________________
President

(Seal)

173

Pioneer Financial Services, Inc.
4233 Roanoke Road
Kansas City, Missouri 64111

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ____________ Custodian ____________
(Cust) (Minor)
under Uniform Gifts to Minors Act of ____________
(State)

Additional abbreviations may also be used though not in the above list.

CERTIFICATE TRANSFERS AND REDEMPTIONS

FOR VALUE RECEIVED the undersigned hereby:

☐ Sells, assigns and transfers unto ____________________________
(Name and Address of Assignee, Including Zip Code, Must Be Printed or Typewritten)

____

the within Certificate, and all rights thereunder, hereby irrevocably constituting and appointing William D. Sullivan or Mary Owens or Shannon S. Spangler Attorney to transfer said Certificate on the books of the Custodian, with full power of substitution in the premises.

☐ Please Insert Social Security or Other Identifying Number of New Owner

☐ Permanently Changes the Name(s) or Registration

OLD NAME (Registration) : ____________________________

NEW NAME (Registration): ____________________________

☐ Redeems the within Certificate At Maturity Value

Please Send Check to: ____________________________

____

☐ Reinvests the maturity value of the within Certificate (Please complete and include an Offer to Purchase and Receipt Form for your new certificate.)

DATED: ____________

X ____________________________
Registered Owner

X ____________________________
Registered Owner

X ____________________________
Registered Owner

Subscribed and sworn to before me
this ____ day of ____________ 19____.

____________________________ (SEAL)
Notary Public My Commission Expires ____________

NOTICE: The signature must correspond with the name as it appears upon the face of the within Certificate in every particular, without alteration or enlargement or any change whatever.

ASSIGNMENT FOR LOAN

FOR VALUE RECEIVED the undersigned hereby certifies that this debenture has been assigned to:

____
(Name and Address of Assignee, Including Zip Code, Must Be Printed or Typewritten)

____

X ____________________________
Registered Owner

X ____________________________
Registered Owner

Subscribed and sworn to before me
this ____ day of ____________ 19____.

____________________________ (SEAL)
Notary Public My Commission Expires ____________

RELEASE OF ASSIGNMENT: The undersigned hereby releases the above described assignment and reassigns this debenture to the original named owner (s).

X ____________________________
Lending Institution

X ____________________________
Lending Institution

Subscribed and sworn to before me
this ____ day of ____________ 19____.

____________________________ (SEAL)
Notary Public My Commission Expires ____________

ASSIGNMENT OF NOTE PAYMENTS

This Assignment of Note Payments, made as of this 9th day of June, 1993, by Pioneer Military Lending of Georgia, Inc. ("Assignor") to Pioneer Financial Services, Inc. ("Assignee").

In consideration of the outstanding indebtedness of Assignor to Assignee and future loans which may be made by Assignee to Assignor, this Assignment is made to Assignee, and its successors and assigns, as security for the payment of all loans from Assignee to Assignor whether now or hereafter existing and for the performance and observance of all other obligations of the Assignor to the Assignee now existing or hereafter created. Assignor does hereby sell, assign, transfer and set over to Assignee, its successors and assigns, and grant a security interest to Assignee, its successors and assigns in all payments which are or may be due to Assignor from Assignor's customers, whether or not any of such obligations are evidenced by a promissory note, together with all of Assignor's rights to collect such payments at any time and from time to time hereafter. The acceptance of this Assignment and the collection of the payments and obligations of Assignor's customers shall not constitute a waiver of any rights of the Assignee to the provisions of any note given by Assignor to Assignee or any other document given by Assignor to Assignee which evidences any obligation of Assignor to Assignee. Before or after maturity, whether by acceleration or otherwise, of any note or other obligations of the Assignor to the Assignee, the Assignee, its successors or its assigns, may notify the customers of the Assignor which are obligated to make payments to the Assignor to make all such payments directly to the Assignee or to its successors or assigns, as the case may be. The Assignee, its successors and assigns, may enforce collection of any such payments by suit or otherwise and surrender, release or exchange all or any part of, or compromise, extend or renew for any period (whether or not longer than the original period) any indebtedness of such customers and an irrevocable power of attorney therefor is hereby granted to each of the Assignee and its successors and assigns.

Assignee, its successors and assigns, shall not in any way be responsible for the failure of the Assignor to perform any of the Assignor's obligations to its customers and Assignor hereby agrees to hold Assignee and its successors and assigns harmless from any such obligations, none of which are accepted by Assignee, its successors and assigns.

Assignor will, upon the request of Assignee or its successors or assigns, execute any and all other instruments and documents necessary to further carry these presents into effect or to accomplish any other purpose necessary or appropriate in connection with this Assignment.

The payment obligations of Assignor's customers to it and any and all notes or other documents evidencing the same shall not at any time be sold, assigned, transferred or set over by Assignor nor shall Assignor at any time allow the same to become subject to any lien or encumbrance except a lien or encumbrance in favor of Assignee or its successors or assigns.

Upon request, Assignor agrees to deliver into the possession of Assignee all notes and other documents evidencing all obligations of its customers to Assignor. The enforcement and implementation, both presently and prospectively, of this Assignment by Assignee, its successors and assigns, shall not, and Assignor hereby further covenants and agrees that the exercise of the rights of Assignee, its successors and assigns, under this Assignment shall in no manner, be dependent upon, affect, impair or restrict the rights of the Assignee, its successors and assigns, under any other document evidencing any obligations of Assignor to Assignee. This Assignment, together with all of the covenants and warranties herein contained, shall inure to the benefit of the Assignee, its successors and assigns, and Assignee may unconditionally assign all of its rights under this Assignment to any person or entity at any time without any prior notice to Assignor.

Upon any assignment of the rights of Assignee hereunder to any person or entity, any such person or entity receiving the assignment of all of Assignee's rights hereunder shall be entitled to unconditionally exercise all rights of Assignee hereunder and receive all benefits which Assignee was previously entitled to receive hereunder.

This Assignment may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed to be an original and all of which counterparts, when taken together, shall constitute but one and the same agreement.

This Assignment shall be deemed to be made under and shall be interpreted under the laws of the state of Missouri.

IN WITNESS WHEREOF, Assignor has caused this Assignment to be duly executed as of the day and year first written above.

ASSIGNOR

Pioneer Military Lending of Georgia, Inc.

By ____________________

Name: Thomas H. Holcom, Jr.

Title: President

The undersigned, Pioneer Financial Services, Inc. accepts the foregoing Assignment on the terms and conditions stated therein as of this 9th day of June, 1993.

ASSIGNEE

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By ____________________

Name: Wm. D. Sullivan

Title: President

Pioneer Financial Services, Inc. hereby assigns all of its rights hereunder as of this 9th day of June, 1993 to United Missouri Bank NA, Agent Bank pursuant to the terms of that certain Senior Lending Agreement dated June 9, 1993 to which it and certain financial institutions are parties.

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By ____________________

Name: Wm. D. Sullivan

Title: President

SUBSIDIARY REVOLVING GRID NOTE

$ 10,000,000.00 and interest June 9, 1993

PAYMENTS, DISBURSEMENTS AND INTEREST

FOR VALUE RECEIVED, the undersigned "Maker" promises to pay to the order of Pioneer Financial Services, Inc., a Missouri corporation, (hereinafter called "Lender"), at its main office, on demand, but if no demand is made then on June 30, 1996 the principal sum of Ten Million and no/100 Dollars or such other lesser amount as shall be noted on the Schedule of Disbursements and Payments of Principal included herein or attached hereto pursuant to the authority set forth herein, together with interest on the unpaid principal balance hereof from time to time outstanding from date(s) of disbursement(s) until paid, at the rate of nine percent per annum with all interest calculated and payable monthly in arrears, based on the month-end balance. Unless Lender, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder. This note shall bear interest after maturity, whether by reason of acceleration or otherwise, at a rate of interest equal to two percent (2%) in excess of the rate stated above until paid in full, and such interest shall be compounded annually if not paid annually. Any part of the outstanding principal balance hereof may be paid prior to maturity and if less than the full amount due hereunder is paid, the undersigned may from time to time until maturity receive, but the Lender has no commitment to make, further disbursements hereunder; provided, however, the aggregate amount of all principal amounts outstanding hereunder shall at no time exceed the face amount of this note; and provided further, that each and every disbursement made under this Subsidiary Revolving Grid Note shall be at the Lender's sole discretion. In the event the undersigned pays any part of the principal balance hereof prior to maturity or, in accordance with the terms hereof, receives any additional disbursements of principal hereunder, the principal amount due hereunder shall presumptively be the last amount stated to be the Unpaid Principal Balance of Note on the Schedule of Disbursements and Payments of Principal, and the undersigned hereby authorize(s) the Lender to make notations on the Schedule of Disbursements and Payments of Principal (or Lender's computer-generated grid) from time to time to evidence payments and disbursements hereunder.

COLLATERAL

The term "Collateral" as used herein includes (but without limitation) all of the property listed below now owned and hereafter acquired, all proceeds and products thereof, and all accessions thereto.

Description of Collateral: All cash, deposit accounts, notes receivable, accounts receivable, Assignment of Note Payments, reserve for loss and dealer reserve for loss.

GRANT OF SECURITY INTEREST

The Maker hereby grants to Lender a security interest in the Collateral and pledges and assigns the Collateral to Lender for the payment of all amounts due under this note, and all renewals and extensions thereof, and for the payment of all other present and future obligations to the holder, direct or contingent, secured or unsecured, whether or not due, of Maker (all of which amounts and obligations are hereinafter referred to as "Secured Obligations"), and Lender may accordingly retain the Collateral or any part thereof as security after the payment of all amounts due under this note. The Maker agrees to give to Lender upon Lender's request, from time to time, such other and further security as Lender, in its sole discretion, may deem necessary or appropriate, such additional security to become "Collateral" under the provisions hereof.

RIGHTS RESPECTING COLLATERAL

After maturity, the holder may (1) transfer all or any part of the Collateral into the name of the holder hereof or its nominee, with or without disclosing that such Collateral is subject to the lien and security interest hereunder; (2) notify the parties obligated on any of the Collateral to make payment to the holder hereof of any amounts due or to become due thereunder; (3) enforce collection of any of the Collateral by suit or otherwise and surrender, release or exchange all or any part thereof, or compromise, extend or renew for any period (whether or not longer than the original period) any indebtedness secured thereby; (4) take control of any proceeds of the Collateral; (5) endorse any Collateral in the name of Maker whenever, in the opinion of the holder, such endorsement may facilitate the handling of, or realization upon, the Collateral, and an irrevocable power of attorney therefor is hereby granted to the holder hereof; however, any such action must comply fully with the Assignment of Note Payments and Senior Lending Agreement executed by Lender if holder is other than Lender.

The Maker hereby agrees to take any and all steps necessary to preserve any rights in the Collateral against prior parties and the holder hereof shall not be bound to take any such steps. Notwithstanding any other provision herein, the Maker shall not give, transfer, sell, encumber or otherwise dispose of any of the Collateral, or any interest therein, without Lender's advance written consent.

ACCELERATION AND EVENTS OF DEFAULT

Without limitation on the demand maturity of this note, the holder may, without demand or notice of any kind, declare this note and any other of the Secured Obligations immediately due and payable in full at any time that the holder deems itself insecure for any reason whatsoever in respect of any Secured Obligation. Upon the occurrence of any of the following events of default: (1) failure of Maker to pay or perform any other obligation of the Maker; (2) dissolution of, or termination of existence of the Maker; (3) the failure of the Maker to pay debts as they mature; (4) appointment of a receiver of or for any part of the property of the Maker, an assignment for the benefit of creditors by the Maker; or the commencement of any proceedings under bankruptcy or insolvency laws by or against the Maker then this note and all other obligations of each of the Maker to the holder hereof shall immediately become due and payable in full without notice or demand; provided, however, that all such actions must be in accordance with Senior Lending Agreement dated June 9, 1993 among Lender and certain Banks therein listed if holder is other than Lender.

MISSOURI LAW

The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the laws of the State of Missouri.

COLLECTION EXPENSES

To the extent permitted by applicable law, the undersigned agrees to pay all expenses of the holder in collecting this note and enforcing rights respecting and realizing upon any of the Collateral, including reasonable attorneys' fees.

NO WAIVERS

Any failure by the holder hereof to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time and from time to time thereafter.

HEADINGS

All headings or titles appearing in this note are used as a matter of convenience only and shall not affect the interpretation of the provisions hereof.

ASSIGNMENT

Lender may assign this note together with all Collateral and all rights hereunder without notice to or consent of the undersigned.

PIONEER MILITARY LENDING OF GEORGIA, INC.

By: [signature]

Title: President

PIONEER FINANCIAL SERVICES, INC.

By [signature] June 9, 1993
William D. Sullivan, President

UNIFORM COMMERCIAL CODE FINANCING STATEMENT

FORM M-550
B & C INC
2820 ROE LANE
K.C. KS 66103

IMPORTANT—READ INSTRUCTIONS ON BACK BEFORE FILLING OUT FORM

This FINANCING STATEMENT is presented to a Filing Officer for filing pursuant to the Uniform Commercial Code:	No. of Additional Sheets Presented: 1	3. ☐ To be Recorded in Real Estate Records	Book: Page:

1. Debtor(s) (Last Name First) and Address(es):
Pioneer Financial Services, Inc.
a Missouri Corporation
4233 Roanoke Road
Kansas City, MO 64111-4076

2. Secured Party(ies): Name(s) Address(es):
United Missouri Bank, N.A.,
as agent for itself and various
other lenders
1010 Grand Avenue
Kansas City, MO 64106

4. For Filing Officer use only:

5. This Financing Statement Covers the Following Types (or Items) of Property:

General intangibles consisting of various Assignments of Note Payments more particularly described on Exhibit A attached hereto, and all proceeds thereof.

☐ Products of the Collateral are Also Covered.

6. Description of Real Estate:

7. Name(s) of Record Owner(s):

8. Assignee(s) of Secured Party and Address(es):

This statement is signed by the Secured Party instead of the Debtor to perfect a security interest in collateral:

(Please check appropriate box)
☐ already subject to a security interest in another jurisdiction when it was brought into this state, or when the debtor's location was changed to this state.
☐ which is proceeds of the original collateral described above in which a security interest was perfected. Proceeds should be described above.
☐ as to which the filing has lapsed.
☐ acquired after a change of name, identity or corporate structure of the debtor.

☐ The Debtor is a transmitting utility.

PIONEER FINANCIAL SERVICES, INC.

By [signature]
William D. Sullivan
Signature(s) of Debtor(s)

Use whichever signature line is applicable.

UNITED MISSOURI BANK, N.A.

By [signature]
Douglas F. Page, E.V.P.
Signature(s) of Secured Party(ies)

(1) FILING OFFICER COPY—ALPHABETICAL

Approved By: ROY D. BLUNT SECRETARY OF STATE

EXHIBIT A TO FINANCING STATEMENT

Pioneer Financial Services, Inc. Debtor

United Missouri Bank, N.A., Secured Party, as Agent for itself and certain other lenders.

Those certain Assignments of Note Payments dated as of June 9, 1993, to Debtor from the following named corporations and all rights contained therein:

Pioneer Military Lending of Colorado, Inc.

Pioneer Military Lending Inc. of Kansas

Pioneer Military Lending of Louisiana, Inc.

Pioneer Military Lending Inc. a Nebraska Corporation

Pioneer Military Lending of Missouri, Inc.

Pioneer Military Lending of Oklahoma, Inc.

Pioneer Military Lending of Georgia, Inc.

Pioneer Military Lending of Tennessee, Inc.

LAW OFFICES
LATHROP & GAGE L.C.

2345 GRAND BOULEVARD
KANSAS CITY, MISSOURI 64108-2684
(816) 292-2000

FAX NUMBERS:
MISSOURI (816) 292-2001
KANSAS (913) 451-0875

1050/40 CORPORATE WOODS
9401 INDIAN CREEK PARKWAY
OVERLAND PARK, KANSAS 66210-2007
(913)451-0820

February 6, 1996

Bank of Boston
100 Federal Street - Box 2016
Dept. 01-13-01
Boston, Mass. 02106-2016
Attn: Gunther E. Fritze
Director Financial Institution

Boatmen's First National Bank
of Kansas City
14 W. 10th Street
P.O. Box 419038
Kansas City, Missouri 64183
Attn: Thomas J. Butkus
Vice President

First National Bank of Kansas
4650 College Blvd.
Overland Park, Kansas 66211
Attn: Craig A. Shy

LaSalle National Bank
120 South LaSalle Street
Chicago, Illinois 60603
Attn: Terry Keating

Liberty Bank and Trust Company
of Oklahoma City,
National Association
100 North Broadway
P.O. Box 25848
Oklahoma City, OK 73125
Attention: Laura
Christofferson

Mercantile Bank of Kansas City
1101 Walnut
P.O. Box 41947
Kansas City, Missouri 64141
Attention: Mike Corless

NBD Bank
611 Woodward Avenue
Detroit, Michigan 48226
Attn: Daniel J. Clarke
Vice President

Southwest Bank of St. Louis
2301 South Kingshighway
St. Louis, MO 63110
Attention: Andrew S. Hereford

UMB Bank, N.A.
1010 Grand Avenue
Kansas City, MO 64106
Attention: Douglas F. Page

Re: Pioneer Financial Services, Inc.

Ladies and Gentlemen:

You have requested our opinion as special counsel for Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), in connection with that certain Amended and Restated Senior Lending Agreement by and among the Banks and the Company. References herein to the "Agreement" are to such Amended and Restated Senior Lending Agreement, excluding any and all exhibits thereto. In connection therewith, we have examined:

1. The Agreement and the exhibits thereto;

2. One or more original notes (or photocopies of original notes) executed by the Company or purporting to be executed by the Company and payable to one of the Banks, each of which is substantially in the form of Exhibit A (Revolving Grid Note), Exhibit B (Amortizing Note), or Exhibit C (Single Pay Term Note) (collectively, the "Notes");

3. The articles of incorporation of the Company and all amendments thereto, and the by-laws of the Company and all amendments thereto; and

4. Such other documents as we have deemed necessary to render the opinions stated herein.

For convenience, the Agreement and the Notes are hereinafter collectively called the "Loan Documents".

Capitalized terms not defined herein have the meanings given them in the Agreement.

We have assumed, for purposes of this opinion: (a) that the Loan Documents have been duly authorized, executed and delivered on behalf of the Banks; (b) that each of the Banks has been duly organized and is validly existing under the laws of the jurisdiction of its organization, that each of the Banks has the power and authority to execute, deliver and comply with the provisions of the Loan Documents, that the persons signing the Loan Documents on behalf of each of the Banks have been duly authorized to do so by all necessary corporate action, and that the Loan Documents create legal, valid and binding obligations of each of the Banks; (c) that the proceeds of the Loan will be advanced to the Company in accordance with the Loan Documents; (d) the legal capacity of all natural persons, the genuineness of all signatures to all instruments referred to in this opinion, other than signatures of the Company on the Agreement, and the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as copies; (e) that the proceeds of the Loan will be used for business purposes only, and not for consumer, family or household purposes; (f) that the proceeds of the Loan will be used for a business purpose of the Company and not for the individual benefit of any person connected with the Company; (g) that all Subsidiary Revolving Grid Notes have been duly endorsed by the Company in blank and delivered to the Agent Bank; (h) that each of the Assignments of Note Payments from the Subsidiaries listed in paragraph numbered 5 below to the Company has been duly assigned and delivered by the Company to the Agent Bank; and (i) that financing statements describing the Assignments of Note Payments from each of the Subsidiaries naming the Agent Bank as secured party and the Company as debtor have been or will be duly filed in the offices of the offices of the Secretary of State of Missouri and the Director of Records of Jackson County, Missouri, at Kansas City.

We understand that possession of the notes, the payments on which are the subject of the various Assignments of Note Payments from the Subsidiaries to the Company, will not be delivered to either the Company or the Agent Bank at the time of execution of the Agreement, or thereafter unless subsequent to the declaration of an Event of Default under the Agreement the Company delivers such notes to the Agent Bank pursuant to the requirements of the Agreement.

We are of the opinion that:

1. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Missouri, and has the corporate power and authority to execute and deliver the Loan Documents and other documents to be executed pursuant to the Agreement or in connection with the Agreement;

2. To the best of our knowledge and belief, the Company is qualified to do business as a foreign corporation and is in good standing in every jurisdiction where the ownership of its properties or the nature of its business requires qualification;

3. The execution and delivery of the Loan Documents and of all other documents to be executed pursuant to or in connection with the Loan Agreement have been duly authorized by all necessary corporate action, and are not in conflict with the

charter or bylaws of the Company or, to the best of our knowledge and belief, any material agreement binding upon the Company.

4. The Loan Documents constitute, or will constitute when executed and delivered, legal, valid and binding obligations of the Company.

5. Upon the making by each of the Banks of the loans contemplated by the Agreement, the Agent Bank will have a valid and perfected security interest in the Subsidiary Grid Notes and, upon the filing of the financing statements as aforesaid, in the following Assignments of Note Payments:

(a) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Colorado, Inc. to the Company

(b) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending, Inc., of Kansas to the Company

(c) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Louisiana, Inc. to the Company

(d) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending, Inc., a Nebraska Corporation, to the Company

(e) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Missouri, Inc. to the Company

(f) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Oklahoma, Inc. to the Company

(g) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Georgia, Inc. to the Company

(h) Assignment of Note Payments dated June 9, 1993, from Pioneer Military Lending of Tennessee, Inc. to the Company

(i) Assignment of Note Payments dated June 1, 1994, from Pioneer Military Lending of Tennessee, Inc. to the Company

(j) Assignment of Note Payments dated June 1, 1994, from Pioneer Military Lending of Washington, Inc., to the Company

(k) Assignment of Note Payments dated September 14, 1994, from Pioneer Military Lending of Nevada, Inc., to the Company

(l) Assignment of Note Payments dated September 14, 1994, from Military Acceptance Corporation of Nevada, to the Company

As of the date hereof, we have no knowledge of litigation or other proceedings pending or threatened against the Company of the kind referred to in paragraph 4 of Section II of the Agreement.

The foregoing opinion is subject to the qualifications that:

(i) we have not made any investigation of the title to any assets of the Company (and to the extent required for the opinions herein expressed, we have assumed that the Company has good and marketable title to the assets intended to be subject to the lien and security interest of the Banks) or of the filing or priority of the Security Documents, and we render no opinion with respect thereto;

(ii) our opinions are based upon the laws of the State of Missouri, and we express no opinion as to the law, or as to any matter which may be governed by the law, of any jurisdiction other than the State of Missouri;

(iii) unless, and except as, expressly stated in the above-numbered paragraphs, we express no opinion regarding the treatment of the transactions contemplated by any of the instruments referred to in this opinion under the securities laws or regulations of the United States, the State of Missouri or any other state;

(iv) we have assumed that the transactions contemplated by the instruments referred to in this opinion will be effected in the future in accordance with the terms thereof;

(v) the legality, validity and binding effect of the instruments referred to in this opinion may be limited by applicable laws relating to bankruptcy, insolvency, reorganization, equitable subordination, receivership, arrangement, fraudulent transfers, moratorium or redemption, by other laws relating to or affecting generally the enforcement of creditors' rights or the collection of debtors' obligations, or by the valid exercise of the sovereign powers of the United States or any other governmental entity;

(vi) the legality, validity and binding effect of any of the instruments referred to in this opinion, including but not limited to the enforceability of any and all rights of acceleration and rights of payment on demand contained therein, are subject to and may be affected by general principles of equity (regardless of whether enforcement is sought in proceedings in equity or at law), including the inherent authority of a court of equity to deny enforcement of any provision thereof on equitable grounds;

(vii) without limiting the generality of paragraph (vi), above, we express no opinion with respect to the availability of the remedy of specific performance or other remedies requiring the exercise of judicial discretion;

(viii) the instruments referred to in this opinion may be subject to an implied covenant of good faith and fair dealing, and the Banks' exercise of their rights thereunder may be limited by standards of commercial reasonableness;

(ix) certain provisions of the Loan Documents referred to in this opinion may be invalid, in whole or in part, but the inclusion of such provisions does not affect the overall validity of the Loan Documents;

(x) without limiting the generality of paragraph (ix), above, we express no opinion as to the validity of any provisions in the instruments referred to in this opinion which (a) provide for liquidated damages, an increased rate of interest or any other charge in the event of a default; (b) waive the right to notice of acceleration of the debt or of the sale of collateral; (c) authorize forcible entry on any property encumbered by the instruments, or other self-help remedies for default; (d) provide for the payment of a yield maintenance premium or other penalty upon a prepayment of a loan, whether by acceleration, realization upon collateral, voluntary prepayment or otherwise; (e) provide for repayment of any interest charge in excess of usury limitations; (f) purport to appoint one or more attorneys-in-fact for the Company; (g) bind the Company to submit to the jurisdiction of any court; (h) waive the Company's right to trial by jury; or (i) disclaim any liability of the Banks to third parties;

(xi) the choice of Missouri law as the law governing the instruments referred to in this opinion may be limited by federal law to the extent that it preempts Missouri law;

(xii) the opinions stated herein are as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention or any changes in laws which may hereafter occur;

(xiii) except as specifically set forth herein, we express no opinion as to the accuracy or completeness of any warranty or representation made in the instruments referred to in this opinion;

(xiv) this opinion relates solely to the matters explicitly addressed herein, and no opinion is implied or may be inferred with respect to any other matter; and

(xv) references herein to our "knowledge" and the "best of our knowledge", and other references herein of similar import, refer to the present, conscious and actual knowledge of lawyers in this firm currently engaged in providing services to the Company in connection with the instruments referred to in this opinion and the transactions contemplated thereby, and, except as otherwise stated in this opinion, shall not imply that we have conducted a general review of our files or made any inquiry or factual investigation (beyond the examination of documents specifically referred to herein) relating to the Company or that any other lawyers in this firm have been consulted with respect to their knowledge regarding any matter referred to herein.

This opinion is directed solely to the Banks and their counsel in connection with the transactions contemplated by the instruments referred to in this opinion, and may not be used, circulated, quoted, relied upon or referred to in connection with any transaction other than those contemplated by the Agreement or by any persons other than the Banks and their counsel without our prior written consent, except that any of the Banks may provide copies of this opinion to its auditors and attorneys and to regulatory authorities in connection with regulatory examinations.

Yours very truly,

LATHROP & GAGE L.C.

By: Charles Frisbie

Charles Frisbie

CF:jls

24885.10

EXHIBIT 3.4

First Amendment to Amended and Restated Senior Lending Agreement dated January 26, 1998, between the Company and various banks named therein

FIRST AMENDMENT TO AMENDED AND RESTATED SENIOR LENDING AGREEMENT

This First Amendment to that certain Amended and Restated Senior Lending Agreement dated as of March 1, 1996 by and between Pioneer Financial Services, Inc. ("Pioneer"), UMB Bank, n.a. ("UMB"), Mercantile Bank (formerly Mercantile Bank of Kansas City) ("Mercantile"), Bank of Boston ("Boston"), Bank of Oklahoma ("BOK"), First National Bank of Kansas ("Kansas"), LaSalle National Bank ("LaSalle"), Liberty Bank & Trust Company of Oklahoma City, n.a. ("Liberty"), NBD Bank ("NBD") and Southwest Bank of St. Louis ("Southwest"), all of UMB, Mercantile, Boston, BOK, Kansas, LaSalle, Liberty, NBD and Southwest being hereinafter referred to collectively as "Banks," is made by and between Pioneer and the Banks as of this 26th day of January, 1998.

WHEREAS, Pioneer and each of the Banks desire to amend the before-described Amended and Restated Senior Lending Agreement which was dated as of March 1, 1996 (the "Lending Agreement"); and

WHEREAS, Pioneer is willing to confirm that all provisions of such before-described Lending Agreement and of all notes, documents evidencing or confirming the grant of liens and security interests and all other related documents, except as otherwise expressly amended by this Agreement, shall remain in full force and effect; and

WHEREAS, Pioneer and each of the Banks desire that all existing and future extensions of credit by any of the Banks to Pioneer be subject to the terms and conditions of the before-described Lending Agreement as amended by the terms hereof.

NOW, THEREFORE, in consideration of the mutual agreements of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. The last paragraph of paragraph 3 of Section III of the Lending Agreement by and between the parties hereto (the "Agreement") is hereby deleted in its entirety. Such deleted paragraph read as follows:

> "Notwithstanding anything stated in this paragraph 3 of Section III to the contrary, in the event of the increase in the ratio referred to in paragraph 6 of Section VIII, the interest rate payable on all indebtedness evidenced by Revolving Grid Notes then outstanding hereunder and on all indebtedness incurred thereafter which is evidenced by Revolving Grid Notes, Amortizing Notes and Single-Pay Term Notes shall automatically be increased by 25 basis points at all times such ratio is at least 6.5:1 but less than 7.5:1 and shall be increased by an additional 25 basis points at all times such ratio equals or exceeds 7.5:1."

2. Paragraph 6 of Section VIII is hereby amended in its entirety to read as follows:

> "6. Consolidated Total Indebtedness/Total Required Capital Ratio. Pioneer will at no time permit the ratio of Consolidated Total Indebtedness to Consolidated Total Required Capital to exceed 8.5:1."

3. Paragraph 8 of Section VIII is hereby amended in its entirety to read as follows:

> "8. Delinquency Adjusted Leverage Ratio. Pioneer will at no time permit the ratio of Consolidated Total Indebtedness to Adjusted Capital to exceed 9.0:1."

4. The Compliance Certificate set forth as Exhibit G to the Lending Agreement is hereby amended by changing the ratio for line (3) in the column entitled "PERMITTED" for the section entitled "REQUIREMENTS AND LIMITATIONS" from 8 to 1 to 8.5 to 1 and by changing the ratio for line (4) in the same column and section from 8.5 to 1 to 9.0 to 1.

5. All terms and conditions of the Lending Agreement and of all notes executed pursuant thereto and all documents executed in connection therewith not expressly amended hereby shall remain in full force and effect as if this Amendment had not been enacted.

6. Statutory Statement, Disclosure Required by Mo. Rev. Stat. § 432.045.

ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU, PIONEER, AND US, THE BANKS, FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Amended and Restated Senior Lending Agreement as of this 26th day of January, 1998.

PIONEER FINANCIAL SERVICES, INC.

By: [signature]
Name: William D. Sullivan
Title: President

LIBERTY BANK & TRUST COMPANY OF OKLAHOMA CITY, national association

By: [signature]
Name: Mark E. Demos
Title: Sr Vice President

BANK OF BOSTON

By: [signature]
Name: Mary Beth Parker
Title: Vice President

NBD BANK

By: [signature]
Name: Kyle Freimuth
Title: Asst. vice president

FIRST NATIONAL BANK OF KANSAS

By: [signature]
Name: Jesse H. West
Title: Vice President

UMB BANK, N.A.

By: [signature]
Name: Douglas F. Page
Title: Executive Vice President

BANK OF OKLAHOMA

By: [signature]
Name: Laura Christofferson
Title: V.P.

MERCANTILE BANK (formerly Mercantile Bank of Kansas City)

By: [signature]
Name: Mark Degnend
Title: Sr VP

LA SALLE NATIONAL BANK

By: [signature]
Name: BEN SCHREINER
Title: LOAN OFFICER

SOUTHWEST BANK OF ST. LOUIS

By: [signature]
Name: Andrew S. Hereford
Title: Vice President

EXHIBIT 3.5

Second Amendment to Amended and Restated Senior Lending Agreement dated March 31, 2000, between the Company and various banks named therein

SECOND AMENDMENT TO AMENDED AND RESTATED SENIOR LENDING AGREEMENT

This Second Amendment to that certain Amended and Restated Senior Lending Agreement dated as of March 1, 1996, as amended by First Amendment dated as of January 26, 1998, by and between Bank of Oklahoma ("BOK"), Bank One, Oklahoma, N.A. ("Bank One"), First National Bank of Kansas ("Kansas"), LaSalle Bank National Association ("LaSalle"), Mercantile Bank (formerly Mercantile Bank of Kansas City) ("Mercantile"), Pioneer Financial Services, Inc. ("Pioneer"), Southwest Bank of St. Louis ("Southwest"), UMB Bank, n.a. ("UMB"), and Union Bank of California, N.A. ("Union"), all of BOK, Bank One, Kansas, LaSalle, Mercantile, Southwest, UMB and Union being hereinafter referred to collectively as "Banks", is made by and between Pioneer and the Banks as of this 31st day of March, 2000.

WHEREAS, Pioneer and each of the Banks desire to amend the before-described Amended and Restated Senior Lending Agreement which was dated as of March 1, 1996 and was previously amended as of January 26, 1998 (the "Lending Agreement"); and

WHEREAS, Pioneer is willing to confirm that all provisions of such before-described Lending Agreement and of all notes, documents evidencing or confirming the grant of liens and security interests and all other related documents, except as otherwise expressly amended by this Agreement, shall remain in full force and effect; and

WHEREAS, Pioneer and each of the Banks desire that all existing and future extensions of credit by any of the Banks to Pioneer be subject to the terms and conditions of the before-described Lending Agreement as previously amended and as amended by the terms hereof.

NOW, THEREFORE, in consideration of the mutual agreements of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1. Paragraph number 6 of Section VIII entitled, "Consolidated Total Indebtedness/Total Required Capital Ratio" is hereby deleted in its entirety.
2. Paragraph number 8 of Section VIII entitled, "Delinquency Adjusted Leverage Ratio" is hereby deleted in its entirety.
3. The number in paragraph 5 of Section VIII of ". . . Four Million Five Hundred Thousand Dollars ($4,500,000) . . ." is hereby changed to ". . . Nine Million Dollars ($9,000,000) . . ." and the date of ". . . September 30, 1992 . . ." in that same paragraph is changed to ". . . September 30, 1999. . .".
4. The second sentence of paragraph 1 of Section III is hereby deleted in its entirety and replaced with the following: "Unless any of the Banks gives written notice of their objection to the other Banks and to Pioneer prior to December 31 of any calendar year commencing with 1997, the term of this Agreement shall be automatically extended to March 1 of the year immediately succeeding the year this Agreement

would otherwise terminate." The word "then" is hereby inserted immediately prior to the term "existing term" in the third sentence of paragraph 1 of Section III of the Agreement.

5. Paragraph 12(D) of Section I is hereby amended in its entirety to read as follows: "A material breach by Pioneer of any covenant, obligation or requirement contained in Section IX of this Agreement and in Section VIII of this Agreement, except Paragraphs 4, 5, 6, 7, 8 and 9 of Section VIII, and failure of Pioneer after receipt from the Banks of written notice pursuant to Section X.2(a) hereof specifying the same, to perform any such covenant, obligation or requirement;"

6. Paragraph 1 of Section XIV is hereby amended in its entirety to read as follows:

1. Notices. All notices hereunder shall, unless otherwise specified herein, or unless any party hereto shall subsequently give written notice to the others specifying some other address, be deemed to be given when actually received, or if mailed, three (3) Business Days after being deposited postage prepaid in the United States mail, certified mail return receipt requested, addressed to the other parties hereto at their respective present mailing addresses which are:

First National Bank of Kansas
4650 College Boulevard
Overland Park, Kansas 66211
Attention: Jesse West

LaSalle Bank National Association
135 South LaSalle Street, Room 362
Chicago, Illinois 60603
Attention: Terry Keating

Bank One, Oklahoma, N.A.
100 North Broadway
P.O. Box 25848
Oklahoma City, Oklahoma 73125
Attention: Mark C. Demos

Mercantile Bank
6333 Long
Shawnee, KS 66216
Attention: Tom Butkus

Bank of Oklahoma, N.A.
P.O. Box 24128
Bank of Oklahoma Plaza
Oklahoma City, OK 73124
Attention: Laura Christofferson

Pioneer Financial Services, Inc.
4233 Roanoke Road
Kansas City, Missouri 64111
Attention: Thomas H. Holcom, Jr.

Southwest Bank of St. Louis
2301 South Kingshighway
St. Louis, Missouri 63110
Attention: Andrew S. Hereford

UMB Bank, N.A.
1010 Grand Avenue
Kansas City, Missouri 64106
Attention: Douglas F. Page

Union Bank of California, N.A.
350 California Street, 6th Floor
San Francisco, CA 94104
Attention: Donald H. Rubin

7. The references in paragraph 1 of Section X to paragraphs 13(a), 13(c), 13(e), and 13(g) of Section I are hereby changed to references to paragraphs 12(a), 12(c), 12(e), and 12(g) of Section I.
8. The reference in Section XII to paragraph 13 of Section I is hereby changed to reference paragraph 12 of Section I.
9. In paragraph 12 of Section XIV, the phrase ". . . to the Senior Lending Agreement between Pioneer and the Banks dated as of June 9, 1993 . . ." is hereby changed to read ". . . to the Amended and Restated Senior Lending Agreement between Pioneer and the Banks dated as of March 1, 1996. . .".
10. Exhibits A through I and K through M to the Lending Agreement are hereby amended in their entirety and replaced with the form of Exhibits A through I and K through M attached hereto and incorporated herein by reference.
11. All terms and conditions of the Lending Agreement and of all notes executed pursuant thereto and all documents executed in connection therewith not expressly amended hereby shall remain in full force and effect as if this Amendment had not been enacted.
12. Statutory Statement Disclosure Required by Mo. Rev. Stat. § 432.045.
ORAL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ENFORCING REPAYMENT OF A DEBT, INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ENFORCEABLE. TO PROTECT YOU, PIONEER, AND US, THE BANKS, FROM MISUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE CONTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT BETWEEN US, EXCEPT AS WE MAY LATER AGREE IN WRITING TO MODIFY IT.

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment to Amended and Restated Senior Lending Agreement as of this 31 day of March, 2000.

PIONEER FINANCIAL SERVICES, INC.

By: ______________________________
Name: William D. Sullivan
Title: President

UMB BANK, n.a.

By: ______________________________
Name: Douglas F. Page
Title: Executive Vice President

FIRST NATIONAL BANK OF KANSAS

By: ______________________________
Name: ______________________________
Title: ______________________________

BANK ONE, OKLAHOMA, N.A.

By: ______________________________
Name: ______________________________
Title: ______________________________

BANK OF OKLAHOMA

By: ______________________________
Name: ______________________________
Title: ______________________________

MERCANTILE BANK

By: ______________________________
Name: ______________________________
Title: ______________________________

LASALLE BANK NATIONAL ASSOCIATION

By: ______________________________
Name: ______________________________
Title: ______________________________

SOUTHWEST BANK OF ST. LOUIS

By: ______________________________
Name: ______________________________
Title: ______________________________

UNION BANK OF CALIFORNIA, N.A.

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT A

SECURED
REVOLVING GRID NOTE
PIONEER FINANCIAL SERVICES, INC.

$____________ and interest ______________, _______

On Demand, for value received, Pioneer Financial Services, Inc., a Missouri Corporation, promises to pay to ________________________ (hereinafter called "Bank") or to its order at its main office, in twelve (12) equal monthly principal payments, the principal sum of the lesser of: (i) ______________________________ dollars; or (ii) the unpaid principal amount of all advances made by Bank; together with interest on all principal amounts outstanding hereunder from time to time, from date(s) of disbursement(s) until paid, at the rate of the Bank's ________________ per annum (365 day year), adjusted daily, with all accrued interest payable monthly in arrears on the 10th day of each month. The first installment of principal shall commence on the 10th day of the month following 30 days after demand was made on Maker.

"Collateral" as used herein shall mean all notes payable to Maker by any and all of its Subsidiaries which are listed on Exhibit D attached to the Senior Lending Agreement described below and all other Subsidiaries as otherwise defined in said Agreement, and all payments due such Subsidiaries from their customers which have been assigned to Maker by such Subsidiaries pursuant to an Assignment of Note Payments described below.

The undersigned Maker hereby grants to Bank a security interest in the Collateral for the payment of all amounts due under this note and for the payment of all other present and future obligations to the Bank incurred pursuant to the Senior Lending Agreement described below.

If any of said installments, or any part thereof, is not paid when due and remains unpaid after proper notice thereof is given by Bank to Maker, then the entire indebtedness then remaining unpaid shall, at the option of the holder hereof, and without notice of demand, become immediately due and payable, subject to the terms of the Senior Lending Agreement described below. Any amount not paid shall thereafter bear interest until paid at the rate hereinbefore specified, plus two percent per annum. Unless Bank, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder. Any part of the outstanding principal balance hereof may be paid prior to Demand without penalty, and if less than the principal sum stated above is outstanding, the undersigned, may from time to time until Demand receive, but the Bank has no commitment to make, further disbursements hereunder; provided, however, the aggregate amount of all principal amounts outstanding hereunder shall at no time exceed the face amount of this note; and provided further, that each and every disbursement made under this Revolving Grid Note shall be at the Bank's sole discretion. All advances made by Bank to the undersigned and all principal and interest payments thereon shall be recorded on the Schedule of Disbursements and Payments of Principal; provided, however, that the failure to make such notation shall not affect the obligation of the undersigned Maker to repay the outstanding principal amount of, together with interest on, any advances made by the Bank to the undersigned Maker pursuant to the Senior Lending Agreement described below; and Bank is hereby unilaterally authorized to make such notations thereon. The amounts recorded shall be presumptive evidence of the outstanding principal balance of this Revolving Promissory Note.

This Note is the "Note" referred to in the "Credit Facility Letter" dated ______________, _________, and is one of the Revolving Grid Notes referred to in the Amended and Restated Senior Lending Agreement dated March 31, 2000, among Maker, the Bank, and certain other financial institutions.

PIONEER FINANCIAL SERVICES, INC.
a Missouri Corporation (Maker)

By:________________________________

4233 Roanoke Road
Kansas City, MO 64111-4076
Tax Identification No. 44-0607504

Note No. _______

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

DATE	DATE INTEREST PAID TO	INTEREST RATE	INTEREST PAID	AMOUNT OF PRINCIPAL DISBURSEMENT	AMOUNT OF PRINCIPAL PAYMENT	UNPAID PRINCIPAL BALANCE	DISBURSEMENT APPROVED BY

WA 537379.1

EXHIBIT B

SECURED AMORTIZING NOTE
PIONEER FINANCIAL SERVICES, INC.
SENIOR NOTE

$ __________________________ and interest __________________, __________

FOR VALUE RECEIVED, PIONEER FINANCIAL SERVICES, INC. promises to pay _______________ (Bank) at its main office, or to its order, the principal sum of ______________________________ Dollars, together with interest on the unpaid principal balance from the date of this note until paid, at the rate of _____ percent per annum. This note shall be payable as follows: (i) For the period commencing with the date of this note and extending to __________, accrued interest only (360 day year) is payable monthly at the above rate, on the 10th day of each month, and (ii) for the period commencing _____________, principal and interest (360 day year) shall be payable, in ________ consecutive monthly installments of ____________________ Dollars ($__________) each, the first to become due on __________ and on the 10th day of each month thereafter until the indebtedness evidenced by this note is fully paid; provided, however, the final maturity date of this note shall be _____________. Any amount not paid when due shall thereafter bear interest until paid at the rate herein before specified, plus two percent annum. Unless Bank, in its sole discretion, may from time to time otherwise direct, all payment shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder.

"Collateral" as used herein shall mean all notes payable to Maker by any and all of its Subsidiaries which are listed on Exhibit D attached to the Senior Lending Agreement described below and all other Subsidiaries as otherwise defined in said Agreement, and all payments due such Subsidiaries from their customers which have been assigned to Maker by such Subsidiaries pursuant to an Assignment of Note Payments described below.

The undersigned Maker hereby grants to Bank a security interest in the Collateral for the payment of all amounts due under this note and for the payment of all other present and future obligations to the Bank incurred pursuant to the Senior Lending Agreement described below.

The Maker will not prepay more than two scheduled payments of the principal amount of this note, unless the Net Receivables owned by the Maker at the end of any month are less than 70 percent of the greatest amount of net consolidated Net Receivables outstanding at any quarter end during the term of this note, except as otherwise provided under the provisions of paragraph 1 of Section III of the Amended and Restated Senior Lending Agreement dated March 31, 2000.

This Note is the "Note" referred to in the "Credit Facility Letter" dated __________, _______, and is one of the Amortizing Notes referred to in the Amended and Restated Senior Lending Agreement dated March 31, 2000, among Maker, the Bank, and certain other financial institutions.

PIONEER FINANCIAL SERVICES, INC.
a Missouri Corporation (Maker)

By:____________________________________

4233 Roanoke Road
Kansas City, MO 64111-4076
Tax Identification No. 44-0607504

Note No. ________

EXHIBIT C

SECURED SINGLE PAY TERM NOTE
PIONEER FINANCIAL SERVICES, INC.

$ ________________________ and interest ________________, __________

FOR VALUE RECEIVED, PIONEER FINANCIAL SERVICES, INC., a Missouri corporation, promises to pay to ________________________ (herein the "Bank"), or order, on the Single Pay Note Expiry Date shown in the Credit Facility Letter described below, the principal amount of ____($______________) or such lesser aggregate amount of advances as have been made by Bank pursuant to the Credit Facility Letter described below and which remain outstanding, which amount shall be due and payable in lawful money of the United States of America in immediately available funds. Maker further promises to pay interest and principal when due, to the Bank at the Bank's office located at ____________________ or such other office of the Bank as the Bank may direct in writing.

The undersigned further promises to pay interest on the unpaid principal balance from the date hereof until paid in full at the rates and at the times as follows:

An advance will bear interest ______________________, as determined by the Bank (on the bases of a 365 day year), in its sole discretion for fixed periods selected by the Maker (but not to exceed the Expiry Date). Interest is payable monthly in arrears on the tenth day of each month, or on the date of any payment or part payment of any advance. Any amount which is not paid when due hereunder shall bear interest until paid in full at the Bank's prime rate of interest plus two percent per annum.

"Collateral" as used herein shall mean all notes payable to Maker by any and all of its Subsidiaries which are listed on Exhibit D attached to the Senior Lending Agreement described below and all other Subsidiaries as otherwise defined in said Agreement, and all payments due such Subsidiaries from their customers which have been assigned to Maker by such Subsidiaries pursuant to an Assignment of Note Payments described below.

The undersigned Maker hereby grants to Bank a security interest in the Collateral for the payment of all amounts due under this note and for the payment of all other present and future obligations to the Bank incurred pursuant to the Senior Lending Agreement described below.

All advances made by the Bank to the undersigned pursuant to the Credit Facility Letter and all payments and prepayments made on account of the principal balance hereon may be recorded by the Bank on the schedule annexed hereto; provided, however, that the failure to make a notation shall not affect the obligation of the undersigned hereunder with respect to payments or principal or interest on this Note and provided, further, that Bank shall provide a written notice and photocopy of such notations simultaneously to Maker.

The Maker may only prepay an advance at the end of the applicable fixed period except as otherwise provided herein and except as otherwise provided under the provisions of paragraph 1 of Section III of the Amended and Restated Senior Lender Agreement dated March 31, 2000. In the event that the Maker does repay an advance on a day other than the last day of a fixed period, the Maker shall promptly reimburse the Bank for all reasonably demonstrated losses and expenses incurred in liquidating or employing deposits obtained from third parties to make or maintain the advance or any part thereof. Amounts which are repaid may be re-borrowed, subject to the terms and conditions of the Credit Facility Letter.

This Note is the "Note" referred to in the "Credit Facility Letter" dated __________, _______, and is one of the Single Pay Term Notes referred to in the Amended and Restated Senior Lending Agreement dated March 31, 2000, among Maker, the Bank, and certain other financial institutions.

EXPIRY DATE:_________

PIONEER FINANCIAL SERVICES, INC.
a Missouri Corporation (Maker)

By:________________________________

4233 Roanoke Road
Kansas City, MO 64111-4076
Tax Identification No. 44-0607504

Note No. _______

EXHIBIT D

PIONEER FINANCIAL SERVICES SUBSIDIARY LISTING
(Operating Subsidiaries)
as of March 31, 2000

Pioneer Military Lending of Colorado, Inc.

Pioneer Military Lending of Kansas, Inc.

Pioneer Military Lending of Louisiana, Inc.

Pioneer Military Lending, Inc., a Nebraska Corporation

Pioneer Military Lending of Missouri, Inc.

Pioneer Military Lending of Oklahoma, Inc.

Pioneer Military Lending of Georgia, Inc.

Pioneer Military Lending of Tennessee, Inc.

Military Acceptance Corporation of Nevada, Inc.

Pioneer Military Lending of Nevada, Inc.

Pioneer Lending of Washington, Inc.

EXHIBIT E

SUBSIDIARY REVOLVING GRID NOTE

$____________________ and Interest ____________________, _______

PAYMENTS, DISBURSEMENTS AND INTEREST

FOR VALUE RECEIVED, the undersigned "Maker" promises to pay to the order of Pioneer Financial Services, Inc., a Missouri corporation, (hereinafter called "Lender"), at its main office, on demand, but if no demand is made then on ________________, _____, the principal sum of ____________________________ or such other lesser amount as shall be noted on the Schedule of Disbursements and Payments of Principal included herein or attached hereto pursuant to the authority set forth herein, together with interest on the unpaid principal balance hereof from time to time outstanding from date(s) of disbursement(s) until paid, at the rate of nine percent per annum with all interest calculated and payable monthly in arrears, based on the month-end balance. Unless Lender, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder. This note shall bear interest after maturity, whether by reason of acceleration or otherwise, at a rate of interest equal to two percent (2%) in excess of the rate stated above until paid in full, and such interest shall be compounded annually if not paid annually. Any part of the outstanding principal balance hereof may be paid prior to maturity and if less than the full amount due hereunder is paid, the undersigned may from time to time until maturity receive, but the Lender has no commitment to make, further disbursements hereunder; provided, however, the aggregate amount of all principal amounts outstanding hereunder shall at no time exceed the face amount of this Note; and provided further, that each and every disbursement made under this Subsidiary Revolving Grid Note shall be at the Lender's sole discretion. In the event the undersigned pays any part of the principal balance hereof prior to maturity or, in accordance with the terms hereof, receives any additional disbursements of principal hereunder, the principal amount due hereunder shall presumptively be the last amount stated to be the Unpaid Principal Balance of Note on the Schedule of Disbursements and Payments of Principal, and the undersigned hereby authorize(s) the Lender to make notations on the Schedule of Disbursements and Payments of Principal (or Lender's computer-generated grid) from time to time to evidence payments and disbursements hereunder.

COLLATERAL

The term "Collateral" as used herein includes (but without limitation) all of the property listed below now owned and hereafter acquired, all proceeds and products thereof, and all accessions thereto.

Description of Collateral: All cash, deposit accounts, notes receivable, accounts receivable, Assignment of Note Payments, reserve for loss and dealer reserve for loss.

GRANT OF SECURITY INTEREST

The Maker hereby grants to Lender a security interest in the Collateral and pledges and assigns the Collateral to Lender for the payment of all amounts due under this Note, and all renewals and extensions thereof, and for the payment of all other present and future obligations to the holder, direct or contingent, secured or unsecured, whether or not due, of Maker (all of which amounts and obligations are hereinafter referred to as "Secured Obligations"), and Lender may accordingly retain the Collateral or any part thereof as security after the payment of all amounts due under this Note. The Maker agrees to give to Lender upon Lender's request, from time to time, such other and further security as Lender, in its sole discretion, may deem necessary or appropriate, such additional security to become "Collateral" under the provisions hereof.

RIGHTS RESPECTING COLLATERAL

After maturity, the holder may (1) transfer all or any part of the Collateral into the name of the holder hereof or its nominee, with or without disclosing that such Collateral is subject to the lien and security interest hereunder; (2) notify the parties obligated on any of the Collateral to make payment to the holder hereof of any amounts due or to become due thereunder; (3) enforce collection of any of the Collateral by suit or otherwise and surrender, release or exchange all or any part thereof, or compromise, extend or renew for any period (whether or not longer than the original period) any indebtedness secured thereby; (4) take control of any proceeds of the Collateral; (5) endorse any Collateral in the name of Maker whenever, in the opinion of the holder, such endorsement may facilitate the handling of, or realization upon, the Collateral, and an irrevocable power of attorney therefor is hereby granted to the holder hereof; however, any such action must comply fully with the *Assignment of Note Payments and Senior Lending Agreement* executed by Lender if holder is other than Lender.

The Maker hereby agrees to take any and all steps necessary to preserve any rights in the Collateral against prior parties and the holder hereof shall not be bound to take any such steps. Notwithstanding any other provisions herein, the Maker shall not give, transfer, sell, encumber or otherwise dispose of any of the Collateral, or any interest therein, without Lender's advance written consent.

ACCELERATION AND EVENTS OF DEFAULT

Without limitation on the demand maturity of this Note, the holder may, without demand or notice of any kind, declare this Note and any other of the Secured Obligations immediately due and payable in full at any time that the holder deems itself insecure for any reason whatsoever in respect of any Secured Obligation. Upon the occurrence of any of the following events of default: (1) failure of Maker to pay or perform any other obligation of the Maker; (2) dissolution of, or termination of existence of the Maker; (3) the failure of the Maker to pay debts as they mature; (4) appointment of a receiver of or for any part of the property of the Maker, an assignment for the benefit of creditors by the Maker; or the commencement of any proceedings under bankruptcy or insolvency laws by or against the Maker then this Note and all other obligations of the Maker to the holder hereof shall immediately become due and payable in full without notice or demand; provided, however, that all such actions must be in accordance with Senior Lending Agreement dated June 9, 1993, March 1,

1996, or March 31, 2000, as the case may be, among Lender and certain Banks therein listed if holder is other than Lender.

MISSOURI LAW

The interpretation of this instrument and the rights and remedies of the parties hereto shall be governed by the laws of the State of Missouri.

COLLECTION EXPENSES

To the extent permitted by applicable law, the undersigned agrees to pay all expenses of the holder in collecting this Note and enforcing rights respecting and realizing upon any of the Collateral, including reasonable attorneys' fees.

NO WAIVERS

Any failure by the holder hereof to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time and from time to time thereafter.

HEADINGS

All headings or titles appearing in this Note are used as a matter of convenience only and shall not affect the interpretation of the provisions hereof.

ASSIGNMENT

Lender may assign this Note together with all Collateral and all rights hereunder without notice to or consent of the undersigned.

Dated: ______________________ ______________________________

By: ______________________________
Name: ______________________________
Title: ______________________________

CREDIT FACILITY LETTER

The undersigned bank, as of the date hereof, expects to offer a maximum aggregate credit facility of $__________ ("Credit Facility") during the next twelve months to Pioneer Financial Services, Inc., a Missouri corporation, which shall be subject to all terms and conditions of that certain Amended and Restated Senior Lending Agreement dated March 31, 2000 (the "Agreement"). The terms hereof are hereby incorporated by reference into the Agreement, reference to which is made for a full statement of all terms thereof. The specific terms of the Credit Facility are as follows:

Lender: ____
____
____
____ (the "Bank")

Borrower: Pioneer Financial Services, Inc.
4233 Roanoke Road
Kansas City, Missouri 64111 (the "Borrower")

Drawings: This Credit Facility is available through ____________, 20___ unless terminated earlier pursuant to the terms of the Agreement. All proceeds will be transmitted to a specified bank and account number for the Borrower and initially that will be UMB Bank, n.a. in Account No. 9801049275.

Facility:
Revolving Grid Note: ______________
Revolving Grid Note Pricing: ______________
Revolving Grid Note Maturity: ______________
Amortizing Note(s) Funded: ______________
Amortizing Note(s) Unfunded: ______________
Amortizing Note(s) Pricing: ______________
Single Pay Term Note Amount: ______________
Single Pay Term Note Expiry Date: ______________

We appreciate this opportunity to provide this statement of present expectations in support of your financial requirements. Your acceptance of any credit which may be extended by the undersigned constitutes a certification that all warranties and representations in Section II of the Agreement are true as of the date of the extension of any such credit and that Pioneer, as of such date, is not in default under the terms of such Agreement. By delivery of this Credit Facility Letter to you, the undersigned does not commit or otherwise obligate itself to extend to you any credit described in the Credit Facility.

____
Bank Name

Dated: ____________________

By: ________________________________
Name

____
Title

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation
4233 Roanoke Road, Kansas City, MO 64111-4076

Compliance Certificate for Amended and Restated Senior Lending Agreement Dated March 31, 2000
Calculation Date: December 31, 1999

REQUIREMENTS AND LIMITATIONS

			ACTUAL	PERMITTED
(1)	Senior Indebtedness/Tangible Net Worth		2.45 to 1	4.75 to 1
(2)	Senior Indebtedness/Net Receivable Ratio		67.58 %	80 %
(3)	Loans or advances to stockholders, officers or employees	$	NONE	$50,000
(4)	Indebtedness of Any Branch Over $50,000	$	NONE	$50,000

CAPITAL/RESERVE CALCULATIONS

				REQUIRED
(1)	Consolidated capital stock, preferred stock and earned surplus of the company	$	12,013,265	
(2)	Unpaid balance on "270-day" delinquent accounts	$	0	
(3)	Total Required Capital	$	12,013,265	$8,028,825
(4)	Junior Subordinated Indebtedness	$	18,119,068	
(5)	Senior Subordinated Indebtedness	$	NONE	
(6)	Loan loss reserve	$	3,530,868	$3,300,868
(7)	Dealer loss reserves	$	1,399,900	
	SUBTOTAL	$	35,063,101	
	Less: "90-day" recency delinquent accounts	$	3,911,300	
	Tangible Net Worth	$	31,151,801	
(8)	Delinquency Adjusted Capital	$	13,032,733	
(9)	Loan Loss Reserve/Net Receivables Ratio		3.13%	2.00 %

INDEBTEDNESS CALCULATION

(1)	Short Term Notes due Bank	$	6,574,917
(2)	Short Term Notes due Affiliates	$	116,420
(3)	Short Term Notes due Others	$	0
(4)	Senior Term Notes	$	69,636,624
TOTAL SENIOR INDEBTEDNESS		$	76,327,961
TOTAL INDEBTEDNESS		$	94,447,029

I, the undersigned Chief Financial Officer of the company, hereby state that the above information is true and correct. I am not aware of any Event of Default on the above-referenced note that exists on the date this Certificate of Compliance is signed.

Thomas H. Holcom Jr., Chief Financial Officer

Date

EXHIBIT H

QUARTERLY CERTIFICATE
FOR THE CALENDAR QUARTER ENDED: ________________

1. EXECUTED REVOLVING GRID NOTES:

Bank	Maximum Amount Authorized	Principal Amount Outstanding	Note Numbers

2. EXECUTED AMORTIZING NOTES:

Bank	Note No/Date	Original Principal Amount	Outstanding Principal Amount	Note Maturity Date

3. AMORTIZING NOTES – UNFUNDED EXPECTED AVAILABILITY

Bank	Unfunded Amounts	Schedule

4. EXECUTED SINGLE PAY TERM NOTES – UNFUNDED EXPECTED AVAILABILITY

Bank	Note No/Date	Principal Amount	Maturity Date	Amount of Unfunded Expected Availability

This certificate is executed this _________ day of ______________________, ________ pursuant to paragraph VIII(10) of that certain Amended and Restated Senior Lending Agreement dated March 31, 2000.

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By: ____________________________
Name: __________________________
Title: ___________________________

WA 537409.1

EXHIBIT I

FORM OF AMENDMENT TO SENIOR LENDING AGREEMENT TO ADD BANKS OR OTHER FINANCIAL INSTITUTIONS

Amendment No. ___ to Senior Lending Agreement

This Amendment to that certain Amended and Restated Senior Lending Agreement dated March 31, 2000, a copy of which is attached hereto (hereinafter referred to as the "Senior Lending Agreement") is made __________, _____ by and between all banks or other financial institutions which are as of the date hereof parties to the Senior Lending Agreement; Pioneer Financial Services, Inc. (hereinafter referred to as "Pioneer ") and ______________________, a __________________ corporation with offices located at ______________________________ (hereinafter referred to as "New Bank").

WHEREAS, Pioneer has requested New Bank to extend credit to it and New Bank is willing to extend such credit; and

WHEREAS, Pioneer is prohibited from receiving credit from New Bank unless New Bank becomes a party to the Senior Lending Agreement; and

WHEREAS, New Bank desires to become a party to the Senior Lending Agreement.

NOW, THEREFORE, in consideration of the mutual agreement of the parties hereto and for other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed by and between Pioneer, New Bank and all of the banks and financial institutions which are presently parties to the Senior Lending Agreement as follows:

1. The Senior Lending Agreement is hereby amended pursuant to Section XI thereof to add New Bank as a party thereto on the eleventh (11th) business day following delivery by Pioneer of a copy hereof executed by both Pioneer and New Bank to each of the banks and financial institutions which are presently parties to the Senior Lending Agreement if none of said banks or financial institutions objects to New Bank becoming a party to the Senior Lending Agreement.

2. Upon the effective date hereof which shall be determined by paragraph 2 of Section XI of the Senior Lending Agreement, New Bank agrees to be bound by all terms and conditions of the Senior Lending Agreement and further agrees that all credit which is extended by New Bank to Pioneer shall be subject to all terms and agreements of the Senior Lending Agreement.

3. Section I of the Senior Lending Agreement is hereby amended to add a new paragraph numbered ____ which shall state the following: "________" shall mean ________________________________ of ___________________________.

4. Paragraph 4 of Section I of the Senior Lending Agreement is hereby amended to add New Bank within the definitions of "Banks".

5. Paragraph 1 of Section XIV of the Senior Lending Agreement is hereby amended to add the following:

"______________________________
______________________________"
____

6. All of the terms of the Senior Lending Agreement, unless expressly amended hereby, shall remain in full force and effect as if this Amendment had not been adopted.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to the Senior Lending Agreement as of the day and year first written above.

PIONEER FINANCIAL SERVICES, INC.
a Missouri corporation

By: ______________________________
Name: ______________________________
Title: ______________________________

____

By: ______________________________
Name: ______________________________
Title: ______________________________

WA 537661.1

EXHIBIT K

OTHER SENIOR DEBT

NON-CONFORMING TO AMENDED AND RESTATED SENIOR LENDING AGREEMENT DATED AS OF MARCH 31, 2000.

(Complete listing of financial institutions not adopting the Senior Lending Agreement.)

There is no other Senior Debt which is non-conforming to the Amended and Restated Senior Lending Agreement.

EXHIBIT L

INTERESTED PARTIES
MARCH 31, 2000

First National Bank of Kansas
4650 College Boulevard
Overland Park, Kansas 66211
Attention: Jesse West

LaSalle Bank National Association
135 South LaSalle Street, Room 362
Chicago, Illinois 60603
Attention: Terry Keating

Bank One, Oklahoma, N.A.
100 North Broadway
P.O. Box 25848
Oklahoma City, Oklahoma 73125
Attention: Mark C. Demos

Mercantile Bank
6333 Long
Shawnee, KS 66216
Attention: Tom Butkus

Bank of Oklahoma, N.A.
P.O. Box 24128
Bank of Oklahoma Plaza
Oklahoma City, OK 73124
Attention: Laura Christofferson

Pioneer Financial Services, Inc.
4233 Roanoke Road
Kansas City, Missouri 64111
Attention: Thomas H. Holcom, Jr.

Southwest Bank of St. Louis
2301 South Kingshighway
St. Louis, Missouri 63110
Attention: Andrew S. Hereford

UMB Bank, N.A.
1010 Grand Avenue
Kansas City, Missouri 64106
Attention: Douglas F. Page

Union Bank of California
350 California Street, 11th Floor
San Francisco, CA 94101
Attention: Donald H. Rubin

Incorporated under the laws of the State of Missouri

PIONEER FINANCIAL SERVICES

Inc.

Junior Subordinated Debenture

Amount $"AMOUNT"

NO. "DEBEN NO."

For value received the Pioneer Financial Services, Inc. (hereinafter called Company) promises to pay at its Home Office in Kansas City, Missouri to the order of "REGISRATION"

"ADDF ESS, IRA #"

on the maturity date, together with the interest at the rate and when due, all as follows:

Issue Date	Amount	Term	Maturity Date	Interest Rate	Interest Due	Interest Payment
"ISSUE DATE"	$"AMOUNT"	"TERM"mos	"MATURE DATE"	"INT RATE"%	"INT DUE"	"INT PAYMENT"

This Debenture is one of an authorized issue of Junior Subordinated Debentures to be issued by the Company. The name of the person to whom this Debenture shall be originally issued and the name of each transferee hereof shall be registered on the Books of the Company. No transfer hereof shall be valid unless made on the Company books as directed by the registered holder in person or by his duly authorized attorney. The registered holder hereof shall be deemed and treated as the owner hereof for all intents and purposes and the Company shall not, in any way, be affected by any notice to the contrary. The Company shall have the privilege of prepaying this instrument, without penalty or premium, upon 30 days prior written notice mailed or delivered to the registered holder hereof according to the records of the Company at holder's address on said records and no interest shall accrue after the prepayment date. If less than all of the outstanding Debentures are to be redeemed, the Debentures to be redeemed shall be determined by the Board of Directors of the Company.

If this Debenture is issued in the names of the registered holders as joint tenants, the Company may recognize a transfer or re-registration of the ownership of this Debenture upon the signature of one of such joint tenants, and the Company shall not be liable to the other joint tenants for any registration or other transfer effected upon the signature of one of such joint tenants.

This Debenture is issued subject to the following subordination provisions, and each person holding this Debenture whether upon original issue or transfer or renewal or assignment thereof, accepts and agrees to be bound by said provisions as follows, to wit:

The indebtedness evidenced by this Debenture, and any renewals or extensions thereof, shall be subordinate and junior in right of payment, in all respects, to all Superior Indebtedness (which shall mean all indebtedness of the Company for money borrowed which is not expressed to be subordinate or junior to any other indebtedness of the Company) and Subordinated Indebtedness (which shall mean all indebtedness of the Company for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness of the Company but not to any other indebtedness of the Company) and Series A Subordinated Indebtedness (which shall mean all indebtedness of the Company for borrowed money which is expressed to be subordinate and junior to all Superior Indebtedness and Subordinated Indebtedness of the Company but not to any other indebtedness of the Company) of the Company, whether outstanding at the date hereof or hereafter incurred. Without limiting the effect of the foregoing, "subordinate" and "junior" as used herein shall include within their meanings the following: (i) that in the event of any insolvency or bankruptcy proceedings, and in any receivership, liquidation, reorganization or other similar proceedings in connection therewith relative to the Company or its creditors or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy proceedings, then all principal and interest, including interest after the commencement of any such proceeding at a rate specified in the applicable indebtedness, whether or not such interest is an allowable claim in any proceeding, on all Superior Indebtedness and Subordinated Indebtedness and Series A Subordinated Indebtedness (hereinafter called Prior Debt), and all post petition attorney's fees and other collection costs incurred by the holders of all Prior Debt, shall first be paid in full, or such payment be provided for, before any payment on account of principal or interest is made upon the indebtedness evidenced by this Debenture, and in any such proceedings any payment or distribution of any kind or character, whether in cash or property or securities, which may be payable or deliverable in respect of this Debenture shall be paid or delivered directly to the holders of such Prior Debt for application in payment thereof, unless and until such Prior Debt shall have been paid and satisfied in full or such payment and satisfaction shall have been provided for; provided, however, the foregoing provisions are subject to the power of a court of competent jurisdiction to make other equitable provision reflecting the rights conferred herein upon the Prior Debt and the holders thereof with respect to the junior subordinated indebtedness represented by this Debenture and the holders thereof by a lawful plan of reorganization under the applicable bankruptcy law; and (ii) in the event that this Debenture is for any reason declared due and payable by any holder or holders prior to its expressed maturity date (under circumstances when the provisions of the foregoing clause (i) shall not be applicable) then the holder of this Debenture shall be entitled to payment only after there shall first have been paid in full the Prior Debt outstanding at the time this Debenture so becomes due and payable because of such event of default, or such payment shall have been provided for. No present or future holder of Prior Debt shall be prejudiced in his right to enforce subordination of this Debenture by an act or failure to act on the part of the Company. The provisions of this section are solely for the purpose of defining the relative rights of the holders of Prior Debt on the one hand, and the holder of this Debenture on the other hand and nothing herein shall impair, as between the Company and the holder of any Debenture, the obligation of this Company which is unconditional and absolute, to pay to the holder thereof the principal and interest thereon in accordance with its terms, nor shall anything herein prevent the holder of this Debenture from exercising all remedies otherwise permitted by applicable law or hereunder upon default hereunder, subject to the rights, if any, under this section of holders of Prior Debt to receive cash, property or securities otherwise payable or deliverable to the holder of this Debenture.

Any one of the following shall constitute an event of default as to this Debenture: If the Company ceases doing business; if any installment of principal or interest on this Debenture is not paid within ten (10) days after written notice from the registered holder of such non-payment; or bankruptcy, reorganization or insolvency proceedings. If an event of default as herein defined occurs, the Company agrees to give the registered holder of this Debenture, upon request, the names and addresses of all registered Debenture holders.

This Debenture will automatically renew for additional terms ("Extension Term") each equal in length to the original term, unless and until the registered holder has requested payment in writing on or prior to a maturity date. Interest for each Extension Term shall accrue at the rate being offered by the Company on newly issued Debentures of like denomination and maturity at the time of commencement of such Extension Term. The Company reserves the right to issue and sell other Debentures having equal rank and priority with this Debenture.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed in its corporate name by its President or one of its Vice Presidents, and its corporate seal to be hereto affixed and attested by its Secretary or one of its Assistant Secretaries, this "DAY" day of "MONTH", "YEAR".

PIONEER FINANCIAL SERVICES

Attest_______________________

By:_______________________

President

(Seal)

EXHIBIT 3.6

Form of Agreement between the Company and various banks named therein

PIONEER FINANCIAL SERVICES, INC.® Administrative Support Group
4233 Roanoke Road
Kansas City, MO 64111
816/756-2020
Fax: 816/561-9333

May 25, 2000

Mr. Douglas F. Page
Executive Vice President
UMB Bank, N.A.
1010 Grand Avenue
POBox 419226
Kansas City MO 64106

Dear Doug:

Bill and I have a question about Pioneer Financial Services' borrowing relationship with the family holding company, Pioneer Financial Industries. At this time, PFI is loaning Pioneer Financial Services $500,000, which is the maximum allowable under the Senior Loan Agreement. PFI is "loaning" Charles Schwab (via money market funds) over $500,000 and in this market the family would prefer loaning it to Pioneer Financial Services.

Here are additional details. Article VIII, paragraph 2 on page 22 refers to Nonconforming Debt and states that "without written consent of All Banks which are a party to this Agreement....", we can not exceed $500,000 in unsecured indebtedness payable to PFI and which is a part of Senior Debt.

When we wrote the Agreement, senior debt totaled less than $20 million; hence PFI would represent about three percent (3%) of senior debt. Please authorize us to increase PFI borrowing limits to $2.0 million. Call me if you have questions or concerns. Otherwise, sign below and return for my records.

Thank You!

Approved by: Exec. V.P.

5/30/00
Date

Thomas H. Holcom Jr.
Chief Financial Officer

THH/cla

EXHIBIT 3.7

Promissory Note dated August 1, 2000, between the Company and Pioneer Financial Industries, Inc.

PIONEER FINANCIAL SERVICES

$2,000,000.00 And Interest AUGUST 1, 2000

On Demand, for value received, PIONEER FINANCIAL SERVICES, a MISSOURI Corporation, promises to pay to PIONEER FINANCIAL INDUSTRIES, INC. (hereinafter called "Bank") or to its order, at its main office, the principal sum of the lesser of (i) TWO MILLION AND NO/100 dollars or (ii) the unpaid principal amount of all advances made by Bank, together with interest on all principal amounts outstanding hereunder from time to time, from date(s) of disbursement(s) until paid, at the rate of INDEX RATE (Prime rate plus 2.00 points) percent per annum, adjusted daily, with all accrued interest payable monthly. Unless Bank, in its sole discretion, may from time to time otherwise direct, all payments shall be applied first to payment of accrued interest, and then to reduction of the principal sum due hereunder. Any part of the outstanding principal balance hereof may be paid prior to maturity and if less than the principal sum stated above is outstanding, the undersigned, may from time to time until maturity receive, but the Bank has no commitment to make, further disbursements hereunder; provided, however, the aggregate amount of all principal amounts outstanding hereunder shall at no time exceed the face amount of this note; and provided further, that each and every disbursement made under this Revolving Promissory Note shall be at the Bank's sole discretion. All advances made by Bank to the undersigned and all principal and interest payments thereon shall be recorded on the Schedule of Disbursements and Payments of Principal listed below or on the grid attached hereto which is incorporated herein and made a part of this Revolving Promissory Note and Bank is hereby unilaterally authorized to make such notations thereon. The amounts recorded shall be prima facie evidence of the outstanding principal balance of the Revolving Promissory Note.

Demand, for payment, notice of nonpayment, protest, and notice of dishonor are hereby waived by all who are or shall become parties to this instrument. Any failure by the holder hereof to, exercise any rights hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time and from time to time thereafter.

PIONEER FINANCIAL SERVICES
A MISSOURI Corporation

By [signature]
PRESIDENT

SCHEDULE OF DISBURSEMENTS AND PAYMENTS OF PRINCIPAL

Date	Date Interest Paid To	Interest Rate	Interest Paid	Amount of Principal Disbursement	Amount of Principal Payment	Unpaid Principal Balance	Disbursement Approved By

EXHIBIT 6.1

Form of Readi-Loan Licensing Agreement dated October 1, 1997

READI-LOAN LICENSING AGREEMENT

THIS AGREEMENT is made and entered into as of this 1st day of October, 1997, [the "Effective Date"], by and between WILLIAM D. SULLIVAN, an individual [hereinafter "Licensor"], and PIONEER MILITARY LENDING OF LOUISIANA, INC., a corporation duly authorized and existing under the laws of the state of Louisiana [hereinafter "Licensee"].

1. Representations of Licensor. Licensor represents that he is the sole and exclusive owner and proprietor of all copyrights and other property rights and interests in and to the following: (a) Readi-Loan Master Credit Agreement; (b) Combined Readi-Loan Promissory Note and Disclosure Statement; (c) Readi-Loan Endorsement [hereinafter collectively referred to as the "Documents"], free and clear of all known claims and encumbrances for a term of not less than the term of the original United States copyright therein.

2. Grant of License. Licensor hereby grants and conveys to Licensee: (a) A non-exclusive license to print, publish, distribute and utilize the Documents for the purpose of soliciting and making consumer loans to Licensee's customers in the following trade territory: Licensees State of Incorporation and if by mail any within 50 miles of any military installation in the world; (b) Subject to Licensor's prior written consent, the rights to alter and modify the Documents in order to make them suitable and proper for any of the authorized uses in any State or on any military installation within Licensee's trade territory. However, in no case shall any deduction be made from the royalties or fees payable to Licensor hereunder in order to compensate the author of any such alteration or modification. Such alternations and modifications shall become the sole and exclusive property of Licensor, shall be deemed a work made for hire, and may be copyrighted by Licensor in his own name or any other name throughout the world, free of any royalty obligations to Licensee except as may be approved in writing by Licensor.

3. Reservations. Licensor reserves unto himself: (a) The copyrights in and to the Documents, all adaptations, alterations and modifications thereof in all countries of the world, including Licensee's trade territory; (b) The exclusive right to grant licenses for publication, distribution or utilization of the Documents and any adaptations, alterations or modifications thereof in all countries of the world, including Licensee's trade territory; (c) Any and all other rights not herein specifically and expressly granted to Licensee. Nothing herein shall be construed to prevent Licensor from granting any other licenses for the use of the Documents or from utilizing the Documents in any manner whatsoever.

4. Copyright Notice. Licensee shall cause to be inserted in reasonably legible form and in not less than 10-point type, on the front or back of each Document distributed or utilized by Licensee, the following notice:

© 1994 William D. Sullivan

Provided, that such Notice need not appear on the Readi-Loan Endorsement if said Endorsement is attached, when printed, to the Combined Readi-Loan Note and Disclosure Statement.

5. Licensor's Title and Protection. Licensee will not, during the term of this Agreement, attack the title or any rights of Licensor in and to the Documents or attack the validity of this Agreement. Licensee shall assist Licensor, to the extent requested by Licensor, in the procurement of any protection or defense of any of Licensor's rights to the Documents, and Licensor, if it so desires, may commence or prosecute any claims or suits in its own name or in the name of Licensee or join Licensee as a party thereto. Licensee shall notify Licensor in writing of any infringements or imitations by others of the Documents which may come to Licensee's attention, and Licensor shall have the sole right to determine whether or not any action shall be taken on account of any such infringements or imitations. Licensee shall not institute any suit or take any action on account of any infringements or imitations without the prior written consent of Licensor.

6. Royalties. Licensee shall pay to Licensor a royalty of $1.50 for each loan made under $2500; $2.50 for each loan made between $2,500 and $4,999; $3.50 for each loan made between $5,000 and $7,499; $4.50 for each loan made between $7,500 and $9,999; $5.50 for each loan made between $10,000 and $19,999; and $6.50 for each loan made over $20,000 for the license granted hereunder. The royalties shall be due and payable no less often than quarterly from the effective date hereof for the original term and any renewal thereafter.

7. Term. This Agreement shall remain in full force and effect for a period of one (1) year from the Effective Date, and shall be automatically renewed thereafter for successive one-year terms unless terminated in writing by Licensor or Licensee no less than 30 days prior to the renewal date. Should Licensee fail to distribute or utilize the Documents within one year after the Effective Date, or fail to pay any royalties as set forth herein, and such failure is not cured within 30 days after the renewal date, then this agreement shall automatically terminate and all rights herein granted to Licensee shall revert to Licensor without notice and without releasing Licensee from any of its obligations hereunder.

8. Termination. In addition to the events of termination set forth in the preceeding paragraph, should Licensee or its signee(s) fail to perform any other obligation required hereunder, and such failure is not cured within 30 days after written notice thereof is sent to Licensee by Licensor, or should Licensee or its assignee(s) go into liquidation or bankruptcy, or make an assignment for the benefit of creditors, or any insolvency or composition proceeding shall be commenced by or against the Licensee or its assignee(s), the Licensor, in addition to such other rights as he may have at law, equity or otherwise under this Agreement, may elect

terminate this Agreement, without prejudice to any rights or claims he may have, and upon such termination all rights herein granted to the Licensee shall cease and revert to the Licensor. The Licensee and its assignee(s) may not thereafter exercise any rights hereunder, and shall destroy all printed copies of the Documents then in their possession. Licensor's failure to terminate this Agreement upon any such event or default by Licensee shall not be deemed to constitute a waiver of Licensor's right to terminate this Agreement for any subsequent event or default.

9. Assignment. Licensor may assign any of his right, title or interest in and to any of the Documents or this Agreement without notice to Licensee. Licensee may not assign any rights or licenses granted hereunder without Licensor's prior written approval. Regardless of any such assignment, Licensee shall remain liable to Licensor for the full performance of its obligations hereunder unless expressly released from said obligations by Licensor.

10. Notices. All statements, notices and mailings of any kind shall be deemed given, if addressed to Licensor, at PO Box 10090, Kansas City, MO 64111, and if to Licensee, at PO Box 4117, Fort Polk, LA 71459-1117, by first class mail, postage prepaid, unless a party notifies the other by such notice of a new address, in which case such new address shall be employed for all subsequent mailings.

11. No Partnership or Joint Venture. This agreement shall not be construed as creating, directly or indirectly, a partnership or joint venture.

12. Royalty Adjustment: The Licensee does hereby agree that the fixed royalty schedule provided above in Section 6 shall be adjusted at the end of each license year of the primary term hereof or any renewals or extensions hereof during which there has been an increase in the cost of living for all items as determined and computed in accordance with the following provisions:

a) As promptly as practical after the end of each license year during the primary term of this Licensing Agreement, or any renewals or extensions thereof, the Licensor shall compute the increase, if any, in the cost of living for All Items for such license year based upon the Revised Consumers' Price Index U.S. City Average - All Items (1982-84 equal 100) (hereinafter called the Index), published by the Bureau of Labor Statistics of the United States Department of Labor (The Consumer Price Index).

b) The index number indicated in the column U.S. City Average for all urban consumers, "entitled all items" published for October 1, 1997 shall be the Base Index Number and the corresponding index number for the last calendar month published prior to the end of each license year during the primary term hereof or any renewals or extensions thereof, shall be the Current Index Number.

c) The applicable Current Index Number shall be divided by the Base Index Number. From the quotient thereof, there shall be subtracted the integer One (1) and any resulting positive number shall be deemed to be the percentage of increase in the Index for royalties.

d) The percentage of increase in the Index multiplied by the total royalties accrued and payable for the period according to the royalties schedule referenced in Section 6 shall be the increase in royalties payable for the calculation period under this Licensing Agreement. Licensee will pay this amount within 30 days from the date of billing or quarterly at the option of Licensor.

13. Benefit. This Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns, and shall be interpreted and enforced in accord with the laws of the state of Missouri.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly executed as of the day and year first above written.

LICENSOR:

William D. Sullivan

LICENSEE:

Attest:

Secretary

Pioneer Military Lending of Louisiana, Inc.
By:
Its: President

EXHIBIT 6.2

Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C.

OFFICE BUILDING LEASE

WITNESSETH, that for and in consideration of mutual covenants, Landlord and Tenant hereby agree as follows:

SECTION A - Basic Lease Definitions.

Date of Lease: January 31, 2001

Landlord:
Belletower Partners, L.L.C.

On-Site-Manager
CRES Management Company
4510 Belleview
Kansas City, Missouri 64111

Tenant: Pioneer Financial Services, Inc.
4700 Belleview, Suite 300
Kansas City, Missouri 64111

Building: The multiple story building at 4700 Belleview, Kansas City, Missouri 64112, which contains a total of approximately 81,917 net rentable feet.

Building Land: The land described on Exhibit "A" attached hereto and incorporated herein by this reference.

Total Building Facilities: The Building Land and the Building, and other improvements now existing or hereafter constructed on the Building Land.

Premises: The premises located on the second and third level of the building which is outlined in red on Exhibit "B" and which contains a total of 25,840 net rentable square feet of space and which shall be commonly known as Suites 203 and 300 (Suite 203 consists of 720 net rentable square feet and Suite 300 consists of 25,120 net rentable square feet).

Lease Term: Subject to paragraph 26, the term of this Lease shall commence on April 1, 2001 and end on March 31, 2009.

Rent Commencement Date: Subject to paragraph 26, April 1, 2001.

Estimated Completion Date: N/A

Net Rentable Square Footage: For purposes of calculating the net rentable area of the Building, the rentable area of the floor shall be computed by measuring to the inside finished surface of the dominant portion of the permanent outer building walls, excluding any major vertical penetrations of the floor, plus a common load factor of eleven percent (11%) shall be included to help account for Tenant's pro rata share (load factor) of those common areas within the Building.

Base Rent: Tenant shall pay to Landlord as Base Rent for the Premises the following sums over the Lease Term:

April 1, 2001 – April 30, 2001: $57,526.75 monthly
May 1, 2001 – March 31, 2009: $42,526.75 monthly

Tenant's Percentage of Excess Total Expenses: 31.10% (which percentage is calculated by dividing the net rentable square footage of the Premises by the net rentable square footage of the Building).

Base Expenses: 2001 calendar base year expenses. Tenant shall be responsible for its full pro rata share of any and all increases in utilities, real estate taxes and insurance associated with the Building. No deduction or exclusion shall be made by reason of interior partitions or other interior construction or equipment.

Permitted Uses: General business offices including financial services and ancillary uses

Security Deposit: Not applicable

Estimated Completion Date: N/A

State: Missouri

Metropolitan Area: Kansas City

Total Expenses and Tenant's Expense Charge: As those terms are defined in Section 4 of the Lease.

Each reference in this Lease to any of the foregoing Basic Lease Definitions shall be deemed to incorporate all of the terms provided under each such Basic Lease Definition.

SECTION B - Enumeration of Exhibits.

The Exhibits enumerated in this Section and attached to this Lease are hereby incorporated in this Lease by this reference, and each party agrees to perform all obligations binding upon it under such Exhibits.

Exhibit "A" Legal Description of Building Land.
Exhibit "B" Plan delineating the Premises.

1. **Premises**. Landlord hereby leases the Premises to Tenant, and Tenant hereby rents the Premises from Landlord.

2. **Construction of Improvements**. Landlord and Tenant agree that Tenant will accept the Premises in its current "as is" condition upon commencement of the Lease Term, subject to legal compliance of the Premises as of the commencement date.

3. **Rent**. Tenant shall, commencing with the Rent Commencement Date and thereafter during the Lease Term, pay Landlord the Base Rent specified in Section A - Basic Lease Definitions, without demand or any right of set-off or deduction whatsoever. The Base Rent shall be paid in equal monthly installments on the first day of each calendar month in advance at the address of Landlord set forth in Section A - Basic Lease Definitions, or at such other place as Landlord may from time to time designate. Base Rent shall be prorated for any fractional calendar month. In addition to the Base Rent herein provided, Tenant shall pay as additional rent all charges required to be paid by Tenant under this Lease, whether or not designated as "additional rent."

4. **Total Expense Escalation; Additional Rent.**

(A) The term "Total Expenses" shall mean the sum of (i) the "Operating Expenses" (as defined in paragraph (C) of this Section) plus (ii) the "Taxes" (as defined in paragraph (D) of this Section).

(B) For each calendar year falling wholly or partially within the term of this Lease after the Rent Commencement Date in which the Total Expenses shall exceed the 2001 calendar Base Year Expenses, "Base Expenses," Tenant shall pay a portion of such excess amount ("Excess Total Expenses") determined by multiplying the Excess Total Expenses for such calendar year by Tenant's percentage of Excess Total Expenses (such amount to be paid by Tenant being herein called "Tenant's Expense Charge"). Tenant's Expense Charge for each calendar year shall be reasonably estimated by Landlord from time to time, and Tenant shall pay the amount so estimated to Landlord in monthly installments on the first day of each calendar month in advance. Within a reasonable period of time following the end of each calendar year during the term of this Lease after the Rent Commencement Date in which there shall be Excess Total Expenses, Landlord shall furnish Tenant with a statement in reasonable detail of the Total Expenses for such calendar year and, within thirty (30) days after its receipt, Tenant shall pay Landlord, any further amount of Tenant's Expense Charge shown to be due by the statement. If such statement shall disclose that Tenant shall have overpaid Tenant's Expense Charge for such calendar year, such overpayment shall be applied against the next ensuing payment(s) of Tenant's Expense Charge or upon the expiration of the Lease Term refunded to Tenant if Tenant has discharged all of its obligations under the Lease. Landlord shall maintain the books and records with respect to the Total Expenses in accordance with sound real estate accounting principles and management practices. Tenant shall have the right to review, audit and copy the books and records, at Tenant's expense, and Landlord agrees to make them available to Tenant at reasonable times and locations, to determine the accuracy of Landlord's Total Expense calculation.

(C) The term "Operating Expenses" shall include the total costs and expenses incurred by Landlord in operating and maintaining the Building and Building Land including, without limitation, the cost and expense of the following: snow removal, gardening, landscaping, planting, replanting, and replacing flowers and shrubbery; cleaning, striping, and resurfacing of parking areas; public liability, property damage, and fire insurance with such extended coverage, loss of rental and other endorsements as Landlord may, from time to time, deem necessary, plus "all risk" or "DOC" insurance; repairs and maintenance, painting and decorating of common areas; electricity (exclusive of electrical service furnished to rentable space in excess of that normally provided by Landlord and for which Landlord receives payment specifically therefor from the occupant of such space), water, gas and other utilities (including, without limitation, all capital expenditures intended to reduce the cost of utilities); maintenance and replacement of fixtures and bulbs; elevators and service contracts thereon; parking operation systems, and regulating automobile and pedestrian traffic; sanitary control; extermination, removal of rubbish, garbage and other refuse; security systems and policing of the Building and Building Land; sewer charges; machinery and equipment used in the operation and maintenance of the common areas (including the costs of inspection and depreciation thereof but not the capital cost thereof); replacement of paving, curbs and walkways and drainage facilities; maintenance and repair of covered pedestrian walkways and draining facilities; maintenance and repair of covered pedestrian walkways, if any, connecting the Building with other buildings; music program service and loud speaker systems; heating, ventilating and air conditioning the Building; cleaning and janitorial services; maintenance of decorations, lavatories and elevators; maintenance and repair of all doors and glass in common areas and Building roof and exterior walls and glass; landscaping and fire sprinkler systems; cost of personnel (including security personnel) directly involved in implementing all of the aforementioned (including fringe benefits and workmen's compensation insurance covering personnel); plus an amount equal to 4% of gross revenues of the Building. Notwithstanding anything contained herein to the contrary, "Operating Expenses" shall not include:

A. Leasing commissions, costs, disbursements and other expenses incurred for leasing, renovating or improving space for Tenant and other tenants;

B. Landlord's costs of electricity or other services sold to tenants for which Landlord is to be reimbursed as a charge over the rent and other charges payable under the lease with that tenant;

C. Except as specifically permitted herein, costs incurred by Landlord for alterations that are considered capital improvements and replacements under generally accepted accounting principles consistently applied;

D. Costs incurred because the Landlord or another tenant violated the terms of any lease;

E. Overhead and profit paid to subsidiaries or affiliates of Landlord for management or other services on or to the Property or for supplies or other materials, to the extent that the costs of the services, supplies or materials exceed the competitive costs of the service, supplies or materials were they not provided by a subsidiary or affiliate;

F. Interest on debt or amortization payments on mortgages or deeds or trust of other debt for borrowed money;

G. Compensation paid to clerks, attendants, or other persons in commercial concessions operated by Landlord;

H. Items and services for which Tenant reimburses Landlord or pays third parties or that Landlord provides selectively to one or more tenants of the Building other than Tenant without reimbursement.

I. Advertising and promotional expenditures;

J. Repairs or other work needed because of fire, windstorm, or other casualty or cause required to be insured against by Landlord;

K. Nonrecurring costs incurred to remedy structural defects in original construction materials or installations;

L. Any costs, fines or penalties incurred because Landlord violated any governmental rule or authority;

M. Costs incurred to test, survey, clean up, contain, abate, remove or otherwise remedy hazardous wastes or asbestos-containing materials from the Building unless the wastes or asbestos-containing materials were in or on the Building because of Tenant's negligence or intentional acts; and

N. Other expenses that under generally accepted accounting principles consistently applied would not be considered normal maintenance, repair, management or operation expenses.

Landlord shall use reasonable efforts to keep Operating Expenses at reasonable amounts, while maintaining a first-class office building.

If occupancy during the base year is less than ninety-five percent (95%) of the leasable area of the Building, Operating Expenses for the base year and subsequent years will be grossed up to that amount of Operating Expenses that, using reasonable projections, would normally be expected to be incurred during such base year and subsequent years if the Building was ninety-five percent (95%) occupied during the base year and subsequent years, as determined under generally accepted accounting principles consistently applied. Landlord will provide in the Statement a reasonably detailed description of how the Operating Expenses were grossed up. Only those component expenses that are affected by variations in occupancy levels will be grossed up.

(D)

(1) The term "Taxes" as used in this Section shall mean for each calendar year falling wholly or partially within any Lease Year, all real estate taxes, assessments, water and sewer rents and other governmental impositions and charges of every kind and nature whatsoever, extraordinary, as well as ordinary, foreseeable and unforeseeable (including, without limitation, assessments for public improvements or benefits and interest on unpaid installments thereof), and each and every installment thereof which shall or may during any Lease year be levied, assessed, imposed, become due and payable, or liens upon or arising in

connection with the use, occupancy or possession of or grow due or, be payable out of, or for, the Building and Building Land or any part thereof (including leasehold improvements, betterments and other permanent improvements). A tax bill or copy thereof submitted by Landlord or Tenant shall be conclusive evidence of the amount of Taxes or installment thereof.

(2) Taxes shall not include any inheritance, estate, succession, transfer, gift, franchise, corporation income or profit tax or capital levy that is or may be imposed upon Landlord; provided, however, that if, at any time during the term of this Lease, the method of taxation prevailing at the execution of this Lease shall be altered so that in lieu of or as a substitute of the whole or any part of the taxes now levied, assessed or imposed on real estate as such, there shall be levied, assessed or imposed (i) a tax on the rents received from real estate, or (ii) a license fee measured by the rent receivable by Landlord or for the Building and Building Land or any portion thereof or (iii) a tax or license fee imposed on Landlord which is otherwise measured by or based, in whole or in part, upon the Building and Building Land or any portion thereof or (iv) any other tax or levy imposed in lieu of or as a supplement to Taxes which are in existence as of the date of execution of this Lease, then the same shall be included in the computation of Taxes hereunder, computed as if the amount of such tax or fee so payable were that due if the Building and Building Land were the only property of Landlord subject thereto.

(E) For any partial calendar years which fall within the first and last Lease Years, (i) Tenant's Expense Charge shall be prorated and (ii) the Base Expenses shall, for the purpose of applying the provisions of paragraph (B) of this Section, be reduced to an amount computed by multiplying the Base Expenses by a fraction, the numerator of which is the number of days in such calendar year falling within the first and last Lease Year, as the case may be, and the denominator of which is 360 days.

5. <u>Late Charge</u>. If Tenant shall fail to pay any rent or other monetary obligation payable under this Lease within 10 days after notice that the same is due and payable, Tenant shall pay Landlord interest on the past due amount at a rate of interest equal to the lesser of (i) the highest lawful rate of interest per annum that may be charged to Tenant under the laws of the State of Missouri, or (ii) prime rate plus three percent (3%) per annum, from the due date to the date of payment. Once a year, Landlord agrees to waive a late fee if any overdue rent payment is paid within five (5) days after written notice from Landlord.

6. <u>Security Deposit</u>. Intentionally deleted.

7. <u>Use</u>. Tenant shall use the Premises solely for the Permitted Uses set forth in Section A - Basic Lease Definitions, and for no other use or purpose whatsoever. Tenant shall also have non-exclusive use in conjunction with all other tenants of Building common areas including the exercise facility located on the B-1 Lower Level at no cost to Tenant, and the parking facilities to be owned and constructed by Landlord at 4707 Belleview Street.

8. <u>Assignment and Subletting</u>.

(A) Tenant shall not, voluntarily, involuntarily or by operation of law including bankruptcy law, assign or encumber this Lease, in whole or in part, nor shall Tenant sublet all or any part of the Premises without the prior consent of Landlord in each instance which shall not be unreasonably withheld, conditioned or delayed. Tenant may, without Landlord's consent, sublease or grant use of the Premises or assign this Lease to (i) any entity that controls, is controlled by or is under common control with Tenant; (ii) any entity or group of principals resulting from the merger or consolidation with Tenant or to any entity that acquires substantially all Tenant's assets as a going concern of the business being conducted on the Premises. In addition, Tenant may assign this Lease and/or encumber the leasehold estate created by this Lease to any secured creditors of Tenant.

(B) If Landlord conveys or transfers its interest in the Building and Building Land, upon such conveyance or transfer, Landlord (and in the case of any subsequent conveyances or transfer, the then grantor or transferor) shall be entirely released from all liability with respect to the performance of any obligations on the part of Landlord to be performed hereunder from and after the date of such conveyance or transfer.

9. <u>Subordination; Attornment</u>. Upon the written request of the holder of any mortgage deed of trust or similar evidence of security (hereinafter "Mortgagee") now or hereafter encumbering the Building and Building Land, or any part thereof, Tenant shall subordinate its rights under this Lease to the lien of such mortgage. Notwithstanding the foregoing, if the Mortgagee elects to have this Lease superior to its mortgage, then upon Mortgagee's request, Tenant shall execute, acknowledge and deliver an instrument, in the form used by said Mortgagee, effecting such priority. In the event proceedings are brought for the foreclosure of, or the exercise of a power or sale under, any such mortgage, or in the event of a conveyance of the Building, Tenant shall attorn to the purchaser and recognize such purchaser as Landlord under this Lease. Tenant, upon Landlord's request, shall execute, acknowledge and deliver such instruments as are required to effect the intent of this paragraph. Notwithstanding the aforesaid, Tenant's obligation to subordinate to any Mortgagee shall

apply only if such Mortgagee agrees to provide standard and customary non-disturbance agreements in favor or Tenant. Landlord will use its best efforts to obtain from the Mortgagee a non-disturbance agreement in favor of Tenant.

10. Estoppel Certificate. Tenant shall at any time and from time to time upon not less than ten (10) days' prior written notice from Landlord execute, acknowledge and deliver to Landlord a statement in writing (a) certifying that this Lease in unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease as so modified, is in full force and effect) and the date to which the rental and other charges are paid in advance, if any, and (b) acknowledging that there are not, to Tenant's knowledge, any uncured defaults on the part of the Landlord hereunder, or specifying such defaults if any are claimed. Any such statement may be relied upon by any prospective purchaser or encumbrancer of all or any portion of the real property of which the Premises are a part.

11. Services to be Performed by Landlord. Landlord shall furnish the following services to Tenant.

(A) Air conditioning, ventilation and heating as required (in Landlord's reasonable judgement) for comfortable use and occupancy under normal office conditions, from 7:00 AM to 6:00 PM, Monday through Friday, and from 8:00 AM to 2:00 PM on Saturdays, but not on Sundays or legal holidays. Tenant shall have the right to the comfortable use of air conditioning, ventilation and heating services in the Premises during any hours excluded above with four (4) hours prior notice to Landlord. Tenant agrees to pay Landlord $50.00 per hour for such services. Landlord agrees to bill Tenant for such services on a monthly basis. In addition, Landlord acknowledges that Tenant may in the future determine that its business will require extended hours on a regular basis, including, if necessary, 24 hour per day, 7 day per week operations on site. In any such event, Landlord agrees to cooperate with Tenant and will approve, which approval shall not be unreasonably withheld, conditioned or delayed, dedicated HVAC units, submeters or separately metered utilities and services to all or a portion of the Premises in a manner which equitably allocates to Tenant such additional costs and expenses provided any additional facilities, HVAC equipment or other improvements will be provided, maintained and operated at Tenant's cost and expense.

(B) Water for drinking, lavatory and toilet purposes (but this shall not be construed as requiring Landlord to install plumbing facilities in the Premises).

(C) Janitor service for the Premises which shall include only the dusting of ceiling light fixtures and air grills, the washing of windows, the sweeping and cleaning of floors (exclusive of rug shampooing and spot removal) and the disposal of non-biohazard waste.

(D) Electrical energy for the Premises; PROVIDED, HOWEVER, in the event the electrical energy estimated by Landlord's engineer, from time to time during the terms of this Lease, to be used in the Premises, shall exceed five (5) watts per square foot, Tenant shall pay Landlord the increase in cost incurred by Landlord, as determined by Landlord's engineer, in furnishing to Tenant such excess electrical energy, such amount to be paid monthly as additional rent, together with Tenant's monthly installment of Base Rent.

(E) Self-operated passenger elevator service.

No interruption or malfunction of any of such services shall constitute an eviction of Tenant or a breach by Landlord of any of its obligations hereunder or render Landlord liable for damages or entitle Tenant to be relieved from any of its obligations hereunder (including its obligation to pay Base Rent, additional rent and other charges) or create in Tenant any right of set-off or recoupment. In the event of any such interruption, Landlord shall use reasonable diligence to restore such service. Notwithstanding the aforesaid, if the Premises is rendered wholly or partially untenantable for Tenant's business by reason of the complete failure of any essential service for a period of ten (10) days, Tenant shall have the option of having the Base Rent and any Additional Rent equitably abate. If the Premises is rendered wholly untenantable for Tenant's business by reason of the complete failure of any essential service for a period of thirty (30) days, Tenant shall have the further option to terminate this Lease.

12. Repair and Maintenance.

(A) Tenant shall take good care of the Premises, and the fixtures and equipment therein, and shall comply with all federal, state, municipal and other laws, ordinances, rules and regulations applicable to the Premises and the business conducted therein, and with any rules adopted from time to time by Landlord or recommended by Landlord's insurance carriers. Notwithstanding the aforesaid, to the best of Landlord's knowledge, Landlord represents that the Premises, Building and Building Land shall be in compliance with all applicable laws and regulations as of the commencement date.

(B) Subject to the provisions of Section 15 and 16, Landlord shall make or cause to be made all necessary repairs to the Building and to the Premises, except where the repair is made necessary or aggravated by misuse or neglect by Tenant, its agents, servants, contractors, subtenants or invitees, in which event Tenant shall make such repair with due diligence and at its sole cost, Landlord shall not be deemed to have breached its obligation to make the repairs required to be made by Landlord hereunder unless Landlord fails to make the same within a reasonable period (taking into consideration the type of repair involved) after receiving notice from Tenant of the need therefor. Landlord does agree to maintain the Building in a manner consistent with similar office buildings in the Plaza area of Kansas City, and Landlord agrees to comply with all laws, etc. applicable to the Building and Building Land.

13. <u>Indemnity; Insurance; Mechanics Liens.</u>

(A) Tenant shall indemnify and hold Landlord harmless from and against any and all actions, claims, demands, costs (including reasonable attorney's fees), damages or expenses of any kind which may be asserted against or incurred by Landlord as the result of any occurrence in or about the Premises, the Building, or the Building Land, or by reason of Tenant's use or occupancy of the Premises, or by reason of the failure of Tenant to perform any of its obligations under this Lease, including Tenant's agents, employees, invitees, contractors, successors or permitted assigns. Tenant agrees to maintain during the term, comprehensive general public liability insurance under which Landlord and Tenant are named as insureds, with minimum policy limits of $2,000,000.00 bodily injury, and $500,000.00 property damage, and containing a contractual endorsement covering Tenant's indemnity obligations under this paragraph. A current certificate of such insurance shall be deposited with Landlord at all times which shall provide that such insurance may not be altered, terminated, non-renewed or permitted to lapse without at least ten (10) days prior written notice to Landlord.

(B) Landlord shall indemnify and hold Tenant harmless from and against any and all actions, claims, demands, costs (including reasonable attorneys' fees), damages or expenses of any kind which may be asserted against or incurred by Tenant as a result of any occurrence in or about the Premises, the Building, or the Building Land, or by reason of Landlord's use or maintenance of the Building or the Building Land, or by reason of the failure of Landlord to perform any of its obligations under this Lease, including Landlord's agents, employees, invitees, contractors, successors or permitted assigns. Landlord agrees to maintain during the term, comprehensive general public liability insurance with minimum policy limits of $2,000,000.00 bodily injury and $500,000.00 property damage. Landlord further agrees to maintain fire and extended coverage insurance on the Premises and Building in an amount equal to the replacement cost thereof.

(C) Anything in the Lease to the contrary notwithstanding, it is agreed that each party (the "Releasing Party") hereby releases the other (the "Released Party") from any liability which the Released Party would, but for this paragraph (C), have had to the Releasing Party during the term of this Lease, resulting from the occurrence of any accident, or occurrence or casualty which is covered by casualty or property damage insurance being carried by the Releasing Party at the time of such occurrence, which accident, occurrence, or casualty may have resulted in whole or in part from any act or neglect of the Released Party, its officers, agents or employees; PROVIDED, HOWEVER, the releases hereinabove set forth shall become inoperative, null and void if the Releasing Party wishes to place the appropriate insurance with an insurance company which (i) takes the position that the existence of such release vitiates or would adversely affect any policy so insuring the Releasing Party in substantial manner and notice thereof is given to the Released Party, or (ii) requires the payment of an unreasonably higher premium by reason of the existence of such release, unless in the latter case the Released Party within ten (10) days after notice thereof from the Releasing Party pays such unreasonable increase in premium.

(D) Tenant shall not suffer any mechanics or materialmen's lien to be filed against the Premises or the Building and Building Land or any part thereof by reason of work, labor, services or materials performed or furnished to Tenant or anyone holding the Premises under Tenant. Notwithstanding the aforesaid, Tenant shall have the right to contest the validity or amount of any such lien by appropriate proceedings diligently pursued by Tenant.

14. <u>Liability of Landlord</u>. Landlord shall not be liable for damage to any property or injury to any person in or on the Premises resulting from the condition of the Premises or the Building, or from the act or omission of Tenant or of any other tenant, or from the bursting or leaking of any pipes, utility lines, equipment or apparatus in, on or about the Premises or the Building or any part thereof, from water, rain or snow which may leak into, issue or flow from any part of the Building, or due to fire, explosion, action of the elements, or other casualty, or due to any lack of, or failure to provide, security with respect to the Building or any part thereof, and Tenant hereby releases Landlord from any liability which Landlord would otherwise have therefor. Notwithstanding the aforesaid, Landlord shall be liable for damage resulting from Landlord's or Landlord's agent's or contractor's gross negligence or willful acts. Tenant shall give Landlord prompt written notice of any accident to or defect in the Premises or the Building or any portion thereof of which Tenant has knowledge. Notwithstanding the foregoing, Landlord's liability shall be limited in all cases where

such liability exists to the assets constituting the Building, the Building Land, and all improvements now existing or thereafter constructed thereon.

15. **Fire or Other Casualty**. If the Premises or the Building shall be damaged or destroyed by fire or other casualty, then Landlord shall repair or restore the Premises and the Building with reasonable diligence (subject to delays caused by reason of strikes, lockouts, labor troubles, inability to procure materials, failure of power or other reasons of a like nature not the fault of Landlord), and during the period of such restoration or repair the Base Rent shall equitably abate to the extent the Premises are materially affected thereby; PROVIDED, HOWEVER, in the event of any such casualty damage renders the Building more than fifty percent (50%) untenantable Landlord shall have the right to terminate this Lease by giving notice thereof to Tenant within thirty (30) days following the occurrence of such casualty, and if Landlord so elects, (i) Landlord shall have no obligation to repair or restore the Premises or the Building, (ii) this Lease shall automatically terminate as of the day of such notice, (iii) the Base Rent, additional rent and other charges shall be adjusted as of the date of the occurrence of such casualty and (iv) neither party shall have any liability by reason of such termination. In the event Landlord intends to restore, it shall notify Tenant within forty-five (45) days after the date of the damage. If restoration cannot reasonably be completed within one hundred twenty (120) days of the date the Landlord notifies Tenant of its intention to restore, Tenant shall have the option to terminate the Lease by written notice to Landlord unless Landlord provides Tenant comparable quality and size office space with parking, all reasonably acceptable to Tenant.

16. **Eminent Domain**. If the Premises, the Building or the Building Land or any part thereof, shall be permanently taken by eminent domain, or conveyed in lieu thereof, Landlord shall have the right to terminate this Lease by giving written notice thereof to Tenant, and if Landlord so elects, this Lease shall cease, and the charges payable hereunder shall be adjusted, as of the date thirty (30) days following the giving of such notice. If this Lease is not terminated, then Landlord shall repair any damage to the Premises, the Building or the Building Land, this Lease shall continue in full force and effect, and the Base Rent, additional rent and other charges shall not be abated or reduced, except if a portion of the Premises is permanently taken in which event the Base Rent and other charges shall be reduced in proportion to the amount of net useable footage of the Premises so taken. Irrespective of whether this Lease is terminated, Landlord shall receive the entire condemnation award, and Tenant hereby assigns to Landlord all of Tenant's interest therein. Notwithstanding the aforesaid, Tenant shall be entitled to any award for moving costs, lost leasehold interest or other award which does not affect Landlord's award.

17. **Surrender and Alterations**.

(A) On the last day of the term, or on the sooner termination thereof, Tenant shall, (i) subject to the provisions of Section 15, peaceably surrender the Premises in good order and repair (subject to Landlord's obligations under paragraph (B) of Section 12), except for reasonable wear and tear, and any casualty damage, and (ii) at its expense, remove from the Premises its office supplies, moveable office furniture and equipment and personal property ("Tenant's Property"). Any of Tenant's Property not so removed may, at Landlord's option and without limiting Landlord's right to compel the removal thereof, be deemed abandoned and retained by Landlord.

(B) The title to all alterations, additions, improvements, repairs and decorations (including paneling, wall coverings, wall to wall carpeting, view boxes, cabinets and any other article affixed to the walls, floors, ceilings, or windows) but excluding Tenant fixtures, trade fixtures, computer equipment and systems etc., shall vest in Landlord upon the installation thereof and shall be surrendered with the Premises as part thereof, without charge.

(C) Tenant shall not make any alterations, additions or improvements to the Premises without the prior written consent of Landlord in each instance not to be unreasonably withheld.

18. **Access to Premises**. Landlord, its agents and employees, shall have the right to enter the Premises at any time for any purpose deemed reasonable by Landlord. Landlord expressly reserves the right to run necessary pipes, conduits and ducts through the Premises and to carry on work in the vicinity thereof, and Tenant hereby waives any claim for damages, inconvenience or constructive eviction caused by reason thereof. Notwithstanding the aforesaid, Landlord agrees to use reasonable efforts to minimize interference with Tenant's business operations. Furthermore, in non-emergency situations, Landlord agrees not to enter secure areas of the Premises (as designated by Tenant, in writing) without the accompaniment of Tenant's designated employee(s) or representative.

19. **Default and Remedies**.

(A) Each of the following shall constitute an "Event of Default":

(1) If Tenant shall fail to pay when due any Base Rent, additional rent or other monetary obligation payable by Tenant under this Lease and such default shall continue for ten (10) days after Landlord gives written notice thereof to Tenant; or

(2) If Tenant shall fail to observe or perform any other provision of this Lease, and such default shall continue for a period of ten (10) days after Landlord gives written notice thereof to Tenant; or if such default cannot be cured in such period and Tenant has commenced and diligently pursues cure, Tenant shall be granted an additional sixty (60) days to effect cure; or

(3) If Tenant vacates or abandons the Premises without payment of Base Rent and Additional Rent or otherwise in violation of Tenant's obligations under this Lease.

(B) In the Event of Default, Landlord may, at its sole option, either (i) terminate this Lease, or (ii) without terminating this Lease take possession of the Premises, with or without process of law, using such force as may be necessary to remove all persons and personal property therefrom, and in the event of such re-entry without termination, Landlord may (but shall have no obligation to do so), lease the Premises for the remainder of the term or for a lesser or longer period on such terms and conditions as Landlord, in its sole judgement, deems advisable and for the purpose of such re-letting, Landlord is hereby authorized to make such repairs and alterations as Landlord deems necessary. Notwithstanding any re-letting without termination, (i) Tenant shall remain liable for payments of the Base Rent, additional rent and all other monetary obligations and for the performance of all other obligations to be performed by Tenant under this Lease and (ii) Landlord may at any time thereafter elect to terminate this Lease for such previous breach. The rentals received from any such re-letting shall first be applied to the expenses of such re-letting (including alteration and repair expenses, and reasonable brokerage and attorney's fees) and second to the payment of rent and other charges due and unpaid hereunder. Tenant shall not be entitled to receive any surplus funds received by Landlord from any such re-letting. If such funds from the re-letting are less than those required to be paid by Tenant hereunder for any month, such deficiency shall be calculated and payable monthly by Tenant. Landlord shall also be entitled to collect from Tenant any other loss or damage which Landlord may sustain by reason of Tenant's default under this Lease. Notwithstanding any provision to the contrary, in the event of Tenant's default, Landlord shall make reasonable efforts to mitigate its damages.

20. <u>**Landlord's Rights to Cure Defaults**</u>. If Tenant fails to perform any obligation on its part to be performed under this Lease, Landlord shall have the right (i) if no emergency exists, to perform the same after giving twenty (20) days notice to Tenant; and (ii) in any emergency situation to perform the same immediately without notice or delay. Tenant shall, on demand, reimburse Landlord for all costs incurred by Landlord in rectifying Tenant's defaults as aforesaid, including reasonable attorney's fees. Except for gross negligence by Landlord, Landlord shall not be liable for or in any way be responsible for any loss, inconvenience or damage resulting to Tenant for any action taken by Landlord pursuant to this Section.

21. <u>**Legal Expenses; Remedies Cumulative**</u>.

(A) In case suit shall be brought because of the breach by either party of any of its obligations under this Lease, the prevailing party shall be entitled to recover all expenses incurred in connection with such breach, including reasonable attorney's fees, court costs and expert/witness fees.

(B) Landlord's rights and remedies shall be cumulative and may be exercised and enforced concurrently, and no right or remedy of Landlord shall be deemed to be exclusive of any other right or remedy Landlord may have.

22. <u>**Building Name**</u>. Landlord reserves the right to change the name of the Building from time to time, and Landlord shall have no liability to Tenant in connection therewith.

23. <u>**Landlord's Right to Alter**</u>. Landlord shall have the right at any time (and from time to time) (i) to alter the size, area, level and location of hallways, entrances, parking areas, driveways, sidewalks, landscaped areas and all other portions of the Building and the Building Land, , (ii) to construct additional stories on the Building, and additional buildings in the vicinity thereof, (iii) to permit owners or occupants of land outside the Building Land and their invitees to use the parking areas, roads and sidewalks on the Building Land and their invitees to use the parking areas, roads and sidewalks on the Building Land, (iv) to relocate all or any part of any building or parking areas and, (v) to relocate the premises leased to any other tenant. Notwithstanding the foregoing, the common areas and the entrance and exit to the Premises and the Building will not be modified, reconfigured or altered in any manner that would affect Tenant's use of the Premises, nor will any action be taken by Landlord with respect to such common areas, the effect of which would be to:

(a) Materially interfere with Tenant's business operation in or diminish the use and enjoyment of the Premises for the purposes intended; or

(b) Discriminate between tenants in the Building.

24. **Notices**. Any notice or approval required or given in connection with this Lease shall be in writing and shall either be delivered by hand, shall be sent by United States Certified Mail, postage prepaid, or shall be sent via overnight courier:

If to Landlord, at its address set forth in Section A - Basic Lease Definitions, with a copy to the on-site manager as set forth in Section A - Basic Lease Definitions.

If to Tenant, at its address set forth in Section A - Basic Lease Definitions.

Each party's address may be changed from time to time by such parties giving notice as provided above. Notice shall be deemed given when delivered (if delivered by hand or overnight courier) or when postmarked (if sent by mail). Whenever Landlord's consent or approval is required (i) the same must be obtained in writing, and oral consents shall be of no effect, and (ii) such consent or approval may be withheld arbitrarily unless otherwise herein specifically set forth to the contrary.

25. **Rules and Regulations**. Tenant agrees to comply with and observe the following Rules and Regulations. Landlord reserves the right, at any time, once or more often, by notice to Tenant, to amend or supplement said Rules and Regulations in a reasonable manner:

(A) Tenant shall not obstruct or litter any of the Building common areas. Such areas shall not be used by Tenant for any purpose except for ingress and egress, nor shall Tenant have any special rights in the common areas on account of the use of the common areas square footage to calculate the Net Rentable Square Footage under Section A - Basic Lease Provisions.

(B) Tenant shall not have any sign or lettering on any part of the Building, or on any part of the Premises which can be seen from the outside of the Premises, except for Tenant's identification in the Building directory and on the entrance to the Premises, each of which identifications shall be of a design in accordance with the design criteria reasonably established by Landlord, and shall be at Tenant's expense.

(C) Blinds, shades, draperies or other forms of inside window coverings shall not be placed in the Premises except to the extent, if any, that the appearance thereof is approved by Landlord and is in accordance with the design criteria established by Landlord, and Tenant shall not do any painting or decorating in the Premises or make, paint, cut or drill into, drive nails or screws into, nor in any way deface any part of the Premises or the Building without the prior written consent of Landlord. Tenant shall not overload any floor or facility in the Building. Tenant shall keep the Premises sightly and clean.

(D) Tenant shall not attach additional locks or similar devices to any door or window, change existing locks, or make or permit to be made any additional keys. If more than six keys for one lock are desired, Landlord will provide them upon payment therefor by Tenant. Upon termination of this Lease or Tenant's possession, Tenant shall promptly surrender to Landlord all keys to the Premises.

(E) Tenant shall not use or permit to be brought into the Building hazardous materials as defined in the Addendum to this Lease.

(F) Tenant shall not obstruct or interfere with the rights of other tenants, nor in any way injure or annoy them, nor do anything which would constitute a nuisance or which would damage the reputation of the building.

(G) The bringing into the Building or removal therefrom of furniture, fixtures or supplies, when of large weight or bulk, shall be done at such times and along such Building routes as the custodian of the Building shall require. All damage to the Building caused by such deliveries or removals shall be repaired at the expense of Tenant.

(H) If Tenant desires telephone connections, Landlord will designate the location and manner in which the wires shall be introduced; and no other boring or cutting for wires will be permitted.

(I) Tenant shall not (i) install any internal combustion engine, boiler, refrigerator (except small household type refrigerators customarily used in general offices), or heating or air conditioning apparatus in the Building, (ii) carry on any mechanical business in the Building, (iii) use the Premises for housing, lodging, or sleeping purposes, (iv) permit preparation or warming of food in the Premises nor permit food to be brought into the Premises for consumption therein (warming of coffee and individual lunches of employees excepted), (v) place any radio or television antenna other than inside the Premises, (vi) operate any sound-producing instrument which may be heard outside the Premises, (vii) operate any electrical device from which may emanate electrical waves which may interfere with or impair radio or television broadcasting or reception from or in the Building or elsewhere, (viii) bring into the Building any bicycle or other vehicle, or dog (except in the company of a blind person), or other animal, insect or bird, (ix) permit any objectionable noise, vibration or odor to emanate from the Premises, (x) disturb, solicit or canvass any occupant of the Building, (xi) use the plumbing facilities for any purpose other than that for which they are constructed, or (xii) waste any of the utilities furnished by Landlord.

(J) Tenant shall not store any trash, rubbish or garbage in the Premises except in a sanitary and inoffensive manner inside the Premises or in areas approved by Landlord. Biohazard waste generated by Tenant shall be stored and disposed of as required by applicable law, ordinance or regulation, and at Tenant's sole expense.

(K) Tenant shall use its best efforts to secure compliance with these Rules and Regulations (together with any authorized amendment or supplement thereto) by Tenant's customers, contractors, employees and other invitees.

26. Parking Areas.

(A) To serve generally Landlord's designees and the occupants of the Building, and their invitees, Landlord shall, subject to any governmental taking or conveyance in lieu thereof, maintain parking areas on the Building Land, which shall be subject to the exclusive control of Landlord, provided Tenant shall have the non-exclusive rights of use and enjoyment hereafter described. Tenant agrees to furnish Landlord, upon request, license numbers of all automobiles of Tenant and its employees, and agrees to keep such list current. Landlord shall have the right to re-arrange the layout or location of the parking areas from time to time, so long as such new arrangement does not materially interfere with Tenant's ease of access and use of the parking areas and any such relocation shall not be further than a radius of 100 feet from the main front entrance of the Building. Landlord specifically agrees to provide Tenant 85 non-exclusive and unmarked parking spaces in the covered portion of the parking garage attached to the Building (25 of which shall be full sized and reserved to Tenant alone, and located in the covered portions of the garage) and 15 spaces in the existing surface parking lot of 4707 Belleview, all of which are available from the commencement date through September 30, 2001. If the additional parking described in Section B. below is then available, commencing October 1, 2001, through the Lease termination date, inclusive of any extensions thereof, Landlord shall provide 81 covered parking spaces in the Belletower Garage (including the 25 reserved spaces), and the exclusive use of an additional 44 parking spaces on the surface parking lot to be obtained by Landlord at 4707 Belleview. If such additional parking is not available effective October 1, 2001, through the Lease termination date, inclusive of any extensions thereof, such failure shall be a default by Landlord hereunder, entitling Tenant to the rights and remedies described in paragraph (B) below, including the Liquidated Damages described below. Landlord shall restripe the Belletower garage by no later than October 1, 2001. After such restriping, all parking stalls furnished in the Belletower garage shall be full size spaces 8 ½ feet wide and compact spaces 7 ½ feet wide, with a ratio of 50% full size, 47% compact size and 3% handicapped size required. In the 4707 Belleview facility, all parking spaces shall be 9 feet in width.

(B) Within five (5) days after this Lease has been executed and delivered by both parties, Landlord shall commence acquisition of the 4707 Belleview property with the intent to construct the supplemental parking described in subparagraph A. above. The parties contemplate that the commencement date for the Premises will be April 1, 2001. Notwithstanding anything in this Lease to the contrary, in the event Landlord has not: (i) on or before March 1, 2001 acquired fee simple title in Landlord's name to the property located at 4707 Belleview; or (ii) on or before August 1, 2001, completed demolition, obtained all construction permits and commenced construction of the 4707 Belleview parking facility, then in any such event such failure shall be a breach by Landlord entitling Tenant to liquidated damages in the amount of $650,000 ("Liquidated Damages") to cover the costs and expenses to be incurred by Tenant, which sum the parties agree is a reasonable sum, considering all the circumstances existing on the date of this Lease, including the relationship of the sum to the range of harm to Tenant that reasonably could be anticipated and the anticipation that proof of actual damages would be costly, inconvenient or difficult to estimate, and in addition, Tenant, at its sole election, may (a) terminate this Lease at any time thereafter upon ten (10) days' prior written notice to Landlord; (b) delay taking possession of the Premises and the commencement date of the Lease until such time as the additional parking shall be available for occupancy as evidenced by a valid certificate of occupancy as issued by the City of Kansas City, Missouri; or (c) take possession on the original commencement date or at any time thereafter upon ten (10) days' prior written notice to Landlord, and if in any such circumstances the Liquidated Damages are not paid promptly by Landlord to Tenant, such Liquidated Damages may be offset against Base Rent and any other sums payable by Tenant to Landlord pursuant to this Lease. In the event Tenant elects under (b) or (c) above, the commencement date shall be deemed to be the date Tenant takes possession and the Lease Term shall expire 96 months thereafter.

(C) In the event Tenant shall expand the Premises during the initial term or any extensions or renewals thereof, either pursuant to the right of first refusal in Addendum paragraph 5 hereof, or otherwise, Landlord agrees to provide not less than 5 parking spaces per 1,000 rentable square feet of such expansion area. If the expansion area is more than 2,000 rentable square feet (or if Landlord is unable to deliver the required 5 per thousand parking ratio to Tenant at any time prior to such expansion), Landlord will provide such additional parking by re-striping the existing Belletower parking garage to accommodate not less than an additional 27 parking spaces, taking the total from 185 garage spaces to 212 garage spaces. If Tenant shall expand the Premises by more than a total of 14,000 rentable square feet in excess of the original Premises, Landlord covenants and agrees to build a parking garage deck either at the parking lot obtained at 4707 Belleview, or to add a level to the existing Belletower garage parking lot in order to provide such additional parking. The rate for such expansion space and additional parking shall be at the then current Market Rate as defined and determined in paragraph 4 of the Addendum hereto, except that if such additional space is obtained pursuant to a right of first refusal under paragraph 5 of the Addendum hereto, then the rental rate shall be as set forth therein and shall include such parking as described therein, and Landlord will provide the additional parking required by this paragraph 26 (if in excess of that provided under paragraph 5 of the Addendum) at the then current Market Rate for parking spaces in the Country Club Plaza area market. In the event Landlord shall fail to provide the additional parking as required above, or commence construction and diligently pursue completion, by not later than 120 days after such additional office space is acquired by Tenant, then in any such event such failure shall also be a breach by Landlord and Tenant, at its sole election, may, without limitation (a) terminate this Lease at any time thereafter upon ten (10) days prior written notice to Landlord, or (b) delay taking possession of the expansion areas of the Premises and the commencement date for such expansion areas of the Lease until such time as the additional parking shall be available for occupancy as evidenced by a valid certificate of occupancy as issued by the City of Kansas City, Missouri. In the event the requirement of constructing a parking structure as described above is invoked for any reason, including acquiring additional leased premises by right of first refusal, Landlord and Tenant each agree that a minimum remaining lease term of not less than six (6) years shall be required and if necessary, the existing lease term for the Premises and any expansion areas shall be so extended upon all of the same terms and conditions set forth in this Lease, but subject to adjustment of Base Rent to Market Rate, as determined in the Addendum Paragraph 5 for any extended term applicable.

27. Non-Waiver. Neither acceptance of rent by Landlord or failure by Landlord to complain of any default of Tenant shall constitute a waiver of any of Landlord's rights hereunder. Waiver by Landlord of any breach of any provision herein by Tenant shall not be deemed a waiver of any subsequent breach of the same or any other provision herein contained. No provision of this Lease shall be deemed to have been waived unless such waiver shall be in writing and signed by Landlord. Receipt by Landlord of Tenant's keys to the Premises shall not constitute an acceptance of surrender of the Premises.

28. Holding Over. If Tenant remains in possession of the Premises after the expiration of the term of this Lease, without the execution of a new lease, then, at Landlord's option, Tenant shall be deemed to be occupying the Premises as a month to month Tenant, subject to all the provisions of this Lease insofar as they are applicable to a month to month tenancy, but at a monthly rental of one hundred fifty percent (150%) of the per month rental provided under this Lease.

29. Limitation of Landlord's Liability. Notwithstanding anything set forth in this Lease to the contrary, it is agreed that Tenant shall look solely to the equity of Landlord in the Building and the Building Land for the satisfaction of the remedies of the Tenant in the event of a breach by Landlord of any of the provisions of this Lease, and Landlord shall not be liable for any such breach except to the extent of Landlord's equity in the Building and the Building Land.

30. Entire Agreement and Binding Effect. This Lease and any attached addenda, guarantees or exhibits constitute the entire agreement between Landlord and Tenant; no prior written, or prior or contemporaneous oral, promises or representations shall be binding. This Lease shall not be amended, changed or extended except by written instrument signed by both parties hereto. Section captions herein are for convenience only, and neither limit nor amplify the provisions of this Lease. The provisions of this Lease shall be construed in accordance with the laws of the State of Missouri. The provisions of this instrument shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and permitted assigns of the parties, but this provisions shall in no way alter the restriction in this Lease against assignment and subletting by Tenant. If there is more than one Tenant under this Lease, they shall be bound jointly and severally by all provisions herein contained.

31. Trial by Jury Waiver.

THE PARTIES WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER PARTY AGAINST THE OTHER ON ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS LEASE, THE RELATIONSHIP OF LANDLORD AND TENANT, OR TENANT'S USE AND OCCUPANCY OF THE PREMISES.

32. Intentionally deleted

33. Agency Disclosure. Sharon L. Gartin (hereinafter "Landlord's Broker"), as a licensed real estate broker and as an Independent Contractor of Kessinger/Hunter & Company, L.C. is assisting Landlord in this transaction and is acting as the Landlord's agent. Landlord's Broker is not the agent of the Tenant, and any information given to Landlord's Broker by the Tenant or its agent may have been disclosed to the

Landlord. If compensation of any kind is due to Landlord's Broker in association with this Lease, it shall be paid by the Landlord. None (hereinafter "Tenant's Broker") is acting as the Tenant's agent. Tenant's Broker is not the agent of the Landlord, and any information given to Tenant's Broker by the Landlord or its agent may have been disclosed to the Tenant. Landlord shall pay a leasing commission to Tenant's Broker in accordance with a separate letter agreement between Landlord and Tenant's Broker. By signing this Lease, Landlord and Tenant acknowledge that the agency relationships described herein were previously disclosed to each of them and/or their respective Licensees no later than the first showing of the property or immediately upon the occurrence of any change in the relationships. Landlord and Tenant also acknowledge that the **Broker Disclosure Form** has been furnished to them in accordance with the license laws of the State of Missouri.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

Witness ____________________ LANDLORD:

BELLETOWER PARTNERS, L.L.C.

Witness ____________________ By: ____________________

Witness ____________________ TENANT:

PIONEER FINANCIAL SERVICES, INC.

Witness ____________________ By: ____________________ President

LANDLORD'S NOTARY

STATE OF Missouri)
)ss
COUNTY OF Jackson)

Before me, a Notary Public in and for said County and State, appeared James E. Lippert personally known to me or having produced adequate proof of identity, who, being first duly cautioned and sworn, acknowledged the signing of the foregoing to be his or her free act and deed, both personally and on behalf of said Corporation, and that the signing of the foregoing document was duly authorized by such Corporation.

Sworn to and subscribed before me this 5TH day of February, 2001.

DEBBIE L. REED
Notary Public - Notary Seal
Ray County-State of Missouri
My Commission Exp. 12-27-02

____
Notary Public

My Commission Expires: 12-27-02

TENANT'S NOTARY

STATE OF Mo)
)ss
COUNTY OF Jackson)

Before me, a Notary Public in and for said County and State, appeared Thomas H Holcom, Jr personally known to me or having produced for me adequate proof of identity, who, being first duly cautioned and sworn, acknowledged the signing of the foregoing to be his or her free act and deed.

Sworn to and subscribed before me this 1st day of February, 2001.

____
Notary Public

My Commission Expires:

John T. Alfano
Notary Public-Notary Seal
State of Missouri
Jackson County
My Commission Expires August 1, 2001

EXHIBIT "A"

The land located in the County of JACKSON, State of MISSOURI, and described as follows:

Lots 107 to 113, both inclusive, PENN PARK, a subdivision in Kansas City, Jackson County, Missouri, according to the recorded plat thereof recorded in Plat Book B-13 at Page 42 in the office of the Director of Records in and for Jackson County, Missouri, at Kansas City.

Exhibit B


FLOORPLAN
1"=20'-0"
KESSINGER HUNTER
4700 BELLEVIEW
2ND & 3RD FLOORS

EXHIBIT B-1


AHA ARCHITECTURE P.C.
SCALE: 1/8" = 1'-0"
NEW DEMISING WALL
720 RSF
Suite 203
BLDG.

EXHIBIT B-2

EXHIBIT 6.3

Addendum to Office Building Lease between the Company and Belletower Partners, L.L.C.

ADDENDUM

Addendum to Lease dated January ___, 2001 by and between Belletower Partners, L.L.C. (Landlord) **and Pioneer Financial Services, Inc. (Tenant).**

1. Environmental.

A. Definitions.

(i) "Hazardous Substance" shall mean (a) "hazardous waste" as defined by the Resource Conservation and Recovery Act of 1976, as amended; (b) "hazardous substance" as defined by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; (c) "toxic substances" as defined by the Toxic Substances Control Act, as amended; (d) "hazardous materials" as defined by the Hazardous Materials Transportation Act, as amended; (e) any other substances regulated under applicable federal, state or local laws, and the regulations adopted under these acts, as amended; (f) oil or other petroleum products; (g) any highly combustible substance; (h) polychlorinated bipheyls; (i) any other substance whose presence could reasonably be detrimental to the Building, the Premises or the Building Land, or which could be hazardous to health or the environment.

(ii) "Release" shall be defined as transport onto or across, storage, dumping, spilling, leaking, atmospheric injection, generation, use causing or permitting to escape, onto or from the Building, the Premises, or the Building Land, of any Hazardous Substance.

B. Landlord's Representations and Obligations.

Landlord has no knowledge of the presence of any Hazardous Substance currently on or the present Release of any Hazardous Substance onto or from, the Building, the Premises or the Building Land. Landlord further represents that no governmental entity is currently investigating or conducting remediation activities at the Building, nor has the Building been declared a "Superfund" site. Landlord, its agents or employees, shall not, either with or without negligence, Release any Hazardous Substance on or about the Building, the Premises or the Building Land.

C. Tenant's Representations and Obligations.

Tenant, its agents, invitees, suppliers, contractors and employees, shall not, either with or without negligence, Release any Hazardous Substance on or about the Building, the Premises or the Building Land. Tenant shall execute affidavits, representations and the like from time to time at Landlord's request concerning Tenant's best knowledge and belief regarding the presence or Release of Hazardous Substances about the Building, the Premises or the Building Land.

D. Liability.

If any lender, purchaser or governmental agency shall ever require testing of the Building, the Premises, or the Building Land to ascertain whether or not there has been any Release of Hazardous Substances, and such Release is reasonably determined to be attributable to Tenant, its agents, invitees, suppliers, contractors or employees, Tenant shall be liable to the extent caused by Tenant for all testing, remediation costs including returning the Building, the Premises or the Building Land to their previous conditions, any sums paid for settlement of claims, judgments, and any governmental fines associated, directly or indirectly, with such Release, and Tenant shall indemnify against and hold Landlord harmless therefrom. If such Release is reasonably determined NOT to be attributable to Tenant, its agents, invitees, suppliers, contractors or employees, Tenant shall not be liable for any testing, remediation, any sums paid for settlement of claims, judgments, or fines associated therewith, and Landlord shall indemnify against and hold Tenant harmless therefrom. The representations and obligations set forth in this Environmental section shall survive the expiration or earlier termination of this Lease.

2. Disclosure: Tenant shall timely, completely and properly comply with all federal, state and local reporting requirements relating to the use, storage, transportation and disposal of hazardous material including bio-hazardous waste, and Tenant shall deliver a copy of all such reports to Landlord with current copies of all material safety data sheets which Tenant is or may be required to keep for the Premises under state law.

3. Landlord's Work: Landlord shall not be obligated to make any improvements to the Premises except that Landlord agrees to assume the total cost of constructing a demising wall in Suite 203 as shown on Exhibit "B" attached hereto.

4. Right to Renew:

A. Provided Tenant is not in default of any of the terms, conditions or covenants of this Lease, it is agreed by and between the parties that Tenant shall have two (2), five (5) year options to extend the term of the Lease requiring a minimum of six (6) months written notice to Landlord. The same terms which apply during the original term shall apply during the extension terms, except that the Base Rent for the extension terms shall be at the then prevailing "Market Rate" for similar space as such term is defined below.

B. For purposes of this section, "Market Rate" shall be defined as the then fair market net rental value of the Premises, as of the date of commencement of the renewal term, determined in accordance with the provisions set forth below. The fair market net rental value of the Premises shall mean the net rental that would be agreed to by Landlord and a new tenant, each of which is willing, but neither of whom is compelled, to enter into the Lease transaction. The fair market net rental value shall be determined on the basis of the assumptions that: (i) the Operating Expense base year shall be updated to the first full lease year of the renewal term; and (ii) the fair market net rental value shall be projected to the commencement date of the applicable renewal term. The fair market net rental value to be determined shall not take into account any existing tenant improvements or special uses or rights afforded to the Tenant under the Lease in connection with the Premises except for the additional value attributable to Additional Parking provided to this Tenant in excess of normal building parking ratios, but shall take into account the following factors:

(i) rental for comparable space in "Comparable Buildings" (taking into consideration but not limited to use, location, and/or floor level with any applicable building, definition of net rentable area, quality, age and location of the applicable buildings);

(ii) the rentable area of the Premises;

(iii) the length of the pertinent renewal term;

(iv) the extent to which the tenant improvement allowance, rent, credit, moving allowance, space planning allowance, or similar inducements given to Tenant are lesser or greater than that which would have been given to a comparable new tenant in a Comparable Building; and

(v) the quality and creditworthiness of Tenant.

For purposes of this Section, "Comparable Buildings" shall mean similar office buildings located within the vicinity of the Building, being of like construction, management and quality.

C. Arbitration. The Base Rent for any extension term shall be agreed upon by the parties prior to the expiration of the then current term. If the parties cannot agree on the new Base Rent, then each party shall designate an expert, and each expert shall agree on a third expert, all of which must be members in good standing with the Kansas City Metropolitan Board of Realtors, or, if no longer in existence, its successor, experienced in valuing rental rates for commercial office space in central Kansas City, Missouri. The determination of Market Rate as set forth above, shall be made by the third expert so chosen, whose decision shall be binding on all parties. All costs and expenses for such process shall be split by the parties equally.

5. Right of First Refusal: Subject to the other tenants' rights and provided Tenant is not then in default of any of the terms or conditions of this Lease, Tenant shall have a right of first refusal to lease any space in the Building if it should become vacant, available and offered to a third party for lease. Tenant shall have five (5) business days after receiving such notice from Landlord that the Available Space is offered to the third party and to notify Landlord whether or not Tenant will lease the Additional Space based on the terms offered to the third party plus the costs of additional parking at Market Rate and not at the cost of constructing such additional parking facilities. In the event Tenant elects to lease the Additional Space, the Additional Space shall be added to the Premises and the term of this Lease shall be extended for three (3) years at the then applicable Market Rate from the time Tenant begins paying rent for the Additional Space if said Lease has less than three (3) years remaining in the term. The parties shall execute an amendment to this Lease which incorporates the foregoing terms. If Tenant does not exercise the Right of First Refusal as herein provided, such right shall terminate with respect to that Additional Space.

6. Use of Exercise Facility: The Landlord agrees that Tenant may have the right to utilize the exercise facility located on the B-1 Lower Level of the Building at no cost to Tenant throughout the Lease Term.

Witness ____________ LANDLORD:

Witness ____________ BELLETOWER PARTNERS, L.L.C.

By: ____________

Witness ____________

TENANT:

Witness ____________ PIONEER FINANCIAL SERVICES, INC.

By: ____________ President

EXHIBIT 6.4

First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C.

FIRST AMENDMENT TO OFFICE BUILDING LEASE

THIS FIRST AMENDMENT TO OFFICE BUILDING LEASE (the "Lease") dated January 31, 2001 and executed February 1, 2001 by and between **Belletower Partners, L.L.C.** ("Landlord") and **Pioneer Financial Services, Inc.** ("Tenant") is made this 19th day of July, 2001. Landlord and Tenant hereby agree, that the Lease shall be amended as follows:

1. The time restriction recited in Paragraph "26" subparagraph "(B) (ii)" is hereby extended by thirty (30) days to September 1, 2001.

All other terms and conditions of the Lease shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment To Office Building Lease the day and year first above written.

LANDLORD:

C.R.E.S. Management, L.L.C. as agent for Belletower Partners, L.L.C.

By: ______________________
James E. Lippert
Managing Member

TENANT:

Pioneer Financial Services, Inc.

By: ______________________
Randy Oplinger
Chief Financial Officer

LANDLORD'S NOTARY

STATE OF MISSOURI }
} ss
COUNTY OF JACKSON }

Before me, a Notary Public in and for said County and State, appeared James E. Lippert, Managing Member of C.R.E.S. Management, L.L.C., as agent for Belletower Partners, L.L.C., and being personally known to me or having produced adequate proof of identity, who, being duly cautioned and sworn, acknowledged the signing of the foregoing instrument to be his free act and deed, on behalf of said Company, and that the signing of the foregoing document was duly authorized by said Company.

Sworn to and subscribed before me this 19th day of July 2001.

Teresa Lynn Wilson
Notary Public

TERESA LYNN WILSON
Notary Public - State of Missouri
JACKSON COUNTY
My Commission Expires March 22 2003

TENANT'S NOTARY

STATE OF MISSOURI }
} ss
COUNTY OF JACKSON }

Before me, a Notary Public in and for said County and State, appeared Randy Oplinger, Chief Financial Officer of Pioneer Financial Services, Inc., personally known to me or having produced adequate proof of identity, who, being duly cautioned and sworn, acknowledged the signing of the foregoing instrument to be his free act and deed on behalf of said Company, and that the signing of the foregoing document was duly authorized by said Company.

Sworn to and subscribed before me this 19th day of July 2001.

Notary Public

John T. Alfano
Notary Public-Notary Seal
State of Missouri
Jackson County
My Commission Expires August 1, 2001

EXHIBIT 6.5

Employment Contract between the Company and Randall J. Opliger

EMPLOYMENT CONTRACT

Whitbread Management, Inc., hereinafter designated as "Employer," agrees to and does employ Randall Joseph Opliger, hereinafter designated as "Employee," who accepts said employment on the following basis:

1. Employee shall work in the business of Employer, according to the job duties and locations assigned by Employer.

2. The Employee's salary shall be at the rate of $3,461.54 payable biweekly. The services to be rendered by Employee shall begin on the 16 day of Oct, 2001 If requested, Employee will obtain a license as an insurance agent and waives any claim to commissions which may arise as a result of insurance sales, and hereby assigns any rights or interest therein to Employer.

3. Employee, throughout his/her employment, must qualify for a fidelity bond with a company designated by Employer.

4. Employee will devote his/her entire time and attention to the business of Employer and will engage in no other business or sideline, except with Employer's prior written consent.

5. It is understood that Employer, over a period of time, has developed lists of customers and prospects and other trade secrets that constitute valuable business assets. In conjunction with Employee's employment, Employee will be granted reasonable access to this information and contact with Employer's valued customers. In recognition of Employer's legitimate privacy rights to this information:

   (a) During the term of employment and thereafter, Employee agrees not to disclose or use the Employer's list of customers or prospects or other trade secrets in any business which directly or indirectly competes with Employer; and

   (b) For a period of two (2) years subsequent to termination of employment (with or without cause) Employee shall not directly or indirectly solicit any customers or former customers of Employer; and

   (c) Employee agrees that, for a period of two (2) years subsequent to termination of his/her employment (with or without cause), he/she shall not, without Employer's prior written consent, engage in any manner whatsoever, either directly or indirectly, or assist in any way in any other loan or finance business directly related to military lending in any of the cities or towns in which the Employer conducts business; and

   (d) Employee agrees that during the life of this contract, and for two (2) years subsequent to termination of his/her employment (with or without cause), Employee will not, directly or indirectly, induce, influence or advise any person who is or shall then be in the service of Employer to leave the service of Employer.

   (e) If Employee violates any of the restrictions of this Paragraph, then the duration of the restrictions shall be extended by the time period Employee engages in conduct violating any such restrictions.

   (f) If Employee breaches any of the terms of this Paragraph, he/she shall pay to Employer the costs, expenses and attorney fees in enforcing those terms, if and as permitted by applicable law.

6. It is also recognized that money damages are not an adequate legal remedy to enforce the provisions of Paragraph 5 and that Employer has the right to restrain any violations of that Paragraph by seeking an injunction or restraining order in any court(s) of competent jurisdiction. However, this shall not, in any way, limit the Employer from seeking an award of damages for acts by Employee which violate Paragraph 5.

7. Either party may terminate Employee's employment at any time by providing five (5) days' written notice, provided that said employment may be terminated without notice for cause or for violation of any provisions of this Employment Contract.

8. Subject to Paragraph 6 (which contemplates that Employer may seek certain equitable relief in any court(s) of competent jurisdiction), the parties agree that any claims or disputes arising out of or relating to this Employment Contract, the terms and conditions of Employee's employment, or the termination of that employment will be resolved exclusively by binding arbitration.

   (a) The scope of this agreement to arbitrate includes, but is not limited to, claims and disputes involving the following types of allegations: wrongful discharge under statutory law and/or common law; employment discrimination based on any federal, state or local statute, ordinance or regulation; retaliatory discharge or other adverse employment action; compensation disputes; tortious conduct; breach of contract; ERISA violations; and other statutory and/or common law claims and disputes, regardless of whether the statute was enacted or whether the common-law doctrine was recognized at the time this Employment Contract was signed.

(b) This agreement to arbitrate shall be enforced in accordance with the Federal Arbitration Act ("FAA") or, if it is determined that the FAA does not apply, the Uniform Arbitration Act and/or other applicable state law. Unless the parties agree in writing to a different location, any arbitration proceeding shall take place in the city and state in which Employee was last assigned to perform services for Employer before the filing of the demand for arbitration, irrespective of the fact that any party to (or third-party beneficiary of) this agreement to arbitrate is now or may become a resident of a different jurisdiction. All arbitration proceedings shall be confidential.

(c) A single arbitrator engaged in the practice of law shall conduct the arbitration proceeding under the American Arbitration Association's National Rules for the Resolution of Employment Disputes (the "Rules") then in effect. Before signing this Agreement, each of the parties had an opportunity to review the Rules (including the Administrative Fee Schedule), which are accessible online at http://www.adr.org. The arbitrator shall have no authority to modify existing law, and may be authorized to rule on motions that shall dispose of issues as a matter of law. The arbitrator shall issue a written decision and award stating the reasons therefor. Such decision(s) and/or award(s) shall be final and binding on the parties and their respective heirs, executors, administrators, successors and assigns, and judgment(s) thereon may be entered in any court(s) of competent jurisdiction. The prevailing party(ies) shall be entitled to recover all attorneys' fees, expenses and costs incurred in connection with the arbitration proceeding.

(d) Employee understands that by signing this agreement to arbitrate, Employee is agreeing to substitute one legitimate form of dispute resolution (arbitration) for another (litigation), and is thereby waiving Employee's right to have claims and disputes resolved in court. This substitution involves no surrender, by either party, of any substantive statutory or common-law benefit, protection, or defense. If Employee seeks to invalidate this agreement to arbitrate on the ground that arbitration would be prohibitively expensive, Employee shall bear the burden of showing (i) that the likely arbitration costs would preclude Employee from pursuing Employee's rights in the arbitral forum, and (ii) that a request to postpone, reallocate and/or waive some or all such costs has been rejected by both Employer and the arbitrator.

9. This Employment Contract sets forth the entire agreement of the parties regarding its subject matter, and supersedes and replaces any and all prior employment contracts and/or relationships Employee may have had with Employer or any of its affiliates. All the agreements in this Employment Contract are severable, and in the event any portion of this contract be held invalid, the contract shall be construed as if such invalid portions were not herein contained, and the remaining portions shall remain fully enforceable.

10. Employer's rights and obligations under this Employment Contract shall be freely assignable to any parent, subsidiary or other affiliate of Employer, without the consent of Employee.

11. This Agreement shall be governed by and interpreted in accordance with the laws of the state in which Employee is assigned to perform services for Employer, except to the extent such laws are preempted by the FAA and/or other applicable federal law(s).

SIGNED AND SEALED by me, this 16 day of Oct, 2001

WITNESS: [signature]

[signature]
Employee

ACCEPTED, this 16 day of Oct, 2001.

[signature]
Employer

BY ____________________

EXHIBIT 10.1

Consent of BKD, LLP

Twelve Wyandotte Plaza
120 West 12th Street, Suite 1200
Kansas City, MO 64105-1936
816 221-6300 Fax 816-221-6380
bkd.com

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Pioneer Financial Services, Inc.:

We consent to the use of our report dated November 18, 2002, with respect to the consolidated balance sheets of Pioneer Financial Services, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002, included herein and to the reference to our firm under the heading "Experts" in the offering circular.

BKD, LLP

BKD, LLP

Kansas City, Missouri
February 10, 2003

Solutions for Success

EXHIBIT 15.1

Power of Attorney

POWER OF ATTORNEY

We, the undersigned Directors and Officers of Pioneer Financial Services, Inc., do hereby name, constitute and appoint Thomas H. Holcom, Jr. and Randall J. Opliger, and each of them, our agent and attorney-in-fact, with full power of substitution and resubstitution, for each of us and in our respective behalves as Directors and/or as Officers of Pioneer Financial Services, Inc., to sign and execute any and all amendments or supplements to this Offering Statement on Form 1-A, relating to a rescission offer to all persons who purchased junior subordinated debentures of Pioneer Financial Services, Inc., and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission, granting such attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact, each acting alone or his substitute, may lawfully do or cause to be done by virtue hereof.

Executed this 31st day of January, 2003.

William D. Sullivan

Randall J. Opliger

KC-1040324-1

EXHIBIT 15.2

Form of Cover Letter to Debenture Holders

PIONEER FINANCIAL SERVICES, INC.
4700 Belleview Avenue, Suite 300
Kansas City, Missouri 64112

Dear Debentureholder:

As is explained in more detail in the offering circular accompanying this letter, we are offering to repurchase the Pioneer Financial Services debentures issued or renewed since January 1, 2002. We urge you to carefully read the enclosed offering circular for a complete description of the terms and conditions of this rescission offer before deciding whether or not to tender your debentures to us for payment.

If, after reviewing the attached offering circular you have unanswered questions about this rescission offer, you may contact Melissa Kuhn, Investment Analyst, at 816-756-2020 or via e-mail at mkuhn@askpioneer.com. Please be advised, however, that neither the Company nor any of our employees may make any recommendation to you with respect to whether to accept or reject this offer.

While all of the debentures affected by this recission offer were registered with the Securities Division of the Missouri Secretary of State, we recently discovered that the exemption from registration under the Securities Act of 1933 that we relied on may not have been available due to the increased scope in our business activities in recent years. We do not believe or admit that we violated any federal securities law; however, we believe that it is in the best interests of the Company to make this recession offer at this time.

Please note you are not required to accept this offer.

Sincerely,

William D. Sullivan
Chief Executive Officer

EXHIBIT 15.3

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

PIONEER FINANCIAL SERVICES, INC.

4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112

______________, 2003

Instructions

Introduction. This letter of transmittal is being sent to you in connection with the rescission offer being conducted by Pioneer Financial Services, Inc. in which we are offering to repurchase all of the junior subordinated debentures that we have issued or renewed since January 1, 2002. Please review the accompanying offering circular for information about the terms and conditions of the rescission offer.

Acceptance of Rescission Offer. To accept our rescission offer and receive payment for your debentures, you **must**:

1. **Check the "Accept" box on this letter of transmittal, sign and date it, and have your signature notarized.** Please note that by marking the "Accept" box, you will be waiving any claims you may have against us for failing to register the debentures under the Securities Act of 1933 and will be appointing Randall J. Opliger, Chief Financial Officer, Secretary and Treasurer of Pioneer Financial Services, Inc., as your attorney-in-fact to do all things necessary to effectuate your acceptance of the rescission offer;

2. **Check the "sells, assigns and transfers" box on the back of your debenture and insert Pioneer Financial Services, Inc. on the line to the right (as shown in Exhibit A, attached hereto) and sign and date the debenture, and have your signature notarized. If you do not have any printed text on the back of your debenture, simply sign the back of your debenture and have your signature notarized. If you have lost your debenture, sign and date the enclosed Affidavit of Lost Debenture and Indemnity Agreement and have your signature notarized;**

3. **Complete and sign the enclosed Substitute Form W-9; and**

4. **Send or deliver the above-listed documents to us at 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112; Attention: Melissa Kuhn, Investment Analyst. If you send your debenture rather than hand deliver it, we recommend that you use an insured delivery service.**

THE RESCISSION OFFER EXPIRES ON APRIL 7, 2003. WE MUST RECEIVE ALL OF THE ABOVE-LISTED DOCUMENTS, PROPERLY EXECUTED, BY 5:00 P.M. (KANSAS CITY TIME) ON APRIL 7, 2003.

Please note that if you debenture currently earns interest at a rate greater than 8%, the interest rate applicable to this rescission offer is less than the current rate of interest on your debenture. By tendering your debentures you will not be entitled to any other payments on your debentures, including, without limitation, any accrued and unpaid interest.

Please note that if you hold your debenture in an IRA, a simplified employee pension account or a Roth IRA you may suffer adverse tax consequences if you do not comply with all applicable IRS rules and regulations. Please see the offering circular for more information.

If you elect to accept our rescission offer and deliver all of the above-listed documents to us, properly executed, prior to the expiration of the rescission offer, we will mail payment for your debentures within fifteen business days after the expiration of the rescission offer to the address to which this letter of transmittal was sent, unless a different address is listed in the letter of transmittal.

Any defect or deficiency in the documents delivered must be cured prior to the expiration of the offer unless waived by us. Tenders of outstanding debentures will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither we, nor any other person, is under any duty to give notice of any defects or irregularities in tenders of debentures, or will incur any liability to you for failure to give any such notice.

Rejection of Rescission Offer. To reject our rescission offer:

1. **Check the "Reject" box on this letter of transmittal, and sign and date it.** Please note that by marking the "Reject" box, you will be affirmatively waiving any and all claims you may have against us for failing to register the debentures under the Act; and

2. **Send or deliver the above-listed document to us by 5:00 p.m. (Kansas City time) on April 7, 2003, at 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112.**

Debenture holders who fail to respond to the rescission offer by 5:00 p.m. (Kansas City time) on April 7, 2003 will be deemed to have rejected the rescission offer.

A decision to reject the rescission offer will result in you continuing to own your debenture, continuing to receive interest payments on your debenture at its stated rate and having a right to be paid its principal amount upon maturity unless the debenture is earlier redeemed in accordance with its terms. We believe that by conducting this rescission offer, you will be precluded from requiring us in the future to repurchase your debenture for our alleged failure to register the debenture under federal securities law.

Withdrawal of Tender. You may withdraw your tender of your debentures at any time prior to 5:00 p.m., Kansas City time, on April 7, 2003. To withdraw your tender, you must send written notice to: Melissa Kuhn, Investment Analyst, Pioneer Financial Services, Inc., 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112. The notice must contain the following information: the name of the debenture holder of record, the principal amount and number of the debenture, and the date the debenture was issued. The notice must also be signed by the registered debenture holder and notarized.

Neither we nor any of our employees makes any recommendation to you with respect to this rescission offer. We urge you to read this offering circular carefully and to make an independent evaluation with respect to the rescission offer.

ACCEPTANCE

☐ The undersigned hereby **ACCEPTS** the rescission offer of Pioneer Financial Services, Inc. (the "Company") to repurchase the debentures listed below, all of which were purchased by the undersigned, or renewed in accordance with their terms, since January 1, 2002. The undersigned further represents that the undersigned is the holder of record of the debentures. In consideration of the rescission offer, the undersigned hereby irrevocably releases and forever discharges the Company and its past, current and future directors, stockholders, employees, affiliates, representatives and agents (collectively, the "Released Parties") from any and all claims that the undersigned and the undersigned's successors and assigns have or might have against the Released Parties in connection with the sale and issuance by the Company of the debentures subject to the rescission offer, to the maximum extent permitted by applicable law. The undersigned further appoints Randall J. Opliger, Chief Financial Officer, Secretary and Treasurer of the Company as the undersigned's attorney-in-fact with full power of substitution and resubstitution, to cause or to do or cause to be done all acts, as he, in his sole and absolute discretion, deems necessary or desirable to fully effectuate the undersigned's acceptance of the rescission offer.

Debentures Tendered for Payment.

Name of Record Holder	Principal Amount	Debenture Number	Date Issued

Alternate Address for Payment. If you are accepting the rescission offer and would like payment for your debenture sent to an address other than the one to which this letter of transmittal was sent, please indicate the alternative address to which we should send your payment. ______________________________

The undersigned hereby acknowledges having received and carefully read the Offering Circular and the terms and conditions of this letter of transmittal.

Date: ______________________ Debenture Holder(s):

____

Name: ______________________

____

Name: ______________________

STATE OF ______________)
) ss.
COUNTY OF______________)

Before me, ____________________, a Notary Public, in and for said County and State, appeared ____________________ personally known to me or having produced for me adequate proof of identity, who, being first duly cautioned and sworn, acknowledged the signing of the foregoing to be his or her free act and deed.

Sworn to and subscribed to me this ___ day of __________, 2003.

My Commission Expires: ______________________

Notary Public

____

****PLEASE NOTE THAT YOU DO NOT NEED TO SIGN OR RETURN THIS PAGE IF YOU ARE REJECTING THE RESCISSION OFFER**

REJECTION

☐ The undersigned hereby **REJECTS** the rescission offer of Pioneer Financial Services, Inc. (the "Company") to repurchase all of the debentures purchased by the undersigned or renewed in accordance with their terms since January 1, 2002, and acknowledges that the Company will not make any future offers to repurchase the debentures purchased by the undersigned. The undersigned hereby irrevocably releases and forever discharges the Company and its past, current and future directors, stockholders, employees, affiliates, representatives and agents (the "Released Parties") from any and all claims that the undersigned and the undersigned's successors and assigns have or might have against the Released Parties in connection with the sale and issuance by the Company of the debentures subject to the rescission offer, to the maximum extent permitted by applicable law.

The undersigned hereby acknowledges having received and carefully read the Offering Circular and the terms and conditions of this letter of transmittal.

Date: ______________________________ Debenture Holder(s):

____
Name:______________________________

____
Name:______________________________

****PLEASE NOTE THAT YOU DO NOT NEED TO SIGN OR RETURN THIS PAGE IF YOU ARE ACCEPTING THE RESCISSION OFFER**

EXHIBIT A

This certificate is transferable only on the books ~~of and by any~~ joint tenant presenting the original Debenture at the Office of
Pioneer Financial Services, Inc.
4700 Belleview, Suite 300
Kansas City, Missouri 64112-1359

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - ____________ Custodian ____________
(Cust) (Minor)
under Uniform Gifts to Minors Act of ____________
(State)

Additional abbreviations may also be used though not in the above list.

CERTIFICATE TRANSFERS AND REDEMPTIONS

FOR VALUE RECEIVED the undersigned hereby:

☒ Sells, assigns and transfers unto PIONEER FINANCIAL SERVICES, INC.
(Name and Address of Assignee, Including Zip Code, Must Be Printed or Typewritten)

the within Certificate, and all rights thereunder, hereby irrevocably constituting and appointing William D. Sullivan or Donald D. Herlford Attorney to transfer said Certificate on the books of the Custodian, with full power of substitution in the premises.

[ ] Please Insert Social Security or Other Identifying Number of New Owner

☐ Permanently Changes the Name(s) or Registration
OLD NAME (Registration): ____________
NEW NAME (Registration): ____________

☐ Redeems the within Certificate At Maturity Value
Please Send Check to: ____________

☐ Reinvests the maturity value of the within Certificate (Please complete and include an Offer to Purchase and Receipt Form for your new certificate.)

DATED: ____________

X ____________ Registered Owner
X ____________ Registered Owner
X ____________ Registered Owner

Subscribed and sworn to before me
this ____ day of ____________ 19____.
____________ (SEAL)
Notary Public My Commission Expires ____________

NOTICE: The signature must correspond with the name as it appears upon the face of the within Certificate in every particular, without alteration or enlargement or any change whatever.

ASSIGNMENT FOR LOAN

FOR VALUE RECEIVED the undersigned hereby certifies that this debenture has been assigned to:

____
(Name and Address of Assignee, Including Zip Code, Must Be Printed or Typewritten)

X ____________ Registered Owner
X ____________ Registered Owner

Subscribed and sworn to before me
this ____ day of ____________ 19____.
____________ (SEAL)
Notary Public My Commission Expires ____________

RELEASE OF ASSIGNMENT: The undersigned hereby releases the above described assignment and reassigns this debenture to the original named owner (s).

X ____________ Lending Institution
X ____________ Lending Institution

Subscribed and sworn to before me
this ____ day of ____________ 19____.
____________ (SEAL)

Notary Public My Commission Expires

Pioneer Financial Services, Inc.
By:
President [signature]
By:
Secretary [signature]

State of Missouri)
)ss.
County of Jackson)

Subscribed and sworn to before me this 18th day of December, 2001.

[signature]
Notary Public

My Commission Expires: 5-1-05

John T. Alfano
Notary Public - Notary Seal
State of Missouri
Jackson County

SUBSTITUTE

Form **W-9**

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See **Specific Instructions** on page 2.

Name

Business name, if different from above

Check appropriate box: ☐ Individual/ Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ►

☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). **However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3.** For other entities, it is your employer identification number (EIN). If you do not have a number, see **How to get a TIN** on page 3.

Note: *If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.*

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); **and**
2. A am not subject to backup withholding because: **(a)** I am exempt from backup withholding, or **(b)** I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or **(c)** the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item **2** above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item **2** does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here **Signature of U.S. person ►** **Date ►**

AFFIDAVIT FOR LOST DEBENTURE AND INDEMNITY AGREEMENT

The undersigned, being duly sworn and under penalty of perjury, does hereby state and certify that:

1. The undersigned is at least 18 years of age;

2. The undersigned is the legal and beneficial owner of the following junior subordinated debenture(s) of Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), issued or renewed since January 1, 2002 (the "Debentures"):

Principal Amount	Debenture Number	Date Issued

3. The undersigned wishes to accept the rescission offer of the Company, pursuant to which the undersigned agrees to sell the Debentures to the Company;

4. The Debentures have been mislaid, lost, stolen or destroyed;

5. The Debentures were registered in the name of the undersigned;

6. The undersigned has not disposed of or transferred the Debentures or any interest therein to any other person or persons and has not pledged or hypothecated the Debentures or given any person or persons any security interest therein or any proxy, power of attorney, order or authority of any kind or nature whatsoever to transfer the Debentures or any interest therein;

7. This Affidavit for Lost Debenture and Indemnity Agreement is made and given for the purpose of inducing the Company to repurchase the Debentures;

8. The undersigned agrees that if the Debentures come into the possession, custody or power of the undersigned, the undersigned will deliver the Debentures to the Company immediately; and

****PLEASE NOTE THAT YOU DO NOT NEED TO COMPLETE AND RETURN THIS AFFIDAVIT FOR LOST DEBENTURE AND INDEMNITY AGREEMENT UNLESS YOU ARE ACCEPTING THE RESCISSION OFFER AND HAVE LOST YOUR DEBENTURE**

9. In consideration of the repurchase of the Debentures by the Company, the undersigned, for himself and his heirs, personal representatives and assigns, does hereby agree to indemnify the Company and its directors, officers and principals from and against any and all claims and demands of every kind and nature, actions, causes of action, suits and controversies, and from and against any and all losses, damages, costs, charges, attorneys' fees, expenses and liabilities, arising out of or related to (a) any claim by any other person or entity based on or asserting ownership or title in, or any lien or encumbrance or other interest (legal or beneficial) in, the Debentures; or (b) any inaccuracy in or breach of the representations and covenants of the undersigned set forth herein; or (c) any other matter or thing relating to the Debentures.

10. The undersigned agrees that if required by the Company, the undersigned will post an indemnity bond in an amount sufficient, in the reasonable judgment of the Company, to protect the Company or any agent of the Company from any loss they may suffer in connection with the Debentures. The undersigned further agrees that if the undersigned fails to do so, that the Company may reject this Affidavit for Lost Debenture and Indemnity Agreement and that if the undersigned is unable to deliver such Debentures to the Company on or before ___________, 2003, that the undersigned will be deemed to have rejected the rescission offer with respect to the Debentures not so delivered.

Executed this ____ day of ______________, 2003.

Registered Holder(s):

____
Name: ________________________

____
Name: ________________________

STATE OF ________________)
) ss.
COUNTY OF ______________)

I hereby certify that on this ___ day of ___________, 2003, before me, a Notary Public of the State of ____________________, personally appeared _________________________, known to me to be the person whose name is subscribed to the foregoing instrument, and acknowledged that he executed the same for purposes therein contained.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

____
Notary Public

My Commission Expires:

____

****PLEASE NOTE THAT YOU DO NOT NEED TO COMPLETE AND RETURN THIS AFFIDAVIT FOR LOST DEBENTURE AND INDEMNITY AGREEMENT UNLESS YOU ARE ACCEPTING THE RESCISSION OFFER <u>AND</u> HAVE LOST YOUR DEBENTURE**

KC-1041860-4